Filed by Northstar Earth & Space Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Viking Acquisition Corp. I

(Commission File No. 001-42927)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 16, 2026

VIKING ACQUISITION CORP. I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42927	86-1872510
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

900 Third Avenue, 18th Floor New York, NY	10022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (917) 423-7931

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	VACI.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 par value	VACI	The New York Stock Exchange
Redeemable warrants, each full warrant exercisable for one Class A ordinary share at an exercise price of $11.50	VACI.WT	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Business Combination Agreement

This section describes the material provisions of the Business Combination Agreement (as defined herein) but does not purport to describe all of the terms thereof. Viking (as defined herein) shareholders, warrant holders and other interested parties are urged to read such agreement in its entirety. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1. Unless otherwise defined herein, the capitalized terms used below are defined in the Business Combination Agreement.

General Description of the Business Combination Agreement

On April 16, 2026, Viking Acquisition Corp. I, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“Viking”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with NorthStar Earth and Space Inc., a corporation existing under the Canadian Corporate Statute (the “Company” or “NorthStar”), and Viking NS Amalgamation Corp., a corporation existing under the Canadian Corporate Statute (“NewCo”). The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination,” the closing of the Business Combination is referred to herein as the “Closing” and the date on which the Closing occurs is referred to herein as the “Closing Date.” In connection with the Closing, it is expected that Viking will change its name to “NorthStar” and Viking is referred to herein as “New Viking” as of the time following such change of name.

Subject to its terms and conditions, the Business Combination Agreement provides, among other things, that (1) at least one business day prior to the Closing Date, Viking will continue from the Cayman Islands to Canada (the “SPAC Continuation”), (2) The Company will conduct the Company Reorganization (as defined in the Business Combination Agreement), whereby certain Company loans, debentures, and Company Securities (as defined in the Business Combination Agreement) will be exchanged for or converted into Company Shares, (3) NewCo will amalgamate with and into the Company (the “Amalgamation”), with NewCo surviving the Amalgamation as a wholly-owned subsidiary of New Viking, pursuant to an arrangement under the applicable provisions of the Canada Business Corporations Act (the “CBCA”) and the plan of arrangement in form to be agreed upon by the parties (the “Plan of Arrangement”), and (4) New Viking will adopt amended and restated articles form to be agreed upon by the parties (the “Restated Articles”).

Transaction Consideration

The aggregate equity consideration to be issued to the Company’s equityholders in the Business Combination will be approximately 30,000,000 (the “Closing Shares”) New Viking common shares (“Common Shares”) to be authorized pursuant to the Restated Articles, based on a Company valuation of $300 million. In addition, up to 10,000,000 New Viking common shares (the “Earnout Shares”) are issuable to persons designated by a committee upon satisfaction of certain Revenue Run Rate (as defined in the Business Combination Agreement) targets in 2027 and 2028. The Earnout Shares are also issuable upon the occurrence of a Change of Control (as defined in the Business Combination Agreement). All outstanding Company warrants (other than the PIPE Warrants (as defined below)) will be converted into the right to receive RSUs under the New Viking Equity Plan (as defined below), and all outstanding stock options will be exchanged for stock options exercisable for a pro-rata portion of the Closing Shares.

Subject to, and in accordance with the terms and conditions of, the Business Combination Agreement, upon the SPAC Continuation, each then issued and outstanding Class B ordinary share of Viking will be converted into one Class B common share of Viking, and on the Closing Date, each such Class B common share will be converted into one Common Share.

Representations and Warranties

The Business Combination Agreement contains a number of representations and warranties made by the Company, Viking and Newco as of the date of the Business Combination Agreement or other specific dates solely for the benefit of certain parties to the Business Combination Agreement. In certain cases, such parties are subject to specified exceptions and materiality, Company Material Adverse Effect or SPAC Material Adverse Effect (each as defined in the Business Combination Agreement), knowledge and other qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement. The representations and warranties made under the Business Combination Agreement will not survive the Closing.

In the Business Combination Agreement, the Company made certain customary representations to Viking including, among others, related to the following: (1) corporate matters, including due organization, qualification and good standing; (2) capitalization; (3) authority, approval and binding effect relating to execution and delivery of the Business Combination Agreement and other ancillary documents and non-contravention; (4) required government approvals; (5) financial statements and internal controls; (6) compliance with laws and permits; (7) absence of certain changes and events; (8) absence of litigation; (9) employee benefits; (10) labor and employment; (11) real property; (12) intellectual property; (13) taxes; (14) environmental matters; (15) material contracts; (16) insurance; (17) certain business practices; (18) interested party transactions; and (19) brokers.

In the Business Combination Agreement, Viking and NewCo made certain customary representations and warranties to the Company including, among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) corporate authority, approval and binding effect relating to execution and delivery of the Business Combination Agreement and other ancillary documents, non-contravention and required governmental approvals; (3) compliance with laws; (4) employee benefit plans, (5) financial ability and the trust account; (6) taxes; (7) brokers; (8) Securities and Exchange Commission (“SEC”) reports, financial statements and the Sarbanes-Oxley Act; (9) business activities and absence of certain changes; (10) absence of litigation; (11) no outside reliance; (12) capitalization; (13) Nasdaq Stock Market quotation; (14) affiliate agreements; and (15) anti-bribery and economic sanctions.

Covenants of the Parties

The Business Combination Agreement contains certain customary covenants for transactions of this type by the Company and/or Viking, including, among others, covenants regarding: (1) the operation of their respective businesses in the ordinary course of business, in compliance with law; (2) the provision of access to their properties, books and personnel; (3) regulatory approvals; (4) trust account disbursements; (5) the Company’s obligation to deliver financial statements, proxy solicitations and other actions; (6) exclusivity and confidentiality; (7) directors’ and officers’ indemnification and insurance; (8) listing New Viking’s securities on the New York Stock Exchange; (9) Viking’s obligation to make certain public filings; (10) the SPAC Continuation; (11) preparation of the Canadian Prospectus (as defined in the Business Combination Agreement); (12) post-Closing director and officer appointments; and (13) the obligation of the Company to effect the Company Warrant Exchange (as defined in the Business Combination Agreement).

Viking and the Company also agreed to jointly prepare, and Viking agreed to file with the SEC, a registration statement on Form F-4 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the Common Shares to be issued pursuant to the Business Combination. The Registration Statement will include a proxy statement/prospectus for the purpose of soliciting proxies from Viking’s shareholders for the matters relating to the Business Combination to be acted on at the extraordinary general meeting of Viking (the “General Meeting”), and providing such Viking shareholders with an opportunity to redeem their Viking Class A ordinary shares. In addition, Viking and the Company agreed to prepare and mutually agreed upon, and Viking agreed to file with Canadian Securities Commission, a prospectus (the “Canadian Prospectus”) in sufficient time for New Viking to become a reporting issuer in the Province of Québec on or as soon as reasonably practicable after the Closing Date, and Viking and the Company agreed to other customary covenants related to the filing of the Registration Statement and the Canadian Prospectus and the calling of the General Meeting.

The Company agreed to convene and conduct a meeting of its securityholders (the “Company Securityholders Meeting”) as soon as reasonably practicable after the Registration Statement is deemed effective by the SEC for the purpose of, among other things, considering and approving the Plan of Arrangement and the Company Reorganization, and to promptly prepare and complete a notice and information circular and any other documents required by applicable law, and to cause such documents to be sent to each securityholder of the Company and other person as required by applicable law.

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Viking also agreed to adopt a New Viking equity incentive plan (the “New Viking Equity Plan”), which shall be a customary public company equity incentive plan in a form mutually agreed by the parties, with a total number of New Viking Common Shares equal to 10% of the New Viking Common Shares outstanding immediately following the Closing determined on a fully diluted basis.

The Company also agreed to use best efforts to deliver to Viking as promptly as possible, but in any event within (i) three weeks of the date of the Business Combination Agreement, additional Support Agreements (as defined below) executed by Company securityholders that, together with the Key Company Securityholders (other than the securityholder referenced in (ii) below), constitute the Company Required Approval (as defined in the Business Combination Agreement) and (ii) forty-five days of the date of the Business Combination Agreement, an additional Support Agreement executed by a certain Company securityholder.

Survival

None of the covenants and agreements of the parties contained in the Business Combination Agreement will survive the Closing, except for (1) those covenants and agreements that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches after the Closing, or (2) Article IX (Miscellaneous) of the Business Combination Agreement.

Conditions to Closing

The Business Combination Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived by all of the parties): (1) approval by the Company’s securityholders of the Plan of Arrangement at the Company Securityholders Meeting or pursuant to written consent, (2) receipt of an interim and final order pursuant to the CBCA approving the Plan of Arrangement, (3) approval by Viking’s shareholders of the Business Combination and related matters at the General Meeting, (4) the absence of any law, ruling of any governmental authority, judgment or decree which has the effect of making the Business Combination illegal or which otherwise prevents or prohibits consummation of the Business Combination, (5) all required filings and approvals under any applicable antitrust laws will have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Business Combination under applicable antitrust laws will have expired or been terminated, (6) the Common Shares to be issued in the Business Combination will have been registered with the SEC on the Registration Statement and accepted for listing on the New York Stock Exchange or another national securities exchange mutually agreed to by the Parties in writing, and (7) the Registration Statement having become effective.

In addition, the obligations of Viking and NewCo are subject to the satisfaction or waiver of certain closing conditions, including without limitation: (1) the accuracy of the representations and warranties of the Company and the performance of the covenants and agreements of the Company, in each case subject to certain qualifiers, (2) the delivery of executed counterparts to all ancillary agreements to which the Company or any securityholder of the Company is party, (3) the absence of a Company Material Adverse Effect (as defined in the Business Combination Agreement) since the date of the Business Combination Agreement, and (4) the delivery of executed counterparts to all ancillary agreements to which the Company or certain key securityholders of the Company is party.

The obligations of the Company are subject to the satisfaction or waiver of certain customary closing conditions, including without limitation: (1) the accuracy of the representations and warranties of Viking and NewCo and the performance of the covenants and agreements of Viking and NewCo, in each case subject to certain qualifiers, (2) the absence of a SPAC Material Adverse Effect (as defined in the Business Combination Agreement) since the date of the Business Combination Agreement, (3) each of Viking’s officers and directors shall have resigned from such positions, and (4) the delivery of executed counterparts to all ancillary agreements to which Viking or NewCo or certain shareholders of Viking is party.

Termination

The Business Combination Agreement may be terminated under certain circumstances prior to the closing of the Business Combination including, but not limited to (1) by mutual written consent of Viking and the Company, (2) by either Viking or the Company if the effective time of the Amalgamation has not occurred by January 31, 2027 (the “Outside Date”), provided that the Business Combination Agreement may not be so terminated by or on behalf of any party that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained in the Business Combination Agreement and such breach or violation is the principal cause of the failure of a closing condition on or prior to the Outside Date, (3) by either Viking or the Company if any governmental authority has enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and non-appealable and has the effect of making consummation of the Business Combination illegal or otherwise preventing or prohibiting consummation of the Business Combination, (4) by either Viking or the Company if the requisite approval of Viking’s shareholders is not obtained at the General Meeting or any adjournment or postponement thereof, (5) by either Viking or the Company if the requisite approval of the Company’s securityholders in respect of the Plan of Arrangement and Company Reorganization is not obtained at the Company Securityholders Meeting or any adjournment or postponement thereof, (6) by Viking if the Company is in breach of its representations, warranties or covenants or agreements of the Company set forth in the Business Combination Agreement that is uncured and render certain of the conditions to closing set forth in the Business Combination Agreement incapable of being satisfied on the Closing Date, (7) by the Company if Viking is in breach of its representations, warranties, covenants or agreements set forth in the Business Combination Agreement that is uncured and would render certain of the conditions to closing set forth in the Business Combination Agreement incapable of being satisfied on the Closing Date, (8) by the Company, at any time prior to Viking’s receipt of requisite shareholder approval, if Viking’s board of directors changes, withdraws, withholds, qualifies or modifies, in a manner adverse to the Company, its recommendation of the Business Combination or (9) by Viking if the Company has not delivered the Additional Support Agreements (as defined in the Business Combination Agreement) executed by the relevant Company securityholders within the time frame set forth in the Business Combination Agreement.

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If Viking validly terminates the Business Combination Agreement for the Company’s failure to deliver the Additional Support Agreements, then Company shall reimburse Viking for its out-of-pocket expenses incurred in connection with the Business Combination in an amount not to exceed $500,000. If the Business Combination Agreement is otherwise validly terminated, none of the parties to the Business Combination Agreement will have any liability under the Business Combination Agreement, except in the case of willful and material breach or fraud by a party of the Business Combination Agreement.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Business Combination Agreement has been filed with this Current Report on Form 8-K in order to provide investors with information regarding its terms. It is not intended to provide any other factual information about Viking, the Company or NewCo. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Viking’s public disclosures.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to or in connection with the Business Combination Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, copies of each of which are attached hereto as exhibits. Shareholders and other interested parties are urged to read such Related Agreements, or forms thereof, in their entirety.

Sponsor Letter Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Viking, the Company and Viking Acquisition Sponsor I, LLC (the “Sponsor”) entered into a letter agreement (the “Sponsor Letter”) pursuant to which, among other things (1) the Sponsor agreed to vote all Class B ordinary shares of Viking (“Founder Shares”) held by it in favor of the Business Combination Agreement, the Business Combination and related proposals, (2) the Sponsor agreed that, at the Closing, it will transfer, directly or constructively, 3,000,000 Founder Shares to investors in the PIPE Financing and Viking agreed to issue to the Sponsor at closing for consideration of the Sponsor Letter, 500,000 New Viking Shares, (3) Sponsor agreed to pay SPAC Excluded Expenses unpaid under the Business Combination Agreement, and (4) the parties agreed that 10% of any Earnout Shares issued shall be allocated to Sponsor if the dollar volume-weighted average price for the New Viking Common Shares over any 20 consecutive day trading period within the 30 consecutive trading days beginning on the day immediately following the publication of New Viking’s Form 20-F or Form 6-K that evidences the satisfaction of the applicable earnout target, is greater than or equal to $10.00.

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A copy of the Sponsor Letter is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Sponsor Letter is qualified in its entirety by reference thereto.

Voting and Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Viking, the Company and certain of the Company’s securityholders entered into a Voting and Support Agreement (the “Support Agreement”) pursuant to which, among other things, each such securityholder agreed to support and vote in favor of the Plan of Arrangement.

A copy of the Support Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Support Agreements is qualified in its entirety by reference thereto.

Registration Rights Agreement

Pursuant to the terms of the Business Combination Agreement, contemporaneously with the Closing, New Viking, the Sponsor, and certain securityholders of the Company will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, (1) New Viking will agree to file, as soon as practicable (and in any event within 30 days) following the Closing Date, a registration statement covering the resale of certain Common Shares and other equity securities of New Viking held by the Sponsor and such other securityholders parties from time to time, and (2) such holders of registrable securities will be granted certain takedown, demand, block trade and piggyback registration rights with respect to their registrable securities, in each case, on the terms and subject to the conditions set forth in the Registration Rights Agreement.

A copy of the form of Registration Rights Agreement is filed as Exhibit 10.3 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference thereto.

Lock-Up Agreements

Also pursuant to the terms of the Business Combination Agreement, at the Closing, certain Company securityholders will enter into a lock-up agreement (each, a “Lock-Up Agreement”), pursuant to which, among other things, each such securityholder will agree not to sell, for a period of 180 days following the Closing (subject to certain exceptions), the Common Shares held by such securityholder immediately after the effective time of the Business Combination, on the terms and subject to the conditions set forth in the Lock-Up Agreement. In addition, the Sponsor and the other parties to the letter agreement entered into by such parties with Viking in connection with Viking’s initial public offering will enter into an amendment to such letter agreement to change the lock-up period in such letter agreement to six months after the Closing Date.

A copy of the form of Lock-Up Agreement is filed as Exhibit 10.4 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Lock-Up Agreement is qualified in its entirety by reference thereto.

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PIPE Financing

Concurrently with the execution of the Business Combination Agreement, on April 16, 2026, Viking and the Company entered into Securities Purchase Agreements (the “PIPE Agreement,”) with certain institutional investors (the “PIPE Investors”). Pursuant to (i) PIPE Agreement, the PIPE Investors agreed to subscribe for and purchase, and NorthStar agreed to issue and sell to the PIPE Investors, immediately prior to the Closing, an aggregate number of shares of NorthStar equal to $30 million of New Viking Shares, on an as exchanged basis, as well as warrants to purchase shares of NorthStar which are to be converted into warrants to acquire 3,000,000 New Viking Shares at Closing (collectively, the “PIPE Financing”). Such warrants will have the same terms as the New Viking Public Warrants (as defined in the PIPE Agreement). In addition, the Sponsor agreed to transfer to the PIPE Investors an aggregate of 3,000,000 Founders Shares at Closing.

The obligations of each party to consummate the PIPE Financing are conditioned upon, among other things, (i) the New Viking Shares having been approved for listing on the New York Stock Exchange; (ii) all conditions precedent to the Closing shall have been satisfied or waived and the closing of the Business Combination shall be scheduled to occur substantially concurrently with the closing of the PIPE Financing; and (iii) the absence of specified adverse judgements, orders, laws, rules or regulations enjoining or otherwise prohibiting the consummation of the transactions contemplated by the PIPE Agreement.

The obligations of Viking and the Company to consummate the PIPE Financing are further subject to additional conditions, including, among other things: (i) material truth and accuracy of the representations and warranties of the PIPE Investors, subject to customary bringdown standards; and (ii) material compliance by the PIPE Investors with their covenants, agreements and conditions under the PIPE Agreements.

The obligations of the PIPE Investors to consummate the PIPE Financing are further subject to additional conditions, including, among other things: (i) the material truth and accuracy of the representations and warranties of Viking and the Company in the PIPE Agreements, subject to customary bringdown standards; and (ii) material compliance by Viking and the Company with its respective covenants, agreements and conditions under the PIPE Agreements.

The PIPE Agreements provide that the parties will use commercially reasonable efforts to ensure that the securities issued to PIPE Investors (other than the Sponsor transferred shares) will be freely tradable promptly following Closing and the PIPE Agreements further grant the PIPE Investors certain customary registration rights.

The foregoing description of the PIPE Agreements and the PIPE Financing is subject to and qualified in its entirety by reference to the full text of the form of PIPE Agreement, a copy of which is attached as Exhibit 10.5 hereto, and the terms of which are incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the PIPE Agreements and the PIPE Financing is incorporated by reference herein. The securities to be offered and sold in connection with the PIPE Agreement have not been registered under the Securities Act, in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 7.01 Regulation FD Disclosure.

On April 17, 2026, Viking and NorthStar issued a press release announcing the Business Combination. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated by reference herein is an investor presentation, dated April 2026.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Viking under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

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Additional Information and Where to Find It

In connection with the proposed Business Combination, Viking intends to file with the SEC the Registration Statement, which will include a prospectus with respect to Viking’s securities to be issued in connection with the proposed Business Combination and a proxy statement to be distributed to holders of Viking’s Class A ordinary shares in connection with Viking’s solicitation of proxies for the vote by Viking’s shareholders with respect to the proposed Business Combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, Viking plans to file the definitive Proxy Statement with the SEC and to mail copies to Viking’s shareholders as of a record date to be established for voting on the proposed Business Combination and other matters to be described in the Registration Statement. This document does not contain all the information that should be considered concerning the proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that Viking may file with the SEC. Before making any investment or voting decision, investors and securityholders of Viking and the Company are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the Company, Viking and the proposed Business Combination. Investors and securityholders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by Viking through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Viking may be obtained free of charge from Viking’s website at www.vikingspac.com or by directing a request to Viking Acquisition Corp. I Attn: Corporate Secretary, 900 Third Avenue, 18th Floor, New York, NY 10022. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

The Company, Viking and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from Viking’s shareholders in connection with the proposed Business Combination. For more information about the names, affiliations and interests of Viking’s directors and executive officers, please refer to the final prospectus from Viking’s initial public offering, which was dated October 30, 2025 and filed with the SEC on October 31, 2025 (the “IPO Prospectus”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of Viking’s shareholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

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Forward-Looking Statements

This Current Report on Form 8-K includes forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; financing and other business milestones; potential benefits of the proposed Business Combination and other related transactions; and expectations relating to the proposed Business Combination and other related transactions. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of NorthStar’s and Viking’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of NorthStar and Viking. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed Business Combination and other related transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to SPACs) that could adversely affect the combined company or the expected benefits of the proposed Business Combination and other related transactions; failure to realize the anticipated benefits of the proposed Business Combination and other related transactions; ability to successfully consummate the PIPE Financing, or obtain additional financing; ability to attract and retain qualified personnel; global economic and political conditions; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; legal and regulatory changes; the outcome of any legal proceedings that may be instituted against Viking or NorthStar related to the proposed Business Combination; the effects of competition on NorthStar’s future business; the approval by Viking’s public shareholders of the Business Combination and related transactions, the amount of redemption requests made by Viking’s public shareholders. Additional risks related to NorthStar’s business include, but are not limited to: The development of advanced data analytics services is complex, and delays could adversely affect NorthStar’s business and prospects; NorthStar may be unable to adequately control the costs associated with its operations and the components necessary to develop and commercialize its data analytics technology; NorthStar may not accurately estimate future supply and demand for its analytics services, leading to inefficiencies and hindering its ability to generate revenue and profits; NorthStar’s expectations and targets regarding technical, pre-production, and production objectives depend on assumptions and analyses that may prove incorrect, affecting milestone achievement; if NorthStar’s existing customers do not continue to purchase its analytics services, its revenue and results of operations would be adversely impacted; NorthStar is an early-stage company with a history of financial losses and expects to incur significant expenses and continuing losses from operations; NorthStar’s business plan has yet to be tested, and it may not succeed in executing on its strategic plans, including commercialization; NorthStar relies heavily on its intellectual property portfolio. If it is unable to protect its intellectual property rights, its business and competitive position would be harmed; NorthStar may need to defend itself against intellectual property infringement claims, which may be time-consuming and could cause it to incur substantial costs or limit its ability to use certain technology; governmental trade controls, including export and import controls, sanctions, customs requirements and related regimes, could subject NorthStar to liability or loss of contracting privileges, limit its ability to transfer technology or compete in certain markets and affect its ability to hire qualified personnel; and changes in U.S., Canadian and foreign government policy, including the imposition of or increases in tariffs and changes to existing trade agreements, could have a material adverse effect on global economic conditions and NorthStar’s business, financial condition, results of operations and prospects. Additional risks related to Viking include those factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the IPO Prospectus for Viking’s initial public offering filed with the SEC on October 31, 2025, and in those documents that Viking has filed, or will file, with the SEC.

If any of these risks materialize or Viking’s or NorthStar’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Viking nor NorthStar presently know or that Viking and NorthStar currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Viking’s and NorthStar’s expectations, plans, or forecasts of future events and views as of the date of this Current Report on Form 8-K and are qualified in their entirety by reference to the cautionary statements herein. Viking and NorthStar anticipate that subsequent events and developments will cause Viking’s and NorthStar’s assessments to change. These forward-looking statements should not be relied upon as representing Viking’s and NorthStar’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Viking, NorthStar nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

8

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1	Business Combination Agreement, dated April 16, 2026.
10.1	Sponsor Letter Agreement, dated April 16, 2026.
10.2	Voting and Support Agreement, dated April 16, 2026.
10.3	Form of Amended and Restated Registration Rights Agreement.
10.4	Form of Lock-Up Agreement.
10.5	Form of Securities Purchase Agreement, dated April 16, 2026.
99.1	Press Release, dated April 17, 2026.
99.2	Investor Presentation, dated April 2026.
104	Cover Page Interactive Data File (embedded with the Inline XRBL document).

9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VIKING ACQUISITION CORP. I

	By:	/s/ Håkan Wohlin
	Name:	Håkan Wohlin
	Title:	Chief Executive Officer

Dated: April 17, 2026

10

Exhibit 2.1

EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT

by and among

VIKING ACQUISITION CORP. I,

NORTHSTAR EARTH AND SPACE INC.,

and

Viking NS AMALGAMATION CORP.

Dated as of April 16, 2026

-i-

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF SPAC AND NEWCO		57

4.01	Organization, Standing and Corporate Power	57
4.02	Corporate Authority; Approval; Non-Contravention; Government Approvals	58
4.03	Compliance with Laws	59
4.04	Employee Benefit Plans	59
4.05	Financial Ability; Trust Account	59
4.06	Taxes	60
4.07	Brokers	62
4.08	SPAC SEC Reports; Financial Statements; Sarbanes-Oxley Act	62
4.09	Business Activities; Absence of Changes	63
4.10	Litigation	65
4.11	No Outside Reliance	65
4.12	Capitalization	66
4.13	NYSE Stock Market Quotation	67
4.14	Affiliate Agreements	67
4.15	Anti-Bribery; Economic Sanctions	67
4.16	No Other Representations or Warranties	68

ARTICLE 5 CONDUCT OF BUSINESS		68

5.01	Conduct of Business by the Company	68
5.02	Conduct of Business by SPAC	72
5.03	Conduct of Business by NewCo	74
5.04	SPAC Continuation	74
5.05	Claims Against Trust Account	75

ARTICLE 6 ADDITIONAL AGREEMENTS		75

6.01	Registration Statement / Proxy Statement	75
6.02	Canadian Prospectus	78
6.03	SPAC Shareholders Meeting	79
6.04	Access to Information; Confidentiality	80
6.05	Exclusivity	80
6.06	SPAC Equity Incentive Plan	81
6.07	Directors’ and Officers’ Indemnification	81
6.08	Notification of Certain Matters	82
6.09	Further Action; Reasonable Best Efforts	83
6.10	Public Announcements	84
6.11	Stock Exchange Listing	84
6.12	Regulatory Approvals	84
6.13	Trust Account	86
6.14	Certain Actions	86
6.15	Intended Tax Treatment	86
6.16	Delivery of Financial Statements	88
6.17	Post-Closing Directors and Officers	88
6.18	PIPE Financing	88

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6.19	Public Filings	89
6.20	NewCo Shareholder Approvals	89
6.21	Transferred Information	89
6.22	Company Warrants	90
6.23	Additional Support Agreements	90

ARTICLE 7 CONDITIONS TO THE TRANSACTIONS		91

7.01	Conditions to the Obligations of each Party	91
7.02	Conditions to the Obligations of SPAC and NewCo	92
7.03	Conditions to the Obligations of the Company	93
7.04	Frustration of Closing Conditions	94

ARTICLE 8 TERMINATION, AMENDMENT AND WAIVER		95

8.01	Termination	95
8.02	Effect of Termination	96
8.03	Expenses	96
8.04	Amendment	97
8.05	Waiver	97

ARTICLE 9 GENERAL PROVISIONS		98

9.01	Notices	98
9.02	Nonsurvival of Representations, Warranties and Covenants	98
9.03	Severability	99
9.04	Entire Agreement; Assignment	99
9.05	Parties in Interest	99
9.06	Governing Law	99
9.07	Waiver of Jury Trial	99
9.08	Headings	100
9.09	Counterparts	100
9.10	Specific Performance	100
9.11	No Recourse	100
9.12	Language	100

EXHIBITS

Exhibit A Form of Lock-Up Agreement	A-1
Exhibit B Form of Registration Rights Agreement	B-1

SCHEDULES

SCHEDULE A Company Knowledge Persons

SCHEDULE B SPAC Knowledge Persons

SCHEDULE C Key Company Securityholders

-iii-

BUSINESS COMBINATION AGREEMENT, dated as of April 16, 2026 (this “Agreement”), by and among Viking Acquisition Corp. I, a Cayman Islands exempted company (“SPAC”), NorthStar Earth and Space Inc., a corporation existing under the Canadian Corporate Statute (as defined below) (the “Company”), and Viking NS Amalgamation Corp., a corporation existing under the Canadian Corporate Statute (“NewCo” and together with SPAC and the Company, the “Parties”).

Recitals

A.	NewCo is a wholly owned direct Subsidiary of SPAC, newly formed solely for the purposes of engaging in the following Transactions.

B.	Prior to the Amalgamation and subject to the terms and conditions of this Agreement, SPAC shall continue from the Cayman Islands to Canada in accordance with the Cayman Islands Companies Act (2022 Revision) (the “Cayman Companies Act”) and the Canada Business Corporations Act (the “Canadian Corporate Statute”) (such transfer by way of continuation, including all matters necessary or ancillary in order to effect continuation, the “SPAC Continuation”).

C.	On the Closing Date, in accordance with the terms and conditions of this Agreement and, as applicable, the Plan of Arrangement,

a.	the PIPE Financing shall be consummated pursuant to the Subscription Agreements,

b.	each then issued and outstanding SPAC Class B Common Share shall automatically convert, on a one-for-one basis, for a SPAC Class A Common Share pursuant to the SPAC Closing Articles (the “SPAC Class B Conversion”),

c.	each then issued and outstanding SPAC Warrant shall be exchanged for a warrant to acquire that number of SPAC Class A Common Shares equal to the number of SPAC Class A Ordinary Shares subject to the applicable SPAC Warrant, at a per share exercise price equal to the per share exercise price for the SPAC Warrants (the “SPAC Warrant Conversion”);

d.	the Company shall complete a pre-closing recapitalization providing for, among other things, the conversion or the exchange of the then outstanding Company Securities, Company Shareholder Loans and Company Convertible Debentures into Company Shares (other than certain Company Convertible Debentures, which shall be converted into non-convertible debt securities of the Company) (collectively, the “Company Recapitalization”);

e.	(i) NewCo shall amalgamate with and into the Company (the “Amalgamation”) to form one corporate entity (the “Amalgamated Company”), except that the legal existence of NewCo will not cease and NewCo will survive the Amalgamation as the Amalgamated Company, (ii) the articles and bylaws of the Amalgamated Company will be in the form to be mutually agreed between the Company and SPAC (the “NewCo Closing Governing Documents”), and (iii) the directors and officers of the Amalgamated Company shall be those individuals nominated by the Company prior to the Closing, all in accordance with the terms of the Plan of Arrangement;

f.	SPAC shall amend and restate its articles and adopt the amended and restated articles in the form to be mutually agreed by the Parties prior to the Closing (the “SPAC Closing Articles”);

g.	the SPAC Redemption shall be consummated pursuant to the SPAC Closing Articles;

h.	each then issued and outstanding Company Share (other than Company Shares in respect of which Company Dissent Rights have been duly exercised) shall be exchanged for that number of SPAC Common Shares equal to the Exchange Ratio;

i.	each then issued and outstanding Company Option shall be exchanged for an option to acquire a number of SPAC Common Shares (rounded up to the nearest whole share) equal to (i) the number of Company Shares subject to the applicable Company Option multiplied by (ii) the Exchange Ratio (collectively, the “SPAC Exchange Options”), each at a per share exercise price (rounded up to the nearest cent) equal to the quotient of (1) the per share exercise price for the Company Shares subject to the applicable Company Option, divided by (2) the Exchange Ratio (the “SPAC Exchange Option Exercise Price”), in each case, in accordance with the provisions of applicable Law (including Sections 424(a) and Section 409A of the Code and subsection 7(1.4) of the Canadian Tax Act); and

j.	each then issued and outstanding PIPE Warrant (as defined below) shall be exchanged for a warrant to acquire one SPAC Class A Ordinary Share, at a per share exercise price equal to the per share exercise price for the SPAC Warrants.

D.	At Closing:

a.	SPAC and certain holders of SPAC Common Shares issued pursuant to the Amalgamation, shall enter into a lock-up agreement in substantially the form attached as Exhibit A hereto (the “Lock-Up Agreement”).

b.	the officers and directors of SPAC, including without limitation its executive team, immediately prior to the Amalgamation will resign and be replaced by the individuals nominated by the Company prior to the Closing in accordance with the requirements of NYSE; provided that the Sponsor may designate one (1) director prior to the Closing to serve on the board of SPAC (the “Post-Closing Officers and Directors”).

E.	The Parties intend that: (a) for U.S. federal and applicable state and local income Tax purposes, (i) the SPAC Continuation qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code (and any applicable state and local Tax provisions), (ii) the SPAC Class B Conversion and the SPAC Warrant Conversion qualify as a “reorganization” within the meaning of Section 368(a)(1)(E) of the Code (and any applicable state and local Tax provisions), (iii) the Amalgamation qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (and any applicable state and local Tax provisions), (iv) this Agreement and the Plan of Arrangement constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) (and any applicable state and local Tax provisions), and (v) the Amalgamation not result in gain being recognized under Section 367(a)(1) of the Code (other than for any shareholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of SPAC following the Amalgamation that does not enter into a five-year gain recognition agreement (a “GRA”) in the form provided in Treasury Regulations Section 1.367(a)-8(c)) (collectively, the “Intended U.S. Tax Treatment”); and (b) for Canadian income Tax purposes, the Amalgamation is intended to (i) qualify as an amalgamation within the meaning of section 87 of the Canadian Tax Act and for the purposes of the Canadian Corporate Statute (the “Intended Canadian Tax Treatment” and together with the Intended U.S. Tax Treatment, the “Intended Tax Treatment”).

F.	The Board of Directors of the Company (the “Company Board”) has unanimously (a) determined that the Transactions are in the best interests of the Company, (b) approved this Agreement and the Ancillary Agreements to which the Company is or will be a party and the Transactions and declared their advisability and (c) resolved to recommend, among other things, that the Company Securityholders vote in favor of or sign the Arrangement Resolution.

G.	The Board of Directors of SPAC (the “SPAC Board”) has unanimously (a) determined that the Transactions are in the best interests of SPAC and are fair to the SPAC Shareholders, (b) approved this Agreement, the Ancillary Agreements to which SPAC is or will be a party and the Transactions and declared their advisability and (c) directed that the Transaction Proposals be submitted for consideration by the SPAC Shareholders at the SPAC Shareholders Meeting and recommended that the SPAC Shareholders approve and adopt each of the Transaction Proposals at the SPAC Shareholders Meeting.

H.	The Board of Directors of NewCo (the “NewCo Board”) has unanimously (a) determined that the Transactions are in the best interests of NewCo, (b) approved this Agreement, the Ancillary Agreements to which NewCo is or will be a party and the Transactions and declared their advisability and (c) recommended the approval of this Agreement, the Ancillary Agreements to which NewCo is or will be a party and the Transactions by SPAC, which is the sole shareholder of NewCo.

I.	Concurrently with the execution and delivery of this Agreement, SPAC, the Company and the Key Company Securityholders are entering into an agreement, dated as of the date hereof (the “Support Agreement”), pursuant to which, among other things, each such Key Company Securityholder has agreed to support and vote in favor of or sign the Arrangement Resolution.

J.	Concurrently with the execution and delivery of this Agreement, the Sponsor and SPAC are entering into a letter agreement, dated as of the date hereof (the “Sponsor Letter”), pursuant to which, among other things, (x) the Sponsor has agreed to (a) vote all of the SPAC Class B Ordinary Shares held by it in favor of each of the Transaction Proposals, and (b) transfer, directly or constructively (including, if applicable, pursuant to a forfeiture and reissuance), an aggregate of up to 3,000,000 SPAC Class B Common Shares to certain investors in connection with the PIPE Financing, and (y) the SPAC has agreed to issue to Sponsor 500,000 SPAC Common Shares at Closing.

K.	Concurrently with the execution and delivery of this Agreement, the Company and SPAC have entered into subscription agreements in an aggregate amount of $30,000,000 (the “Subscription Agreements”) with certain investors (the “PIPE Investors”) pursuant to which, among other things, such PIPE Investors have agreed to purchase Company Shares and warrants to purchase Company Shares (“PIPE Warrants”) in a private placement or placements to be consummated on the Closing Date, prior to the Amalgamation (the “PIPE Financing”).

L.	Concurrently with the Closing, SPAC, the Sponsor, and certain investors shall enter into a registration rights agreement in substantially the form attached as Exhibit B hereto (the “Registration Rights Agreement”).

M.	Prior to the Closing, the Company shall enter into an agreement with the holder of the Company Warrants to exchange any Company Warrants outstanding as of the Amalgamation Effective Time into restricted stock units of SPAC under the SPAC Equity Incentive Plan (the “Company Warrant Exchange”).

N.	Prior to the consummation of the Transactions, SPAC shall, subject to obtaining the approval of a majority of the SPAC Shareholders, adopt the SPAC Equity Incentive Plan effective as of the Closing.

O.	SPAC shall be renamed to “NorthStar” and shall trade publicly on NYSE under a new ticker symbol selected by the Company.

Agreement

In consideration of the foregoing and the mutual covenants and agreements herein contained, the Parties hereto hereby agree as follows:

Article 1
DEFINITIONS

1.01	Certain Definitions

For purposes of this Agreement:

“Action” has the meaning ascribed thereto in Section 3.09.

“Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Agreement” has the meaning ascribed thereto in the Preamble.

“Allocation Schedule” has the meaning ascribed thereto in Section 2.08.

“Alternative Transaction” has the meaning ascribed thereto in Section 6.05.

“Amalgamated Company” has the meaning ascribed thereto in the Recitals.

“Amalgamation” has the meaning ascribed thereto in the Recitals.

“Amalgamation Conditions Precedent” means the conditions set forth in Section 7.01(a) through Section 7.01(g), in each case, with respect to the Amalgamation.

“Amalgamation Effective Time” has the meaning ascribed thereto in Section 2.07(c)(v).

“Ancillary Agreements” means the Support Agreement, the Sponsor Letter, the Lock-Up Agreement, the Subscription Agreements, the Registration Rights Agreement and all other agreements, certificates and instruments executed and delivered by SPAC, NewCo or the Company in connection with the Transactions and specifically contemplated by this Agreement.

“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”), (ii) the Corruption of Foreign Publics Official Act (Canada), the Act respecting contracting by public bodies (Québec) and the Criminal Code (Canada), (iii) the UK Bribery Act 2010 (“UKBA”), (iv) anti-bribery legislation promulgated by the European Union and implemented by its member states, (v) Laws or any other type of legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and (vi) all other applicable, similar or equivalent anti-corruption or anti-bribery Laws or any other type of legislation of any jurisdiction.

“Anti-Money Laundering Laws” means financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970 (also known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the anti-money laundering statutes of all applicable jurisdictions (defined by virtue of such entity’s jurisdiction of incorporation or its conduct of business operations), the rules and regulations thereunder, and any related or similar rules or regulations, issued, administered, or enforced by any governmental agency.

“Antitrust Laws” has the meaning ascribed thereto in Section 6.12(a).

“Arrangement” means an arrangement under Section 192 of the Canadian Corporate Statute on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the directions of the Court in the Final Order with the prior written consent of SPAC and the Company, such consent not to be unreasonably withheld, conditioned or delayed.

“Arrangement Effective Time” has the meaning ascribed thereto in the Plan of Arrangement.

“Arrangement Resolution” means the special resolution of the Company Securityholders in respect of the Transactions, including the Arrangement.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the Canadian Corporate Statute to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the SPAC, each acting reasonably.

“Blue Sky Laws” has the meaning ascribed thereto in Section 3.05(b).

“Business Combination” has the meaning ascribed to such term in the SPAC Memorandum and Articles of Association.

“Business Combination Proposal” has the meaning ascribed thereto in Section 6.03.

“Business Data” means all business information and data, including Personal Information and Confidential Information that is accessed, collected, used, stored, shared, distributed, transferred, disclosed, destroyed, disposed of or otherwise processed by or on behalf of the Company or any Company Subsidiaries in the course of the conduct of the business of the Company or any Company Subsidiaries.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings and on which banks are not required or authorized to close in the City of New York in the United States of America or the City of Montreal, Québec, Canada (other than a Saturday, Sunday or public holiday in those cities).

“Business Systems” means all Software, computer hardware (whether general or special purpose), electronic data processors, databases, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes, and any Software and systems provided via the cloud or “as a service,” that are owned or administered by the Company and used in the conduct of the business of the Company or any Company Subsidiaries.

“Canadian Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder.

“Canadian Prospectus” means the preliminary and final non-offering prospectus of SPAC filed with the Canadian Securities Commission to become a “reporting issuer” (within the meaning of applicable Canadian securities Laws) in the Province of Québec and any other province or territory as the Parties may mutually agree.

“Canadian Securities Commission” means the Autorité des marchés financiers du Québec and the securities regulator of each other province or territory as the Parties may mutually agree.

“Cayman Companies Act” has the meaning ascribed thereto in the Recitals.

“Change in Recommendation” has the meaning ascribed thereto in Section 6.01.

“Claims” has the meaning ascribed thereto in Section 5.05.

“Closing” has the meaning ascribed thereto in Section 2.07(a).

“Closing Date” has the meaning ascribed thereto in Section 2.07(a).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company” has the meaning ascribed thereto in the Preamble.

“Company A&R Articles” means the articles of the Company in the form to be mutually agreed by the Parties prior to the Closing.

“Company Articles” means the Articles of Amendment of the Company dated November 16, 2023, as amended.

“Company Board” has the meaning ascribed thereto in the Recitals.

“Company Class A Common Shares” means the Class A common shares issued in the capital of the Company, with the meaning and rights as described in the Company Articles.

“Company Class B Common Shares” means the Class B common shares issued in the capital of the Company, with the meaning and rights as described in the Company Articles.

“Company Class A Preferred Shares” means the Class A preferred shares issued in the capital of the Company, with the meaning and rights as described in the Company Articles.

“Company Class B Preferred Shares” means the Class B preferred shares issued in the capital of the Company, with the meaning and rights as described in the Company Articles.

“Company Class B-1 Preferred Shares” means the Class B-1 preferred shares issued in the capital of the Company, with the meaning and rights as described in the Company Articles.

“Company Convertible Debentures” means the debentures listed in Section 3.03(e) of the Company Disclosure Schedule.

“Company Disclosure Schedule” has the meaning ascribed thereto in Article 3.

“Company Dissent Rights” means the rights of dissent granted to the Company Securityholders described in the Plan of Arrangement.

“Company Equity Incentive Plan” means that certain Amended and Restated Stock Option Plan for NorthStar Earth and Space Inc., dated as of December 12, 2019, as such may have been further amended, supplemented or modified from time to time.

“Company Financial Statements” has the meaning ascribed thereto in Section 3.07(a).

“Company Group Member” means the Company and each Company Subsidiary.

“Company Indemnified Persons” has the meaning ascribed thereto in Section 6.07(a).

“Company Information Circular” means, if required, the notice of the Company Securityholders Meeting to be sent to the Company Securityholders, and the accompanying management information circular to be prepared in connection with the Company Securityholders Meeting, together with any amendments thereto or supplements thereof in accordance with the terms of this Agreement and the Interim Order.

“Company Intercreditor Agreement” means the Amended and Restated Intercreditor Agreement between NorthStar Earth & Space Inc., Pangaea Three Acquisition Holdings III, LLC, Telesystem Space Inc., Luxembourg Future Fund – Co-Investments SA, Luxembourg Space Section Development SCSp, and Investissement Québec, dated November 17, 2023.

“Company Interested Party Transaction” has the meaning ascribed thereto in Section 3.20(a).

“Company IP” means, collectively, all Company-Owned IP and Company-Licensed IP.

“Company-Licensed IP” means all Intellectual Property owned or purported to be owned by a third party and either licensed to the Company or any Company Subsidiary or to which the Company or any Company Subsidiary otherwise has a valid right to use.

“Company Material Adverse Effect” means any event, state of facts, development, condition, occurrence, circumstance, change or effect (collectively, “Effect”) that, individually or in the aggregate with all other Effects, (i) has had or would reasonably be expected to have a material adverse effect on the business, financial condition, prospects, assets, liabilities or results of operations of the Company and the Company Subsidiaries taken as a whole, or (ii) would reasonably be expected to prevent, materially delay or materially impede the performance by the Company of its obligations under this Agreement and the Ancillary Agreements or the consummation of the Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether there is, has been or will be a Company Material Adverse Effect: (a) any change in or change in the interpretation of any Law or GAAP applicable to the Company; (b) effects generally affecting the industries or geographic areas in which the Company and the Company Subsidiaries operate; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism, terrorism, military actions, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics and other force majeure events; (e) any actions taken or not taken by the Company or the Company Subsidiaries as required by this Agreement or any Ancillary Agreement; (f) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities) (provided that this clause (f) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the Transactions); (g) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (g) shall not prevent a determination that any Effect underlying such failure has resulted in a Company Material Adverse Effect; or (h) any actions taken, or failures to take action, or such other Effects, in each case, which SPAC has requested in writing or to which it has consented in writing, except in the cases of clauses (a) through (d), to the extent that the Company and the Company Subsidiaries, taken as a whole, are materially disproportionately affected thereby as compared with other participants in the industries in which the Company and the Company Subsidiaries operate.

“Company Options” means all options to purchase Company Class A Common Shares, whether or not exercisable and whether or not vested, granted under the Company Equity Incentive Plan or otherwise.

“Company Outstanding Shares” means the total number of Company Shares outstanding immediately prior to the Amalgamation Effective Time, calculated on a fully diluted basis (taking into account the number of Company Shares subject to Company Options and the number of Company Shares issued upon the Company Convertible Debentures, Company Class A Preferred Shares, Company Class B Preferred Shares, Company Class B-1 Preferred Shares and Company Shareholder Loans pursuant to the Company Recapitalization), before giving effect to the issuance of any shares pursuant to the PIPE Financing.

“Company-Owned IP” means all Intellectual Property owned or purported to be owned by the Company or any Company Subsidiary.

“Company Permits” has the meaning ascribed thereto in Section 3.06.

“Company Recapitalization” has the meaning ascribed thereto in the Recitals.

“Company Required Approval” has the meaning ascribed thereto in Section 2.02.

“Company Securities” means the Class A Common Shares, the Class B Common Shares, the Class A Preferred Shares, the Class B Preferred Shares, the Class B-1 Preferred Shares and the Company Convertible Debentures.

“Company Securityholders” means, collectively, the holders of Company Securities as of any determination time prior to the Closing.

“Company Securityholders Meeting” means, if required, the special meeting of the Company Securityholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, which may be called and held in accordance with the Interim Order for the purpose of, among other things, considering and, if thought fit, approving the Arrangement Resolution.

“Company Securityholder Written Approval” has the meaning ascribed thereto in Section 2.03(e).

“Company Shareholder Loans” means, collectively, those certain outstanding interest-bearing debts (other than the Company Convertible Debentures) owed by the Company to certain Company Shareholders.

“Company Shareholders’ Agreement” means the Third Amended and Restated Unanimous Shareholders’ Agreement of the Company dated November 24, 2023.

“Company Shares” means, the ordinary shares in the authorized share structure of the Company following the Company Recapitalization.

“Company Subsidiary” means each Subsidiary of the Company.

“Company Warrant Exchange” has the meaning ascribed thereto in the Recitals.

“Company Warrants” means all warrants to purchase Company Class A Common Shares.

“Confidential Information” means any information, knowledge or data concerning the businesses or affairs of (i) the Company or the Company Subsidiaries that is not in the public domain, or (ii) any Suppliers or customers of the Company or any Company Subsidiaries that is subject to restrictions on use or disclosure to third parties in any currently enforceable written confidentiality agreements with the Company or any Company Subsidiaries or to which the Company or any Company Subsidiaries are otherwise bound.

“Contract” means any written or oral agreement, contract, instrument, subcontract, arrangement, undertaking, lease or sublease, license, sublicense, power of attorney, note, bond, mortgage, indenture, deed of trust, or other legal commitment or understanding between parties or by one party in favor of another party.

“Contracting Parties” has the meaning ascribed thereto in Section 9.11.

“control” (including the terms “controlling”, “controlled” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or otherwise.

“Court” means the Superior Court of Québec, or other court as applicable.

“Current Employee” means an employee of a Company Group Member.

“Data Security Requirements” has the meaning ascribed thereto in Section 3.13(l).

“Deferred Underwriting Fees” means the amount of deferred underwriting fees held in the Trust Account and payable to the underwriters of the SPAC’s initial public offering upon consummation of the Transactions.

“Director” means the Director appointed pursuant to Section 260 of the Canadian Corporate Statute.

“Disabling Devices” means Software viruses, time bombs, logic bombs, trojan horses, trap doors, back doors, or other computer instructions, intentional devices or techniques that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, maliciously encumber, hack into, incapacitate, infiltrate or slow or shut down a computer system or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner, other than those incorporated by the Company or the applicable third party intentionally to protect Company IP from misuse.

“Earnout Shares” has the meaning ascribed thereto in Section 2.10(a).

“Employee Benefit Plan” means any plan that is an “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), and any other bonus, profit sharing, stock option, stock purchase, restricted stock, phantom stock, shadow equity, other equity-based compensation arrangement, performance award, incentive, deferred compensation, pension plan or scheme or insurance, life, accident, critical illness, retiree medical or life insurance, death or disability benefit, health or welfare (including hospitalization, prescription drug and dental), employee assistance, retirement, retirement savings, supplemental retirement, severance, redundancy, retention, change in control, employment, consulting, employee loan, educational assistance, fringe benefit, sick pay, expatriate benefit, vacation plans or arrangements and any other employee benefit plans, programs or arrangements, whether written or unwritten, registered or non-registered, funded or unfunded, insured or uninsured, except for Statutory Plans.

“Enforceability Exceptions” has the meaning ascribed thereto in Section 3.04.

“Environmental Laws” means any applicable Laws relating to: (i) the release or threatened release of Hazardous Substances or materials containing Hazardous Substances; (ii) the manufacture, handling, packaging, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (iii) pollution or protection of the environment, natural resources or human health and safety (to the extent related to Hazardous Substances).

“Equity Interests” means (i) in the case of a corporation, any and all shares (however designated) of capital stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, (iii) in the case of a partnership or limited liability company, any and all partnership or membership interests (whether general or limited) or units (whether common or preferred), (iv) in any case, any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, and (v) in any case, any right to acquire any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning ascribed thereto in Section 3.10(c).

“Ex-Im Laws” means all applicable Laws relating to export, re-export, transfer, and import controls, including but not limited to the U.S. Department of Commerce Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, the Export and Import Permits Act (Canada), the NSCA, the customs and import Laws administered by the Canada Border Services Agency, the EU Dual Use Regulation, the customs and import Laws administered by Her Majesty’s Revenue and Customs and any similar Laws of any Governmental Authority with jurisdiction over the Company, any Company Subsidiary, or any agent thereof to the extent that it is conducting business involving the Company or any Company Subsidiary, to the extent that the Company, a Company Subsidiary, or such agent is subject to such Laws.

“Exchange Act” has the meaning ascribed thereto in Section 3.05(b).

“Exchange Ratio” means the ratio (rounded to four decimal places) obtained by dividing (i) the Transaction Value divided by $10.00, by (ii) the Company Outstanding Shares.

“Final Order” means the final order of the Court pursuant to Section 192 of the Canadian Corporate Statute, approving the Arrangement, in a form acceptable to SPAC and the Company, each acting reasonably, as such order may be amended by the Court with the consent of SPAC and the Company, such consent not to be unreasonably withheld, conditioned or delayed, at any time prior to the Closing or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended, on appeal, provided that any such amendment is acceptable to each of SPAC and the Company, each acting reasonably.

“Financial Derivative/Hedging Arrangement” means any transaction (including an agreement with respect thereto) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any combination of these transactions.

“Fraud” means, with respect to a Party, an intentional misrepresentation by such Party with respect to the making of the representations and warranties of such Party as expressly set forth in this Agreement or any Ancillary Agreement or in any certificates to be delivered hereunder or thereunder.

“GAAP” means generally accepted accounting principles as in effect in the United States of America from time to time.

“Government Official” means any officer or employee of a Governmental Authority, a public international organization, or any department or agency thereof or any Person acting in an official capacity for such government or organization, including (i) a foreign official as defined in the FCPA, (ii) a foreign public official as defined in the Corruption of Foreign Public Officials Act (Canada) and a public officer as defined in the Criminal Code (Canada), (iii) a foreign public official as defined in UKBA, (iv) an officer or employee of a government-owned, controlled, operated enterprise, such as a national oil company, and (v) any non-U.S. political party, any party official or representative of a non-U.S. political party, or any candidate for a non-U.S. political office.

“Governmental Authority” has the meaning ascribed thereto in Section 3.05(b).

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“GRA” has the meaning ascribed thereto in the Recitals.

“Hazardous Substance(s)” means (i) those substances defined in or regulated under Environmental Laws as “toxic,” “hazardous,” “radioactive” or “nuclear substances” or as a “pollutant” or “contaminant” or words of similar meaning or effect, or for which liability or standards of conduct may be imposed under any Environmental Law, (ii) petroleum and petroleum products, including crude oil and any fractions thereof, (iii) natural gas, synthetic gas, and any mixtures thereof, (iv) polychlorinated biphenyls, per- and polyfluoroalkyl substances, asbestos and radon, and (v) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations, including as amended by the Health Information Technology for Clinical Health Act provisions of the American Recovery and Reinvestment Act of 2009, Pub. Law No. 111-5 and its implementing regulations.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to any Person, without duplication, any obligations (whether or not contingent) consisting of: (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money; (b) amounts owing as deferred purchase price for property or services, including “earnout” payments (but excluding ordinary trade accounts payable); (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security; (d) contingent reimbursement obligations with respect to letters of credit, bankers’ acceptance or similar facilities (in each case to the extent drawn); (e) any obligations in the nature of accrued fees, interest, prepayment or other premiums, penalties, termination fees, expenses and other amounts incurred or that would be payable in connection with the prepayment, repayment, redemption, payoff, amendment, modification or supplement of any of the items in the foregoing clauses; (f) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed; (g) obligations under leases required to be capitalized under GAAP; (h) obligations net of benefits under all Financial Derivative/Hedging Arrangements; (i) any unpaid dividends or distributions declared or payable to any Company Securityholder; (j) any other indebtedness or obligation reflected or required to be reflected as indebtedness in a consolidated balance sheet, in accordance with GAAP; (k) guarantees, make- whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in the foregoing clauses; and (l) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations (including unreimbursed expenses or indemnification obligations for which a claim has been made); provided, however, that Indebtedness shall not include any Taxes, any accounts payable to trade creditors in the ordinary course of business that are not past due or any accrued expenses arising in the ordinary course of business consistent with past practice.

“Insolvency Event” means, in relation to an entity:

(a)	the entity goes, or proposes to go, into bankruptcy or liquidation;

(b)	an order is made, or an effective resolution is passed, for the winding up or dissolution without winding up (otherwise than for the purposes of a solvent reconstruction or amalgamation) of the entity;

(c)	a receiver, receiver and manager, judicial manager, liquidator, trustee, administrator or like official is appointed, or threatened or expected to be appointed, over the entity, the whole or a substantial part of the undertaking or property of the entity, or any application is made to a court for an order, or an order is made, or a meeting is convened, or a resolution is passed, for the purpose of appointing such a Person;

(d)	the holder of a Lien takes possession of the whole or substantial part of the undertaking or property of the entity;

(e)	a writ of execution is issued against the entity or any of the entity’s assets;

(f)	the entity is unable, or admits in writing its inability or failure, to pay its debts generally as they become due;

(g)	the entity commits an act of bankruptcy under the Bankruptcy and Insolvency Act (Canada);

(h)	the entity makes a general assignment for the benefit of creditors;

(i)	the entity proposes or takes any steps to implement a scheme or arrangement or other compromise with its creditors or any class of them, whether pursuant to the Companies’ Creditors Arrangement Act (Canada) or similar legislation in any jurisdiction or otherwise;

(j)	the entity is declared or taken under applicable Law to be insolvent, or the entity’s board of directors resolve that it is, or is likely to, become insolvent; or

(k)	an event that is the effective equivalent of an event described in paragraphs (a) to (j) above occurs in respect of the entity under the Laws applicable to it; and

in relation to a natural person, the person is made bankrupt, declared bankrupt or files a petition for relief under bankruptcy Laws, a certificate is issued for the summary administration of the person’s estate or an equivalent or similar event to any of the foregoing occurs in respect of the person under the Laws applicable to it.

“Insurance Policies” has the meaning ascribed thereto in Section 3.17(a).

“Intellectual Property” means (i) patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof, (ii) trademarks and service marks, trade dress, logos, trade names, corporate names, brands, slogans, and other source identifiers together with all translations, adaptations, derivations, combinations and other variants of the foregoing, and all applications, registrations, and renewals in connection therewith, together with all of the goodwill associated with the foregoing, (iii) copyrights, and other rights in works of authorship (whether or not copyrightable), and moral rights, and registrations and applications for registration, renewals and extensions thereof, (iv) trade secrets, proprietary know-how (including ideas, formulas, compositions, inventions (whether or not patentable or reduced to practice)), improvements, protocols, processes, methods and techniques, research and development information, industry analyses, algorithms, architectures, layouts, drawings, specifications, designs, plans, methodologies, proposals, industrial models, technical data, financial and accounting and all other data and all other data, databases and database rights, (v) internet domain name registrations, (vi) rights of privacy and publicity, (vii) all other intellectual property or proprietary rights of any kind or description, including Software as defined herein, and accumulated or acquired data in any form, (viii) copies and tangible embodiments of any of the foregoing, in whatever form or medium, and (ix) all legal rights arising from clauses (i) through (vii) above, including the right to prosecute, enforce and perfect such interests and rights to sue, oppose, cancel, interfere, enjoin and collect damages based upon such interests, including such rights based on past infringement, if any, in connection with any of the foregoing.

“Intended Canadian Tax Treatment” has the meaning ascribed thereto in the Recitals.

“Intended Tax Treatment” has the meaning ascribed thereto in the Recitals.

“Intended U.S. Tax Treatment” has the meaning ascribed thereto in the Recitals.

“Interim Order” means the interim order of the Court contemplated by Section 2.02 and made pursuant to Section 192 of the Canadian Corporate Statute, in a form acceptable to each of the Company and the SPAC (each acting reasonably), providing for, among other things, the calling and holding of the Company Securityholders Meeting, if required, and the SPAC Shareholders Meeting, as the same may be amended by the Court with the consent of SPAC and the Company, such consent not to be unreasonably withheld, conditioned or delayed, provided that any such amendment is acceptable to each of SPAC and the Company, each acting reasonably.

“Intervening Event” has the meaning ascribed thereto in Section 6.01.

“Investment Canada Act” means the Investment Canada Act (Canada) and the regulations made thereunder.

“Key Company Securityholders” means the persons and entities listed on Schedule C.

“knowledge” or “to the knowledge” of a Person shall mean in the case of the Company, the actual knowledge of the Persons listed on Schedule A after reasonable inquiry of direct reports, and in the case of SPAC, the actual knowledge of the Persons listed on Schedule B after reasonable inquiry of direct reports.

“Law” means any federal, national, state, county, municipal, provincial, territorial, local, foreign or multinational, statute, constitution, common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Lease” has the meaning ascribed thereto in Section 3.12(b).

“Lease Documents” has the meaning ascribed thereto in Section 3.12(b).

“Leased Real Property” means the real property leased by the Company or Company Subsidiaries as tenant, together with, to the extent leased by the Company or Company Subsidiaries, all buildings and other structures, facilities or improvements located thereon.

“Lien” means any (i) lien, security interest, mortgage, pledge, adverse claim, lease, license, tenancy or possessory interest, purchase right, transfer restriction, conditional sales obligation, easement, restriction, covenant, condition, levy, debt, attachment or other encumbrance of any kind that secures the payment or performance of an obligation (other than those created under applicable securities laws), (ii) any security for payment of money, performance of obligations or protection against default (including a mortgage, bill of sale, charge, lien, pledge, trust, power or retention of title arrangement, right of set-off, assignment of income, garnishee order, monetary claim and flawed deposit arrangement), or (iii) any Contract granting or creating anything referred to in the foregoing clause (ii).

“Lock-Up Agreement” has the meaning ascribed thereto in the Recitals.

“made available” means (i) with respect to documents made available to the SPAC, that such documents were posted in the Virtual Data Room (and the Company will use reasonable best efforts to provide to Representatives of SPAC (a) via a downloadable link within two (2) days after the date hereof and (b) on a USB as promptly as reasonably practicable after the date hereof), and (ii) with respect to documents made available to the Company, that such documents were provided to one or more Persons listed on Schedule A hereto or to the Representatives of the Company or disclosed in the SPAC SEC Reports, in each case at or prior to 5:00 p.m., New York time, on the date that is one (1) day prior to the date of this Agreement.

“Material Contracts” has the meaning ascribed thereto in Section 3.16(a).

“NewCo” has the meaning ascribed thereto in the Preamble.

“NewCo Board” has the meaning ascribed thereto in the Recitals.

“NewCo Closing Governing Documents” has the meaning ascribed thereto in the Recitals.

“NewCo Organizational Documents” means the incorporation and constitutional documents of NewCo.

“NewCo Shareholder Approval” means the affirmative vote or prior written consent of the sole shareholder of NewCo as at the date hereof.

“Non-U.S. Benefit Plan” has the meaning ascribed thereto in Section 3.10(a).

“Non-Party Affiliates” has the meaning ascribed thereto in Section 9.11.

“NSCA” means the Nuclear Safety and Control Act (Canada) and the regulations made thereunder, including the General Nuclear Safety and Control Regulations.

“NYSE” means the New York Stock Exchange.

“Occupational Health and Safety Laws” means all Laws relating in full or part to workplace safety, the protection of workers, or worker health and safety, including the NSCA, the Canada Labour Code and the regulations thereto, including the Canada Occupational Health and Safety Regulations and Work Place Harassment and Violence Prevention Regulations.

“Open Source Software” means any Software in source code form that is licensed pursuant to (i) any license that is a license now or in the future approved by the open source initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL), (ii) any similar license to Software that is considered “free” or “open source software”, or (iii) any Reciprocal License.

“Ordinary Course” means, with respect to any Person, the ordinary course of business consistent with such Person’s past custom and practice.

“Outside Date” has the meaning ascribed thereto in Section 8.01(b).

“Parties” has the meaning ascribed thereto in the Preamble.

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“PCI DSS” means the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council.

“Per Security Consideration” means, with respect to each Company Share and Company Option issued and outstanding immediately prior to the Amalgamation Effective Time, the right to receive:

(i)	in the case of each Company Share, the number of SPAC Common Shares equal to the Exchange Ratio; and

(ii)	in the case of each Company Option, SPAC Exchange Options to acquire a number of SPAC Common Shares (rounded down to the nearest whole share) equal to (1) the number of Company Shares subject to the applicable Company Option multiplied by (2) the Exchange Ratio at the SPAC Exchange Option Exercise Price, upon and subject to the other terms and conditions set forth in this Agreement, the Plan of Arrangement and in accordance with the provisions of applicable Law (including Sections 424(a) and 409A of the Code).

“Permitted Liens” means (i) such imperfections of title, easements, encumbrances, Liens or restrictions that do not and would not, individually or in the aggregate, materially impair the current use of the Company’s or any Company Subsidiary’s assets, including without limitation the Leased Real Property, that are subject thereto (but in all events excluding monetary Liens), (ii) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens arising in the Ordinary Course, or deposits to obtain the release of such Liens, for amounts not yet due or that are being contested in good faith in appropriate proceedings, (iii) Liens for Taxes not yet due and delinquent, or if delinquent, being contested in good faith by appropriate proceedings and for which appropriate reserves have been made in accordance with GAAP, (iv) zoning, entitlement, conservation restriction and other land use and Environmental Laws promulgated by Governmental Authorities that do not and would not, individually or in the aggregate, materially impair the current use of the Leased Real Property, that are subject thereto, (v) non-exclusive licenses (or sublicenses) of Company-Owned IP granted in the Ordinary Course, (vi) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that are registered on title to the Leased Real Property and that do not and would not, individually or in the aggregate, prohibit or materially impair the current use, occupancy or marketability of the Leased Real Property, that are subject thereto, (vii) Liens identified in the Company Financial Statements or the SPAC Financial Statements, as applicable, and (viii) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest that do not and would not, individually or in the aggregate, materially impair the current use of the Leased Real Property, that are subject hereto.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association, or to the extent not already covered, an entity, or government, political subdivision, agency or instrumentality of a government, or to the extent not already covered, a Governmental Authority.

“Personal Information” means (i) information related to an identified or identifiable individual, device or household (e.g., name, address, telephone number, email address, financial account number, government-issued identifier), (ii) any other data used or intended to be used or which allows one to identify, contact, or precisely locate an individual, device or household, including any internet protocol address or other persistent identifier, (iii) any other, similar information or data regulated by privacy or data security Laws, and (iv) any information that is covered by PCI DSS.

“PIPE Financing” has the meaning ascribed thereto in the Recitals.

“PIPE Investors” has the meaning ascribed thereto in the Recitals.

“PIPE Warrants” has the meaning ascribed thereto in the Recitals.

“Plan of Arrangement” means the Plan of Arrangement in the form to be mutually agreed by the Parties prior to the Closing, subject to any amendments or variations to such plan made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and SPAC, each acting reasonably.

“Plan of Arrangement Proposal” has the meaning ascribed thereto in Section 6.03.

“Plans” has the meaning ascribed thereto in Section 3.10(a).

“Post-Closing Officers and Directors” has the meaning ascribed thereto in the Recitals.

“Privacy/Data Security Laws” means all Laws governing the receipt, collection, use, storage, handling, processing, sharing, security, use, disclosure, protection or transfer of Personal Information or the security of Company’s Business Systems, including the following Laws and their implementing regulations: the Act Respecting the Protection of Personal Information in the Private Sector (Québec), the Personal Information Protection and Electronic Documents Act (Canada), HIPAA, the Gramm-Leach-Bliley Act, the Fair Credit Reporting Act, the Federal Trade Commission Act, the CAN-SPAM Act, Canada’s Anti-Spam Legislation, the NSCA, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, Children’s Online Privacy Protection Act, California Consumer Privacy Act together with all implementing regulations therein and including the California Privacy Rights Act of 2020 (CPRA), and any ancillary rules, binding guidelines, orders, directions, directives, codes of conduct or other instruments made or issued by a Governmental Authority under the foregoing instruments, state data security Laws, state data breach notification Laws, state consumer protection Laws, the General Data Protection Regulation (EU) 2016/679, any applicable Laws concerning requirements for website and mobile application privacy policies and practices, call or electronic monitoring or recording or any outbound communications (including outbound calling and text messaging, telemarketing, and e-mail marketing).

“Products” mean any products, services or technologies, developed, manufactured, performed, out-licensed, sold, distributed or otherwise made available by or on behalf of Company Group Member, or from which any Company Group Member has derived previously, is currently deriving or is contemplated to derive, revenue from the sale or provision thereof.

“PSPC” means Public Services and Procurement Canada.

“Public Official” means (a) any director, manager, officer, employee or representative of any Governmental Authority; (b) any director, manager, officer, employee or representative of any commercial enterprise that is owned or controlled by a Governmental Authority; (c) any director, manager, officer, employee or representative of any public international organization; (d) any Person acting in an official capacity for or on behalf of any Governmental Authority; and (e) any political party, party official or candidate for political office.

“Reciprocal License” means a license of an item of Software that requires or that conditions any rights granted in such license upon (i) the disclosure, distribution or licensing of any other Software (other than such item of Software as provided by a third party in its unmodified form), (ii) a requirement that any disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form) be at no charge, (iii) a requirement that any other licensee of the Software be permitted to access the source code of, modify, make derivative works of, or reverse-engineer any such other Software, (iv) a requirement that such other Software be redistributable by other licensees, or (v) the grant of any patent rights (other than patent rights in such item of Software), including non-assertion or patent license obligations (other than patent obligations relating to the use of such item of Software).

“Redemption Rights” means, prior to the SPAC Continuation, the redemption rights provided for in the SPAC Memorandum and Articles of Association, and after the SPAC Continuation and prior to the Amalgamation Effective Time, the equivalent redemption rights provided in the SPAC Closing Articles.

“Redemption Shares” has the meaning ascribed thereto in Section 2.07(c)(viii).

“Registered Intellectual Property” means all Intellectual Property that is the subject of registration (or an application for registration), including domain names.

“Registration Rights Agreement” has the meaning ascribed thereto in the Recitals.

“Registration Statement / Proxy Statement” has the meaning ascribed thereto in Section 6.01(a).

“Representatives” has the meaning ascribed thereto in Section 6.04(a).

“Sanctioned Country” means at any time, a country, region or territory which is itself the subject or target of any comprehensive Sanctions Laws (as of the date of this Agreement, certain regions of Ukraine, Cuba, Iran, North Korea, and Syria).

“Sanctioned Person” means at any time any Person that is: (i) listed on any Sanctions-related list of designated or blocked Persons administered by a Governmental Authority to the extent that it has jurisdiction over the Company, any Company Subsidiary, or any agent thereof to the extent that it is conducting business involving the Company or any Company Subsidiary (including but not limited to the U.S. Department of Treasury’s Office of Foreign Assets Control’s (“OFAC”) Specially Designated Nationals List, Non-SDN Menu-Based Sanctions List, Sectoral Sanctions Identifications List, and Foreign Sanctions Evaders List, the Regulations under the Special Economic Measures Act (Canada), Justice for Victims of Corruption Foreign Officials Act (Canada), United Nations Act (Canada), and Freezing of Assets of Corrupt Foreign Officials Act (Canada), the Regulations Establishing a List of Entities under the Criminal Code (Canada), the Denied Persons, Entity, and Unverified Lists of the U.S. Department of Commerce’s Bureau of Industry and Security, the Debarred List of the U.S. Department of State’s Directorate of Defense Trade Controls, any list of sanctioned persons administered and maintained by the U.S. Department of State relating to non-proliferation, terrorism, Cuba, Iran, or Russia and the EU Consolidated Financial Sanctions List), (ii) the government of, located in, resident in, or organized under the laws of a Sanctioned Country, (iii) the Government of Venezuela, as defined in Executive Order 13884 of August 5, 2019, or (iv) 50% or more owned or controlled, whether directly or indirectly, by a Person or Persons described in clauses (i) through (iii).

“Sanctions Laws” means applicable trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures administered or enforced by (i) the United States of America (including without limitation the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, and the U.S. Department of Commerce), (ii) Canada, (iii) the European Union and enforced by its member states, (iv) the United Nations, or (v) Her Majesty’s Treasury.

“SEC” has the meaning ascribed thereto in Section 2.02.

“Software” means all computer software in any format, including object code, byte code, source code, firmware, algorithms, applications and programs, scripts, models, APIs, user interfaces, and databases, and related or associated system and user documentation, whether or not patentable or copyrightable.

“SPAC” has the meaning ascribed thereto in the preamble to this Agreement.

“SPAC 5% Shareholder” has the meaning ascribed thereto in Section 6.15(c).

“SPAC Affiliate Agreement” has the meaning ascribed thereto in Section 4.14.

“SPAC Board” has the meaning ascribed thereto in the Recitals.

“SPAC Board Recommendation” has the meaning ascribed thereto in Section 6.03.

“SPAC Class A Common Shares” means, following the SPAC Continuation, SPAC’s Class A common shares.

“SPAC Class A Ordinary Shares” means, prior to the SPAC Continuation, SPAC’s Class A ordinary shares.

“SPAC Class B Common Shares” means, following the SPAC Continuation, SPAC’s Class B common shares.

“SPAC Class B Conversion” has the meaning ascribed thereto in the Recitals.

“SPAC Class B Ordinary Shares” means, prior to the SPAC Continuation, SPAC’s Class B ordinary shares.

“SPAC Closing Articles” has the meaning ascribed thereto in the Recitals.

“SPAC Common Shares” means, following the Amalgamation, Common shares in the capital of SPAC.

“SPAC Continuation” has the meaning ascribed thereto in the Recitals.

“SPAC Disclosure Schedule” means the SPAC’s disclosure schedule delivered by SPAC in connection with this Agreement.

“SPAC Equity Incentive Plan” has the meaning ascribed thereto in Section 6.06.

“SPAC Exchange Option Exercise Price” has the meaning ascribed thereto in the Recitals.

“SPAC Exchange Options” has the meaning ascribed thereto in the Recitals.

“SPAC Financial Statements” means all of the audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) of SPAC included in the SPAC SEC Reports.

“SPAC Indemnified Persons” has the meaning ascribed thereto in Section 6.07(a).

“SPAC Information” has the meaning ascribed thereto in Section 2.04(e).

“SPAC Insiders” means each insider and any other Person who may be a director, officer and/or member of the management team of SPAC.

“SPAC Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, (i) has had or would reasonably be expected to have a material adverse effect on the business, financial condition, prospects, assets, liabilities or results of operations of SPAC and NewCo taken as a whole, or (ii) would reasonably be expected to prevent, materially delay or materially impede the timely performance by SPAC or NewCo of its respective obligations under this Agreement and the Ancillary Agreements or the consummation of the Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a SPAC Material Adverse Effect: (a) any change in or change in the interpretation of any Law or GAAP applicable to SPAC or NewCo; (b) Effects generally affecting the industries or geographic areas in which SPAC operates; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism, terrorism, military actions, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics and other force majeure events; (e) any actions taken or not taken by the SPAC or NewCo as required by this Agreement or any Ancillary Agreement; (f) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities) (provided that this clause (f) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the Transactions); (g) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (g) shall not prevent a determination that any Effect underlying such failure has resulted in a SPAC Material Adverse Effect; (h) any actions taken, or failures to take action, or such other Effects, in each case, which the Company has requested in writing or to which it has consented in writing or which actions are contemplated by this Agreement; or (i) any event, circumstance, change or effect arising from or related to the exercise of Redemption Rights, except in the cases of clauses (a) through (d), to the extent that SPAC is materially disproportionately affected thereby as compared with other participants in the industry in which SPAC operates.

“SPAC Memorandum and Articles of Association” means the SPAC’s amended and restated Memorandum and Articles of Association effective October 30, 2025, as may be amended from time to time in accordance with the terms of this Agreement.

“SPAC Organizational Documents” means the incorporation and constitutional documents of SPAC (including (i) prior to the SPAC Continuation, the SPAC Memorandum and Articles of Association and the Trust Agreement, and (ii) after the SPAC Continuation, the SPAC Closing Articles and the Trust Agreement).

“SPAC Redemption” has the meaning ascribed thereto in Section 2.07(c)(viii).

“SPAC SEC Reports” has the meaning ascribed thereto in Section 4.08(a).

“SPAC Shareholder Approval” means with respect to the approval of the SPAC Continuation (including the SPAC Closing Articles), the Business Combination Proposal and the Plan of Arrangement Proposal, the approval by not less than two-thirds (66⅔%) of the votes cast by the SPAC Shareholders, voting as a single class, present in person or represented by proxy at the SPAC Shareholders Meeting, in accordance with the SPAC Organizational Documents of and applicable Laws.

“SPAC Shareholder Redemption Amount” means the aggregate amount of cash proceeds required to satisfy any valid exercise by holders of SPAC Class A Common Shares of the Redemption Rights that has not been validly revoked.

“SPAC Shareholders” means collectively, the holders of SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares.

“SPAC Shareholders Meeting” has the meaning ascribed thereto in Section 6.03.

“SPAC Tail Policy” has the meaning ascribed thereto in Section 6.07(c).

“SPAC Units” means the units issued by SPAC consisting of one SPAC Class A Ordinary Share and one-third of a SPAC Warrant.

“SPAC Warrant Agreements” means, collectively, (i) that certain Public Warrant Agreement dated October 30, 2025, by and between SPAC and Continental Stock Transfer & Trust Company and (ii) that certain Private Warrant Agreement dated October 30, 2025, by and between SPAC and Continental Stock Transfer & Trust Company.

“SPAC Warrant Conversion” has the meaning ascribed thereto in the Recitals.

“SPAC Warrants” means the whole warrants to purchase SPAC Class A Ordinary Shares as contemplated under the SPAC Warrant Agreements, with each whole warrant exercisable for one SPAC Class A Ordinary Share at an exercise price of $11.50.

“Sponsor” means Viking Acquisition Sponsor I, LLC, a Delaware limited liability company.

“Sponsor Letter” has the meaning ascribed thereto in the Recitals.

“Statutory Plans” means any statutory plans with which the Company Group Members are required to comply, including the Canada Pension Plan and plans administered pursuant to applicable provincial health tax, workers’ compensation and employment insurance legislation.

“Subscription Agreements” has the meaning ascribed thereto in the Recitals.

“Subsidiary” or “Subsidiaries” of any Person means, with respect to such Person, any Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries.

“Supplier” means any Person that supplies inventory or other materials or personal property, components, or other goods or services (including, design, development and manufacturing services) that comprise or are utilized in, including in connection with the design, development, manufacture or sale of, the Products of the Company Group Members.

“Support Agreement” has the meaning ascribed thereto in the Recitals.

“Tax” or “Taxes” means any and all taxes, duties, levies, assessments, fees or other charges in the nature of a tax imposed by any Governmental Authority, including income, estimated, business, occupation, corporate, capital, gross receipts, transfer, stamp, registration, employment, payroll, health, unemployment, social security, workers’ compensation, employment insurance premiums, Canada Pension Plan, Québec Pension Plan or other similar contributions, withholding, occupancy, license, severance, goods and services, excise, alternative or add-on minimum, occupation, anti-dumping, countervailing, environment, production, ad valorem, excise, windfall profits, customs duties, real property, personal property, sales, use, turnover, value added and franchise taxes, whether disputed or not, together with all interest, penalties, and additions to tax imposed with respect thereto.

“Tax Incentive” has the meaning ascribed thereto in Section 3.14(q).

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto and any amendment thereof, in each case provided or required to be provided to a Taxing Authority in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Taxing Authority” means any Governmental Authority responsible for the imposition, administration and/or collection of such Tax or enforcement of any Law in relation to Tax.

“Terminating Company Breach” has the meaning ascribed thereto in Section 8.01(f).

“Terminating SPAC Breach” has the meaning ascribed thereto in Section 8.01(g).

“Trading Day” means any day on which SPAC Common Shares are actually traded on the principal securities exchange or securities market on which the SPAC Common Shares are then traded.

“Transaction Proposals” has the meaning ascribed thereto in Section 6.03.

“Transaction Value” means $300,000,000.

“Transaction Documents” means this Agreement, including all Schedules and Exhibits hereto, the Company Disclosure Schedule, the SPAC Disclosure Schedule, the Ancillary Agreements, and all other agreements, certificates and instruments executed and delivered by SPAC, NewCo, or the Company in connection with the Transactions and specifically contemplated by this Agreement.

“Transactions” means the SPAC Continuation, the Amalgamation, the PIPE Financing, the SPAC Redemption, the Plan of Arrangement, and the other transactions contemplated by this Agreement and the Transaction Documents.

“Transferred Information” means any Personal Information disclosed or conveyed to one Party or any of its representatives or agents (a “Recipient”) by or on behalf of another Party (a “Disclosing Party”) in anticipation of, as a result of, or in conjunction with the Transactions.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“Trust Account” has the meaning ascribed thereto in Section 4.05.

“Trust Agreement” has the meaning ascribed thereto in Section 4.05.

“Trustee” has the meaning ascribed thereto in Section 4.05.

“Updated Financial Statements” has the meaning ascribed thereto in Section 6.16.

“Virtual Data Room” means the virtual data room established by the Company and hosted by Microsoft 365, access to which was given to SPAC in connection with its due diligence investigation of the Company relating to the Transactions.

1.02	Construction

(a)	Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the definitions contained in this Agreement are applicable to the other grammatical forms of such terms, (iv) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (v) the terms “Article,” “Section,” “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (vi) the word “including” means “including without limitation,” (vii) the word “or” shall be disjunctive but not exclusive, (viii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto and (ix) references to any Law shall include all rules and regulations promulgated thereunder and references to any Law shall be construed as including all statutory, legal, and regulatory provisions consolidating, amending or replacing such Law. All references to “$” or dollars refer to United States dollars.

(b)	The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

(c)	Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified, and when counting days, the date of commencement will not be included as a full day for purposes of computing any applicable time periods (except as otherwise may be required under any applicable Law). If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d)	All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e)	Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

Article 2
THE ARRANGEMENT; THE TRANSACTIONS; CLOSING

2.01	The Arrangement

Upon the terms and subject to the conditions set forth in Article 7, following the SPAC Continuation, the Company, SPAC and NewCo shall proceed to effect the Arrangement under Section 192 of the Canadian Corporate Statute beginning at the Arrangement Effective Time on the terms contained in the Plan of Arrangement. In the event of any conflict between the terms of this Agreement and the Plan of Arrangement, the Plan of Arrangement shall govern. From and after the Arrangement Effective Time, the Parties shall each effect and carry out the steps, actions and/or transactions to be carried out by them pursuant to the Plan of Arrangement.

2.02	The Interim Order

No event later than five (5) Business Days after the date that the Registration Statement / Proxy Statement is declared effective by the United States Securities and Exchange Commission (the “SEC”), the Company shall apply in a manner reasonably acceptable to SPAC pursuant to Section 192 of the Canadian Corporate Statute and, in cooperation with SPAC, prepare, file and diligently pursue an application to the Court for the Interim Order in respect of the Arrangement, which shall provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Company Securityholders Meeting and for the manner in which such notice is to be provided, such notice to include, among other things, that such Persons have a right to appear at the hearing before the Court at which the fairness of the Arrangement will be adjudged;

(b)	that the required level of approval for the Arrangement Resolution (the “Company Required Approval”) shall be the approval of:

(i)	75% of the outstanding Company Class A Common Shares and Company Class B Common Shares, voting together as a single class;

(ii)	70% of the outstanding Company Class A Common Shares, voting as a separate class;

(iii)	70% of the outstanding Company Class B Common Shares, voting as a separate class;

(iv)	75% of the outstanding Company Class A Preferred Shares, voting as a separate class;

(v)	75% of the outstanding Company Class B Preferred Shares, voting as a separate class;

(vi)	75% of the outstanding Company Class B-1 Preferred Shares, voting as a separate class; and

(vii)	each holder of the outstanding Company Convertible Debentures and the Company Shareholder Loans;

(c)	confirmation of the record date for the purposes of determining the Company Securityholders entitled to notice of and to vote at the Company Securityholders Meeting and that the record date for the Company Securityholders entitled to notice of and to vote at the Company Securityholders Meeting will not change in respect of any adjournment(s) or postponement(s) of the Company Securityholders Meeting, unless required by Law or with the written consent of SPAC;

(d)	that, subject to the Interim Order, in all other respects, the terms, restrictions and conditions of the Company Articles, including quorum requirements and all other matters (as applicable), shall apply in respect of the Company Securityholders Meeting;

(e)	that the Company Securityholders Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court;

(f)	that the Company Securityholders Meeting may be held in person or be a virtual meeting or hybrid meeting whereby all Company Securityholders may join virtually;

(g)	that proxies in respect of the Arrangement Resolution may be delivered to the Company up to the deadline specified in the Company Information Circular, as may be waived in the Company’s discretion;

(h)	for the grant of the Company Dissent Rights as contemplated in the Plan of Arrangement;

(i)	for the class of Persons to whom notice is to be provided in respect of the SPAC Shareholders Meeting and for the manner in which such notice is to be provided, such notice to include, among other things, that such Persons have a right to appear at the hearing before the Court at which the fairness of the Arrangement will be adjudged;

(j)	that the required level of approval for the Plan of Arrangement Proposal shall be the SPAC Shareholder Approval;

(k)	confirmation of the record date for the purposes of determining the SPAC Shareholders entitled to notice of and to vote at the SPAC Shareholders Meeting and that the record date for the SPAC Shareholders entitled to notice of and to vote at the SPAC Shareholders Meeting will not change in respect of any adjournment(s) or postponement(s) of the SPAC Shareholders Meeting, unless required by Law or with the written consent of the Company;

(l)	that, in all other respects, the terms, restrictions and conditions of the SPAC Organizational Documents, including quorum requirements and all other matters, shall apply in respect of the SPAC Shareholders Meeting;

(m)	that the SPAC Shareholders Meeting may be adjourned or postponed from time to time by SPAC in accordance with the terms of this Agreement or as otherwise agreed by the Company and SPAC, acting reasonably, without the need for additional approval of the Court;

(n)	that the SPAC Shareholders Meeting may be held in person or be a virtual meeting or hybrid meeting whereby all SPAC Shareholders may join virtually;

(o)	that proxies in respect of the SPAC Shareholder Approval may be delivered to the SPAC up to the deadline specified in the information circular delivered by SPAC to the SPAC Shareholders, as may be waived in the Company’s discretion;

(p)	for the notice, service and standing requirements with respect to the presentation of the application to the Court for the Final Order; and

(q)	for such other matters as the Parties may agree are reasonably necessary to complete the Transactions.

2.03	The Company Securityholders Meeting

(a)	Subject to the terms of this Agreement, the Interim Order and the provision of the Company Information Circular, the Company shall convene and conduct the Company Securityholders Meeting in accordance with the Company Articles, applicable Laws and the Interim Order as soon as reasonably practicable (but acknowledging that the Company may apply to the Court for an Interim Order as late as five (5) Business Days after the date that the Registration Statement / Proxy Statement is declared effective by the SEC), and shall not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Securityholders Meeting without the prior written consent of SPAC (not to be unreasonably withheld, delayed or conditioned), except in the case of an adjournment as required for quorum purposes. The Company shall consult with SPAC in fixing the record date for the Company Securityholders Meeting and the date of the Company Securityholders Meeting, give notice to SPAC of the Company Securityholders Meeting and allow SPAC’s Representatives to attend the Company Securityholders Meeting. The Company shall use its reasonable best efforts to obtain approval of the Arrangement Resolution as required by the Interim Order, including instructing the management proxyholders named in the Company Information Circular to vote any discretionary or blank proxy submitted by Company Securityholders in favor of such action, and shall take all other action reasonably necessary or advisable to secure approval of the Arrangement Resolution as required by the Interim Orde.

(b)	The Company shall provide SPAC with (i) updates with respect to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution, (ii) updates with respect to any communication (written or oral) from any Company Securityholder in opposition to the Arrangement, (iii) any written notice of dissent or purported exercise by any Company Securityholder of Company Dissent Rights received by the Company, and (iv) a reasonable opportunity to review and comment on all communications sent to Company Securityholders in connection with the Company Securityholders Meeting.

(c)	Unless required by Law, the Company shall not make any payment or settlement offer, or agree to any payment or settlement, prior to the Closing Date with respect to any claims regarding the Arrangement or Company Dissent Rights without the prior written consent of SPAC, which consent will not be unreasonably withheld, conditioned or delayed.

(d)	The Company shall not change the record date for the Company Securityholders entitled to vote at the Company Securityholders Meeting in connection with any adjournment or postponement of the Company Securityholders Meeting unless required by Law.

(e)	Notwithstanding anything to the contrary in this Agreement, if so permitted by the Interim Order and applicable Law the Parties agree that the Company may satisfy its obligations under Section 2.03 and Section 2.04 and any other similar obligations under this Agreement, by obtaining written approval of the Arrangement Resolution from such holders of Company Securities as required by the Interim Order (the “Company Securityholder Written Approval”) in lieu of calling and holding the Company Securityholders Meeting and mailing the Company Information Circular. In the event that, at the Court proceedings relating to the Interim Order, Court agrees that the Company Securityholder Written Approval has been obtained in satisfaction of the applicable requirements to obtain approval of the Company Securityholders for the Arrangement, then, notwithstanding anything to the contrary in Section 2.02, the Interim Order shall not be required to contain any provisions related to the Company Securityholders Meeting.

2.04	Company Information Circular

(a)	The Company shall promptly prepare and complete, in good faith consultation with SPAC, the Company Information Circular together with any other documents required by applicable Law in connection with the Company Securityholders Meeting and the Arrangement, and the Company shall, as promptly as practicable after obtaining the Interim Order, cause the Company Information Circular and such other documents to be sent to each Company Securityholder and other Person as required by the Interim Order and applicable Law.

(b)	The Company shall ensure that the Company Information Circular (i) complies with the Company Articles, the Interim Order and applicable Law, (ii) does not contain an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, except with respect to SPAC Information included in the Company Information Circular, which SPAC shall ensure does not contain an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, (iii) provides the Company Securityholders with sufficient information (explained in sufficient detail) to permit them to form a reasoned judgement concerning the matters to be placed before the Company Securityholders Meeting, and (iv) states any material interest of each director and officer, whether as director, officer, shareholder or creditor of the Company, as and to the extent required by applicable Law.

(c)	The Company shall ensure that the Company Information Circular includes a statement that the Company Board has unanimously (i) determined that the Plan of Arrangement and the Transactions are in the best interests of the Company and (ii) recommended that the Company Securityholders vote in favor of the Arrangement Resolution.

(d)	The Company shall, subject to the terms of this Agreement, ensure that the Company Information Circular includes a statement that each of the Key Company Securityholders has entered into the Support Agreement pursuant to which, among other things, the Key Company Securityholders (i) will not transfer their Company Securities (other than certain permitted transfers), (ii) will vote their Company Securities in favor of the Arrangement Resolution and any other resolutions necessary to effect this Agreement, the Plan of Arrangement and the other Transactions and (iii) will not exercise, and will waive, the Company Dissent Rights to the maximum extent permitted by Law.

(e)	SPAC shall assist the Company in the preparation of the Company Information Circular, including obtaining and furnishing to the Company any information with respect to SPAC required to be included under applicable Laws in the Company Information Circular (the “SPAC Information”). The Company shall give SPAC and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Information Circular and other related documents, and shall accept the reasonable comments made by SPAC and its counsel, and agrees that all information relating to SPAC included in the Company Information Circular must be in a form and content reasonably satisfactory to SPAC. The Company shall provide SPAC with a final copy of the Company Information Circular in connection with its mailing to the Company Securityholders.

(f)	Each Party shall promptly notify the other Parties if it becomes aware that the Company Information Circular contains an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly deliver or otherwise disseminate any such amendment or supplement to the Company Securityholders as required by the Court or applicable Law.

2.05	The Final Order

The Company shall, in consultation with SPAC, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the Canadian Corporate Statute, as soon as reasonably practicable, but in any event not later than the later of: (a) three (3) Business Days after the date on which the Arrangement Resolution is passed at the Company Securityholders Meeting as provided for in the Interim Order or the Company Securityholders Written Approval as permitted by the Interim Order; and (b) three (3) Business Days after the receipt of the SPAC Shareholder Approval.

2.06	Court Proceedings

(a)	In connection with all Court proceedings relating to obtaining the Interim Order or the Final Order, the Company shall: (i) diligently pursue the Interim Order and the Final Order; (ii) provide SPAC and SPAC’s legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and consider in good faith any reasonable comments of SPAC and its legal counsel; (iii) provide SPAC copies of any response to petition, evidence or other documents served on it or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order; (iv) ensure that all material filed with the Court in connection with the Arrangement is consistent with this Agreement and the Plan of Arrangement; (v) not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend any materials so filed or served, except as contemplated by this Agreement or with SPAC’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided that SPAC is not required to agree or consent to any increase or variation in the form of the Per Security Consideration or other modification or amendment to such filed or served materials that expands or increases its obligations, or diminishes or limits its rights, set forth in any such filed or served materials or under this Agreement or the Arrangement; (vi) subject to this Agreement, oppose any proposal from any Person that the Final Order contain any provision inconsistent with the Arrangement or this Agreement, and if at any time after the issuance of the Final Order and prior to the Closing, the Company is required by the terms of the Final Order or by applicable Law to return to Court with respect to the Final Order, it will do so only after notice to, and in good faith consultation and cooperation with, SPAC; and (vii) not object to legal counsel to SPAC making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably, provided SPAC advises the Company of the nature of any such submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement.

(b)	Subject to the terms of this Agreement, SPAC will cooperate with, and assist, the Company in seeking the Interim Order and the Final Order, including by providing the Company, on a timely basis, any information reasonably required or requested to be supplied by SPAC in connection therewith.

2.07	Transactions

(a)	As promptly as practicable, but in no event later than three (3) Business Days after the satisfaction or, if permissible, waiver of the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), a closing of the Transactions (the “Closing”) shall be held by electronic exchange of deliverables and release of signatures for the purpose of confirming the satisfaction or, if permissible, waiver, as the case may be, of the conditions set forth in Article 7. The date on which the Closing shall occur is referred to herein as the “Closing Date.”

(b)	Not later than one Business Day prior to the Closing Date, SPAC shall complete the SPAC Continuation upon the terms and subject to the conditions set forth in this Agreement.

(c)	On the Closing Date in accordance with the terms of this Agreement and, as applicable, the Plan of Arrangement:

(i)	the PIPE Financing shall be consummated pursuant to the Subscription Agreements;

(ii)	the SPAC Class B Conversion shall occur;

(iii)	the SPAC Warrant Conversion shall occur;

(iv)	the Company Recapitalization shall occur;

(v)	NewCo and the Company will consummate the Amalgamation and form the Amalgamated Company (the occurrence of such event, being the “Amalgamation Effective Time”), except that the legal existence of NewCo will not cease and NewCo will survive the Amalgamation as the Amalgamated Company, and the Amalgamated Company will adopt the NewCo Closing Governing Documents and the directors and officers of the Amalgamated Company shall be those individuals nominated by the Company prior to the Closing;

(vi)	SPAC shall adopt the SPAC Closing Articles;

(vii)	SPAC shall assume the Company Equity Incentive Plan and (A) all shares of Company Class A Common Stock reserved for issuance pursuant to the Company Equity Incentive Plan shall be cancelled and (B) no further grants shall be made pursuant to the Company Equity Incentive Plan following the Amalgamation Effective Time;

(viii)	pursuant to the SPAC Closing Articles and in accordance with the Plan of Arrangement, each SPAC Class A Common Share issued and outstanding immediately prior to the Amalgamation Effective Time with respect to which a holder of SPAC Class A Common Shares has validly exercised its Redemption Rights (the “Redemption Shares”) shall be redeemed and the holder thereof shall be entitled to receive from SPAC, in cash, an amount per share calculated in accordance with such shareholder’s Redemption Rights and as promptly as practical after the Amalgamation Effective Time, SPAC shall make such cash payments in respect of each such Redemption Share (the “SPAC Redemption”);

(ix)	each then issued and outstanding Company Share (other than Company Shares in respect of which Company Dissent Rights have been duly exercised) shall be exchanged for that number of SPAC Common Shares equal to the Exchange Ratio;

(x)	each then issued and outstanding Company Option shall be exchanged for an option to acquire the SPAC Exchange Options, each at a per share exercise price (rounded up to the nearest cent) equal to the SPAC Exchange Option Exercise Price, in each case, in accordance with the provisions of applicable Law (including Sections 424(a) and Section 409A of the Code and subsection 7(1.4) of the Canadian Tax Act);

(xi)	each then issued and outstanding PIPE Warrant (as defined below) shall be exchanged for a warrant to acquire one SPAC Class A Ordinary Share, at a per share exercise price equal to the per share exercise price for the SPAC Warrants; and

(xii)	SPAC shall be renamed to a name selected by the Company.

(d)	At the Closing:

(i)	SPAC and each holder of SPAC Common Shares issued pursuant to the Amalgamation shall become bound by the Lock-Up Agreement; and

(ii)	the officers and directors of SPAC, including without limitation its executive team, immediately prior to the Amalgamation will resign and be replaced by the Post-Closing Officers and Directors.

(e)	The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the form of the Plan of Arrangement in the form to be mutually agreed by the Parties prior to the Closing, and the Articles of Arrangement shall otherwise be in a form and content satisfactory to the Company and the SPAC, each acting reasonably. On the Closing Date, the Company shall file the Articles of Arrangement with the Director (as defined in the Canadian Corporate Statute).

(f)	On or as soon as practicable after the Closing Date, the SPAC Common Shares shall trade on NYSE.

2.08	Allocation Schedule

(a)	At least two (2) Business Days prior to the Closing, the Company shall deliver to SPAC a schedule setting forth with respect to each holder of Company Outstanding Shares (the “Allocation Schedule”): (i) the name and address of record of such holder; (ii) whether such holder is a current or former employee of the Company or any of its Affiliates; and (iii) the total number of Company Outstanding Shares held by such holder as of immediately prior to the Amalgamation Effective Time (including the total number of Company Outstanding Shares subject to Company Options as of immediately prior to the Amalgamation Effective Time). SPAC shall be entitled to rely fully on the Allocation Schedule for purposes of this Agreement and the Plan of Arrangement and all payments required to be made hereunder and thereunder, and neither SPAC nor any of its Affiliates shall, absent manifest error of which such Party was actually aware, have any liability to any Person for any payment made in accordance with the Allocation Schedule or any other payment made to the Exchange Agent for the benefit of the holders of Company Outstanding Shares pursuant to this Article 2 and the Plan of Arrangement based on the Allocation Schedule (including with respect to any claim that the Allocation Schedule or such other written instruction is incomplete or inaccurate).

(b)	SPAC may elect to appoint an exchange agent (the “Exchange Agent”) and enter into an exchange agent agreement with such Exchange Agent for the purpose of exchanging certificates, if any, representing the Company Securities and any Company Securities held in book-entry form on the share transfer books of the Company immediately prior to the Closing, for the applicable consideration set forth herein and in the Plan of Arrangement.

(c)	To the extent SPAC elects to appoint an Exchange Agent: (i) the Company shall mail or otherwise deliver, or shall cause to be mailed or otherwise delivered, a letter of transmittal to the Company Securityholders to be used for the purpose of surrendering the Company Certificates and any other such Equity Interests in book-entry form for the applicable consideration hereunder; and (ii) SPAC shall deposit, or cause to be deposited, on the Closing Date for the benefit of such Persons and for exchange in accordance with this Section 2.08(c) through the Exchange Agent, evidence of SPAC Common Shares in book-entry form representing the portion of the consideration issuable hereunder and pursuant to the Plan of Arrangement to such holders.

2.09	Withholding

Notwithstanding anything in this Agreement to the contrary, each of the Parties, their Affiliates, the Exchange Agent, and any other applicable withholding agent (each a “Withholding Agent”) shall be entitled to deduct and withhold (or cause to be deducted and withheld) from the consideration (including shares, warrants, options or other property) otherwise payable, issuable or transferable pursuant to this Agreement or the Plan of Arrangement such amounts as it is required to deduct and withhold with respect to such consideration, issuance or transfer under the Code, Canadian Tax Act, or other provision of U.S. state, local or non-U.S. Tax Law; provided that, except with respect to withholding or deductions on any amounts treated as compensation for services and any backup withholding, if the applicable Withholding Agent determines that any payment, issuance or transfer to any owners of the Company or SPAC hereunder is subject to any such deduction and/or withholding, then such Withholding Agent shall use reasonable best efforts to (i) provide notice to the applicable recipient as soon as reasonably practicable after such determination and (ii) upon the applicable recipient’s reasonable request, cooperate with the applicable recipient to reduce or eliminate any such deduction or withholding to the extent permitted by applicable Law. The Parties agree to provide any necessary Tax forms, including IRS Form W-9 or the appropriate series of IRS Form W-8, as applicable, or any similar information, including any forms or information for Canadian or other non-U.S. applicable Law purposes as a Withholding Agent reasonably determines and requests. Any amounts so withheld shall be timely remitted to the applicable Governmental Authority. To the extent that amounts are so deducted or withheld and timely paid to the applicable Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid, issued or transferred to the Person in respect of which such deduction and withholding was made.

2.10	Earnout Shares

(a)	Following the Closing, SPAC shall, subject to achievement of the target set forth in Section 2.10(a)(i) (the “2027 Earnout Target”) or the targets set forth in Section 2.10(a)(ii) below (the “2028 Earnout Targets” and, together with the 2027 Earnout Target, the “Earnout Targets”), issue up to 10,000,000 SPAC Common Shares (collectively, the “Earnout Shares”) to the Persons designated as recipients of Earnout Shares (each of whom shall be required to acknowledge that their receipt of Earnout Shares is voluntary to receive Earnout Shares), and in the proportions established, by a committee comprised of the individuals set forth on Schedule 2.10(a) of the Company Disclosure Schedule (such Persons, the “Earnout Recipients”; provided, that Sponsor shall be an Earnout Recipient entitled to 10% of any Earnout Shares issuable hereunder, subject to the terms and conditions of the Sponsor Letter), as follows:

(i)	if the greatest Revenue Run Rate with respect to each of the three (3)-month periods ending on (A) March 31, 2027, (B) June 30, 2027, (C) September 30, 2027 and (D) December 31, 2027 (collectively, the “2027 Measurement Periods”) is equal to or greater than $50,000,000, then SPAC shall issue 5,000,000 Earnout Shares to the Earnout Recipients; provided, however, that if the 2027 Target is not achieved as set forth in the preceding sentence, but any of the 2028 Earnout Targets is subsequently achieved pursuant to Section 2.10(a)(ii) below, then the 2027 Earnout Target shall be deemed achieved in full concurrently with the achievement of such 2028 Earnout Target; and

(ii)	if the sum of (x) the greatest Revenue Run Rate with the SEC with respect to each of the three (3)-month periods ending on (A) March 31, 2028, (B) June 30, 2028, (C) September 30, 2028, (D) December 31, 2028 and (E) March 31, 2029 (collectively, the “2028 Measurement Periods” and, together with the 2027 Measurement Periods, the “Measurement Periods”) plus (y) the amount by which the greatest Revenue Run Rate for the 2027 Measurement Periods exceeds $50,000,000:

(A)	is equal to or greater than $100,000,000, then SPAC shall issue 5,000,000 Earnout Shares to the Earnout Recipients;

(B)	is equal to or greater than $90,000,000 but less than $100,000,000, then SPAC shall issue 3,750,000 Earnout Shares to the Earnout Recipients;

(C)	is equal to or greater than $80,000,000 but less than $90,000,000, then SPAC shall issue 2,500,000 Earnout Shares to the Earnout Recipients; or

(D)	is equal to or greater than $70,000,000 but less than $80,000,000, then SPAC shall issue 1,250,000 Earnout Shares to the Earnout Recipients.

(b)	In the event that there are delays in any of the Planned Launches (as defined in the Section 2.10(b) of the Company Disclosure Schedule) that are not caused by any action or inaction of a Company Group Member (including, but not limited to, delays caused by (i) actions or inactions of the Key Company Counterparties (as defined in the Section 2.10(b) of the Company Disclosure Schedule) and/or their respective suppliers or (ii) Force Majeure) which Planned Launches were scheduled to occur during a Measurement Period, then such Measurement Period shall be automatically extended (in 90-day increments) by at least the duration of such delay, and the other dates and time periods in this Section 2.10 shall, mutatis mutandis, be extended for equal periods.

(c)	If, at any time prior to the filing with the SEC of SPAC’s Form 6-K with respect to the three (3)-month period ending on March 31, 2029 (and, if applicable, the issuance of Earnout Shares in connection therewith pursuant to Section 2.10(a)), there occurs any transaction resulting in a Change of Control, then any Earnout Shares not issued at such time shall be issued to the Earnout Recipients as of immediately prior to such Change of Control.

(d)	For purposes of this Section 2.10, (i) “Revenue Run Rate” means (i) Service Revenue (considered on an annualized basis by multiplying the total Service Revenue recorded in any quarter by four (4)) plus (ii) R&D Funding (considered on an annualized basis such that (x) any R&D Funding received from any source that occurs once per year is divided by four (4) to allocate ratably over the course of four calendar quarters and (y) any R&D Funding received from any source that occurs in two or more distinct quarters is added together and then divided by four (4) to allocate ratably over the course of four calendar quarters) as reported as a deduction to Program and Technical Management Expense; in each case as reported in the Company’s annual or interim financial statements for the applicable period (as filed with the SEC on Form 20-F or 6-K, as applicable); (ii) “Change of Control” means the occurrence of any of the following (or any series of the following) with respect to SPAC or the Amalgamated Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of SPAC or the Amalgamated Company of more than fifty percent (50%) of the voting stock of such SPAC or the Amalgamated Company; (ii) a merger or consolidation in which SPAC or the Amalgamated Company is a party, in any case with the result that the ultimate beneficial owners of such SPAC or the Amalgamated Company outstanding securities immediately prior to such transaction do not beneficially own securities representing more than fifty percent (50%) of such entity or the surviving company’s voting power after the consummation of such transaction; (iii) the sale, exchange, or transfer of all or substantially all of the assets of SPAC or the Amalgamated Company, except where such sale, exchange or transfer is to SPAC or a wholly-owned subsidiary of SPAC; or (iv) a liquidation or dissolution of SPAC or the Amalgamated Company; or (v) any other event wherein ownership of shares of SPAC or the Amalgamated Company of more than fifty percent (50%) of the total combined voting power of the outstanding voting securities of such SPAC or the Amalgamated Company were transferred; and (iii) “Force Majeure” means any act, event or circumstance that is not reasonably within the control of, does not result from the fault or negligence of, and would not have been avoided or overcome by the exercise of reasonable diligence and observance of a reasonable standard of conduct by SPAC or the Amalgamated Company (including, without limitation, any act or provision of any present or future law or regulation or governmental authority, act of God, earthquakes, fires, floods, sabotage, epidemics, pandemics, riots, interruptions loss or malfunction of utilities, computer (hardware or software) or communications service, accidents, acts of war, civil or military unrest, labor disputes, acts of civil or military authority or governmental actions, local or national disturbance or disaster, or act of terrorism).

Article 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company’s disclosure schedule delivered by the Company in connection with this Agreement (the “Company Disclosure Schedule”) (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face), the Company hereby represents and warrants to each of SPAC and NewCo as follows:

3.01	Organization and Qualification; Subsidiaries

(a)	The Company is a company duly incorporated, amalgamated or organized, validly existing and in good standing under the Canadian Corporate Statute and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not individually, or in the aggregate, be expected to have a Company Material Adverse Effect.

(b)	Each Company Subsidiary is a corporation or other organization duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or other organizational power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not individually or in the aggregate expected to have a Company Material Adverse Effect.

3.02	Organizational Documents

(a)	The Company has prior to the date of this Agreement made available to SPAC a complete and correct copy of the Company Articles and the Company’s bylaws. Such organizational documents are in full force and effect. The Company is not in material violation of any of its organizational documents. The Company has conducted its business in compliance with its organizational documents, except for such failures, individually or in the aggregate, which have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b)	The Company has prior to the date of this Agreement made available to SPAC a complete and correct copy of the certificate of incorporation and the bylaws or equivalent organizational documents of each Company Subsidiary. Such certificates of incorporation, bylaws, articles of association or equivalent organizational documents are in full force and effect. No Company Subsidiary is in material violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational documents. Each Company Subsidiary has conducted its business in compliance with its organizational documents, except for such failures, individually or in the aggregate, which have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

3.03	Capitalization

(a)	A true and complete list of all the Equity Interests (including Company Securities, Company Warrants and Company Options) issued or outstanding in the Company as of the date of this Agreement and the identity of the Persons that are the holders thereof is set forth in Section 3.03(a) of the Company Disclosure Schedule, and there are no Equity Interests issued or outstanding in the Company as of the date of this Agreement except as set forth thereon. With respect to each Company Option, Section 3.03(a) of the Company Disclosure Schedule also lists (i) the date of grant and name of holder, (ii) any applicable exercise (or similar) price, (iii) any applicable expiration (or similar) date, (iv) whether each Company Option is vested or unvested together with any applicable vesting schedule (including acceleration provisions), (v) whether or not the holder is an employee of the Company, and (vi) the number and series of Company Class A Common Shares issuable upon exercise. With respect to each Company Warrant, Section 3.03(a) of the Company Disclosure Schedule also lists (i) any applicable exercise (or similar) price, (ii) any applicable expiration (or similar) date, and (iii) the number and series of Company Class A Common Shares issuable upon exercise of each Company Warrant. All such Equity Interests (i) are duly authorized, validly issued, fully paid and nonassessable, (ii) were issued and granted or allotted free and clear of all Liens, options, rights of first offer and refusal, other than transfer restrictions under applicable securities Laws, the Company Shareholders’ Agreement, the Company Articles and the Company’s bylaws, and (iii) were issued and granted or allotted in compliance in all material respects with applicable securities Laws, the Company Equity Incentive Plan, the forms of agreement used thereunder, and other applicable Law and all pre-emptive rights and other requirements set forth in applicable Contracts to which the Company is a Party, the Company Articles and the Company’s bylaws. No Company Option granted to a United States of America taxpayer is subject to Section 409A of the Code (a “U.S. Option”), and each such U.S. Option (A) has been granted with an exercise price that is no less than the fair market value of the underlying Company Class A Common Shares on the date of grant, as determined in accordance with Section 409A of the Code if applicable and (B) that is intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies.

(b)	A true and complete list of all the Company Subsidiaries, together with the jurisdiction of incorporation of each Company Subsidiary and the percentage of the outstanding Equity Interests of each Company Subsidiary owned by the Company and each other Company Subsidiary, is set forth in Section 3.03(b) of the Company Disclosure Schedule, and there are no Equity Interests issued or outstanding in any Company Subsidiary except as set forth thereon. None of the Company and the Company Subsidiaries directly or indirectly owns, or has ever owned, any Equity Interest in any other corporation, trust, partnership, incorporated or unincorporated joint venture or business association, unincorporated association, consortium or other entity or fund. All of the outstanding Equity Interests of the Company Subsidiaries (i) are duly authorized, validly issued, fully paid and nonassessable and (ii) have been issued and granted in compliance in all material respects with applicable securities Laws and other applicable Law and all pre-emptive rights and other requirements set forth in applicable Contracts to which any Company Subsidiary is a party and the organizational documents of the Company Subsidiaries. Each outstanding Equity Interest of each Company Subsidiary is owned 100% by the Company or another Company Subsidiary free and clear of all Liens, options, rights of first refusal and limitations on the Company’s or any Company Subsidiary’s voting or transfer rights other than transfer restrictions under applicable securities Laws and their respective organizational documents. No Company Group Member is a trustee of any trust.

(c)	Except as set forth in Section 3.03(a) or Section 3.03(c) of the Company Disclosure Schedule, and except for this Agreement, the Plan of Arrangement and the Subscription Agreements, (i) there are no options, warrants, pre-emptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Equity Interests of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell Equity Interests of, or other equity or voting interests in, or any securities convertible into or exchangeable or exercisable for Equity Interests of, the Company or any Company Subsidiary, and (ii) neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, and neither the Company nor any Company Subsidiary has granted, any equity appreciation rights, participations, phantom equity, restricted shares, restricted share units, performance shares, contingent value rights or similar securities or rights that are derivative of or provide economic benefits based on, directly or indirectly, the value or price of any Equity Interests in the Company or any Company Subsidiary. Except for the Company Shareholders’ Agreement and the Intercreditor Agreement, there are no voting trusts, voting agreements, proxies, shareholders agreements or other agreements to which the Company or any Company Subsidiary is a party, or to the Company’s knowledge, among any holder of Company Securities or any other Equity Interests or other securities of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is not a party, with respect to the voting or transfer of the Company Securities or any of the Equity Interests or other securities of the Company.

(d)	There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Equity Interests of the Company or any Company Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person other than a Company Subsidiary. No Company Group Member has (i) redeemed or repaid any Equity Interest contrary to its organizational documents or the terms of issue of any Equity Interest, (ii) bought back any shares or reduced its share capital or passed any resolution for the reduction of its share capital, or (iii) agreed or offered, whether or not subject to any condition, to do any of the matters referred to in the foregoing clauses (i) and (ii).

(e)	Section 3.03(e) of the Company Disclosure Schedules sets forth a list of all Indebtedness of each Company Group Member as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, and the debtor and the creditor thereof.

3.04	Authority Relative to this Agreement

The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining approval of the Arrangement Resolution as required by the Interim Order or the Company Securityholders Written Approval as permitted by the Interim Order, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than obtaining approval of the Arrangement Resolution as required by the Interim Order or the Company Securityholders Written Approval as permitted by the Interim Order). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by SPAC and NewCo, constitutes a legal, valid and binding obligation of the Company against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles (the “Enforceability Exceptions”).

3.05	No Conflict; Required Filings and Consents

(a)	The execution and delivery of this Agreement by the Company, and the performance of the Transactions by the Company, does not and, subject to receipt of the consents, approvals, authorizations or permits, filings and notifications, expiration or termination of waiting periods after filings and other actions contemplated by Section 3.05(b), will not (i) conflict with or violate the organizational documents of the Company or any Company Subsidiary, (ii) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions described in Section 3.05(b) have been obtained and all filings and obligations described in Section 3.05(b) have been made, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) except as set forth in Section 3.05(a) of the Company Disclosure Schedule, result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any property or asset of the Company or any Company Subsidiary pursuant to, any Material Contract, permit, franchise or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which any asset or property of the Company or any Company Subsidiary is bound or affected, except with respect to clauses (ii) and (iii) for any such conflicts, violations, breaches, defaults or other occurrences which would not have or reasonably be expected to have a Company Material Adverse Effect.

(b)	The execution and delivery of this Agreement by the Company does not, and the performance of the Transactions by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any U.S. or non-U.S.: (i) nation, state, commonwealth, province, territory, region, county, city, municipality, district, or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; or (iii) governmental, quasi-governmental, public or statutory authority of any nature (including any governmental division, department, agency, regulatory or administrative authority, commission, instrumentality, official, organization, unit, body, or entity and any court, judicial or arbitral body, or other tribunal) (a “Governmental Authority”), except (A) for applicable requirements, if any, of the Securities Exchange Act of 1934 (the “Exchange Act”), the Securities Act of 1933 (the “Securities Act”), state securities or “blue sky” laws (“Blue Sky Laws”), Canadian securities Laws and applicable Antitrust Laws, (B) the filing of any documents required by the Final Order, the Interim Order, and filings required pursuant to the Plan of Arrangement, (C) as set forth in Section 3.05(b) of the Company Disclosure Schedule, and (D) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is a “TID U.S. Business” as that term is defined in 31 CFR § 800.248. Additionally, neither the Company nor any Company Subsidiary is a U.S. Business as that term is defined in 31 CFR § 800.252.

3.06	Permits; Compliance

Each of the Company and the Company Subsidiaries is and since January 1, 2023 has been in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each of the Company or the Company Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have such Company Permits would not reasonably be expected to be material to the Company. No suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened in writing. Neither the Company nor any Company Subsidiary is, or has been since January 1, 2023, in conflict with or in default, breach or violation of (a) any Law, including Ex-Im Laws, applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (b) any Company Permit, except in each case for any such conflicts, defaults, breaches or violations that would not reasonably be expected to be material to the Company.

3.07	Company Financial Statements

(a)	The Company has made available to SPAC true and complete copies of the unaudited consolidated financial statements of the Company as of December 31, 2024 and December 31, 2025, and the related notes thereto (the “Company Financial Statements”), which are set forth as Section 3.07(a) of the Company Disclosure Schedule. The Company Financial Statements (including the notes thereto) (A) was prepared in accordance with GAAP, applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (B) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Company and the Company Subsidiaries as at the date thereof and for the period indicated therein.

(b)	Except as and to the extent reflected or reserved for in the Company Financial Statements, the Company does not have any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for: (i) liabilities that were incurred in the Ordinary Course since December 31, 2025 (and in any event do not relate to breach of Contract, tort or noncompliance with Law), (ii) obligations for future performance under any Contract to which the Company or any Company Subsidiary is a party (and in any event do not relate to breach of Contract, tort or noncompliance with Law), (iii) arising under this Agreement and/or the performance by the Company of its obligations hereunder, or (iv) such other liabilities and obligations which are not material to the Company.

(c)	Since January 1, 2023, (i) neither the Company nor any Company Subsidiary nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or Representative of the Company or any Company Subsidiary in its capacity as such, has received any complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls, including any such complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices and (ii) there have been no internal unresolved, material investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.

3.08	Absence of Certain Changes or Events

Since December 31, 2025 and on and prior to the date of this Agreement, except as expressly contemplated by this Agreement or any of the Ancillary Agreements, (i) the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course, (ii) the Company and the Company Subsidiaries have not sold, assigned, transferred, permitted to lapse, abandoned, or otherwise disposed of any right, title, or interest in or to any of their respective material assets (including Company-Owned IP) other than in the Ordinary Course, and (iii) there has not been a Company Material Adverse Effect.

3.09	Absence of Litigation

Except as set forth in Section 3.09 of the Company Disclosure Schedule, to the knowledge of the Company, there is no material litigation, suit, claim, charge, complaint, grievance, action, proceeding, arbitration, audit or investigation by or before any Governmental Authority (an “Action”) pending or threatened against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary nor any property or asset of the Company or any Company Subsidiary is subject to any material continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any material order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

3.10	Employee Benefit Plans

(a)	Section 3.10(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all Employee Benefit Plans that are maintained, sponsored, contributed to or required to be contributed to each Company Group Member for the benefit of any current or former employee, officer, director and/or consultant of each Company Group Member, or under which each Company Group Member has or could reasonably be expected to incur any liability (contingent or otherwise) (collectively, whether or not material, the “Plans”). The Company has separately identified in Section 3.10(a) of the Company Disclosure Schedules each Plan that is maintained, sponsored, or contributed to, or required to be contributed to, by each Company Group Member primarily for the benefit of current or former employees outside of the United States of America (a “Non-U.S. Benefit Plan”).

(b)	With respect to each Plan, the Company has made available to SPAC, if applicable, (i) a true and complete copy of the current plan document and all amendments thereto and each trust or other funding or administrative or investment services agreement and all amendments thereto, (ii) copies of the most recent summary plan description or plan booklet and any summaries of material modifications, (iii) a copy of the three (3) most recent annual reports or annual information returns (as applicable) and accompanying schedules filed with the relevant Governmental Authority, (iv) copies of the most recently received determination, opinion or advisory letter from the relevant Governmental Authority regarding the tax qualified or registered status of each such Plan (or, if not yet received, a draft of the application provided to the relevant Governmental Authority for such Plan), (v) a copy of the most recent financial or asset statement or statement of premium cost for such Plan, (vi) a copy of the most recent actuarial report, (vii) the nondiscrimination and compliance testing results for the three (3) most recent plan years, and (viii) any material non-routine correspondence to or from any Governmental Authority with respect to any Plan within the past three (3) years. No Company Group Member has made any express commitment to create any new Plan or to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Code, or other applicable Law. Subject to the requirements of applicable Laws, no provision of any Plan or of any Contract, and no act or omission of the Company or any Company Subsidiary, limits, impairs, modifies or otherwise affects the right of the Company or the Company Subsidiaries to unilaterally amend or terminate any Plan.

(c)	None of the Plans is or was within the past six (6) years, nor does any Company Group Member or any ERISA Affiliate have or reasonably expect to have any liability or obligation under, (i) a multiemployer plan (including within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) a single employer pension plan (including within the meaning of Section 4001(a)(15) of ERISA) subject to Section 412 of the Code and/or Title IV of ERISA, (iii) a multiple employer plan subject to Section 413(c) of the Code, or (iv) a multiple employer welfare arrangement under ERISA. For purposes of this Agreement, “ERISA Affiliate” shall mean any entity that together with the Company would be deemed a “single employer” for purposes of Section 4001(b)(1) of ERISA and/or Sections 414(b), (c) and/or (m) of the Code. None of the Non-U.S. Benefit Plans is or was within the past three (3) years, nor does the Company or any Company Subsidiary have or reasonably expect to have any liability or obligation under, (i) a “registered pension plan” as defined in subsection 248(1) of the Canadian Tax Act, (ii) a “deferred profit sharing plan”, a plan providing a “retirement compensation arrangement” as defined as subsection 248(1) of the Canadian Tax Act, except to the extent that one-time lump-sum retiring allowances have been negotiated with individual employees in connection with the termination of their employment, (iii) a multi-employer pension plan within the meaning of any applicable federal or provincial pension benefits standards legislation in Canada, or (iv) any Plan that contains a “defined benefit provision” as defined in subsection 147.1(1) of the Canadian Tax Act.

(d)	No Company Group Member is or will be obligated, whether under any Plan or otherwise, to pay any bonus, separation, severance, redundancy, termination, change in control, retention, or similar benefits to any Person directly as a result of the Transactions, nor will any Transaction accelerate the funding of or the time of payment or vesting, or increase the amount, of any equity award, benefit or other compensation due from each Company Group Member to any individual. The Transactions shall not be the direct or indirect cause of any amount paid or payable by each Company Group Member being classified as an “excess parachute payment” under Section 280G of the Code. No Company Group Member has any obligation to gross-up, make-whole or otherwise compensate an individual for any taxes that could be incurred under Section 280G, Section 4999, Section 409A or Section 105(h) of the Code.

(e)	None of the Plans provides, nor does any Company Group Member have or reasonably expect to have any obligation to provide, retiree life or medical insurance to any current or former employee, officer, director or consultant of each Company Group Member or their respective beneficiaries or dependents after termination of employment or service except as may be required under Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA and the regulations thereunder or any analogous state or national law.

(f)	Each Plan is and has been within the past three (3) years maintained, administered, funded, communicated and invested (where applicable) in compliance, in all material respects, in accordance with its terms and the requirements of all applicable Laws. Each Company Group Member has performed, in all material respects, all obligations required to be performed by them under, are not in any material respect in default under or in violation of, and have no knowledge of any default or violation in any material respect by any party to, any Plan. Except for any such Actions that would not have or would not reasonably be expected to result in a material liability to any Company Group Member, no Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the Ordinary Course) and, to the knowledge of the Company, no fact or event exists that could reasonably be expected to give rise to any such Action. No fact or circumstance exists that could adversely affect the Tax preferred status of any Plan, and no Taxes, penalties or fees are owing or exigible under any Plan.

(g)	All contributions, premiums or payments required to be made with respect to any Plan have been timely made to the extent due or properly accrued on the Company Financial Statements, except as would not result in material liability to any Company Group Member. Neither the Company nor any Company Subsidiary has any actual or potential unfunded liabilities with respect to any of the Plans and no accumulated funding deficiencies exist in any Plan. All Non-U.S. Benefit Plans that are required or intended to be funded and/or book-reserved are so funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(h)	All employee data necessary to administer each Plan in accordance with its terms and conditions and applicable Laws is in possession of the Company or the Company Subsidiaries, and all such data is complete and correct in all material respects and is in a form that is sufficient for the proper administration of each Plan.

(i)	Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has timely received a favorable determination or opinion or advisory letter from the Internal Revenue Service. None of the Company Group Members has incurred (whether or not assessed) any material penalty or Tax under Section 4980H, 4980B, 4980D, 6721 or 6722 of the Code, and no circumstance exists or event has occurred that could reasonably be expected to result in the imposition of any such penalty or Tax.

3.11	Labor and Employment Matters

(a)	As of the Closing and during all times during the three (3)-year period immediately prior thereto, all compensation, including wages, overtime pay, general holiday pay, vacation pay, sick pay, commissions and bonuses, Taxes and Employee Benefit Plan contributions or payments, due and payable to or in respect of all employees and former employees of, and all other Persons who have provided services to, any Company Group Member for services performed on or prior to the Closing has been or will have been paid in full (or accrued in full in the Company Financial Statements) in all material respects. The Company has not paid, nor will it be required to pay, any severance, retention bonus, change of control or other payment to any employee or independent contractor of the Company or any Company Subsidiary as a result of the Transactions.

(b)	No employee of any Company Group Member is or has ever been represented by a labor union, works council, trade union, industrial organization, or similar representative of employees with respect to his or her employment with a Company Group Member, and no Company Group Member is or has ever been a party to, subject to or bound by a collective bargaining agreement, collective agreement, workplace agreement or any other Contract with a labor union, works council, trade union, industrial organization, or similar representative of employees. As of the date of this Agreement, and during the three (3)-year period immediately prior to this Agreement, there are or were no strikes, lockouts, work stoppages, slowdowns or other labor disputes existing or, to the Company’s knowledge, threatened, against any Company Group Member with respect to any employees of any Company Group Member or any other individuals who have provided services with respect to any Company Group Member. As of the date of this Agreement and during the three (3)-year period immediately prior to this Agreement, there have been no union certification or representation petitions pending with a Governmental Authority or demands for recognition as the bargaining unit representative with respect to any Company Group Member and any of their respective employees and, to the Company’s knowledge, no union organizing campaign or similar effort is or has been threatened with respect to any Company Group Member and any of their respective employees. No Company Group Member has been involved in any dispute with any labor union, works council, trade union, industrial organization, or similar representative of employees, or any present or past employee of any Company Group Member, at any time within the three-year period immediately prior to this Agreement, except as would not be material to the Company.

(c)	To the knowledge of the Company, there are no material Action pending or threatened against any Company Group Member by any of their respective current or former employees or any other individuals who have provided services to any Company Group Member.

(d)	Since January 1, 2023, each Company Group Member is and has been in material compliance with all applicable Laws relating to labor and employment, including (i) all applicable Occupational Health and Safety Laws and all such Laws relating to wages and hours, anti-discrimination, anti-harassment, anti-retaliation, collective bargaining, employee leave, immigration, recordkeeping, workers’ compensation, meal and rest periods, employee notices, payroll documents, termination or discharge, severance or redundancy obligations, social insurance obligations, vacation and holiday pay, information and consultation, occupational health and safety, tax withholding, and classification of employees, workers and contractors and (ii) all applicable industrial Laws, industrial awards, statutes, company policies, codes of conduct and applicable agreements for all employees engaged in the business of the Company Group Members, and no Company Group Member is liable for any arrears of wages, penalties or other sums for failure to comply with any of the foregoing.

(e)	Each employee located in the United States is employed “at will”, and no Company Group Member has any obligation or Liability (whether or not contingent) with respect to severance payments to any employees under the terms of any written agreement other than: (i) such as results by Law from the employment of an employee in Canada without an agreement as to notice or severance; or (ii) a contractual entitlement to, in addition to the minimum statutory notice (or pay in lieu thereof) and statutory severance pay required under applicable employment standards legislation, three (3) months or less of notice or pay in lieu thereof.

(f)	In the past three (3) years, (i) no allegations of sexual harassment or sexual misconduct have been made in writing, or, to the Knowledge of the Company, threatened to be made against or involving any current or former officer, director or other employee at the level of Vice President or above by any current or former officer, employee or individual service provider of any Company Group Members, and (ii) no Company Group Member has entered into any settlement agreements resolving, in whole or in part, allegations of sexual harassment or sexual misconduct by any current or former officer, director or other employee at the level of Vice President or above.

(g)	Neither the Company nor any Company Subsidiary nor any property or asset of the Company or any Company Subsidiary is or has been the subject of an investigation, inspection, order (including stop work, stop use or stop supply orders) by any Governmental Authority pursuant to Occupational Health and Safety Laws, and there are no charges, penalties, or orders under Occupational Health and Safety Laws pending or outstanding against the Company, any Company Subsidiary or any current or former employees of the Company or any Company Subsidiary. There have been no injuries, incidents, or events reported or required to be reported to a Governmental Authority pursuant to any Occupational Health and Safety Laws regarding the Company or the Company Subsidiaries.

(h)	No modern awards or enterprise agreements apply to any Current Employee.

(i)	No order has been made for the reinstatement of any Person formerly employed by a Company Group Member.

(j)	Each current and former employee and independent contractor of the Company or a Company Subsidiary has signed the form of confidentiality/inventions/non-competition agreement made available to SPAC or a substantially similar Contract or is subject to substantially similar obligations and covenants pursuant to the terms of their employment, consulting or independent contractor Contract with the Company or a Company Subsidiary.

(k)	No individual classified as an independent contractor by a Company Group Member is an employee of a Company Group Member. No Company Group Member contributes or has any obligation to contribute to any fund for a Non-U.S. Benefit Plan that is a defined benefit plan in respect of the Current Employees, and no Company Group Member is liable to contribute in respect of any such defined benefit plan or fund.

(l)	No Company Group Member is liable to pay any allowance, annuity, benefit, lump sum, pension, premium or other payment in respect of the death, disability, retirement, resignation, dismissal or cessation of employment of any past or present employees of any Company Group Member or other person other than pursuant to any Plan set out in Section 3.10(a) of the Company Disclosure Schedules.

(m)	There are no material overdue pension or superannuation-related contributions (including any Taxes) due on the part of any Company Group Member or any Current Employee or independent contractor of the Company Group Member (if applicable) that are outstanding and unpaid.

3.12	Real Property; Title to Assets

(a)	The Company does not own, and has not owned, directly or indirectly, any legal or beneficial interest in any real property and, other than pursuant to the Leases set out in Section 3.12(b) of the Company Disclosure Schedule, is not a party to any Contract (including any option) to own freehold title to any real property or any interest in real property or any Contract for the lease to or from the Company or any Company Subsidiary of any real property interest not currently in possession of the Company.

(b)	Section 3.12(b) of the Company Disclosure Schedule lists the street address of each parcel of Leased Real Property and sets forth a list of each lease, sublease, and license pursuant to which the Company or any Company Subsidiary leases, subleases or licenses any real property (each, a “Lease”), with the name of the lessor and the date of each Lease in connection therewith, and each amendment, modification, supplement, extension, renewal, subordination and non-disturbance agreement, and guaranty thereof or thereto (collectively, the “Lease Documents”). True, correct and complete copies of all Lease Documents have been made available to SPAC. There are no leases, subleases, sublicenses, concessions or other Contracts granting to any Person other than the Company or Company Subsidiaries the right to use or occupy all or any portion of the Leased Real Property, and all such Leases are in full force and effect, are valid and enforceable in accordance with their respective terms, subject to the Enforceability Exceptions, and there is not, under any of such Leases, any existing default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any Company Subsidiary or, to the Company’s knowledge, by the other party to such Leases, except other than those that would not reasonably be expected to be material to the Company. If required by Law to be registered, each applicable Lease has been registered. The applicable Company Group Member has not received: (1) any notice of termination, rescission, avoidance or repudiation of the Lease and, to the knowledge of the Company, no event has occurred which may be grounds for termination, rescission, avoidance or repudiation of the Lease; (2) any notice requiring material work to be done or expenditure to be made on or in respect of any of the properties subject to a Lease; and (3) any notice from a Governmental Authority related to any of the properties subject to a Lease that will, or would be reasonably likely to, materially affect any Company Group Member’s use and enjoyment of the relevant property or give rise to any material liability for any Company Group Member. There are no current material disputes in connection with or arising out of the Lease involving a Company Group Member and, to the knowledge of the Company, no such disputes are pending or threatened.

(c)	There are no contractual or legal restrictions that preclude or restrict the ability of the Company or any Company Subsidiary to use any Leased Real Property by such party for the purposes for which it is currently being used other than those that would not reasonably be expected to be material to the Company. The Leased Real Property, and the improvements thereon, are in compliance with all applicable laws, in good repair and in good condition (ordinary wear and tear excepted), and there are no patent or latent defects or adverse physical conditions except other than those that would not reasonably be expected to be material to the Company. Since January 1, 2023, there has not been any material interruption in the delivery of adequate service of any utilities required in the operation of the business of the Company or any Company Subsidiary currently conducted on the Leased Real Property and neither the Company nor any Company Subsidiary has experienced any material disruptions to its operations arising out of any recurring loss of electrical power, flooding, limitations to access to public sewer and water or restrictions on septic service at the Leased Real Property.

(d)	Each of the Company and the Company Subsidiaries has legal and valid title to, or, in the case of Leased Real Property and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all Liens other than Permitted Liens, except as would not reasonably be expected to be material to the Company. The Leased Real Property constitutes all of the real property interests owned, used or held for use in the conduct of the business of the Company and the Company Subsidiaries consistent with past practice and is sufficient in all material respects for the continued conduct and operation of such business, consistent with past practice and as presently proposed to be conducted. A Company Group Member is in possession of each of the Leased Real Property.

(e)	Neither the Company nor any Company Subsidiary has subleased, licensed, or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; (i) the owners of the Leased Real Property have not made any assignment, mortgage, pledge or hypothecation of any Lease or the rents or use fees due thereunder; (ii) for any security interest in any Leased Real Property senior to the interest created by the applicable Lease, a commercially-reasonable non-disturbance agreement has been executed in favor of the Company and made available to SPAC; and (iii) no owner of any Leased Real Property is an Affiliate of the Company.

3.13	Intellectual Property

(a)	Section 3.13(a) of the Company Disclosure Schedule sets forth a correct list of all: (i) Registered Intellectual Property constituting Company-Owned IP (showing in each, as applicable, the filing date, date of issuance, registration or application number, and jurisdiction); (ii) written Contracts currently in effect granting a right, license or other permission to use any Company-Licensed IP, including the Software of any other Person (other than generally commercially available Software with aggregate annual license and maintenance fees of less than $100,000); and (iii) Software constituting Company-Owned IP that is either (A) incorporated into the current Products or (B) otherwise material to the business of the Company or any Company Subsidiary, as such business is currently being conducted or proposed to be conducted. The Company IP constitutes all Intellectual Property required for the conduct of the business of the Company and the Company Subsidiaries, as such business is currently being conducted or proposed to be conducted.

(b)	The Company or one of the Company Subsidiaries solely owns and possesses, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Company-Owned IP. All Company-Owned IP is subsisting and, to the knowledge of the Company, valid and enforceable. The Company is unaware of any facts or circumstances which would be reasonably likely to result in the loss or expiration of material Company-Owned IP except for ordinary expirations of Registered Intellectual Property and other Intellectual Property expiring in the Ordinary Course.

(c)	(i) No government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of the Company-Owned IP, (ii) no governmental entity, university, college, other educational institution or research center has any claim or right in or to the Company-Owned IP, and (iii) no current or former employee, consultant or independent contractor of the Company who was involved in, or who contributed to, the creation or development of any Company-Owned IP, has performed services for the government, a university, college or other educational institution, or a research center, during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or any Company Subsidiary.

(d)	The Company and each of its applicable Company Subsidiaries have taken and take commercially reasonable actions to, maintain, protect and enforce their respective Intellectual Property, including the secrecy of their trade secrets and other Confidential Information. Neither the Company nor any Company Subsidiaries has disclosed any trade secrets or other Confidential Information that relates to the Products or is otherwise material to the business of the Company and any applicable Company Subsidiaries to any other Person (including employees and third parties) other than on a need-to-know basis pursuant to a written confidentiality agreement under which such other Person agrees to maintain the confidentiality and protect such Confidential Information.

(e)	As of the date of this Agreement, there have been no claims filed and served, or threatened in writing, against the Company or any Company Subsidiary, by any Person (i) contesting the validity, use, ownership, enforceability, patentability or registrability of any of the Company-Owned IP or (ii) alleging any infringement or misappropriation of, or other violation of, any Intellectual Property of other Persons (including any unsolicited demands or offers to license any Intellectual Property from any other Person). The operation of the business of the Company and the Company Subsidiaries (including the Products) has not and does not infringe, misappropriate or otherwise violate, any Intellectual Property of other Persons. To the knowledge of the Company, no other Person has infringed, misappropriated or violated any of the Company-Owned IP. Neither the Company nor any of the Company Subsidiaries has received written notice of any of the foregoing set forth in this Section 3.13(e).

(f)	All Persons who have contributed, developed or conceived any material Company-Owned IP have executed valid and enforceable written Contracts with the Company or one of the Company Subsidiaries, pursuant to which such Persons (i) assigned to the Company or the applicable Company Subsidiary all of their entire right, title, and interest in and to any Intellectual Property created, conceived or otherwise developed by such Person in the course of and related to his, her or its relationship with the Company or the applicable Company Subsidiary and (ii) waived all of their moral rights therein, without further consideration or any restrictions or obligations whatsoever, including on the use or other disposition or ownership of such Intellectual Property. All forms of such Contracts have been made available to SPAC.

(g)	Neither the Company nor any of the Company Subsidiaries or, to the Company’s knowledge, any other Person is in material breach or in material default of any Contract specified in Section 3.13(a) of the Company Disclosure Schedule.

(h)	Each item of Company IP will continue to be owned by or licensed to the Company or applicable Company Subsidiary on identical terms and conditions immediately following the Closing Date as are in effect immediately prior to the Closing Date.

(i)	The Company and the Company Subsidiaries do not use and have not used any Open Source Software or any modification or derivative thereof in a manner that would grant or purport to grant to any other Person any rights or licenses to or immunities under any of the Company-Owned IP.

(j)	To the Company’s knowledge, there are no defects or technical concerns or problems, in each case that are current, unresolved and material, in any of the Products.

(k)	The Company and the Company Subsidiaries maintain commercially reasonable disaster recovery, business continuity and risk assessment plans, procedures and facilities. All such plans and procedures have been proven reasonably effective upon testing in all material respects. There has not been any material failure with respect to any of the Business Systems that has not been remedied or replaced in all material respects.

(l)	The Company and each of the Company Subsidiaries currently comply and previously have complied in all material respects with (A) all Privacy/Data Security Laws applicable to the Company or a Company Subsidiary, (B) any applicable privacy or other policies of the Company and/or the Company Subsidiary, respectively, concerning the collection, dissemination, storage or use of Personal Information or other Business Data, including any policies or disclosures posted to websites or other media maintained or published by the Company or a Company Subsidiary, (C) industry standards to which the Company or any Company Subsidiary is bound or purports to adhere, (D) PCI DSS and (E) all contractual commitments that the Company or any Company Subsidiary has entered into or is otherwise bound with respect to privacy and/or data security (collectively, the “Data Security Requirements”). The Company and the Company Subsidiaries have each implemented commercially reasonable safeguards designed to protect the security, integrity and confidentiality of the Business Systems and any Business Data stored thereon, including where applicable, implementing procedures preventing unauthorized access and the introduction of Disabling Devices, adopting disaster recovery and business continuity plans, and the taking and storing on-site and off-site of back-up copies of data considered by the Company to be critical. Such safeguards comply with all Privacy/Data Security Laws. The Company’s and the Company Subsidiaries’ employees and contractors receive reasonable training on information security issues. There is no Disabling Device in any of the Product components. Neither the Company nor any of the Company Subsidiaries has (x) experienced any material unauthorized access or use of any of the Business Systems constituting Company-Owned IP, or unauthorized acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any material Business Data stored on the Business Systems or (y) been subject to or received written notice of any audits, proceedings or investigations by any Governmental Authority or any Person, or received any claims or complaints regarding the collection, dissemination, storage or use of Personal Information, or the violation of any applicable Data Security Requirements, and, to the Company’s knowledge, there is no reasonable basis for the same. The Company’s usage of artificial intelligence platforms, engines, and systems materially complies with all Data Security Requirements.

(m)	The Company and/or one of the Company Subsidiaries (i) owns or possesses all right, title and interest in and to the Business Data constituting Company-Owned IP free and clear of any restrictions other than those imposed by applicable Privacy/Data Security Laws or (ii) has the right, as applicable, to use, exploit, publish, reproduce, distribute, license, sell and create derivative works of the Business Data, in whole or in part, in the same manner in which the Company and the Company Subsidiaries use, exploit, publish, reproduce, distribute, license, sell and create derivative works of such Business Data prior to the Closing Date. The Company and the Company Subsidiaries are not subject to any Data Security Requirements or other legal obligations that would prohibit NewCo from receiving or using Personal Information or other Business Data held by the Company and/or the Company Subsidiaries after the Closing Date, in the same manner in which the Company and the Company Subsidiaries received and used such Personal Information and such Business Data prior to the Closing Date or result in liabilities in connection with Data Security Requirements.

3.14	Taxes

(a)	All material Tax Returns of the Company and each of the Company Subsidiaries have been duly and timely filed (taking into account any extension of time to file), and all such Tax Returns are true, correct and complete in all material respects. All material Taxes (whether or not shown on any Tax Return) owed by the Company and each of the Company Subsidiaries have been timely paid in full to the appropriate Taxing Authority, other than any such Taxes which are not yet due and payable and which have been adequately accrued and reserved in accordance with GAAP as of the date of this Agreement. The Company and the Company Subsidiaries have withheld and paid to the appropriate Taxing Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any current or former employee, independent contractor, creditor, equityholder or other third party.

(b)	Other than as a beneficiary thereto, neither the Company nor any Company Subsidiary is a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement or similar Contract (other than any such agreement or Contract entered into in the Ordinary Course and not primarily relating to Taxes).

(c)	Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting made prior to the Closing; (ii) settlement or other agreement with any Taxing Authority made prior to the Closing; (iii) disposition made or payment received outside the Ordinary Course prior to the Closing; or (iv) transaction occurring prior to the Closing between or among members of any affiliated, consolidated, combined or unitary group for U.S. federal, state, local or non-U.S. Tax purposes of which the Company or any Company Subsidiary is or was a member.

(d)	Neither the Company nor any Company Subsidiary has been a member of an affiliated, consolidated, combined or unitary group for U.S. federal, state, local or non-U.S. Tax purposes (other than a group of which the only members have been the Company and/or any current Company Subsidiary). Neither the Company nor any Company Subsidiary has any material liability for the Taxes of any Person (other than the Company or any Company Subsidiary) as a result of being a member of a consolidated group, fiscal unity or unified group (including pursuant to Treasury Regulations Section 1.1502-6 or any similar provision of state, local or non-U.S. law), as a transferee or successor, by Contract or otherwise, in each case other than pursuant to a Contract entered into in the Ordinary Course and not primarily relating to Taxes.

(e)	Neither the Company nor any Company Subsidiary has distributed to its shareholders or security holders stock or securities of a controlled corporation, nor has stock or securities of any such person been distributed, in a transaction to which Section 355 of the Code applies (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Transactions.

(f)	Neither the Company nor any Company Subsidiary is a party to any material ruling or similar agreement or arrangement with a Taxing Authority in respect of Taxes, and neither the Company nor any Company Subsidiary has any request for a material ruling in respect of Taxes pending between it and any Taxing Authority.

(g)	Neither the Company nor any Company Subsidiary has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any analogous or similar provision of U.S. state or local or non-U.S. Law.

(h)	No audit, examination, investigation, litigation or other administrative or judicial proceeding in respect of Taxes or Tax matters is pending, being conducted or has been announced or threatened in writing with respect to the Company or any Company Subsidiary. There is no outstanding claim, assessment or deficiency against the Company or any of the Company Subsidiaries for any material Taxes, and no such claim, assessment or deficiency has been asserted in writing or, to the knowledge of the Company, threatened by any Taxing Authority which has not been settled or otherwise resolved.

(i)	Neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to the assessment or collection of any Tax, other than in the Ordinary Course or for automatic extensions of time to file Tax Returns.

(j)	There are no Liens or encumbrances for material amounts of Taxes upon any of the assets of the Company or any Company Subsidiary except for Permitted Liens.

(k)	Within the past three (3) years, neither the Company nor any Company Subsidiary has received written notice of any claim from a Taxing Authority in a jurisdiction in which the Company or any Company Subsidiary does not file Tax Returns stating that such Company or Company Subsidiary is subject to Tax in such jurisdiction.

(l)	To the knowledge of the Company, neither the Company nor any Company Subsidiary is subject to Tax in any country other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment, other place of business or similar presence in that country.

(m)	Each of the Company and each Company Subsidiary is, and has been since its inception, properly classified as a corporation for U.S. federal income tax purposes.

(n)	Neither the Company nor any Company Subsidiary is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a “domestic corporation” (as such term is defined in Section 7701 of the Code) as a result of the application of Section 7874(b) of the Code.

(o)	The Company and the Company Subsidiaries are in material compliance with all terms and conditions of any material Tax exemption, Tax holiday or other Tax reduction arrangement, agreement or order (each, a “Tax Incentive”), and the consummation of the Transactions will not have any adverse effect on the continued validity and effectiveness of any such Tax Incentive.

(p)	Neither the Company nor any Company Subsidiary has received any requirement from any Governmental Authority pursuant to Section 224 of the Canadian Tax Act which remains unsatisfied in any respect.

(q)	None of Sections 15, 17, 67, 79, 80 to 80.04 of the Canadian Tax Act have applied or will apply to the Company and the Company Subsidiaries. Neither the Company nor any Company Subsidiary has any material unpaid amounts that may be required to be included in income under Section 78 of the Canadian Tax Act. Neither the Company nor any Company Subsidiary has made any material payments (and neither the Company nor any Company Subsidiary is obligated to make any material payments) that may not be deductible by virtue of Section 67 of the Canadian Tax Act.

(r)	The Company Securities are not “taxable Canadian property” within the meaning of the Canadian Tax Act.

(s)	Neither the Company nor any Company Subsidiary has entered into any “reportable transaction”, as defined in subsection 237.3(1) of the Canadian Tax Act, or any “notifiable transaction”, as defined in subsection 237.4(1) of the Canadian Tax Act.

(t)	For all transactions between the Company or any Company Subsidiary and any person who is not resident in Canada for purposes of the Canadian Tax Act with whom the Company or any Company Subsidiary was not dealing at arm’s length for purposes of the Canadian Tax Act, the Company has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Canadian Tax Act (or comparable provisions of any other applicable legislation).

(u)	Neither the Company nor any Company Subsidiary has applied for any subsidies to which it was not entitled under the Canada Emergency Wage Subsidy, Tourism and Hospitality Recovery Program, Hardest-Hit Business Recovery Program or Canada Emergency Rent Subsidy, in each case as provided for under section 125.7 of the Tax Act, or any analogous or similar COVID-19 relief measures enacted by any Governmental Authority.

(v)	Neither the Company nor any Company Subsidiary has acquired property from any Person in circumstances where the Company or any Company Subsidiary did or could have become liable for any Taxes payable by that Person pursuant to Section 160 of the Canadian Tax Act.

(w)	The Company and the Company Subsidiaries are registrants for purposes of the Excise Tax Act (Canada). All input tax credits claimed by the Company and the Company Subsidiaries pursuant to the Excise Tax Act (Canada) have been proper, correctly calculated and documented in accordance with the requirements of the Excise Tax Act (Canada).

(x)	None of the Company or any Company Subsidiary has knowledge of any facts or circumstances or has taken, failed to take, or agreed to take any action that would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment.

(y)	None of the Company or any Company Subsidiary has knowledge of any facts or circumstances or of any reason that would reasonably be expected to cause SPAC to be treated, as a result of the Transactions, as (i) a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code, or (ii) a “domestic corporation” (as such term is defined in Section 7701 of the Code) as a result of the application of Section 7874(b) of the Code.

3.15	Environmental Matters

(a)	Since January 1, 2023, neither the Company nor any of the Company Subsidiaries has violated, nor is it in violation of, any applicable Environmental Law.

(b)	None of the properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary (including, without limitation, soils and surface and ground waters) are contaminated with any Hazardous Substance which requires reporting, investigation, remediation, monitoring or other response action by the Company or any Company Subsidiary pursuant to applicable Environmental Laws, or which could give rise to a liability of the Company or any Company Subsidiary under Environmental Laws.

(c)	None of the Company or any of the Company Subsidiaries is actually, potentially or, to the Company’s knowledge, allegedly liable pursuant to applicable Environmental Laws for any off-site contamination by Hazardous Substances.

(d)	Each of the Company and each Company Subsidiary is and has been in compliance with all permits, licenses, certificates, and other authorizations required under applicable Environmental Law.

(e)	Neither the Company nor any Company Subsidiary is the subject of any pending or threatened Action alleging any violation or, or liability under, Environmental Laws. The Company has provided all material environmental Company Permits, assessments, reports, studies or other evaluations in its possession or reasonable control relating to any of the Company’s products, activities or to any properties currently or formerly owned, leased or operate by the Company or any Company Subsidiary.

3.16	Material Contracts

(a)	Section 3.16(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, the following types of Contracts to which the Company or any Company Subsidiary is a party or bound (such Contracts as are required to be set forth on Section 3.16(a) of the Company Disclosure Schedule being the “Material Contracts”):

(i)	each Contract with consideration paid or payable to or by the Company or any of the Company Subsidiaries of more than $250,000, in the aggregate, over any twelve (12)-month period;

(ii)	each Contract with Suppliers to the Company for expenditures paid or payable by the Company of more than $250,000, in the aggregate, over any 12-month period;

(iii)	each Contract to which the Company or any Company Subsidiary is a party (other than this Agreement) that is of a type that would be required to be included as an exhibit to a registration statement on Form S-1 pursuant to Items 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act if such a registration statement was filed by the Company on the date of this Agreement;

(iv)	each Contract (A) with any of the Affiliates of the Company (other than a Company Group Member) or (B) pursuant to which the Company or any Company Subsidiary receives any “preferred pricing” or similar benefit that is utilized by the Company or any Company Subsidiary in the Ordinary Course;

(v)	all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts to which the Company or any Company Subsidiary is a party that provide for payments by the Company or any Company Subsidiary or to the Company or any Company Subsidiary in excess of $250,000, in the aggregate, over any twelve (12) month period;

(vi)	all Contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any Company Subsidiary or income or revenues related to any Product of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is a party;

(vii)	all Contracts evidencing Indebtedness for borrowed money, and any pledge agreements, security agreements or other collateral agreements in which the Company or any Company Subsidiary granted to any Person a security interest in or Lien on any of the material property or assets of the Company or any Company Subsidiary, and all Contracts guarantying the debts or other obligations of any Person;

(viii)	all Contracts awarded by the Company to a third party in the performance of a contract with a Governmental Authority;

(ix)	all partnership, joint venture or similar agreements;

(x)	all Contracts with any Governmental Authority to which the Company or any Company Subsidiary is a party, other than any Company Permits, or under which the Company or any Company Subsidiary is directly or indirectly, to the knowledge of the Company, providing goods, services, Software, or other items to or for use by a Governmental Authority;

(xi)	all Contracts that limit, or purport to limit, the ability of the Company or any Company Subsidiary to compete in any line of business or with any Person or entity or in any geographic area or during any period of time, excluding customary confidentiality agreements and Contracts that contain customary confidentiality clauses;

(xii)	all Contracts that result in any Person holding an irrevocable power of attorney from the Company or any Company Subsidiary that relates to the Company, any Company Subsidiary or their respective business;

(xiii)	all leases or master leases of personal property reasonably likely to result in annual payments of $250,000 or more in a twelve (12)-month period;

(xiv)	all Lease Documents;

(xv)	all Contracts involving use of any Company Licensed IP required to be listed in Section 3.13(a) of the Company Disclosure Schedule;

(xvi)	all Contracts which involve the license or grant of rights to Company-Owned IP by the Company other than non-exclusive licenses (or sublicenses) of Company-Owned IP granted in the Ordinary Course;

(xvii)	all Contracts that relate to the direct or indirect acquisition or disposition of any securities or business (whether by merger, sale of stock, sale of assets or otherwise) and under which there are surviving obligations of the Company or any Company Subsidiary;

(xviii)	all Contracts relating to a Company Interested Party Transaction;

(xix)	all Contracts involving any resolution or settlement of any actual or threatened Action or other dispute which require payment in excess of $500,000 or impose continuing obligations on the Company or any Company Subsidiary, including injunctive or other non-monetary relief;

(xx)	all Contracts under which the Company has agreed to purchase goods or services from a vendor, Supplier or other Person on a preferred supplier or “most favored supplier” basis;

(xxi)	all Contracts for the development of Company Owned IP for the benefit of the Company (other than Contracts of employment);

(xxii)	each Contract pursuant to which the Company agrees to jointly own any Intellectual Property with any third party; and

(xxiii)	each Contract pursuant to which the Company is obligated to develop any Intellectual Property to be owned by any third party.

(b)	Each Material Contract is a legal, valid and binding obligation of the Company or the Company Subsidiaries and, to the knowledge of the Company, the other parties thereto, and neither the Company nor any Company Subsidiary is in breach or violation of, or default under, any Material Contract nor has any Material Contract been canceled by the other party, and to the Company’s knowledge, no other party is in breach or violation of, or default under, any Material Contract, and the Company and the Company Subsidiaries have not received any written, or to the knowledge of the Company, oral claim of default under any such Material Contract, except for any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to be material to the Company. No party to a Material Contract has given written notice of or, to the knowledge of the Company, threatened (i) any potential exercise of termination rights with respect to any Material Contract or (ii) any non-renewal or modification of any Material Contract.

(c)	The Company has furnished or made available to SPAC true and complete copies of all Material Contracts, including amendments thereto that are material in nature.

3.17	Insurance

(a)	Section 3.17(a) of the Company Disclosure Schedule sets forth, with respect to each material insurance policy under which the Company or any Company Subsidiary is an insured (the “Insurance Policies”), a named insured or otherwise the principal beneficiary of coverage as of the date of this Agreement (i) the names of the insurer, the principal insured and each named insured, (ii) the policy number, (iii) the period, scope and amount of coverage, and (iv) the premium most recently charged.

(b)	With respect to each such Insurance Policy, except as would not reasonably be expected to be material to the Company: (i) the policy is legal, valid, binding and enforceable in accordance with its terms (subject to the Enforceability Exceptions) and, except for policies that have expired under their terms in the Ordinary Course, is in full force and effect; (ii) neither the Company nor any Company Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; and (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

3.18	Board Approval; Vote Required

The Company has made available to SPAC a complete and correct copy of the resolutions of the Company Board in respect of the Transactions, which such resolutions were duly adopted and have not been subsequently rescinded or modified in any way. If the approval of the Arrangement Resolution is obtained as required by the Interim Order or the Company Securityholders Written Approval is obtained as permitted by the Interim Order, no additional approval or vote from any holders of any class or series of authorized shares of the Company would then be necessary to adopt this Agreement or the Plan of Arrangement and approve the Transactions. Subject to the delivery of all executed Additional Support Agreements in accordance with Section 6.23, the Company Shareholders that are party to the Support Agreement and the Additional Support Agreements shall, together, constitute the Company Required Approval.

3.19	Certain Business Practices

(a)	None of the Company or the Company Subsidiaries, nor to the knowledge of the Company any of their respective officers, directors, or employees, any agents, distributors or other third-party representatives, including but not limited to attorneys, accountants, consultants, or advisors, to the extent they act on behalf of the Company or any Company Subsidiary, is currently violating, or during the past five (5) years violated, whether directly or indirectly, any applicable Sanctions Laws or Ex-Im Laws. Neither the Company nor any Company Subsidiary, nor to the knowledge of the Company any of their respective officers, directors, or employees, any agents or other third-party representatives acting on behalf of the Company or any Company Subsidiary, is currently, or has been in the last five (5) years: (i) a Sanctioned Person; (ii) controlled by a Sanctioned Person; (iii) organized, resident, or located in a Sanctioned Country; (iv) operating, conducting business, or participating in any transaction in or with any Sanctioned Country, to the extent such activities violate applicable Sanctions Laws or Ex-Im Laws; or (v) engaging in dealings with any Sanctioned Person, to the extent such activities violate applicable Sanctions Laws or Ex-Im Laws. There are not now and have not been in the last five (5) years any proceedings, investigations, or disclosures by or before any Governmental Authority involving the Company, the Company Subsidiaries, or to the Company’s knowledge any of their respective directors, officers, or employees, any agents relating to Sanctions Laws or Ex-Im Laws, nor to the Company’s or the Company Subsidiaries’ knowledge is such a proceeding, investigation, or disclosure pending or threatened.

(b)	Neither the Company nor the Company Subsidiaries nor to the knowledge of the Company their respective officers, directors, employees, any agents, distributors, or other third-party representatives acting on behalf of the Company or any Company Subsidiary, have in the past five (5) years directly or indirectly offered, paid, promised to pay, or authorized the payment of anything of value, including cash, checks, wire transfers, tangible or intangible gifts, favors, entertainment or services (including any facilitation payments) to any Person, including any Government Official, or any employee or representative of a Governmental Authority, or any Person acting for or on behalf of any Government Official while knowing (as defined in the FCPA) or having reason to know that all or some portion would be used for the purpose of: (i) influencing any act or decision of a Government Official or other person, including a decision to fail to perform official functions; (ii) inducing any Government Official or other person to do or omit to do any act in violation of the lawful duty of such official; or (iii) inducing any Government Official to use influence with any government, department, agency, or instrumentality in order to assist the Company or any Company Subsidiary or any other Person in obtaining or retaining business with, or directing business to any Person or otherwise securing for any Person an improper advantage.

(c)	There have been no demands, claims, actions, legal proceedings or investigations by or before any Governmental Authority or any arbitrator involving the Company or any Company Subsidiary or their respective directors, officers, or employees relating to the Anti-Corruption Laws in the past five (5) years nor are there any pending, or, to the knowledge of the Company or any Company Subsidiary, threatened. In the past five (5) years, no civil, criminal, or administrative penalties have been imposed on the Company or any Company Subsidiary with respect to violations of applicable Anti-Corruption Laws, or applicable Anti-Money Laundering Laws, nor have any disclosures been submitted to any other Governmental Authority with respect to violations of such laws.

(d)	For the past five (5) years prior to the date of this Agreement, the Company and the Company Subsidiaries have conducted their businesses in compliance with applicable Anti-Corruption Laws and Anti-Money Laundering Laws and have instituted and maintain policies and procedures designed to promote and achieve compliance with such laws.

(e)	For the past five (5) years prior to the date of this Agreement, the operations of the Company and the Company Subsidiaries are and have been conducted in material compliance with all applicable financial recordkeeping and reporting requirements and Anti-Money Laundering Laws and Sanctions Laws. The Company and Company Subsidiaries and their respective directors, officers, employees, shareholders, agents, consultants, independent contractors, representatives, and anyone acting on behalf of any of them have not knowingly falsified any entry in any book, record, or account of the Company or Company Subsidiaries, and all such entries fairly and accurately reflect the relevant transactions and dispositions of the Company’s/Company Subsidiaries’ assets in reasonable detail.

(f)	No member of the Company or any Company Subsidiary is, or is owned fifty percent (50%) or greater or controlled by, a Person that is: (i) the subject of any Sanctions; or (ii) located, organized, or resident in a country or territory that is the subject of comprehensive Sanctions (including the Crimea region of the Ukraine, Cuba, Iran, North Korea, Russia, and Syria).

(g)	No director, officer, employee, agent, distributors, or representative of the Company or any Company Subsidiary is a Government Official.

3.20	Interested Party Transactions

(a)	Except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the Ordinary Course or as set forth in Section 3.20(a) of the Company Disclosure Schedule, no director, officer or other Affiliate of the Company or any Company Subsidiary has or has had, directly or indirectly: (i) an economic interest in any Person that has furnished or sold, or furnishes or sells, services or Products that the Company or any Company Subsidiary furnishes or sells, or proposes to furnish or sell; (ii) an economic interest in any Person that purchases from or sells or furnishes to, the Company or any Company Subsidiary, any goods or services; (iii) a beneficial interest in any Material Contract; or (iv) any contractual or other arrangement with the Company or any Company Subsidiary (including any “preferred pricing” or similar benefit enjoyed by the Company or any Company Subsidiary as a result of any such affiliation) (each such transaction, a “Company Interested Party Transaction”). The Company and the Company Subsidiaries have not, since January 1, 2025, (x) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company or (y) materially modified any term of any such extension or maintenance of credit. There are no contracts or arrangements between the Company on the one hand and any immediate family member of any director, officer of the Company on the other hand.

(b)	There are no transactions, Contracts, arrangements or understandings between the Company or any Company Subsidiary, on the one hand, and any other Person, on the other hand, which grant or purport to grant any board observer or management rights.

3.21	Exchange Act

Neither the Company nor any Company Subsidiary is currently (nor has it previously been) subject to the requirements of Section 12 of the Exchange Act.

3.22	Brokers

Except as set forth on Section 3.22 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Affiliates. The Company has provided SPAC with a true and complete copy of all Contracts, including engagement letters, between the Company and the Persons identified on Section 3.22 of the Company Disclosure Schedule, other than those that have expired or terminated and as to which no further services are contemplated thereunder to be provided in the future.

3.23	No Other Representations or Warranties; Exclusivity of Representations and Warranties

The representations and warranties made by the Company in this Article 3 are the exclusive representations and warranties made by the Company and its Affiliates. Except for the representations and warranties contained in this Article 3, neither the Company nor any other Person, has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Company, to the accuracy or completeness of any information regarding the Company available to the other parties or their respective Representatives and expressly disclaims any such other representations or warranties. Except as otherwise expressly provided in this Article 3 (as modified by the Company Disclosure Schedule), the Company hereby expressly disclaims and negates any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company, its Affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to SPAC, NewCo, their respective Affiliates or any of their respective Representatives by, or on behalf of, the Company, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement (as modified by the Company Disclosure Schedule) or in any certificate delivered by the Company pursuant to this Agreement, neither the Company nor any other Person on behalf of the Company has made or makes any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to SPAC, NewCo, their respective Affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to SPAC, NewCo, their respective Affiliates or any of their respective Representatives or any other Person, and any such representations or warranties are expressly disclaimed.

Article 4

REPRESENTATIONS AND WARRANTIES OF SPAC and NewCo

Except as set forth in the SPAC Disclosure Schedule (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face) or the SPAC SEC Reports filed or furnished by SPAC on or before the date hereof (to the extent the qualifying nature of such disclosure is readily apparent from the content of such SPAC SEC Reports, but excluding (i) disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements and (ii) any exhibits or documents appended thereto), each of SPAC and NewCo, jointly and severally, hereby represents and warrants to the Company as follows:

4.01	Organization, Standing and Corporate Power

(a)	Each of SPAC and NewCo is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of formation and has all requisite corporate power and authority to carry on its business as now being conducted. NewCo has no assets or operations other than those required to effect the Transactions contemplated hereby. SPAC is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except as would not have a SPAC Material Adverse Effect.

(b)	NewCo is a corporation duly organized, validly existing and in good standing under the Canadian Corporate Statute, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Other than NewCo, SPAC has no other Subsidiaries or any equity or other interests in any other Person. NewCo was formed solely for the purpose of effecting the Amalgamation. Since its date of incorporation, NewCo has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary hereto.

(c)	SPAC has provided to the Company a true, complete and correct copy of the SPAC Organizational Documents and NewCo Organizational Documents, and there are no other Contracts which would amend, supplement or relate to the subject matters described in the SPAC Organizational Documents or the NewCo Organizational Documents.

4.02	Corporate Authority; Approval; Non-Contravention; Government Approvals

(a)	Each of SPAC and NewCo has the requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and, subject to satisfaction of the conditions to Closing contemplated hereby, to consummate the Transactions. The execution, delivery and performance by SPAC and NewCo of this Agreement and the Ancillary Agreements to which it is a party, and the consummation by it of the Transactions, have been duly and validly authorized by all necessary corporate consent and authorizations on the part of SPAC and NewCo, and no other corporate or other actions on the part of SPAC or NewCo are necessary to authorize the execution and delivery by SPAC or NewCo of this Agreement, the Ancillary Agreements to which it is a party and the consummation by it of the Transactions, in each case, subject to receipt of the SPAC Shareholder Approvals. This Agreement has been duly executed and delivered by SPAC and NewCo and, assuming due authorization, execution and delivery hereof by the other parties, is a legal, valid and binding obligation of SPAC and NewCo, enforceable against SPAC and NewCo in accordance with its terms (subject to the Enforceability Exceptions).

(b)	The execution, delivery, and performance of this Agreement and the Ancillary Agreements to which SPAC and/or NewCo is a party, and the consummation of the Transactions, subject to receipt of the SPAC Shareholder Approvals (in the case of SPAC), do not, and will not, constitute or result in (i) a breach or violation of, or a default under, the SPAC Organizational Documents or any organizational documents of NewCo or (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, or the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of SPAC, NewCo or any of their Affiliates pursuant to, any Contract to which SPAC, NewCo or any of their Affiliates is a party or, assuming compliance with the matters referred to in Section 4.02(a) (solely with respect to performance of this Agreement and consummation of the Transactions), under any Law to which SPAC, NewCo or any of their Affiliates is subject, except (in the case of clause (ii) above) for such violations, breaches or defaults which has not had or would not, individually or in the aggregate, reasonably be expected to materially impair, delay or prohibit the ability of SPAC or NewCo to enter into, or perform its obligations under, this Agreement and consummate the Transactions.

(c)	No consent of, or registration, declaration, notice or filing with, any Governmental Authority is required by or with respect to SPAC or NewCo in connection with the execution and delivery by SPAC or NewCo of this Agreement or the consummation of the Transactions contemplated by this Agreement or the Ancillary Agreements, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby, (iii) the filing of the Canadian Prospectus or (iv) such other consents, registrations, declarations, notices and filings which, if not obtained or made, would not have a SPAC Material Adverse Effect.

(d)	SPAC is either not a “non-Canadian” or is a “trade agreement investor” and not a “state-owned enterprise” within the meaning of the Investment Canada Act.

4.03	Compliance with Laws

SPAC and NewCo are, and since their respective dates of incorporation have been, operating in all material respects in a manner that is customary for businesses similar to SPAC and NewCo, and each of SPAC and NewCo is conducting and, since their respective dates of incorporation, has conducted its business in material compliance with all Laws, and no notices have been received by either SPAC or NewCo from any Governmental Authority or any other Person alleging an uncured material violation of any Law.

4.04	Employee Benefit Plans

Except as may be contemplated by the SPAC Equity Incentive Plan, neither SPAC nor NewCo maintains or contributes to any Employee Benefit Plan. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in combination with another event) will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any shareholder, director, officer or employee of SPAC or NewCo, or (ii) result in the acceleration, vesting or creation of any rights of any shareholder, director, officer or employee of SPAC or NewCo to payments or benefits or increases in any existing payments or benefits or any loan forgiveness.

4.05	Financial Ability; Trust Account

(a)	As of the date hereof, there is at least $230,000,000 invested in a trust account at J.P. Morgan Chase Bank, N.A. (the “Trust Account”), with Continental Stock Transfer & Trust Company acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated October 30, 2025, by and between SPAC and the Trustee (the “Trust Agreement”). The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of SPAC and, to the knowledge of SPAC, the Trustee, enforceable in accordance with its terms, subject to Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect and, to the knowledge of SPAC, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. To the knowledge of SPAC, there are no side letters and there are no agreements, Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the SPAC SEC Reports to be inaccurate or (ii) entitle any Person (other than any SPAC Shareholder who is a Redeeming Shareholder) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement and the SPAC Organizational Documents. Amounts in the Trust Account are invested in accordance with the Trust Agreement. SPAC has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. There are no Actions pending or, to the knowledge of SPAC, threatened with respect to the Trust Account. SPAC has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account or redemptions paid to SPAC Shareholders, in each case, as permitted by the Trust Agreement). As of the Arrangement Effective Time, the obligations of SPAC to dissolve or liquidate pursuant to the SPAC Organizational Documents shall terminate, and, as of the Arrangement Effective Time, SPAC shall have no obligation whatsoever pursuant to the SPAC Organizational Documents to dissolve and liquidate the assets of SPAC by reason of the consummation of the transactions contemplated hereby. Following the Arrangement Effective Time, no SPAC Shareholder shall be entitled to receive any amount from the Trust Account except to the extent such SPAC Shareholder is a Redeeming Shareholder.

(b)	As of the date hereof, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC on the Closing Date.

(c)	Except as set forth on Section 4.05(c) of the SPAC Disclosure Schedule, as of the date hereof, SPAC does not have, or have any present intention to enter into, any agreement, arrangement or understanding providing for any obligations with respect to or in connection with any Indebtedness.

4.06	Taxes

(a)	Each of SPAC and NewCo is, and has at all times since its date of formation been, treated as a corporation for U.S. federal income tax purposes.

(b)	Each of SPAC and NewCo has timely filed with the appropriate Taxing Authority, or has caused to be timely filed on its behalf (taking into account any valid extension of time within which to file), all material Tax Returns required to be filed by it, and all such Tax Returns were and are true, correct and complete in all material respects and were prepared in compliance in all material respects with all applicable Laws. Each of SPAC and NewCo has timely paid all material amounts of Taxes due and payable (whether or not shown on any Tax Return), other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(c)	Each of SPAC and NewCo, as applicable, has withheld and paid to the appropriate Taxing Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any current or former employee, independent contractor, creditor, equityholder or other third party.

(d)	No claim, assessment, deficiency or proposed adjustment for any Tax has been asserted or assessed by any Taxing Authority against SPAC or NewCo that remains unresolved or unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(e)	There is no Tax audit, examination or other Action of SPAC or NewCo presently in progress, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of SPAC or NewCo.

(f)	Neither SPAC nor NewCo is or has been (i) a party to any Tax sharing, indemnification, allocation or similar agreement or Contract (excluding any commercial Contract entered into in the Ordinary Course and not primarily related to Taxes), (ii) a member of an affiliated, consolidated, combined, unitary or similar Tax group (other than any such Tax group the common parent of which was the Company), or (iii) a party to any “listed transaction” under Treasury Regulations Section 1.6011-4(b) (2) (or any similar or corresponding provision of U.S. state or local or non-U.S. Law).

(g)	SPAC and NewCo do not have any liability for Taxes of any other Person as a result of Treasury Regulations Section 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Law), as a transferee or successor, or by operation of Law.

(h)	SPAC and NewCo will not be required to include any material item of income in, or exclude any material deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting, or use of an improper method of accounting, for a taxable period (or portion thereof) ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of U.S. state or local or non-U.S. Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received or deferred revenue accrued on or prior to the Closing Date outside of the Ordinary Course; or (v) intercompany item under Treasury Regulation Section 1.1502-13 (or any corresponding or similar provision of U.S. state or local or non-U.S. Law) or excess loss account under Treasury Regulation Section 1.1502-19 (or any corresponding or similar provision of U.S. state or local or non-U.S. Law).

(i)	There are no Liens for Taxes on any assets of either SPAC or NewCo other than Permitted Liens.

(j)	No written claims have ever been made by any Taxing Authority in a jurisdiction where SPAC and NewCo do not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(k)	Neither SPAC nor NewCo has been either a “distributing corporation” or a “controlled corporation” within the respective meanings of such terms under Code Section 355(a)(1)(A) in a distribution of stock qualifying under Code Section 355 (i) in the two years before the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” within the meaning of Code Section 355(e) in conjunction with the Transactions.

(l)	Neither SPAC nor NewCo is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a “domestic corporation” (as such term is defined in Section 7701 of the Code) as a result of the application of Section 7874(b) of the Code.

(m)	Neither SPAC nor NewCo has knowledge of any facts or circumstances or has taken, failed to take, or agreed to take any action that would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment.

(n)	Neither SPAC nor NewCo has knowledge of any facts or circumstances or of any reason that would reasonably be expected to cause SPAC to be treated, as a result of the Transactions, as (i) a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code, or (ii) a “domestic corporation” (as such term is defined in Section 7701 of the Code) as a result of the application of Section 7874(b) of the Code.

4.07	Brokers

No broker, investment banker, financial advisor or other Person, other than those set out in Section 4.07 of the SPAC Disclosure Schedule, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of SPAC, NewCo or any of their Affiliates. SPAC has provided the Company with a true and complete copy of all Contracts, including engagement letters, between SPAC or Newco, on the one hand, and the Persons identified on Section 4.07 of the SPAC Disclosure Schedule, on the other hand, other than those that have expired or terminated and as to which no further services are contemplated thereunder to be provided in the future.

4.08	SPAC SEC Reports; Financial Statements; Sarbanes-Oxley Act

(a)	SPAC has filed or furnished in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC since October 30, 2025, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “SPAC SEC Reports”). None of the SPAC SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The SPAC Financial Statements included in the SPAC SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of SPAC as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended.

(b)	SPAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to SPAC and other material information required to be disclosed by SPAC in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such material information is accumulated and communicated to SPAC’s management, including its principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s periodic reports required under the Exchange Act.

(c)	SPAC has established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of SPAC’s financial reporting and the preparation of the SPAC Financial Statements for external purposes in accordance with GAAP.

(d)	There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC. SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e)	Neither SPAC (including any employee thereof) nor SPAC’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in SPAC’s internal control over financial reporting, (ii) any fraud, whether or not material, that involves SPAC’s management or other employees who have a role in the preparation of financial statements or SPAC’s internal control over financial reporting, or (iii) any claim or allegation regarding any of the foregoing.

(f)	SPAC does not have any past due liability relating to the PCAOB issuer accounting support fee.

(g)	To the knowledge of SPAC, as of the date hereof, there are no outstanding comments from the SEC with respect to the SPAC SEC Reports. To the knowledge of SPAC, none of the SPAC SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

4.09	Business Activities; Absence of Changes

(a)	Since its incorporation, SPAC has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the SPAC Organizational Documents, there is no agreement, commitment or Governmental Order binding upon SPAC or to which SPAC is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of SPAC or any acquisition of property by SPAC or the conduct of business by SPAC as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had a SPAC Material Adverse Effect on the ability of SPAC or NewCo to enter into, perform its obligations under this Agreement and consummate the Transactions.

(b)	Other than NewCo, SPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, SPAC has no interests, rights, obligations or liabilities with respect to, and is not party to or bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

(c)	Except for (i) this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 5.02 or 5.03), (ii) as set forth on Section 4.09(c) of the SPAC Disclosure Schedule and (iii) with respect to fees and expenses of SPAC’s legal, financial and other advisors, SPAC is not party to any Contract with any other Person that would require payments by SPAC in excess of $150,000 in the aggregate with respect thereto (other than this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 5.02 or 5.03) and Contracts set forth on Section 4.09(c) of the SPAC Disclosure Schedule).

(d)	There is no liability, debt or obligation against SPAC or NewCo, except for (i) liabilities and obligations reflected or reserved for on SPAC’s consolidated balance sheet as of December 31, 2025 or disclosed in the notes thereto (other than any such liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to SPAC and NewCo, taken as a whole), (ii) that have arisen since the date of SPAC’s consolidated balance sheet as of December 31, 2025 in the ordinary course of the operation of business of the SPAC and NewCo (other than any such liabilities as are or would be, in the aggregate, material to SPAC and NewCo, taken as a whole), or (iii) disclosed in Section 4.09(d) of the SPAC Disclosure Schedule.

(e)	Since its organization, NewCo has not conducted any business activities other than activities directed toward the accomplishment of the Amalgamation. Except as set forth in NewCo’s organizational documents, there is no agreement, commitment, or Governmental Order binding upon NewCo or to which NewCo is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of NewCo or any acquisition of property by NewCo or the conduct of business by NewCo as currently conducted or as contemplated to be conducted as of the Closing other than such effects which have not had and would not reasonably be expected to have a SPAC Material Adverse Effect.

(f)	NewCo does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(g)	NewCo was formed solely for the purpose of effecting the Amalgamation and has not engaged in any business activities or conducted any operations other than in connection with the Amalgamation and has no, and at all times prior to the Amalgamation Effective Time except as contemplated by this Agreement or the Ancillary Agreements, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(h)	Since the date of SPAC’s incorporation, there has not been any change, development, condition, occurrence, event or effect relating to the SPAC or NewCo that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a SPAC Material Adverse Effect, and since the date of their respective incorporation, through the date of this Agreement, SPAC and NewCo have not taken any action that would require the consent of the Company pursuant to Section 5.02 or 5.03 if such action had been taken after the date hereof.

4.10	Litigation

There are no material Actions pending or, to the knowledge of the SPAC, threatened against the SPAC or, to the knowledge of the SPAC, any director, officer or employee of the SPAC (in their capacity as such) and since the SPAC’s date of incorporation there have not been any such material Actions. There are no material Actions pending or threatened by SPAC against any other Person.

4.11	No Outside Reliance

Notwithstanding anything contained in this Article 4 or any other provision hereof, SPAC and its Affiliates acknowledge and agree that SPAC has made its own investigation of the Company and that neither the Company nor any of its Affiliates or any of their respective directors, officers, employees, shareholders, partners, members, agents or Representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article 4 or any certificate delivered in accordance with Section 7.02(e), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company. Without limiting the generality of the foregoing, it is understood that any cost or other estimates, financial or other projections or other predictions that may be contained or referred to in the Company Disclosure Schedule or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by SPAC or its Representatives)) or management presentations that have been or shall hereafter be provided to SPAC or any of its Affiliates, agents or Representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article 4 of this Agreement or any certificate delivered in accordance with Section 7.02(e). Except as otherwise expressly set forth in this Agreement, SPAC understands and agrees that any assets, properties and business of the Company are furnished “as is,” “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article 4 or any certificate delivered in accordance with Section 7.02(e), with all faults and without any other representation or warranty of any nature whatsoever.

4.12	Capitalization

(a)	As of the date hereof, the authorized capital stock of SPAC consists of (i) 200,000,000 SPAC Class A Ordinary Shares, par value $0.0001, of which (A) 23,660,000 SPAC Class A Ordinary Shares are issued and outstanding as of the date of this Agreement and (B) 7,886,645 SPAC Class A Ordinary Shares are reserved for future issuance pursuant to SPAC Warrants as of the date of this Agreement, (ii) 20,000,000 SPAC Class B Ordinary Shares, par value $0.0001, of which 7,666,667 SPAC Class B Ordinary Shares are issued and outstanding as of the date of this Agreement, and (iii) 1,000,000 preference shares of SPAC, par value $0.0001, none of which are issued and outstanding as of the date of this Agreement. All of the issued and outstanding SPAC Class A Ordinary Shares, SPAC Class B Ordinary Shares and, as applicable, SPAC Warrants (1) have been duly authorized and validly issued and are fully paid and nonassessable, (2) were issued in compliance in all material respects with applicable Law, and (3) were not issued in breach or violation of any preemptive rights or Contract.

(b)	Except for this Agreement, the Subscription Agreements, the SPAC Warrants, the and SPAC Class B Ordinary Shares, as of the date hereof, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for SPAC Class A Ordinary Shares or the equity interests of SPAC, or any other Contracts to which SPAC is a party or by which SPAC is bound obligating SPAC to issue or sell any shares of capital stock of, other equity interests in or debt securities of, SPAC and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in SPAC. Except as disclosed in Section 4.12(b) of the SPAC Disclosure Schedule or the SPAC Organizational Documents, there are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any securities or equity interests of SPAC. There are no outstanding bonds, debentures, notes or other indebtedness of SPAC having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which SPAC Shareholders may vote. Except as disclosed in Section 4.12(b) of the SPAC Disclosure Schedule, SPAC is not a party to any shareholders agreement, voting agreement or registration rights agreement relating to SPAC Class A Ordinary Shares or any other equity interests of SPAC. Other than NewCo, SPAC does not own any capital stock or any other equity interests in any other Person or have any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person. There are no securities or instruments issued by or to which the SPAC is a party containing anti-dilution or similar provisions that will be triggered by the consummation of the transactions contemplated by this Agreement that have not been or will not be waived on or prior to the Closing Date.

(c)	All of the issued and outstanding Equity Interests of NewCo are held by SPAC as of the date of this Agreement. All outstanding Equity Interests of NewCo are validly issued, fully paid and non-assessable, and are not subject to preemptive rights or any other Liens (other than Liens arising pursuant to applicable Securities Laws).

4.13	NYSE Stock Market Quotation

The issued and outstanding SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE under the symbol “VACI.UN.” The issued and outstanding SPAC Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE under the symbol “VACI.” The issued and outstanding SPAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE under the symbol “VACI WT.” SPAC is in compliance in all material respects with the rules of NYSE and there is no action or proceeding pending or, to the knowledge of SPAC, threatened against SPAC by NYSE, the Financial Industry Regulatory Authority or the SEC with respect to any intention by such entity to deregister the SPAC Units, SPAC Class A Ordinary Shares or SPAC Warrants, or terminate the listing of the SPAC Units, SPAC Class A Ordinary Shares or SPAC Warrants on NYSE. None of SPAC or its Affiliates has taken any action in an attempt to terminate the registration of the SPAC Units, SPAC Class A Ordinary Shares or SPAC Warrants under the Exchange Act except as contemplated by this Agreement.

4.14	Affiliate Agreements

Except as set forth on Section 4.14 of the SPAC Disclosure Schedule or as set forth in the SPAC SEC Reports, neither of the SPAC nor NewCo is a party to any transaction, agreement, arrangement or understanding with any (a) present or former executive officer or director of either of the SPAC or NewCo, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of five (5%) percent or more of the capital stock or equity interests of SPAC, or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing, an “SPAC Affiliate Agreement”).

4.15	Anti-Bribery; Economic Sanctions

(a)	Since their respective dates of incorporation, SPAC and NewCo have complied with all applicable Anti-Bribery Laws. Since their respective dates of incorporation, neither SPAC nor NewCo, nor to the knowledge of the SPAC, any of their respective Representatives, have directly or indirectly paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any Public Official for the purpose of influencing any act or decision of such official or of any Governmental Authority to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage.

(b)	Neither SPAC nor NewCo are Sanctioned Persons or located, organized, or ordinarily reside in a Sanctioned Country.

4.16	No Other Representations or Warranties

The representations and warranties made by SPAC and NewCo in this Article 4 are the exclusive representations and warranties made by SPAC, NewCo and their Affiliates. Except for the representations and warranties contained in this Article 4, neither SPAC nor NewCo, nor any other Person, has made or makes any other express or implied representation or warranty, either written or oral, on behalf of SPAC or NewCo, to the accuracy or completeness of any information regarding SPAC or NewCo available to the other parties or their respective Representatives and expressly disclaims any such other representations or warranties. Without limiting the foregoing, neither SPAC nor NewCo, nor any other Person, makes or has made any representation or warranty to the other parties hereto with respect to, and shall have no liability in respect of, (a) any financial projection, forecast, estimate, budget or prospect information relating to SPAC or NewCo or (b) any oral or, except for the representations and warranties expressly made by SPAC or NewCo in this Article 4, written information made available to the other parties hereto in the course of their evaluation of SPAC and NewCo and the negotiation of this Agreement or in the course of the Transactions. Each of SPAC and NewCo hereby acknowledge and agree with the statements and provisions set forth in Section 3.25.

Article 5
CONDUCT OF BUSINESS

5.01	Conduct of Business by the Company

(a)	The Company agrees that it shall, and shall cause each Company Subsidiary to, between the date of this Agreement and the Amalgamation Effective Time or the earlier termination of this Agreement, except (1) as may be required or expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (2) as set forth in Section 5.01 of the Company Disclosure Schedule, or (3) as required by applicable Law (including as may be requested or compelled by any Governmental Authority), unless SPAC shall otherwise consent in writing (which consent shall not be unreasonably conditioned, withheld or delayed); provided that SPAC shall be deemed to have consented in writing if it provides no response within five (5) Business Days after the Company has made a request for such consent in writing:

(i)	conduct their business in the Ordinary Course; and

(ii)	use its reasonable best efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries, to keep available the services of the current officers, employees, service partners and consultants of the Company and the Company Subsidiaries, to preserve the current relationships of the Company and the Company Subsidiaries with customers, Suppliers and other Persons with which the Company or any Company Subsidiary has significant business relations, and to maintain in effect all Company Permits and material Insurance Policies (in such amounts and with such deductibles as are currently maintained).

(b)	Except (1) as may be required or expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (2) as set forth in Section 5.01 of the Company Disclosure Schedule, and (3) as required by applicable Law (including as may be requested or compelled by any Governmental Authority), the Company shall not, and the Company shall cause each Company Subsidiary not to, between the date of this Agreement and the Amalgamation Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of SPAC (which consent shall not be unreasonably conditioned, withheld or delayed):

(i)	amend or otherwise change any organizational documents of the Company or any Company Subsidiary;

(ii)	adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(iii)	issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any Equity Interests of the Company or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any Equity Interest (including, without limitation, any phantom interest), of the Company or any Company Subsidiary, other than issuances of Company Options under the Company Equity Incentive Plan or (B) any material assets of the Company or any Company Subsidiary;

(iv)	form any Subsidiary or acquire any Equity Interest or other interest in any other entity or enter into a joint venture with any other entity;

(v)	declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its Equity Interests;

(vi)	reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its Equity Interests;

(vii)	(A) acquire (including, by merger, consolidation, or acquisition of stock or substantially all of the assets or any other business combination) any corporation, partnership, other business organization or any division thereof, (B) incur any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligation of any Person, or make any loans or advances, or intentionally grant any security interest in any of its assets, or (C) merge, consolidate, combine or amalgamate with any Person or authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution or winding-up;

(viii)	other than (x) in the Ordinary Course (except with respect to the following clauses (B) and (C)), (y) as required under the terms of any Plan in effect on the date hereof (or any Plan adopted or amended after the date hereof in accordance with this Agreement) or (z) as contemplated by clause (ii) above, (A) grant any increase in the compensation, incentives or benefits payable or to become payable to any current or former director, officer, employee or independent contractor, (B) enter into any new or amend any existing, employment, retention, bonus, change in control, severance, redundancy or termination agreement with any current or former director, officer, employee or independent contractor, (C) accelerate or commit to accelerate the funding, payment, or vesting of any compensation or benefits to any current or former director, officer, employee or independent contractor, (D) establish or become obligated under any collective bargaining agreement, collective agreement, or other Contract with a labor union, trade union, works council, industrial organization, or similar representative of employees, (E) hire any senior officer, or (F) terminate the employment or engagement of any senior officer other than such termination for cause;

(ix)	adopt, amend and/or terminate any material Plan except as may be required by applicable Law, or is necessary in order to consummate the Transactions, or health and welfare plan renewals in the Ordinary Course;

(x)	make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants, or in the Ordinary Course;

(xi)	other than in the Ordinary Course, (A) amend any material Tax Return that would have the effect of materially increasing the Tax liability or materially reducing any Tax asset of the Company or any Company Subsidiary, (B) change any material method of Tax accounting, (C) make, change or rescind any material election relating to Taxes, or (D) settle or compromise any material Tax audit, assessment, Tax claim or other controversy relating to Taxes;

(xii)	other than in the Ordinary Course, amend, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the Company’s or any Company Subsidiary’s material rights thereunder;

(xiii)	materially amend, modify, extend, renew or terminate any of the Lease Documents or enter into any new Lease;

(xiv)	other than in the Ordinary Course, allow to lapse, abandon, fail to maintain the existence of, or fail to use commercially reasonable efforts to protect, its interest in, the existence and enforceability of, Company-Owned IP to the extent such Company-Owned IP remains material to the conduct of the businesses of the Company and any Company Subsidiary;

(xv)	other than in the Ordinary Course, enter into any Contract that obligates the Company or any Company Subsidiary to develop any Intellectual Property related to the business of the Company or the Products;

(xvi)	enter into any material new line of business outside of the business currently conducted by the Company or the Company Subsidiaries as of the date of this Agreement;

(xvii)	voluntarily fail to maintain, cancel or materially change coverage under any material insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to the Company and any Company Subsidiaries and their assets and properties;

(xviii)	fail to keep current and in full force and effect, or to comply in all material respects with the requirements of, any Company Permit that is material to the conduct of the business of the Company and the Company Subsidiaries taken as a whole;

(xix)	take any action or knowingly fail to take any reasonable action, which action or failure to act would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment;

(xx)	waive, release, assign, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that are solely monetary in nature and do not exceed $100,000 individually or $250,000 in the aggregate; or

(xxi)	enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Nothing herein shall require the Company to obtain consent from SPAC to do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Law, and nothing contained in this Section 5.01 shall give to SPAC, directly or indirectly, the right to control or direct the ordinary course of business operations of the Company or any of the Company Subsidiaries prior to the Closing Date. Prior to the Closing Date, each of SPAC and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.

5.02	Conduct of Business by SPAC

(a)	Except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement and except as required by applicable Law (including as may be requested or compelled by any Governmental Authority), SPAC agrees that from the date of this Agreement until the earlier of the termination of this Agreement and the Amalgamation Effective Time, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the businesses of SPAC and NewCo shall be conducted in the Ordinary Course. By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement and as required by applicable Law (including as may be requested or compelled by any Governmental Authority), SPAC shall not, and SPAC shall cause NewCo not to, between the date of this Agreement and the Amalgamation Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned:

(i)	amend or otherwise change the SPAC Organizational Documents or the NewCo Organizational Documents;

(ii)	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or share capital, as applicable, other than redemptions from the funds in the Trust Account that are required pursuant to the SPAC Organizational Documents;

(iii)	reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the SPAC Class A Ordinary Shares, SPAC Class B Ordinary Shares, SPAC Warrants or any Equity Interests in NewCo, except for redemptions from the funds in the Trust Account and the SPAC Class B Conversion;

(iv)	issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any Equity Interests or other securities of SPAC or NewCo, or any options, warrants, convertible securities or other rights of any kind to acquire any Equity Interests or any other ownership interest (including, without limitation, any phantom interest), of SPAC or NewCo, except in connection with the SPAC Class B Conversion or in connection with a loan from the Sponsor or an Affiliate thereof or certain of SPAC’s officers and directors to finance the SPAC’s transaction expenses;

(v)	acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or enter into any strategic joint ventures, partnerships or alliances with any other Person;

(vi)	incur any Indebtedness or guarantee any such Indebtedness of another Person or Persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of SPAC or NewCo, as applicable, or enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except a loan from the Sponsor or an Affiliate thereof or certain of SPAC’s officers and directors to finance the SPAC’s transaction expenses;

(vii)	make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants;

(viii)	other than in the Ordinary Course, (A) amend any material Tax Return that would have the effect of materially increasing the Tax liability or materially reducing any Tax asset of SPAC or NewCo, (B) change any material method of Tax accounting, (C) make, change or rescind any material election relating to Taxes, or (D) settle or compromise any material Tax audit, assessment, Tax claim or other controversy relating to Taxes;

(ix)	merge, consolidate, combine or amalgamate with any Person or liquidate, dissolve, reorganize or otherwise wind up the business and operations of SPAC or NewCo;

(x)	amend, supplement or modify in any respect or terminate or waive any material rights or benefits under the Trust Agreement or any other agreement related to the Trust Account or any other SPAC Material Contract;

(xi)	hire or engage any employee, consultant or independent contractor (other than consultants and advisors engaged in the Ordinary Course), or adopt enter into or incur any liability with respect to any Employee Benefit Plans;

(xii)	other than in the Ordinary Course or in a form consistent with SPAC’s public filings with the SEC, enter into any indemnification agreements with the directors and officers of SPAC or any other Person;

(xiii)	enter into any new line of business outside of the business currently conducted by SPAC as of the date of this Agreement;

(xiv)	enter into, renew, modify or amend any transaction or Contract with an Affiliate of SPAC (including, for the avoidance of doubt, (A) the Sponsor, (B) any director or officer of SPAC or the Sponsor or any other current or former SPAC Insider or any immediate family member thereof, or (C) any Person in which the Sponsor or any director or officer of SPAC or the Sponsor or any other current or former SPAC Insider has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater) or any other SPAC Affiliate Agreement;

(xv)	enter into, renew or amend in any material respect, any Contract with a broker, finder, investment banker or other Person entitled to any brokerage fee, finder’s fee or commission;

(xvi)	take any action or knowingly fail to take any reasonable action, which action or failure to act would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment;

(xvii)	waive, release, assign, settle or compromise any Action or threatened Action; or

(xviii)	enter into any Contract or otherwise make a binding commitment to do any of the foregoing.

Nothing herein shall require SPAC to obtain consent from the Company to do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Law, and nothing contained in this Section 5.02 shall give to the Company, directly or indirectly, the right to control or direct the ordinary course of business operations of SPAC prior to the Closing Date. Prior to the Closing Date, each of SPAC and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.

5.03	Conduct of Business by NewCo

Between the date hereof and the Amalgamation Effective Time or the earlier termination of this Agreement, NewCo shall not engage in any activities other than the execution of any Transaction Documents to which it is party and the performance of its obligations hereunder and thereunder in furtherance of the Transactions (and matters ancillary thereto).

5.04	SPAC Continuation

(a)	Subject to obtaining the SPAC Shareholder Approval, prior to the Amalgamation, SPAC shall take all actions necessary to cause the SPAC Continuation to become effective in accordance with the applicable provisions of the Canadian Corporate Statute and the Cayman Companies Act, including by (a) making and procuring all those filings required to be made, including with the Registrar of Companies in the Cayman Islands, as required under the Cayman Companies Act in connection with the SPAC Continuation and the Director, (b) obtaining a certificate of de-registration from the Registrar of Companies in the Cayman Islands, and (c) obtaining a Certificate of Continuance issued pursuant to Section 187 of the Canadian Corporate Statute. The SPAC Continuation shall be effective upon obtaining the Certificate of Continuance issued pursuant to Section 187 of the Canadian Corporate Statute.

(b)	For the avoidance of doubt, any reference in this Agreement to SPAC Class A Common Shares or SPAC Class B Common Shares for periods prior to the SPAC Continuation will be deemed to refer to SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares (respectively).

5.05	Claims Against Trust Account

The Company agrees that, notwithstanding any other provision contained in this Agreement, the Company does not have, and shall not at any time prior to the Closing have, any claim to, or make any claim against, the funds in the Trust Account, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Company on the one hand, and SPAC and/or NewCo on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on Contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 5.05 as the “Claims”). Notwithstanding any other provision contained in this Agreement, the Company hereby irrevocably waives any Claim it and its Affiliates may have, now or in the future and will not seek recourse against the funds in the Trust Account for any reason whatsoever in respect thereof; provided, however, that the foregoing waiver will not limit or prohibit the Company from pursuing a claim against SPAC, NewCo or any other person (a) for legal relief against monies or other assets of SPAC held outside of the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds) or for specific performance or other equitable relief in connection with the Transactions (including a claim for SPAC or NewCo to specifically perform their obligations under this Agreement and cause the disbursement of the balance of the funds in the Trust Account (after giving effect to the Redemption Rights)) or for Fraud or (b) for damages for breach of this Agreement against SPAC, NewCo or any of their respective successor entities in the event this Agreement is terminated for any reason and SPAC consummates, directly or indirectly, a business combination transaction, whether by way of a purchase of assets or securities or merger, consolidation or otherwise, with another party. In the event that the Company or any of its Affiliates commences any Action against or involving the funds in the Trust Account in violation of the foregoing, SPAC shall be entitled to recover from the Company the associated reasonable legal fees and costs in connection with any such Action in the event SPAC prevails in such Action.

Article 6
ADDITIONAL AGREEMENTS

6.01	Registration Statement / Proxy Statement

(a)	As promptly as reasonably practicable after the date hereof, SPAC and the Company shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed), and SPAC shall file with the SEC, a registration statement on Form F-4 in connection with (x) the registration under the Securities Act of the SPAC Common Shares to be issued under this Agreement and (y) the Transactions (the “Registration Statement / Proxy Statement”) (it being understood that the Registration Statement / Proxy Statement will be used as a proxy statement with respect to the SPAC Shareholders Meeting to adopt and approve the Transaction Proposals (as defined below), the SPAC Equity Incentive Plan and other matters reasonably related to the Transaction Proposals, all in accordance with and as required by SPAC’s Organizational Documents, any related agreements with Sponsor and its Affiliates, applicable Law, and any applicable rules and regulations of the SEC and NYSE). Each of SPAC and the Company shall use its reasonable best efforts to: (i) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC; (ii) promptly notify the other of, cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; (iii) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (iv) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the Transactions. Each of SPAC and the Company shall promptly furnish to each other all information concerning such Party, its Subsidiaries, Representatives and shareholders that may be required or reasonably requested in connection with any action contemplated by this Section 6.01; provided, however, that neither SPAC or the Company shall use any such information for any purposes other than those contemplated by this Agreement unless: (A) such Party obtains the prior written consent of the other to such use (which consent shall not be unreasonably withheld, conditioned or delayed); or (B) to the extent that use of such information is required to avoid violation of applicable Law.

(b)	Unless required by the applicable Law, no filing of, or amendment or supplement to the Registration Statement / Proxy Statement will be made by the Company or SPAC without the approval of the other Parties (such approval not to be unreasonably withheld, conditioned or delayed). Each of the Company and SPAC will advise the other Parties, promptly after it receives notice thereof, of any request by the SEC for amendment of the Registration Statement / Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. Each of the Company and SPAC shall, as promptly as practicable after receipt thereof, supply the other Parties with copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, or, if not in writing, a description of such communication. Unless required by the applicable Law, no response to any comments from the SEC or the staff of the SEC relating to the Registration Statement / Proxy Statement will be made by the Company or SPAC without the prior consent of the other Parties (such consent not to be unreasonably withheld, conditioned or delayed), and without providing the other Parties a reasonable opportunity to review and comment thereon unless pursuant to a telephone call initiated by the SEC.

(c)	SPAC represents that the information supplied by SPAC and NewCo for inclusion in the Registration Statement / Proxy Statement shall not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, at (i) the time the Registration Statement / Proxy Statement is declared effective, (ii) the time the Registration Statement / Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the SPAC Shareholders, and (iii) the time of the SPAC Shareholders Meeting; provided, however, that SPAC makes no representations or warranties as to the information contained in or omitted from the Registration Statement / Proxy Statement in reliance upon and in conformity with information furnished in writing to the SPAC by or on behalf of the Company specifically for inclusion in the Registration Statement / Proxy Statement. If, at any time prior to the SPAC Shareholders Meeting, any event or circumstance relating to SPAC, NewCo or their officers or directors should be discovered by SPAC which should be set forth in an amendment or a supplement to the Registration Statement / Proxy Statement, SPAC shall promptly inform the Company. All documents that SPAC is responsible for filing with the SEC in connection with the Transactions shall comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

(d)	The Company represents that the information supplied by the Company for inclusion in the Registration Statement / Proxy Statement shall not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, at (i) the time the Registration Statement / Proxy Statement is declared effective, (ii) the time the Registration Statement / Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the SPAC Shareholders, and (iii) the time of the SPAC Shareholders Meeting. If, at any time prior to the SPAC Shareholders Meeting, any event or circumstance relating to the Company or any Company Subsidiary or its officers or directors should be discovered by the Company which should be set forth in an amendment or a supplement to the Registration Statement / Proxy Statement, the Company shall promptly inform SPAC.

(e)	Except to the extent required by the SEC or any other Governmental Authority or as otherwise required under applicable Law, no Party shall provide any advice, disclosure, assurance, representation, warranty or other communication regarding any Tax consequences related to the Transactions to its equityholders. If either Party sends any material communication regarding the Transactions to its equityholders, each Party shall (x) allow each other Party to review and comment on any such communication (and revise such communication in good faith to reflect any such reasonable comments) and (y) to the maximum extent reasonably permissible in such communication, explicitly state in such communication that (1) the Tax consequences of the Transactions are not free from doubt, (2) none of the Parties, their equityholders, any of their Affiliates or any of their Representatives is providing any advice, disclosure, assurance, representation or warranty regarding the Tax consequences of the Transactions, and (3) each such recipient should consult with and rely solely upon its own Tax advisors as to the Tax consequences of the Transactions.

6.02	Canadian Prospectus

(a)	As promptly as reasonably practicable after the earlier of the initial filing with or confidential submission to the SEC of the Registration Statement / Proxy Statement, SPAC and the Company shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed), and SPAC shall file with Canadian Securities Commission, a preliminary Canadian Prospectus and a final Canadian Prospectus in sufficient time for SPAC to become a reporting issuer in the Province of Québec as soon as reasonably practicable after the Closing Date. Each of SPAC and the Company shall use its reasonable best efforts to: (i) cause each of the preliminary Canadian Prospectus and final Canadian Prospectus to comply as to form in all material respects with applicable Canadian securities Laws and regulations promulgated by the Canadian Securities Commission; (ii) promptly notify the other of, cooperate with each other with respect to and respond promptly to any comments of the Canadian Securities Commission or its staff; and (iii) have the Canadian Prospectus receipted under the applicable Canadian securities Laws as promptly as reasonably practicable after it is filed with the Canadian Securities Commission. The Company shall allow SPAC and its counsel to review the Canadian Prospectus and any amendments thereto a reasonable amount of time prior to their respective filings and shall consider for inclusion in the Canadian Prospectus and/or any amendment or supplement thereto any reasonable comments proposed by SPAC.

(b)	Unless required by the applicable Law, no filing of, or amendment or supplement to the Canadian Prospectus will be made by the Company or SPAC without the approval of the other Parties (such approval not to be unreasonably withheld, conditioned or delayed). Each of the Company and SPAC will advise the other Parties, promptly after it receives notice thereof, of any request by the Canadian Securities Commission for amendment of the Canadian Prospectus or comments thereon and responses thereto or requests by the Canadian Securities Commission for additional information. Each of the Company and SPAC shall, as promptly as practicable after receipt thereof, supply the other Parties with copies of all written correspondence between it or any of its Representatives, on the one hand, and the Canadian Securities Commission or the staff of the Canadian Securities Commission, on the other hand, or, if not in writing, a description of such communication. Unless required by the applicable Law, no response to any comments from the Canadian Securities Commission or the staff of the Canadian Securities Commission relating to the Canadian Prospectus will be made by the Company or SPAC without the prior consent of the other Parties (such consent not to be unreasonably withheld, conditioned or delayed), and without providing the other Parties a reasonable opportunity to review and comment thereon unless pursuant to a telephone call initiated by the Canadian Securities Commission.

(c)	SPAC represents that the information supplied by SPAC and NewCo for inclusion in the Canadian Prospectus shall not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, at the time the Canadian Prospectus is receipted pursuant to applicable Canadian securities Laws; provided, however, that SPAC makes no representations or warranties as to the information contained in or omitted from the Canadian Prospectus in reliance upon and in conformity with information furnished in writing to the SPAC by or on behalf of the Company specifically for inclusion in the Canadian Prospectus. If, at any time prior to the filing of the final Canadian Prospectus, any event or circumstance relating to SPAC, NewCo or their officers or directors should be discovered by SPAC which should be set forth in an amendment or a supplement to the Canadian Prospectus, SPAC shall promptly inform the Company.

(d)	The Company represents that the information supplied by the Company for inclusion in the Canadian Prospectus shall not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, at the time the Canadian Prospectus is receipted pursuant to applicable Canadian securities Laws; provided, however, that Company makes no representations or warranties as to the information contained in or omitted from the Canadian Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the SPAC specifically for inclusion in the Canadian Prospectus. If, at any time prior to the filing of the final Canadian Prospectus, any event or circumstance relating to the Company or any Company Subsidiary or its officers or directors should be discovered by the Company which should be set forth in an amendment or a supplement to the Canadian Prospectus, the Company shall promptly inform SPAC.

6.03	SPAC Shareholders Meeting

SPAC shall: (i) take all action necessary under applicable Law and the SPAC Organizational Documents to call, give notice of, convene and hold a meeting of the SPAC Shareholders (the “SPAC Shareholders Meeting”) to seek (A) approval of the SPAC Continuation, including the SPAC Closing Articles, (B) approval of the proposed business combination (which includes the approval and adoption of this Agreement and the Transactions, including the SPAC Shareholder Approval) (the “Business Combination Proposal”), (C) approval of the Plan of Arrangement (the “Plan of Arrangement Proposal”), (D) the adjournment of the SPAC Shareholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (and if needed, such proposal will be put before any of the foregoing proposals) and (E) approval of any other proposals reasonably agreed by SPAC and the Company to be necessary or appropriate in connection with the Transactions (such proposals in clauses (A) through (E), together, the “Transaction Proposals”), which SPAC Shareholders Meeting shall be held as promptly in accordance with the SPAC Organizational Documents as reasonably practicable following the date the Registration Statement / Proxy Statement is declared effective by the SEC (and conditioned upon such declaration of effectiveness); and (ii) submit the Transaction Proposals to, and use its reasonable best efforts to solicit proxies in favor of such Transaction Proposals from, the SPAC Shareholders at the SPAC Shareholders Meeting. SPAC shall, through the SPAC Board, include a statement in the Registration Statement / Proxy Statement to the effect that the SPAC Board recommends that the SPAC Shareholders vote in favor of the Transaction Proposals (the “SPAC Board Recommendation”). The SPAC Board shall not change, withdraw, withhold, qualify or modify in a manner adverse to the Company, the SPAC Board Recommendation (a “Change in Recommendation”); provided, however, that, at any time prior to obtaining the SPAC Shareholder Approval, the SPAC Board may make a Change in Recommendation, if concluded in good faith, in response to any material event, change, fact, condition, occurrence or circumstance (A) that does not relate to an Alternative Transaction, (B) that does not relate to any change in the market price or trading volume of SPAC’s securities (it being understood that this clause (B) shall not prevent a determination that any event underlying such change constitutes an Intervening Event) and (C) (x) first occurring after the date hereof or (y) first actually or constructively known by the SPAC Board following the date hereof, if it determines in good faith, after consultation with its outside legal counsel, that a failure to make such Change in Recommendation would constitute a breach by the SPAC Board of its fiduciary obligations under applicable Law (an “Intervening Event”); provided, however, that the SPAC Board may not make a Change in Recommendation unless SPAC notifies the Company in writing at least five (5) Business Days before taking that action of its intention to do so (such period from the time the Intervening Event notice is delivered until 5:00 p.m., New York time on the fifth (5th) Business Day from the date of such notice, it being understood that any material development with respect to such Intervening Event shall require a new notice with an additional four (4) Business Day period from the date of such notice), and specifies the reasons therefor, and negotiates, and causes its financial and legal advisors to negotiate, with the Company in good faith during the applicable notice period (to the extent the Company seeks to negotiate) regarding any revisions to the terms of the Transactions proposed by the Company so as to obviate the need for a Change in Recommendation and, following such good faith negotiations, the SPAC Board determines in good faith, after consultation with its outside legal counsel, that a failure to make a Change in Recommendation would continue to constitute a breach by the SPAC Board of its fiduciary obligations under applicable Law (provided that such notification would not, after consultation with its outside legal counsel, constitute a breach by the SPAC Board of its fiduciary obligations under applicable Law or constitute a breach of any applicable Law). Notwithstanding anything to the contrary contained in this Agreement, SPAC may postpone or adjourn the SPAC Shareholders Meeting (1) to the extent necessary to ensure that any required supplement or amendment to the Registration Statement / Proxy Statement is provided to the SPAC Shareholders or if, as of the time for which the SPAC Shareholders Meeting is scheduled, there are insufficient SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such meeting, or (2) in order to solicit additional proxies from SPAC Shareholders in favor of the adoption of each of the Transaction Proposals.

6.04	Access to Information; Confidentiality

(a)	From the date of this Agreement until the Amalgamation Effective Time, the Company, SPAC and NewCo shall (and shall cause their respective Subsidiaries to): (i) provide to the other Party (and the other Party’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such Party and its Subsidiaries and to the books and records thereof; and (ii) furnish promptly to the other Party such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of such Party and its Subsidiaries as the other Party or its Representatives may reasonably request. Notwithstanding the foregoing, neither the Company nor SPAC shall be required to provide access to or disclose information where the access or disclosure would jeopardize the protection of attorney-client privilege or contravene applicable Law (it being agreed that the Parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention).

(b)	All information obtained by the Parties pursuant to this Section 6.04 shall be kept confidential in accordance with the Confidentiality Agreement, dated November 5, 2025, by and between the Company and SPAC (the “Confidentiality Agreement”).

(c)	Notwithstanding anything in this Agreement to the contrary, each Party (and its respective Representatives) may consult any Tax advisor as is reasonably necessary regarding the Tax treatment and Tax structure of the Transactions and may disclose to such advisor as if reasonably necessary, the Intended Tax Treatment and Tax structure of the Transactions and all materials (including any Tax analysis) that are provided relating to such treatment or structure, in each case in accordance with the Confidentiality Agreement.

6.05	Exclusivity

From the date of this Agreement and ending on the earlier of (a) the Amalgamation Effective Time and (b) the termination of this Agreement pursuant to Article 8, the Parties shall not, and shall cause their respective Subsidiaries and its and their respective Representatives not to, directly or indirectly, (i) enter into, solicit, initiate or continue any discussions or negotiations with, or encourage or respond to any inquiries, indications of interest, offers or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any Person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning an Alternative Transaction, (ii) enter into any agreement regarding, continue or otherwise participate in any discussions regarding, or furnish to any Person any information with respect to, or cooperate in any way that would otherwise reasonably be expected to lead to, any Alternative Transaction, or (iii) commence, continue or renew any due diligence investigation regarding any Alternative Transaction; provided that the execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the Transactions shall not be deemed a violation of this Section 6.05. For purposes of this Agreement, an “Alternative Transaction” shall mean (A) with respect to the Company, (w) the issuance, sale or transfer to or investment by any Person in any newly issued or currently outstanding Equity Interest in the Company or any Company Subsidiary, (x) the sale or transfer of the assets of the Company and its Subsidiaries to any Person (except, in the cases of clauses (w) and (x), with respect to any de minimis transfers of Equity Interests or assets or any issuance, sale, transfer, investment of Equity Interests or assets permitted by the terms of the Company’s current contractual arrangements, including the Company Equity Incentive Plan, this Agreement or the Plan of Arrangement), (y) any merger or business combination between the Company or any of its Subsidiaries, on the one hand, and any other Person, on the other hand, including a reverse takeover or merger, or (z) an initial public offering of any of the Company’s or its Subsidiaries’ securities, and (B) with respect to SPAC, any direct or indirect acquisition of assets or business of any Person, whether by way of a purchase of assets or securities or merger, consolidation or otherwise, that would constitute an “initial business combination” as defined in SPAC’s prospectus for its initial public offering. Each Party shall, and shall cause its Subsidiaries and its and their respective Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Alternative Transaction. Each Party also agrees that it shall promptly request each Person (other than the Parties and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of an Alternative Transaction to return or destroy all confidential information furnished to such Person by or on behalf of it prior to the date hereof (to the extent so permitted under, and in accordance with the terms of, such confidentiality agreement). If a Party or any of its Subsidiaries or any of its or their respective Representatives receives any inquiry or proposal with respect to an Alternative Transaction at any time prior to the earlier of (a) Closing and (b) the termination of this Agreement pursuant to Article 8, then such Party shall promptly (and in no event later than twenty-four (24) hours after such Party becomes aware of such inquiry or proposal) notify such Person in writing that such Party is subject to an exclusivity agreement with respect to the Transactions that prohibits such Party from considering such inquiry or proposal. Without limiting the foregoing, the Parties agree that any violation of the restrictions set forth in this Section 6.05 by a Party or any of its Subsidiaries or its or their respective Affiliates or Representatives shall be deemed to be a breach of this Section 6.05 by such Party. The Parties agree that this Section 6.05 shall supersede the exclusivity provisions included in that certain Letter of Intent entered into by and among SPAC and the Company dated November 6, 2025 in its entirety and such exclusivity provisions shall be terminated as of the date hereof.

6.06	SPAC Equity Incentive Plan

Prior to the consummation of the Transactions, SPAC shall adopt a long-term equity incentive plan (the “SPAC Equity Incentive Plan”), which shall be (i) a customary public company equity incentive plan and (ii) in a form mutually agreed by SPAC and the Company. The total number of SPAC Common Shares initially reserved for issuance under the SPAC Equity Incentive Plan shall be equal to 10% of the SPAC Common Shares outstanding as of immediately following the Closing determined on a fully diluted basis (which initial reserve shall, for the avoidance of doubt, include the restricted stock units into which the Company Warrants have been exchanged pursuant to the Company Warrant Exchange).

6.07	Directors’ and Officers’ Indemnification

(a)	Following the Closing, the organizational documents of SPAC shall, to the fullest extent permitted under applicable Law, contain provisions no less favorable with respect to indemnification, advancement or expense reimbursement of individuals who, at or prior to the Closing, were directors or officers, employees of SPAC or any Subsidiary of SPAC (“SPAC Indemnified Persons”) than are set forth in the SPAC Organizational Documents, and such provisions shall not thereafter be amended, repealed or otherwise modified for a period of six (6) years from the Closing in any manner that would affect adversely the rights thereunder of the SPAC Indemnified Persons, with respect to actions or omissions prior to the Closing, unless such modification shall be required by applicable Law. Following the Closing, the provisions of the organizational documents of the Amalgamated Company and any Company Subsidiaries relating to indemnification, advancement or expense reimbursement of individuals who, at or prior to the Closing, were directors or officers of the Company or such Company Subsidiary (“Company Indemnified Persons”), shall, to the fullest extent permitted under applicable Law, contain provisions no less favorable than such provisions as set forth in the applicable company’s organizational documents as of the date of this Agreement, and such provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Closing in any manner that would affect adversely the rights thereunder of the Company Indemnified Persons, with respect to acts or omissions prior to the Closing, unless such modification shall be required by applicable Law. For a period of six (6) years from the Closing, SPAC shall defend, indemnify and hold harmless each SPAC Indemnified Person and Company Indemnified Person against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, alleged against such directors or officers in their capacity as such and arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest permitted under applicable Law (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law).

(b)	Prior to the Closing, the Company may purchase a prepaid “tail” policy or policies in respect of the Company’s current directors’ and officers’ liability insurance (“Company D&O Tail”) covering those Persons who are currently covered by the Company’s directors’ and officers’ insurance . SPAC shall maintain the Company D&O Tail in full force and effect for a period of no less than six (6) years after the Closing and continue to honor its obligations thereunder. From and after the date of this Agreement, SPAC and the Company shall cooperate in good faith with respect to any efforts to obtain the Company D&O Tail, including but not limited to providing access to insurance broker presentations, underwriter quotes for such insurance, and draft policies for such insurance.

(c)	Prior to or in connection with the Closing, SPAC may purchase a six (6)-year prepaid “tail” policy (a “SPAC Tail Policy”) with respect to SPAC’s current D&O Insurance covering those persons who are currently covered by SPAC’s D&O Insurance policies.

(d)	Prior to or in connection with the Closing, the Company shall purchase “go-forward” directors’ and officers’ insurance to cover the post-Closing directors and officers of SPAC. From and after the date of this Agreement, NewCo, SPAC, and the Company shall cooperate in good faith with respect to any efforts to obtain the insurance described in this Section 6.07(d), including providing access to insurance broker presentations, underwriter quotes for such insurance, and draft policies for such insurance.

(e)	On the Closing Date, SPAC shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and SPAC with the post-Closing directors and officers of SPAC.

6.08	Notification of Certain Matters

(a)	The Company shall give prompt notice to SPAC, and SPAC shall give prompt notice to the Company, of any event which a Party becomes aware of between the date of this Agreement and the Closing (or the earlier termination of this Agreement in accordance with Article 8), the occurrence or non-occurrence of which causes or would reasonably be expected to cause any of the conditions set forth in Article 8 to fail. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not: (i) any of the conditions to the Closing have been satisfied or would fail to be satisfied; or (ii) any of the representations, warranties or covenants contained in this Agreement have been breached or not performed.

(b)	From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, SPAC and the Company shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Proceedings (including derivative claims) relating to this Agreement, any Ancillary Agreement or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against such Party or any of its Affiliates or Representatives (in their capacity as such). SPAC and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation, (iv) reasonably cooperate with each other, and (v) refrain from settling or compromising any Transaction Litigation without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed).

6.09	Further Action; Reasonable Best Efforts

(a)	Upon the terms and subject to the conditions of this Agreement, each of the Parties shall use its reasonable best efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable Laws or otherwise, and each shall cooperate with the other, to consummate and make effective the Transactions, including, without limitation, using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of, and the expiration or termination of waiting periods by, Governmental Authorities and parties to Contracts with the Company and the Company Subsidiaries as set forth in Section 3.05 of the Company Disclosure Schedule necessary for the consummation of the Transactions and to fulfill the conditions to the Transactions. In case, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each Party shall use their reasonable best efforts to take all such action. Subject to the terms and conditions of this Agreement, the Parties agree to use their reasonable best efforts (except where a different efforts standard is specifically contemplated by this Agreement, in which case such different standard shall apply) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the Transactions and cause the conditions to the Transactions to be satisfied.

(b)	Each of the Parties shall cooperate with one another and use their reasonable best efforts to prepare all necessary documentation (including furnishing all information required under any applicable Antitrust Laws or other applicable Laws or requested by a Governmental Authority pursuant to applicable Antitrust Laws or other applicable Laws) to effect promptly all necessary filings with any Governmental Authority, and thereafter to respond as promptly as reasonably practicable and advisable to any request for additional information or documentary material relating to such Party (and, in the case of SPAC, the Sponsor) that may be made and to obtain all necessary, proper or advisable actions or nonactions, permits, approvals, consents, waivers, exemptions, authorizations, qualifications, orders and approvals of, and the expiration or termination of waiting periods by, any Governmental Authority necessary to consummate the Transactions. Each of the Parties shall keep each other apprised of the status of matters relating to the Transactions, including promptly notifying the other Parties of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permitting the other Parties to review in advance, and to the extent practicable consult about, any proposed communication by such Party to any Governmental Authority in connection with the Transactions. No Party to this Agreement shall agree to participate in any meeting, or video or telephone conference, with any Governmental Authority in respect of any filings, authorizations, approvals, requests, investigation or other inquiry unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Authority, gives the other Parties the opportunity to attend and participate at such meeting or conference. Subject to the terms of the Confidentiality Agreement, the Parties shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Parties may reasonably request in connection with the foregoing. Subject to the terms of the Confidentiality Agreement, the Parties shall provide each other with copies of all material correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their Representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement and the Transactions. No Party shall take or cause to be taken any action before any Governmental Authority that is inconsistent with or intended to delay its action on requests for a consent or the consummation of the Transactions. Notwithstanding the foregoing, to the extent that any information or documentation to be provided by one Party to another Party pursuant to this Section 6.09 or otherwise under this Agreement is, in the reasonable view of the providing Party, competitively sensitive, such information or documentation may be provided only to external counsel of the other Party on an “external counsel only” basis, and such receiving Party shall not request or otherwise receive such information from its external counsel.

(c)	Notwithstanding anything to the contrary in the Agreement, in the event that this Section 6.09 conflicts with (or provides for a different efforts standard with respect to) any other covenant or agreement in this Article 6 that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.

6.10	Public Announcements

The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of SPAC and the Company. Thereafter, between the date of this Agreement and the Closing Date (or the earlier termination of this Agreement in accordance with Article 8) unless otherwise prohibited by applicable Law or the requirements of NYSE, each Party shall use its reasonable best efforts to consult with each other Party before issuing any press release or otherwise making any public statements (including through social media platforms) with respect to this Agreement and the Transactions, and shall not issue any such press release or make any such public statement (including through social media platforms) without the prior written consent of the other Parties. Furthermore, nothing contained in this Section 6.10 shall prevent SPAC or the Company and/or their respective Affiliates from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors that is substantively consistent with public statements previously consented to by the other Party in accordance with this Section 6.10.

6.11	Stock Exchange Listing

From the date of this Agreement through the Amalgamation Effective Time, the Parties shall use reasonable best efforts to ensure that SPAC remains listed as a public company on, and for the SPAC Units, SPAC Class A Ordinary Shares and SPAC Warrants to be tradable over, NYSE.

6.12	Regulatory Approvals

(a)	To the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act (“Antitrust Laws”), each Party agrees to promptly make any required filing or application under Antitrust Laws, as applicable. The Parties agree to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable.

(b)	SPAC and the Company each shall, in connection with its efforts to obtain and expiration or termination of waiting periods for the Transactions under any Antitrust Law: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry; (ii) keep the other Party informed of any communication received by such Party from, or given by such Party to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, and promptly furnish the other with copies of all such written communications; (iii) permit the other Party to review in advance any written communication to be given by it to, and consult with each other in advance of any meeting or video or telephonic conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give the other the opportunity to attend and participate in such in person, video or telephonic meetings and conferences; (iv) in the event a Party is prohibited from participating in or attending any in person, video or telephonic meetings or conferences, the other Party shall keep such Party promptly and reasonably apprised with respect thereto; and (v) cooperate in the filing of any memoranda, submissions, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority; provided that materials required to be provided pursuant to this Section 6.12(b) may be restricted to outside counsel and may be redacted to remove references concerning the valuation of the Company.

(c)	As soon as reasonably practicable following the date of this Agreement, the Company shall file the required notification and related information pursuant to subsection 9(2) of the Controlled Goods Regulations (SOR/2001-32) with PSPC. SPAC shall reasonably cooperate with the Company in connection with such filing and in connection with any additional question or inquiry from PSPC, as the case may be.

(d)	Neither the Company nor SPAC shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority, or the expiration or termination of any waiting period under Antitrust Laws.

6.13	Trust Account

At least seventy-two (72) hours prior to the Closing, SPAC shall provide notice to the Trustee in accordance with the Trust Agreement and shall deliver any other documents, opinions or notices required to be delivered to the Trustee pursuant to the Trust Agreement and cause the Trustee, immediately following the Amalgamation Effective Time to, and the Trustee shall thereupon be obligated to, transfer all the funds in the Trust Account as directed by SPAC and thereafter shall cause the Trust Account and the Trust Agreement to terminate.

6.14	Certain Actions

Prior to the Closing, the Company shall, and shall cause the Company Subsidiaries to, use reasonable best efforts to obtain and maintain in full force and effect all consents, approvals, ratifications, notices, waivers or other authorizations required as a result of the consummation of the Transactions under any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective assets are bound, and shall cooperate in good faith with all reasonable requests of SPAC related to the same; provided, however, that neither the Company nor any Company Subsidiary shall be required to expend money (other than costs and expenses associated with compliance with this Section 6.14) commence, defend or participate in any litigation, or offer or grant any material accommodation (financial or otherwise) to any third party in connection with obtaining any consent therefrom in connection with the Transactions. In connection with the actions contemplated by this Section 6.14, the Company shall not, without the prior written consent of SPAC (which shall not be unreasonably conditioned, withheld or delayed), enter into any (i) amendment to the applicable Contract or (ii) agreement, or otherwise agree to any accommodation or concession that requires any payments by, or imposes any obligations, liabilities or restrictions (including any limitations on commercial or business activities) on, NewCo, the Company or any Company Subsidiary prior to or following the Closing.

6.15	Intended Tax Treatment

(a)	This Agreement and the Plan of Arrangement are intended to constitute, and the Parties hereto hereby adopt this Agreement and the Plan of Arrangement as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). Each of the Parties shall (and shall cause each of its Subsidiaries to) use its reasonable best efforts to cause the Transactions to qualify for the Intended Tax Treatment. Each of the Parties shall not (and shall not permit or cause any of their Affiliates, Subsidiaries or Representatives to) take or fail to take any action, or become obligated to take any action, or fail to take any reasonable action, which action or failure would, or would reasonably be expected to, impede or prevent the Transactions from qualifying for the Intended Tax Treatment. The Parties agree to (and to cause each of their Subsidiaries to) reasonably cooperate to support the Intended Tax Treatment, to complete all procedural requirements and other Tax Returns and Tax filings required to support the Intended Tax Treatment, and (assuming the Parties’ compliance with the terms of this Agreement and assuming no action outside the control of any Party with respect to dissenters that would render any portion of the Intended Tax Treatment unavailable) to report and file all relevant Tax Returns consistent with the Intended Tax Treatment (including attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with its Tax Return for the taxable year of the Closing, as applicable) and take no position inconsistent with the Intended Tax Treatment (whether in audits, Tax Returns or otherwise), unless required to do so pursuant to a change in applicable Law after the date hereof or a “determination” within the meaning of Section 1313(a) of the Code (or a corresponding or similar provision of other applicable Law). Each of the Parties agrees to use reasonable best efforts to promptly notify all of the other Parties of any challenge to the Intended Tax Treatment by any Governmental Authority.

(b)	The Parties agree to (and to cause their Subsidiaries to) cooperate with one another and their respective Tax advisors in connection with the issuance to SPAC, NewCo or the Company of any opinion relating to the Tax consequences of the Transactions (including any such opinion referred to in next succeeding sentence), including using reasonable best efforts to deliver to the relevant counsel certificates (dated as of the necessary date and signed by an officer of the Parties or their respective Affiliates, as applicable) containing such customary representations as are reasonably necessary or appropriate for such counsel to render such opinion. If the SEC or any other Governmental Authority requests or requires that an opinion be provided on or prior to the Closing in respect of the Tax consequences of or related to the Transactions: (i) to the extent such opinion relates to SPAC or any equityholders thereof, SPAC will use its reasonable best efforts to cause its Tax advisors to provide any such opinion, subject to customary assumptions and limitations; (ii) to the extent such opinion relates to the NewCo or any equityholders thereof, NewCo will use its reasonable best efforts to cause its Tax advisors to provide any such opinion, subject to customary assumptions and limitations; and (iii) to the extent such opinion relates to the Company or any equityholders thereof, the Company will use its reasonable best efforts to cause its Tax advisors to provide any such opinion, subject to customary assumptions and limitations.

(c)	The Parties acknowledge that any direct or indirect holder of Company Shares who is a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of SPAC following the Transactions (a “SPAC 5% Shareholder”) may enter into (and cause to be filed with the U.S. Internal Revenue Service) a GRA. Upon the written request of any SPAC 5% Shareholder made following the Closing Date, SPAC shall use commercially reasonable efforts to (i) furnish to such SPAC 5% Shareholder such information as such SPAC 5% Shareholder reasonably requests in connection with such SPAC 5% Shareholder’s preparation of a GRA and any necessary Tax forms with respect thereto during the period in which such GRA is in place under Treasury Regulations Section 1.367(a)-8, and (ii) provide such SPAC 5% Shareholder with the information reasonably requested by such SPAC 5% Shareholder for purposes of such SPAC 5% Shareholder’s tax compliance during the period in which such GRA is in place under Treasury Regulations Section 1.367(a)-8, including for purposes of determining whether there has been a “triggering event” (within the meaning of Treasury Regulations Section 1.367(a)-8(j)) or any other “gain recognition event” (within the meaning of Treasury Regulations Section 1.367(a)-8(b)(v)) under the terms of such SPAC 5% Shareholder’s GRA.

6.16	Delivery of Financial Statements

As soon as reasonably practicable following the date of this Agreement, the Company shall deliver to SPAC the audited or reviewed financial statements of the Company and the Company Subsidiaries that are required by applicable Law to be included in the Registration Statement / Proxy Statement in such form as required by the applicable rules and regulations of the SEC) (the “Audited Financial Statements”). Following any “staleness” date (as determined in accordance with the applicable rules and regulations of the SEC) applicable to the financial statements that are required by the applicable accounting requirements and other rules and regulations of the SEC to be included in the Registration Statement / Proxy Statement (including pro forma financial information) that occurs prior to the Closing Date, the Company shall deliver as promptly as reasonably practicable, any financial statements of the Company and the Company Subsidiaries that are required by the applicable accounting requirements and other rules and regulations of the SEC to be included in the Registration Statement / Proxy Statement (including pro forma financial information) (such audited or unaudited financial statements, the “Additional Financial Statements”). Upon delivery of any Audited Financial Statements or Additional Financial Statements, the representations and warranties set forth in Section 3.07(a) shall be deemed to apply to the Audited Financial Statements or Additional Financial Statements, as applicable, with the same force and effect as if made as of the date of this Agreement (provided that, in the case of any reviewed financial statements provided pursuant to this Section 6.16, such statements are subject to normal year-end adjustments that were not or are not expected to be material in amount or effect).

6.17	Post-Closing Directors and Officers

All officers and directors of SPAC, in each case immediately prior to the Amalgamation Effective Time, shall execute written resignations effective as of the Amalgamation Effective Time. The Parties hereto shall take all necessary action so that immediately after the Amalgamation Effective Time, the Post-Closing Officers and Directors shall serve as the sole officers and directors of SPAC.

6.18	PIPE Financing

(a)	SPAC and the Company shall take, or cause to be taken all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms and conditions described therein, including maintaining in effect the Subscription Agreements and to: (i) satisfy on a timely basis all conditions and covenants in the Subscription Agreements and otherwise comply with their obligations thereunder; (ii) in the event that all conditions in the Subscription Agreements (other than conditions that SPAC, the Company or any of their Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummate transactions contemplated by the Subscription Agreements at or prior to the Closing; (iii) confer with one another regarding the expected closing date; (iv) deliver notices to the respective counterparties to the Subscription Agreements and cause the investors thereof to fund their obligations thereunder on the timing set forth in the Subscription Agreements; and (v) without limiting their enforcement rights thereunder or pursuant to this Agreement, enforce their rights under the Subscription Agreements to cause the applicable investors to pay to (or as directed by) SPAC and the Company the purchase price thereunder when required in accordance with the terms of the Subscription Agreement.

(b)	Without limiting the generality of Section 6.08, SPAC shall give the Company and the Company shall give SPAC, as applicable, prompt written notice of (i) any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by the investor counterparty to any Subscription Agreements known to SPAC or the Company, as applicable, (ii) the receipt of any written notice or other written communication from any party with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation of any Subscription Agreements or any provisions of any such agreements, and (iii) if SPAC or the Company does not expect to receive all or any portion of the PIPE Financing on the terms, in the manner or from the persons contemplated by the applicable agreements.

6.19	Public Filings

From the date hereof through the Closing, SPAC will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable securities Laws.

6.20	NewCo Shareholder Approvals

Promptly following the execution of this Agreement, SPAC shall deliver the NewCo Shareholder Approval as the sole shareholder of NewCo.

6.21	Transferred Information

(a)	Each Disclosing Party shall ensure that any Transferred Information with respect to which it is responsible for disclosing to a Recipient is necessary for the purposes of determining if the Parties shall proceed with the Transactions.

(b)	Prior to the completion of the Transactions, each of the Parties covenants and agrees to: (i) use and disclose the Transferred Information solely for the purpose of reviewing and completing the Transactions, including for the purpose of determining to complete such Transactions; (ii) protect the Transferred Information by making reasonable security arrangements against such risks as unauthorized access, collection, use, disclosure, copying, modification, disposal or destruction, provided, however, that such arrangements include, at a minimum, safeguards that are appropriate to the sensitivity of the Transferred Information; and (iii) if the Transactions do not proceed, return the Transferred Information to the Disclosing Party or destroy it, at the Disclosing Party’s election, within a reasonable time.

(c)	After the completion of the Transactions, the Recipient agrees to: (i) use and disclose the Transferred Information under its control only for those purposes for which the Transferred Information was initially collected, permitted to be used or disclosed, unless: (A) the Disclosing Party or Recipient have first notified the individual about whom the Transferred Information related of any additional purpose, and where required by applicable Law, obtained the consent of such individual to such additional purpose or (B) such use or disclosure is permitted or authorized by applicable Law, without notice to, or consent from, such individual; (ii) protect the Transferred Information under its control by making reasonable security arrangements against such risks as unauthorized access, collection, use, disclosure, copying, modification, disposal or destruction, provided, however, that such arrangements include, at a minimum, safeguards that are appropriate to the sensitivity of such Transferred Information; and (iii) give effect to any withdrawal of consent made by an individual to whom the Transferred Information under its control relates.

(d)	Where required by applicable Law, the Company further agrees to promptly notify the individuals about whom the Transferred Information relates that Transactions have taken place and that their Transferred Information has been disclosed.

6.22	Company Warrants

Prior to the Closing, the Company shall enter into an agreement with the holder of the Company Warrants to effectuate the Company Warrant Exchange.

6.23	Additional Support Agreements

The Company shall use reasonable best efforts to deliver to SPAC as promptly as practicable, but in any event within (i) three (3) weeks of the date hereof, additional Support Agreements pursuant to which, among other things, the Company Securityholders party thereto will agree to support and vote in favor of or sign the Arrangement Resolution (each, an “Additional Support Agreement”), executed by the Company Securityholders that, together with the Key Company Securityholders (other than, for the avoidance of doubt, the securityholder referenced in clause (ii) of this Section 6.23), constitute the Company Required Approval and (ii) forty five (45) days of the date hereof, an Additional Support Agreement executed by the Company Securityholder set forth on Section 6.23 of the Company Disclosure Schedule.

Article 7
CONDITIONS TO THE TRANSACTIONS

7.01	Conditions to the Obligations of each Party

The obligations of the Company, SPAC and NewCo to consummate the Amalgamation are subject to the satisfaction or waiver (where permissible) at or prior to the Amalgamation Effective Time of the following conditions:

(a)	Company Required Approval. The Arrangement Resolution shall have been approved at the Company Securityholders Meeting in accordance with the Interim Order and applicable Law or the Company Securityholders Written Approval shall have been obtained as permitted by the Interim Order and applicable Law.

(b)	Interim Order and Final Order. The Interim Order and the Final Order shall have been granted on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise.

(c)	SPAC Shareholder Approval. The SPAC Shareholder Approval shall have been obtained at the SPAC Shareholders Meeting in accordance with the Registration Statement / Proxy Statement, the Cayman Companies Act, the SPAC Organizational Documents and the rules and regulations of NYSE.

(d)	No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Transactions, illegal or otherwise prohibiting consummation of the Transactions.

(e)	Regulatory Approvals. All required filings under Antitrust Laws shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under Antitrust Laws shall have expired or been terminated. Without limiting the generality of the foregoing, the notice or waiting period with respect to the notification pursuant to subsection 9(2) of the Controlled Goods Regulations (SOR/2001-32) filed by the Company with PSPC pursuant to Section 6.12(c) shall have elapsed without further action or request on the part of PSPC.

(f)	Stock Exchange Listing. The SPAC Common Shares shall have been registered with the SEC on Form F-4 and accepted for listing on NYSE (subject to the Closing occurring), or another national securities exchange mutually agreed to by the Parties in writing, as of the Closing Date.

(g)	Registration Statement / Proxy Statement. The Registration Statement / Proxy Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement / Proxy Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement / Proxy Statement shall have been initiated or be threatened in writing by the SEC.

7.02	Conditions to the Obligations of SPAC and NewCo

The obligations of SPAC and NewCo to consummate the Amalgamation are subject to the satisfaction or waiver (where permissible) at or prior to the Amalgamation Effective Time of the following additional conditions:

(a)	Representations and Warranties. The representations and warranties of the Company in (x) Section 3.01, Section 3.02, Section 3.03 (other than 3.03(a) and 3.03(c)), Section 3.04, Section 3.05(a)(i), Section 3.18 and Section 3.22 shall each be true and correct in all material respects (other than any such representations and warranties that are qualified by “materiality,” “Company Material Adverse Effect” or similar qualifiers, which shall be true and correct in all respects) as of the date hereof and the Amalgamation Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), (y) Sections 3.03(a) and 3.03(c) shall each be true and correct in all respects except for de minimis inaccuracies as of the date hereof and the Amalgamation Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), and (z) the other provisions of Article 3 shall be true and correct in all respects (without giving effect to any “materiality,” “Company Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date hereof and as of the Amalgamation Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b)	Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Amalgamation Effective Time; provided, that for the purposes of this Section 7.02(b), a covenant of the Company shall only be deemed to have not been performed if the Company has materially breached such covenant and failed to cure within 20 days after written notice of such breach has been delivered to the Company (or if earlier, the Outside Date).

(c)	Ancillary Agreements. The Company shall have delivered to SPAC counterparts to each Ancillary Agreement to be entered into by the Company in connection with the Closing, duly executed by the Company together with a counterpart to the Lock-Up Agreement executed by each Key Company Securityholder.

(d)	Material Adverse Effect. No Company Material Adverse Effect shall have occurred between the date of this Agreement and the Amalgamation Effective Time.

(e)	Officer Certificate. The Company shall have delivered to SPAC a certificate, dated the Closing Date, signed by an officer of the Company, certifying as to the satisfaction of the conditions specified in Section 7.02(a) through Section 7.02(d).

7.03	Conditions to the Obligations of the Company

The obligations of the Company to consummate the Amalgamation are subject to the satisfaction or waiver (where permissible) at or prior to the Amalgamation Effective Time of the following additional conditions:

(a)	Representations and Warranties. The representations and warranties of SPAC contained in (x) Section 4.01, Section 4.12 (other than 4.12(a) and 4.12(b)), Section 4.02(a), Section 4.02(b)(i), and Section 4.07 shall each be true and correct in all material respects (other than any such representations and warranties that are qualified by “materiality,” “SPAC Material Adverse Effect” or similar qualifiers, which shall be true and correct in all respects) as of the date hereof and the Amalgamation Effective Time as though made on and as of such date (except to the extent of any changes that reflect actions permitted in accordance with Section 5.02 of this Agreement and except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), (y) Section 4.12(a) and Section 4.12(b) shall be true and correct in all respects except for de minimis inaccuracies as of the date hereof and as of the Amalgamation Effective Time as though made on and as of such date (except to the extent of any changes that reflect actions permitted in accordance with Section 5.02 of this Agreement and except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), and (z) the other provisions of Article 4 shall be true and correct in all respects (without giving effect to any “materiality,” “SPAC Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date hereof and as of the Amalgamation Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a SPAC Material Adverse Effect.

(b)	Agreements and Covenants.

(i)	SPAC shall have performed or complied in all material respects with all other agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Amalgamation Effective Time; provided, that for purposes of this Section 7.03(b)(i), a covenant of the SPAC shall only be deemed to have not been performed if the SPAC has materially breached such covenant and failed to cure within 20 days after written notice of such breach has been delivered to the SPAC (or if earlier, the Outside Date).

(ii)	NewCo shall have performed or complied in all material respects with all other agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Amalgamation Effective Time; provided, that for purposes of this Section 7.03(b)(ii), a covenant of the NewCo shall only be deemed to have not been performed if NewCo has materially breached such covenant and failed to cure within 20 days after written notice of such breach has been delivered to the SPAC (or if earlier, the Outside Date).

(c)	Material Adverse Effect. No SPAC Material Adverse Effect shall have occurred between the date of this Agreement and the Amalgamation Effective Time.

(d)	Officers and Directors. SPAC shall have delivered to the Company written resignations of each of the officers and directors of SPAC as of the Amalgamation Effective Time.

(e)	Ancillary Agreements. SPAC shall have delivered to the Company duly executed counterparts to each Ancillary Agreement to which SPAC or NewCo is a party, together with a counterpart to each of the other Ancillary Agreements to which the Sponsor, any SPAC Insider, or any Affiliate thereof or of SPAC is party, duly executed by such Person.

(f)	Officer Certificate. SPAC shall have delivered to the Company a certificate, dated the Closing Date, signed by the former Chief Executive Officer of SPAC and current Chief Executive Officer of NewCo, certifying as to the satisfaction of the conditions specified in Section 7.03(a) through Section 7.03(e).

7.04	Frustration of Closing Conditions

The Company may not rely on the failure of any condition set forth in this Article 7 to be satisfied if such failure was proximately caused by the Company’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 6.09 or a breach of this Agreement. SPAC may not rely on the failure of any condition set forth in this Article 7 to be satisfied if such failure was proximately caused by SPAC’s or NewCo’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 6.09 or a breach of this Agreement.

Article 8
TERMINATION, AMENDMENT AND WAIVER

8.01	Termination

This Agreement may be terminated, and the Transactions may be abandoned at any time prior to the Amalgamation Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the shareholders of SPAC or the Company, as follows:

(a)	by mutual written consent of SPAC and the Company;

(b)	by either SPAC or the Company if the Amalgamation Effective Time shall not have occurred prior to January 31, 2027 (the “Outside Date”); provided, however, that this Agreement may not be terminated under this Section 8.01(b) by or on behalf of any Party that either directly or indirectly through its Affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a condition set forth in Article 7 on or prior to the Outside Date;

(c)	by either SPAC or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and non-appealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions, except that, for greater certainty, this termination right shall not apply as a result of the refusal (for any reason or no reason) of the Court to issue a Final Order in respect of the Plan of Arrangement;

(d)	by either SPAC or the Company if the SPAC Shareholder Approval of the Transaction Proposals is not obtained at the SPAC Shareholders Meeting or any adjournment or postponement thereof in accordance with the Registration Statement / Proxy Statement, the Cayman Companies Act, the SPAC Memorandum and Articles of Association and the rules and regulations of NYSE;

(e)	by either SPAC or the Company if the Company Securityholders Meeting is duly convened and held and the Arrangement Resolution is voted on and not approved by the Company Securityholders in accordance with the Interim Order and applicable Law;

(f)	by SPAC upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Sections 7.01 and 7.02 would not be satisfied (“Terminating Company Breach”); provided that SPAC has not waived such Terminating Company Breach and SPAC or NewCo is not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, further, that, if such Terminating Company Breach is curable by the Company SPAC may not terminate this Agreement under this Section 8.01(f) for so long as the Company continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured by the earlier of thirty (30) days after notice of such breach is provided by SPAC to the Company and the Outside Date;

(g)	by the Company upon a breach of any representation, warranty, covenant or agreement on the part of SPAC or NewCo set forth in this Agreement, or if any representation or warranty of SPAC or NewCo shall have become untrue, in either case such that the conditions set forth in Sections 7.01 and 7.03 would not be satisfied (“Terminating SPAC Breach”); provided that the Company has not waived such Terminating SPAC Breach and the Company is not then in material breach of its representations, warranties, covenants or agreements in this Agreement; provided, however, that, if such Terminating SPAC Breach is curable by SPAC or NewCo, the Company may not terminate this Agreement under this Section 8.01(g) for so long as SPAC or NewCo continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured by the earlier of thirty (30) days after notice of such breach is provided by the Company to the SPAC and the Outside Date;

(h)	by the Company, at any time prior to SPAC’s receipt of the SPAC Shareholder Approval, if SPAC or the SPAC Board effects a Change in Recommendation; and

(i)	by SPAC if the Company has not delivered to SPAC copies of the Additional Support Agreements executed by the relevant Company Securityholders in accordance with Section 6.23.

8.02	Effect of Termination

In the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any Party, except (i) as set forth in Section 8.03(d), (ii) as set forth in Article 9, and any corresponding definitions set forth in Article 1, (iii) in the case of termination subsequent to a willful and material breach of this Agreement by a Party, or (iv) in the case of Fraud.

8.03	Expenses

(a)	Except as set forth in this Section 8.03 or as otherwise set forth in this Agreement, all expenses incurred in connection with this Agreement and the Transactions (including fees and expenses of legal counsel, investment bankers, brokers, finders, and other representatives or consultants) shall be paid by the Party incurring such expenses; provided that the payment of (i) any filing fees with SEC relating to the Form F-4, (ii) any fees in connection with any filings pursuant to the HSR Act, or (iii) any other filing fees paid to any regulatory authority, including NYSE, shall be paid by the Company.

(b)	Assuming the Transactions are consummated, the aforementioned expenses that remain outstanding as of Closing (including Deferred Underwriting Fees, but excluding SPAC’s expenses that (i) exceed $4,000,000, (ii) are capital market or similar financial advisory or banking fees or (iii) are liabilities owed to Sponsor or its Affiliates, provided, however, that any liability arising out of SPAC’s obligation to issue shares to Sponsor at Closing under the Sponsor Letter shall not constitute a liability hereunder (such excluded SPAC expenses, the “SPAC Excluded Expenses”)) will be paid from the capital of SPAC and the Amalgamated Company upon consummation of the Transactions.

(c)	The SPAC Excluded Expenses shall be paid by SPAC or the Amalgamated Company only to the extent there is cash remaining in the Trust Account after giving effect to the SPAC Redemption and the payment of transaction expenses (other than SPAC Excluded Expenses) in accordance with Section 8.03(b).

(d)	If SPAC shall have terminated this Agreement pursuant to Section 8.01(i), then the Company shall reimburse SPAC for its out-of-pocket expenses incurred in connection with the Transactions, such reimbursement not to exceed $500,000, by wire transfer of immediately available funds within thirty (30) days after such termination. The Parties agrees that the expense reimbursement under this Section 8.03(d) shall be SPAC’s sole and exclusive remedy following a termination of this Agreement pursuant to Section 8.01(i).

8.04	Amendment

Subject to applicable Law, the Interim Order and the Final Order, this Agreement and the Plan of Arrangement may be amended in writing by the Parties at any time prior to the Amalgamation Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the Parties.

8.05	Waiver

At any time prior to the Closing, (a) SPAC may (i) extend the time for the performance of any obligation or other act of the Company, (ii) waive any inaccuracy in the representations and warranties of the Company contained herein or in any document delivered by the Company pursuant hereto, and (iii) waive compliance with any agreement of the Company or any condition to its own obligations contained herein and (b) the Company may (i) extend the time for the performance of any obligation or other act of SPAC or NewCo, (ii) waive any inaccuracy in the representations and warranties of SPAC or NewCo contained herein or in any document delivered by SPAC or NewCo pursuant hereto, and (iii) waive compliance with any agreement of SPAC or NewCo or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time. Neither the waiver by any of the Parties of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the Parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that each Party may otherwise have at law or in equity.

Article 9
GENERAL PROVISIONS

9.01	Notices

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9.01):

if to SPAC or NewCo:

Viking Acquisition Corp. I
900 Third Avenue, 18th Floor

New York, NY 10022
Attention: ***

Email: ***

with a copy to:

Nelson Mullins Riley & Scarborough LLP

901 15th Street NW, Suite 1200

Washington, DC 20005

Attention: ***

Email: ***

if to the Company:

NorthStar Earth and Space Inc.
384 Rue Saint-Jacques #300

Montreal, Québec H2Y 1S1
Attention: ***

Email: ***

with a copy to:

Greenberg Traurig, LLP
One Vanderbilt Avenue
New York, New York 10017
Attention: ***

Email: ***

9.02	Nonsurvival of Representations, Warranties and Covenants

None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article 9 and any corresponding definitions set forth in Article 1.

9.03	Severability

If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law, or public policy, in whole or in part, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

9.04	Entire Agreement; Assignment

This Agreement and the Ancillary Agreements constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede, except as set forth in Section 6.04(b), all prior and contemporaneous agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof, except for the Confidentiality Agreement. No Party shall assign, grant or otherwise transfer the benefit of the whole or any part of this Agreement or any of the rights hereunder (whether pursuant to a merger, by operation of Law or otherwise) to any Person (other than another Party by operation of Law pursuant to the Amalgamation) without the prior express written consent of the other Parties.

9.05	Parties in Interest

This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.07 and Section 9.11 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

9.06	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the State of New York without regard to its conflict of laws principles that would apply the laws of any other jurisdiction, except to the extent mandatorily governed by the Canadian Corporate Statute and the Laws of Canada applicable thereto, including the provisions relating to the Arrangement and the Plan of Arrangement. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the state or federal courts of the State of New York in respect of all matters arising under and in relation to this Agreement and the Business Combination.

9.07	Waiver of Jury Trial

Each of the Parties hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the Parties (a) certifies that no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other Parties hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 9.07.

9.08	Headings

The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

9.09	Counterparts

This Agreement may be executed and delivered (including executed manually or electronically via DocuSign or other similar services and delivered by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9.10	Specific Performance

The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the Parties’ obligation to consummate the Transactions) without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity as expressly permitted in this Agreement. Each of the Parties hereby further waives (i) any defense in any action for specific performance that a remedy at Law would be adequate and (ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

9.11	No Recourse

All claims, obligations, liabilities, or causes of action (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or the other Transaction Documents, or the negotiation, execution, or performance or non-performance of this Agreement or the other Transaction Documents (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or the other Transaction Documents), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as parties to this Agreement or the applicable Transaction Document (the “Contracting Parties”) except as set forth in this Section 9.11. In no event shall any Contracting Party have any shared or vicarious liability for the actions or omissions of any other Person. No Person who is not a Contracting Party, including without limitation any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, financing source, attorney or Representative or assignee of any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, financing source, attorney or Representative or assignee of any of the foregoing (collectively, the “Non-Party Affiliates”), shall have any liability (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any obligations or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or the other Transaction Documents or for any claim based on, in respect of, or by reason of this Agreement or the other Transaction Documents or their negotiation, execution, performance, or breach, except with respect to willful misconduct or Fraud against the Person who committed such willful misconduct or Fraud, and, to the maximum extent permitted by applicable Law; and each party waives and releases all such liabilities, claims, causes of action and obligations against any such Non-Party Affiliates. The Parties acknowledge and agree that the Non-Party Affiliates are intended third-party beneficiaries of this Section 9.11. Notwithstanding anything to the contrary herein, none of the Contracting Parties or any Non-Party Affiliate shall be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages which may be alleged as a result of this Agreement, the Transaction Documents or any other agreement referenced herein or therein or the transactions contemplated hereunder or thereunder, or the termination or abandonment of any of the foregoing, except with respect to willful misconduct or Fraud against the Person who committed such willful misconduct or Fraud, and, to the maximum extent permitted by applicable Law.

9.12	Language

The Parties confirm having requested that this Agreement and all notices or other communications relating to them be drawn-up in the English language only. Les Parties aux présentes confirment avoir requis que cette convention ainsi que tous les avis et autres communications s’y rapportant soient rédigés en langue anglaise seulement.

[Signature Page Follows.]

SPAC, NewCo and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

VIKING ACQUISITION CORP. I

By:	/s/ Håkan Wohlin
Name:	Håkan Wohlin
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

VIKING NS AMALGAMATION CORP.

By:	/s/ Håkan Wohlin
Name:	Håkan Wohlin
Title:	Authorized Person

[Signature Page to Business Combination Agreement]

NORTHSTAR EARTH AND SPACE INC.

By:	/s/ Stewart Bain
Name:	Stewart Bain
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

Exhibit A

Form of Lock-Up Agreement

[Attached]

A-1

Exhibit B

Form of Registration Rights Agreement

[Attached]

B-1

Exhibit 10.1

SPONSOR LETTER AGREEMENT

This Sponsor Letter Agreement (this “Agreement”) is dated as of April 16, 2026, by and among Viking Acquisition Sponsor I, LLC, a Delaware limited liability company (the “Sponsor”), Viking Acquisition Corp. I, a Cayman Islands exempted company (“SPAC”), and NorthStar Earth and Space Inc., a corporation existing under the Canadian Business Corporations Act (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC, Viking NS Amalgamation Corp., a corporation existing under the Canadian Business Corporations Act (“NewCo”), and the Company entered into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”);

WHEREAS, as of the date hereof, the Sponsor is the record and “beneficial owner” (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) (together with the rules and regulations promulgated thereunder, the “Exchange Act”) of and is entitled to dispose of and vote the number of SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares as set forth on Schedule I (the “Owned Shares”, and the Owned Shares together with any additional SPAC Class A Ordinary Shares (or any securities convertible into or exercisable or exchangeable for SPAC Class A Ordinary Shares) and any additional SPAC Class B Ordinary Shares (or any securities convertible into or exercisable or exchangeable for SPAC Class B Ordinary Shares) in which the Sponsor acquires record and beneficial ownership after the date hereof, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the “Covered Shares”); and

WHEREAS, as an inducement to the Company to enter into the Business Combination Agreement and to consummate the Transactions, the parties hereto desire to agree to certain matters as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I.
COVENANTS

Section 1.1 Voting Agreements.

(a) At any meeting of the shareholders of SPAC, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of SPAC is sought, the Sponsor shall (i) appear at each such meeting or otherwise cause all of its Covered Shares entitled to vote that the Sponsor holds of record or beneficially, as of the date hereof, or acquires record or beneficial ownership of after the date hereof (collectively, the “Subject SPAC Shares”) to be counted as present thereat for purposes of calculating a quorum, (ii) not redeem any Subject SPAC Shares in connection with such meeting and (iii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of the Subject SPAC Shares:

(i) in favor of each Transaction Proposal;

(ii) in favor of any proposal to adjourn a meeting at which there is a proposal for shareholders of SPAC to approve and adopt the Transaction Proposals to a later date if there are not sufficient votes to approve and adopt the Transaction Proposals, or if there are not sufficient shares present in person or represented by proxy at such meeting to constitute a quorum; and

(iii) against any proposal (A) in opposition to approval of the Business Combination Agreement, (B) inconsistent with the Business Combination Agreement or the Transactions, (C) relating to any Transaction Proposal or (D) relating to any other action or business before such meeting that (1) would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Business Combination or any of the other Transactions or result in a breach of any covenant, representation or warranty or other obligation or agreement of SPAC under the Business Combination Agreement, or (2) would result in the failure of any condition set forth in Article 7 of the Business Combination Agreement to be satisfied or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor contained in this Agreement.

(b) The obligations of the Sponsor specified in this Section 1.1 shall apply whether or not the Business Combination or any action described above is recommended by the SPAC Board.

Section 1.2 No Inconsistent Agreement. The Sponsor hereby represents and covenants that it has not entered into, and shall not enter into, any agreement, arrangement or understanding, including any voting trust, proxy or power of attorney, that would restrict, limit or interfere with the performance of its obligations hereunder, including with respect to any of the Covered Shares.

Section 1.3 Sponsor Economics.

(a) At the Closing, the Sponsor shall transfer, directly or constructively (including, if applicable, pursuant to a forfeiture and reissuance), an aggregate of 3,000,000 SPAC Class B Common Shares to the PIPE Investors, proportionally to their investment in the PIPE Financing.

(b) At the Closing, as consideration for the transfer set forth in clause (a) above, SPAC shall issue an aggregate of 500,000 SPAC Common Shares to the Sponsor.

(c) Sponsor agrees that any SPAC Excluded Expenses shall be paid from the capital of SPAC and the Amalgamated Company only to the extent there is cash remaining in the Trust Account after giving effect to the SPAC Redemption and the payment of transaction expenses (other than SPAC Excluded Expenses) in accordance with Section 8.03(b) of the Business Combination Agreement, and that any SPAC Excluded Expenses not payable from the capital of SPAC and the Amalgamated Company in accordance with Section 8.03(b) of the Business Combination Agreement shall be borne by Sponsor.

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(d) Upon any issuance of Earnout Shares pursuant to Section 2.10 of the Business Combination Agreement, Sponsor shall be entitled to 10% of the Earnout Shares so issued; provided, however, that notwithstanding anything to the contrary in this Agreement or the Business Combination Agreement, no Earnout Shares shall be issued to Sponsor unless the VWAP of SPAC Common Shares over any 20 consecutive trading day period within the 30 consecutive trading days beginning on the trading day immediately following the publication of the SPAC’s Form 20-F or Form 6-K that evidences the satisfaction of the applicable Earnout Target, is greater than or equal to $10.00.

(e) For purposes of this Agreement, “VWAP” means, with respect to a specified security as of a specified date, the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc.

(f) This Section 1.3 shall be void and of no force and effect if the Business Combination Agreement shall be terminated in accordance with its terms or the Closing shall not occur for any reason.

Article II.
SPONSOR REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties. The Sponsor hereby represents and warrants as of the date hereof as follows:

(a) The Sponsor is the only record and a beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good, valid and marketable title to, its Owned Shares, free and clear of Liens other than as created by this Agreement and Permitted Liens. As of the date hereof, other than the Owned Shares, the Sponsor does not own beneficially or of record any shares of capital stock of SPAC (or any securities convertible into shares of capital stock of SPAC).

(b) The Sponsor is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the laws of the jurisdiction of organization.

(c) The Sponsor has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform all of its obligations hereunder.

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(d) The execution and delivery of this Agreement has been, and the consummation of the transactions contemplated hereby have been, duly authorized by all requisite action by the Sponsor, to the extent applicable.

(e) This Agreement has been duly and validly executed and delivered by the Sponsor and, assuming this Agreement has been duly authorized, executed and delivered by the other parties hereto, this Agreement constitutes, and upon its execution will constitute, a legal, valid and binding obligation of the Sponsor enforceable against it in accordance with its terms.

(f) The Sponsor understands and acknowledges that each of SPAC and the Company is entering into the Business Combination Agreement in reliance upon the Sponsor’s execution and delivery of this Agreement.

Article III.
MISCELLANEOUS

Section 3.1 No Redemption and Waiver of Anti-Dilution. The Sponsor irrevocably and unconditionally agrees and acknowledges that, in connection with the transactions contemplated by the Business Combination Agreement, the Sponsor shall not seek redemption of, shall not elect redemption of or cause to be redeemed any of its SPAC Class A Ordinary Shares. The Sponsor, solely in connection with and only for the purpose of the Transactions, hereby irrevocably and unconditionally waives, to the fullest extent permitted by Law, and agrees not to assert or perfect, any rights to adjustment or other anti-dilution protections with respect to any of its SPAC Class B Ordinary Shares. This Section 3.1 shall be void and of no force and effect if the Business Combination Agreement shall be terminated or the Closing shall not occur for any reason.

Section 3.2 No Transfers. The Sponsor hereby agrees not to, directly or indirectly, prior to the termination of this Agreement in accordance with Section 3.4 hereof, except pursuant to the consummation of the SPAC Continuation or pursuant to Section 1.3 hereof, (a) sell, transfer, pledge, encumber, assign, hedge, swap, convert or otherwise dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily (collectively, “Transfer”), or enter into any contract or option with respect to the Transfer of any of the Sponsor’s Covered Shares, or (b) take any action that would make any representation or warranty of the Sponsor contained herein untrue or incorrect or have the effect of preventing or materially delaying the Sponsor from or in performing its obligations under this Agreement; provided, however, that nothing herein shall prohibit a Transfer to an Affiliate of the Sponsor (a “Permitted Transfer”); provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee also agrees in a writing, reasonably satisfactory in form and substance to SPAC and the Company, to assume all of the obligations of the Sponsor under, and be bound by all of the terms of, this Agreement in respect of the Sponsor’s Covered Shares so Transferred and any Covered Shares subsequently acquired; provided, further, that any Transfer permitted under this Section 3.2 shall not relieve the Sponsor of its obligations under this Agreement. Any Transfer in violation of this Section 3.2 with respect to the Sponsor’s Covered Shares shall be null and void. This Section 3.2 shall be void and of no force and effect if the Business Combination Agreement shall be terminated or the Closing shall not occur for any reason.

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Section 3.3 Authorization; No Breach. Each of SPAC and the Company (each making these representations and warranties separately) (a) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Law of the jurisdiction of its organization and (b) has all requisite corporate or limited liability company power, as applicable, without violating any agreement to which it is bound, to enter into this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by each of SPAC and the Company (each making these representations and warranties separately) has been duly and validly authorized by all requisite corporate or limited liability company action, as applicable, and no other actions or proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement.

Section 3.4 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the consummation of the Closing, (b) the termination of the Business Combination Agreement in accordance with Article 8 thereof and (c) the liquidation of SPAC. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

Section 3.5 Governing Law; Venue. This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the State of New York without regard to its conflict of laws principles that would apply the laws of any other jurisdiction. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the state or federal courts of the State of New York in respect of all matters arising under and in relation to this Agreement.

Section 3.6 WAIVER OF JURY TRIAL. Each of the Parties hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement. Each of the Parties (a) certifies that no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other Parties hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 3.6.

Section 3.7 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. No Party shall assign, grant or otherwise transfer the benefit of the whole or any part of this Agreement or any of the rights hereunder (whether pursuant to a merger, by operation of law or otherwise) to any Person (other than another Party by operation of law pursuant to the Amalgamation) without the prior express written consent of the other Parties.

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Section 3.8 Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the Parties’ obligation to consummate the Transactions) without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity as expressly permitted in this Agreement. Each of the Parties hereby further waives (i) any defense in any action for specific performance that a remedy at Law would be adequate and (ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 3.9 Amendment. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by SPAC, the Sponsor and the Company.

Section 3.10 Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law, or public policy, in whole or in part, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 3.11 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 3.11):

If to SPAC or the Sponsor:

Viking Acquisition Corp. I

Viking Acquisition Sponsor I, LLC

900 Third Avenue, 18th Floor

New York, NY 10022

Attention: ***

Email: ***

with a copy (which will not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP

901 15th Street NW, Suite 1200

Washington, DC 20005

Attention: ***

Email: ***

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If to the Company:

NorthStar Earth and Space Inc.

384 Rue Saint-Jacques #300

Montreal, Quebec H2Y 1S1

Attention: ***

Email: ***

with a copy (which shall not constitute notice) to:

Greenberg Traurig, LLP

One Vanderbilt Avenue

New York, New York 10017

Attention: ***

Email: ***

Section 3.12 Counterparts. This Agreement may be executed and delivered (including executed manually or electronically via DocuSign or other similar services and delivered by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 3.13 Entire Agreement. This Agreement and the agreements referenced herein and referenced in the Business Combination Agreement (to the extent applicable) constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

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IN WITNESS WHEREOF, the Sponsor, SPAC and the Company have each caused this Sponsor Letter Agreement to be duly executed as of the date first written above.

SPONSOR:

VIKING ACQUISITION SPONSOR I, LLC

By:	/s/ Håkan Wohlin
	Name:	Håkan Wohlin
	Title:	Chief Executive Officer

[Signature Page to Support Agreement]

SPAC:

VIKING ACQUISITION CORP. I

By:	/s/ Håkan Wohlin
	Name:	Håkan Wohlin
	Title:	Chief Executive Officer

[Signature Page to Support Agreement]

COMPANY:

NORTHSTAR EARTH AND SPACE Inc.

By:	/s/ Stewart Bain
	Name:	Stewart Bain
	Title:	Chief Executive Officer

[Signature Page to Support Agreement]

Exhibit 10.2

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT is made as of April 16, 2026,

AMONG:

NORTHSTAR EARTH AND SPACE INC., a corporation existing under the Canadian Business Corporations Act

(the “Company”)

AND:

VIKING Acquisition Corp. I, a company organized under the laws of the Cayman Islands

(“SPAC”)

AND:

each of the Persons executing a counterpart signature page hereto

(each being the “Securityholder” and collectively with the Company and SPAC, the “Parties” and each a “Party”).

RECITALS:

A.	SPAC is a blank check company incorporated under the laws of the Cayman Islands for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

B.	Viking NS Amalgamation Corp. (“NewCo”), a corporation existing under the Canada Business Corporations Act, is a wholly owned direct subsidiary (as defined below) of SPAC, newly formed solely for the purposes of engaging in the Transactions.

C.	The Company proposes to enter into a Business Combination Agreement with SPAC and Newco on or about the date hereof (the “BCA”), in substantially the form provided by the Company to the Securityholder, whereby among other things, SPAC proposes to acquire all of the issued and outstanding shares of the Company by way of a court-approved plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act.

D.	Prior to the Arrangement, and subject to the terms and conditions of the BCA, SPAC shall continue from the Cayman Islands to British Columbia in accordance with the Cayman Islands Companies Act (2022 Revision) and the Canada Business Corporations Act (the “SPAC Continuation”).

E.	In connection with the BCA, the Company shall complete a pre-closing recapitalization providing for, among other things, the conversion or the exchange of the then outstanding Company Securities, Company Shareholder Loans and Company Debentures into Company Shares (other than the Remaining Debentures, which shall be converted into non-convertible debt securities of the Company) (collectively, the “Company Recapitalization”).

F.	Subject to the terms and conditions set forth in the BCA and pursuant to the Arrangement, among other things, NewCo shall amalgamate with and into the Company (the “Amalgamation”), except that NewCo will survive such amalgamation as the amalgamated company and will be a wholly owned subsidiary of SPAC.

G.	As of the date hereof, the Securityholder beneficially owns, or otherwise exercises control, discretion or direction over, directly or indirectly, the Subject Securities (as defined below) set forth in Schedule “A” and wishes to confirm its support for the Arrangement and the Transactions and has agreed to cause all of its Subject Securities to be voted in favor thereof.

H.	As a condition to the Company’s and SPAC’s willingness to enter into the BCA and to proceed with the Transactions, including the Arrangement, the Securityholder is willing to execute and deliver this Agreement and make the representations, warranties, covenants and agreements set forth herein.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the Parties hereto agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, any capitalized term used herein and not defined in this Section 1.1 or elsewhere herein shall have the meaning ascribed thereto in the BCA. Unless the context otherwise requires, the following words and phrases used in this Agreement, including the recitals, shall have the following meanings:

“affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person;

“Exchange Act” means the Securities Act of 1934, as amended from time to time;

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association, or other entity, or any government, political subdivision, agency or instrumentality of a government or other governmental authority;

“Subject Securities” means with respect to a Securityholder, the Company securities held by the Securityholder as set out in Schedule A, owned beneficially or of record by the Securityholder or over which the Securityholder exercises control, discretion or direction, whether directly or indirectly, and any Company securities acquired directly or indirectly by the Securityholder subsequent to the date hereof or over which the Securityholder acquires control, discretion or direction, directly or indirectly, subsequent to the date hereof, and, in each case, includes any and all securities which such Subject Securities may be converted into, exchanged for or otherwise changed into; and

“Transactions” means the transactions contemplated by the BCA, including the SPAC Continuation, the Amalgamation, and the Plan of Arrangement.

“Transfer” means, the (i) sale or assignment of, offer to sell, contract or agreement to sell, hypothecation, pledge, grant of any option to purchase or other disposal of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

Article 2
REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of the Securityholder

The Securityholder represents and warrants to the Company and SPAC that:

(a)	In the case of a Securityholder that is not an individual, the Securityholder is duly incorporated or formed, as applicable, and validly existing and in good standing under the laws of its jurisdiction of incorporation or formation.

(b)	The Securityholder, if an individual, has the legal capacity and full right and authority, or if a corporation, partnership or other legal entity, the requisite organizational power, capacity and authority, to enter this Agreement and to carry out its obligations hereunder and to consummate the transactions contemplated hereby. If the Securityholder is a corporation, partnership or other legal entity, the execution and delivery of this Agreement by the Securityholder, the performance by the Securityholder of its obligations hereunder and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate, partnership or other organizational action on the part of the Securityholder and no other organizational action or proceeding on its part is necessary to authorize the execution and delivery by the Securityholder of this Agreement or for the Securityholder to perform its obligations and consummate the transactions contemplated hereunder.

(c)	This Agreement has been duly executed and delivered by the Securityholder and (constitutes a legal, valid and binding obligation of the Securityholder enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity.

(d)	Other than this Agreement, the Company Articles and if applicable, the Company’s Third Amended and Restated Unanimous Shareholders’ Agreement, dated as of November 24, 2023 (as amended, the “Shareholders’ Agreement”), none of the Subject Securities is subject to any shareholders’ agreement, voting agreement or similar agreement or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholders’ agreement, voting agreement or other agreement with respect to the Subject Securities.

(e)	There is no proxy, voting trust or similar agreement in existence with respect to the voting of any of the Subject Securities.

(f)	No consent, waiver, approval, order or authorization of, or declaration or filing with, any Person is required to be made or obtained by the Securityholder in connection with the execution and delivery of this Agreement by the Securityholder.

(g)	None of the execution and delivery by the Securityholder of this Agreement, the completion of the transactions contemplated hereby or the performance of or compliance by the Securityholder with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which with or without notice or lapse of time or both would constitute a default under or violate, contravene, conflict with or breach, any term or provision of or require the consent of any third party pursuant to any constating or governing document of the Securityholder, if applicable or any contract to which the Securityholder is a Party or by which its property or assets is bound;

(h)	No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by the Securityholder, for which the Company or any of its affiliates (as defined in the BCA) may become liable.

The representations and warranties of the Securityholder set forth in this Section 2.1 shall survive until the termination of this Agreement in accordance with Section 4.1.

Article 3
COVENANTS

3.1	Covenants of the Securityholder

The Securityholder hereby covenants with the Company and SPAC and agrees that from the date of this Agreement until the termination of this Agreement pursuant to Article 4, except with the prior written consent of the Company and SPAC, it:

(a)	other than as set forth herein, shall not grant or agree to grant any proxy, power of attorney or other rights with respect to the Subject Securities

(b)	shall, in connection with any meeting of securityholders of the Company, including any special meeting of the Securityholders in accordance with the terms of the BCA or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement, the Company Recapitalization or the Transactions is sought: (i) vote (or cause to be voted) all of the Subject Securities in favour of or, as applicable, take (or cause to be taken) action by written consent with respect to all applicable Subject Securities to provide for, the approval, consent, authorization, ratification or adoption of (A) the Arrangement, (B) the BCA, including the Ancillary Documents, the Company Recapitalization and the other Transactions, and (C) any other matter necessary for the performance, implementation or consummation of the Transactions, including the Arrangement and the Company Recapitalization; and (ii) not take, nor permit any Person on its behalf to take, any action to withdraw, amend or invalidate any proxy or voting instruction form deposited pursuant to this Agreement notwithstanding any statutory or other rights or otherwise which the Securityholder might have unless this Agreement has, at such time, been previously terminated in accordance with Section 4.1;

(c)	shall not Transfer any of the Subject Securities, or any right or interest therein (legal or equitable), other than pursuant to the Arrangement, provided that foregoing restrictions shall not prevent the Securityholder from exercising any Subject Securities in accordance with their terms, and the Securityholder may Transfer any or all of the Subject Securities (to the extent permitted by the terms of the applicable Subject Securities) as follows:

(i)	to an affiliate of the Securityholder or any investment fund or other entity directly or indirectly controlled or managed by the Securityholder or the Securityholder’s affiliates;

(ii)	if the Securityholder is a corporation, partnership, limited liability company or other business entity, (A) to its direct or indirect shareholders, partners, members or other equity holders or the officers or directors of the Securityholder or any of its affiliates or (B) by virtue of the laws of the jurisdiction of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; and

(iii)	in the case of an individual by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, by virtue of laws of descent and distribution upon death of the individual or pursuant to a qualified domestic relations order,

(each being a “Permitted Transferee”), provided that, prior to and as a condition to the effectiveness of any such Transfer, such Permitted Transferee enters into an agreement with SPAC and the Company on the same terms as this Agreement, or otherwise agrees in writing with SPAC and the Company in a form acceptable thereto to be bound by the provisions hereof and any such Transfer shall not relieve the Securityholder of its obligations under this Agreement;

(d)	shall not exercise or assert (or permit to be exercised or asserted on its behalf):

(i)	any rights of appraisal or rights of dissent which may be provided or available to the Securityholder under any Law or otherwise in connection with the Arrangement, the Company Recapitalization or the Transactions; or

(ii)	any other securityholder rights or remedies available to the Securityholder, whether arising under statute, at common law or otherwise, to (or in a manner that would, or would reasonably be expected to), impede, frustrate, nullify, prevent, hinder, delay, upset, challenge or adversely affect the Arrangement, the Company Recapitalization or any of the other matters and Transactions;

(e)	shall not take any other action of any kind, directly or indirectly, whether alone or acting jointly or in concert with any other Person, which would or might reasonably be regarded as likely to prevent, frustrate, impair, impede or delay or interfere with the completion of, the Arrangement, the Company Recapitalization or the other Transactions;

(f)	shall deliver a duly executed copy of the Lock-Up Agreement substantially in the form attached as an exhibit to the BCA; and

(g)	shall take or cause to be taken and do all acts and things reasonably necessary or desirable to facilitate, carry out the purpose of and give effect to the Company Recapitalization, including promptly upon the Company’s request executing and delivering any documents reasonably necessary or desirable in connection with the Company Recapitalization.

Article 4
GENERAL

4.1	Termination. This Agreement will terminate and be of no further force or effect upon the earlier to occur of: (a) the consummation of the Arrangement; and (b) the termination of the BCA in accordance with its terms.

4.2	Effect of Termination. If this Agreement is terminated in accordance with the provisions of Section 4.1, no Party will have any further obligations under this Agreement or liability arising hereunder except as expressly contemplated by this Agreement, and provided that (i) this Section 4.2 and the provisions of Sections 1.1 and 4.3 to 4.10, inclusive, shall survive termination of this Agreement, and (ii) neither the termination of this Agreement nor anything contained in Section 4.1 will relieve any Party from any liability for any breach by it of this Agreement that occurred prior to such termination.

4.3	Governing Law. This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the State of New York without regard to its conflict of laws principles that would apply the laws of any other jurisdiction, except to the extent mandatorily governed by the Canadian Corporate Statute and the Laws of Canada applicable thereto. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the state or federal courts of the State of New York in respect of all matters arising under and in relation to this Agreement.

4.4	Waiver; Amendment. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. This Agreement may not be amended, modified or supplemented except by an instrument in writing signed by each of the Parties.

4.5	Entire Agreement. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and undertakings, among the Parties, or any of them, with respect to the subject matter hereof.

4.6	Notices. Any notice, consent, direction or other communication given under or regarding the matters contemplated by this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier or electronic mail and addressed,

(a)	if to the Company:

NorthStar Earth and Space Inc.

384 Rue Saint-Jacques #300

Montreal, Quebec H2Y 1S1

Attention: ***

Email: ***

with a copy to:

Greenberg Traurig, LLP
One Vanderbilt Avenue
New York, New York 10017
Attention: ***

Email: ***

(b)	if to SPAC:

Viking Acquisition Corp. I

900 Third Avenue, 18th Floor

New York, NY 10022

Attention: ***

Email: ***

with a copy to:

Nelson Mullins Riley & Scarborough LLP

901 15th Street NW, Suite 1200

Washington, DC 20005

Attention: ***

Email: ***

(c)	if to the Securityholder:

As indicated on the Securityholder’s signature page hereto.

A Notice is deemed to be given and received if sent by personal delivery, courier or electronic mail, on the date of delivery. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing.

4.7	Severability. If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect.

4.8	Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

4.9	Independent Legal Advice. Each of the Parties hereby acknowledges that it has been afforded the opportunity to obtain independent tax and legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

4.10	Further Assurances. The Parties hereto will do all things and provide all such reasonable assurances as may be required to consummate or give effect to the transactions contemplated by this Agreement, and each Party will execute and provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.

4.11	Execution and Delivery. This Agreement may be executed and delivered (including executed manually or electronically via DocuSign or other similar services and delivered by facsimile or portable document format (pdf) transmission) in one or more counterparts, and all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have executed this Voting and Support Agreement effective as of the date set forth above.

NORTHSTAR EARTH AND SPACE INC.

By:	/s/ Stewart Bain
Name: Stewart Bain
Title: Chief Executive Officer

VIKING ACQUISITION CORP. I

By:	/s/ Håkan Wohlin
Name: Håkan Wohlin
Title: Chief Executive Officer

[Signature page to Voting and Support Agreement]

SHAREHOLDER:

Print Name of Securityholder:

[NAME]

Sign Below:

If a non-individual Securityholder:

Name of Signatory:

Title of Signatory:

Securityholder notice details:

Name of Registered Securityholder:
Address:

Attention:
Telephone:
Email:

[Signature page to Voting and Support Agreement]

SCHEDULE “A”

Name of Securityholder	Number	Type

[Signature page to Voting and Support Agreement]

Exhibit 10.3

FORM OF AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [●], 2026, is made and entered into by and among [ ]., a corporation existing under the Canadian Business Corporations Act (formerly known as Viking Acquisition Corp. I, a Cayman Islands exempted corporation) (the “Company”), Viking Acquisition Sponsor I, LLC, a Delaware limited liability company (the “Sponsor”), and the undersigned parties listed under Holder on the signature pages hereto (each such party, together with the Sponsor and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 6.2 of this Agreement, a “Holder,” and collectively, the “Holders”).

RECITALS

WHEREAS, the Company, Viking NS Amalgamation Corp.,, a corporation existing under the Canadian Business Corporations Act and a wholly-owned subsidiary of the Company, and NorthStar Earth and Space Inc., a corporation existing under the Canadian Business Corporations Act (“NorthStar”), have entered into that certain Business Combination Agreement, dated as of April 16, 2026 (as amended or supplemented from time to time, the “Business Combination Agreement,” and the transactions contemplated thereby, the “Business Combination”);

WHEREAS, pursuant to the transactions contemplated by the Business Combination Agreement, the Company continued from the Cayman Islands to Canada, and all issued and outstanding share of NorthStar (other than those in respect of which dissent rights have been duly exercised under applicable law) were exchanged for Class A common shares, no par value per share, of the Company (the “Common Shares”)1 and, as a result, the Sponsor and the Holders hold (i) Common Shares and/or (ii) warrants to purchase Common Shares at an exercise price of $11.50 per share, subject to adjustment (the “Warrants”);

WHEREAS, the Company, the Sponsor, Cohen & Company Capital Markets, a division of Cohen and Company Securities, LLC, and the other undersigned parties listed under holders on the signature page thereto, entered into that certain Registration Rights Agreement, dated as of October 30, 2025 (the “Original RRA”);

WHEREAS, pursuant to Section 5.5 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the holders of at least a majority in interest of the “Registrable Securities” (as such term is defined in the Original RRA) at the time in question; and

WHEREAS, the Company, the Sponsor and the Representatives desire to amend and restate the Original RRA in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to the Registrable Securities (as defined below), on the terms and conditions set forth in this Agreement, and terminate the Original RRA.

NOW, THEREFORE, in consideration of the mutual representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Article 1

DEFINITIONS

1.1 Definitions. The terms defined in this Article 1 shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or Chief Financial Officer of the Company, after consultation with outside counsel to the Company, (a) would be required to be made in any Registration Statement or prospectus in order for the applicable Registration Statement or prospectus not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, and (c) the Company has a bona fide business purpose for not making such information public.

1 NTD: To be confirmed if any company warrants exist/will be exchanged.

“Agreement” shall have the meaning given in the Preamble.

“Block Trade” means any non-marketed underwritten offering taking the form of a block trade to a financial institution, QIB or Institutional Accredited Investor, bought deal, over-night deal or similar transaction that does not include “road show” presentations to potential investors requiring substantial marketing effort from management over multiple days, the issuance of a “comfort letter” by the Company’s auditors, and the issuance of legal opinions by the Company’s legal counsel.

“Business Combination” shall have the meaning given in the Recitals hereto.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Montreal, Quebec are authorized or required by law to close.

“Closing Date” shall have the meaning given in the Business Combination Agreement.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Common Shares” shall have the meaning given in the Recitals hereto.

“Company” shall have the meaning given in the Preamble.

“Demand Registration” shall have the meaning given in subsection 2.2.1.

“Demanding Holder” shall have the meaning given in subsection 2.2.1.

“Effectiveness Period” is defined in Section 3.1.2.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form F-1” means a Registration Statement on Form F-1.

“Form F-3” means a Registration Statement on Form F-3 or any similar short-form registration that may be available at such time.

“Holder” and “Holders” shall have the meaning given in the Preamble.

“Institutional Accredited Investor” means an institutional “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act.

“Joinder” shall have the meaning given in Section 6.2.

“Maximum Number of Securities” shall have the meaning given in Section 2.3.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or prospectus, or necessary to make the statements in a Registration Statement or (in the case of a prospectus, prospectus in the light of the circumstances under which they were made) not misleading.

“NorthStar” shall have the meaning given in the Recitals hereto.

2

“NorthStar Holders” shall mean the Holders who are securityholders of NorthStar immediately prior to the closing of the Business Combination and their respective Permitted Transferees.

“Original Holders” shall mean the Sponsor, each other Holder who was also a “Holder” under the Original RRA, and their respective Permitted Transferees.

“Original RRA” shall have the meaning given in the Recitals hereto.

“Other Coordinated Offering” shall have the meaning given in Section 2.5.

“Permitted Transferees” shall mean (a) the members of a Holder’s immediate family (for purposes of this Agreement, “immediate family” shall mean with respect to any natural person, any of the following: such person’s spouse, the siblings of such person and his or her spouse, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses and siblings), (b) any trust for the direct or indirect benefit of a Holder or the immediate family of a Holder, (c) if a Holder is a trust, to the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust, (d) any officer, director, general partner, limited partner, shareholder, member, or owner of similar equity interests in a Holder or (e) any affiliate of a Holder or the immediate family of such affiliate.

“Piggyback Registration” shall have the meaning given in subsection 2.4.1.

“Pro Rata” shall have the meaning given in Section 2.3.

“QIB” shall mean a “qualified institutional buyer” as defined in Rule 144A under the Securities Act.

“Registrable Securities” shall mean (a) all Common Shares held by the Original Holders as of immediately following the closing of the Business Combination, (b) all Warrants held by the Original Holders as of immediately following the closing of the Business Combination, (c) all Common Shares issuable upon the exercise of any Warrants referred to in clause (b), (d) all Common Shares to be issued upon the conversion of the SPAC Earnout Shares (as such term is defined in the Business Combination Agreement), (e) [reserved], and (f) any equity securities of the Company or subsidiary of the Company that may be issued or distributed or be issuable with respect to the securities referred to in any of clauses (a) through (e) by way of conversion, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction, in each case held by any Holder; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) the third anniversary of this Agreement occurs; (v) such securities may be sold without registration pursuant to Rule 144 under the Securities Act (but without the requirement to comply with any limitations); or (vi) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(a) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Common Shares or other Registrable Securities are then listed;

(b) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

3

(c) printing, messenger, telephone and delivery expenses;

(d) reasonable fees and disbursements of counsel for the Company;

(e) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(f) reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Demand Registration in the applicable Registration or the Requesting Holder initiating an Underwritten Takedown, which fees and expenses for each Demand Registration or Underwritten Takedown shall not exceed $50,000 without the Company’s prior written consent.

“Registration Statement” shall mean any registration statement filed by the Company that covers the Registrable Securities pursuant to the provisions of this Agreement, including the prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.2.1.

“Resale Shelf Registration Statement” shall have the meaning given in subsection 2.1.1.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean a Resale Shelf Registration Statement or any Subsequent Shelf Registration, as the case may be.

“Sponsor” shall have the meaning given in the Preamble.

“Subsequent Shelf Registration” shall have the meaning given in subsection 2.1.1.

“Transfer” shall mean, with respect to any security, any interest therein, or any other securities or equity interests relating thereto, a direct or indirect transfer, sale, exchange, assignment, pledge, hypothecation or other encumbrance or other disposition thereof, including the grant of an option or other right, whether directly or indirectly, whether voluntarily, involuntarily, by operation of law, pursuant to judicial process or otherwise. “Transferred” shall have a correlative meaning.

“Transfer Agent” shall have the meaning given in Section 2.7.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Demand Registration” shall mean an underwritten public offering of Registrable Securities pursuant to a Demand Registration, as amended or supplemented, that is a fully marketed underwritten offering that requires Company management to participate in “road show” presentations to potential investors requiring substantial marketing effort from management over multiple days, the issuance of a “comfort letter” by the Company’s auditors, and the issuance of legal opinions by the Company’s legal counsel.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Takedown” shall mean an underwritten public offering of Registrable Securities pursuant to a Shelf, as amended or supplemented, that requires the issuance of a “comfort letter” by the Company’s auditors and the issuance of legal opinions by the Company’s legal counsel.

“Warrants” shall have the meaning given in the Preamble.

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Article 2

REGISTRATIONS

2.1 Resale Shelf Registration Rights.

2.1.1 Registration Statement Covering Resale of Registrable Securities.

(a) Subject to compliance by the Holders with subsection 3.3, the Company shall prepare and file or cause to be prepared and filed with the Commission, as soon as practicable (and in any event within thirty (30) calendar days) following the Closing Date (the “Filing Deadline”), a Registration Statement on Form F-3 or similar short form registration statement that may be available at such time or its successor form, or, if the Company is ineligible to use Form F-3, a Registration Statement on Form F-1, for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time pursuant to any method or combination of methods legally available to, and requested by, the Holders of all of the Registrable Securities (determined as of two (2) Business Days prior to such submission or filing) that are not then covered by an effective resale registration statement (the “Resale Shelf Registration Statement”). The Company shall use commercially reasonable efforts to cause the Resale Shelf Registration Statement to be declared effective as soon as practicable after filing, but in any event no later than the earlier of (i) ninety (90) calendar days (or one hundred twenty (120) calendar days if the Commission notifies the Company that it will “review” the Registration Statement) after the Closing Date and (ii) the tenth (10th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review (such deadline the “Effectiveness Deadline”), provided, that if the Filing Deadline or Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Filing Deadline or Effectiveness Deadline, as the case may be, shall be extended to the next Business Day on which the Commission is open for business, and, once effective, to keep the Resale Shelf Registration Statement continuously effective under the Securities Act at all times until the expiration of the Effectiveness Period. In the event that the Company files a Form F-1 pursuant to this Section 2.1, the Company shall use commercially reasonable efforts to convert the Form F-1 to a Form F-3 as soon as practicable after the Company is eligible to use Form F-3 and have the Resale Shelf Registration Statement on Form F-3 declared effective as promptly as practicable.

 (b) If any Resale Shelf Registration Statement ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to subsection 3.3, use its commercially reasonable efforts to, as promptly as is reasonably practicable, cause such Resale Shelf Registration Statement to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Resale Shelf Registration Statement), and shall use its commercially reasonable efforts to, as promptly as is reasonably practicable, amend such Resale Shelf Registration Statement in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a resale registration statement (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities under such Resale Shelf Registration Statement (determined as of two (2) Business Days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act during the Effectiveness Period. Any such Subsequent Shelf Registration shall be on Form F-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form.

 2.1.2 Notification and Distribution of Materials. The Company shall notify the Holders in writing of the effectiveness of the Resale Shelf Registration Statement and shall furnish to them, without charge, such number of copies of the Resale Shelf Registration Statement (including any amendments, supplements and exhibits), the prospectus contained therein (including each preliminary prospectus and all related amendments and supplements) and any documents incorporated by reference in the Resale Shelf Registration Statement or such other documents as the Holders may reasonably request in order to facilitate the sale of the Registrable Securities in the manner described in the Resale Shelf Registration Statement.

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2.1.3 Amendments and Supplements. Subject to the provisions of subsection 2.1.1, the Company shall promptly prepare and file with the Commission from time to time such amendments and supplements to any Shelf and prospectus used in connection therewith as may be necessary to keep the Shelf effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities during the Effectiveness Period. If any Shelf is filed on Form F-3 and thereafter the Company becomes ineligible to use Form F-3 for secondary sales, the Company shall promptly notify the Holders of such ineligibility and use its reasonable best efforts to file a shelf registration on an appropriate form as promptly as practicable to replace the shelf registration statement on Form F-3 and have such replacement Shelf declared effective as promptly as practicable and to cause such replacement Shelf to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Shelf is available or, if not available, that another Shelf is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities; provided, however, that at any time the Company once again becomes eligible to use Form F-3, the Company shall cause such replacement Shelf to be amended, or shall file a new replacement Shelf, such that the Shelf is once again on Form F-3.

2.1.4 Notice of Certain Events. The Company shall promptly notify the Holders in writing of any request by the Commission for any amendment or supplement to, or additional information in connection with, any Shelf required to be prepared and filed hereunder (or prospectus relating thereto). The Company shall promptly notify each Holder in writing of the filing of any Shelf or any prospectus, amendment or supplement related thereto or any post-effective amendment to the Shelf and the effectiveness of any post-effective amendment.

2.1.5 Underwritten Takedown. If an effective Shelf is on file with the Commission and the Company shall receive a request from the Holders of Registrable Securities included in such Shelf with an estimated market value of at least $10,000,000 that the Company effect an Underwritten Takedown of all or any portion of the requesting Holders’ Registrable Securities, then the Company shall promptly give notice of such requested Underwritten Takedown at least three (3) Business Days prior to the anticipated filing date of the prospectus or supplement relating to such Underwritten Takedown to the other Holders of Registrable Securities included in such Shelf and thereupon shall use commercially reasonable efforts to effect, as expeditiously as practicable, the offering in such Underwritten Takedown of:

(a) subject to the restrictions set forth in Section 2.3, all Registrable Securities included in such Shelf for which the requesting Holder(s) has requested such offering under this subsection 2.1.5, and

(b) subject to the restrictions set forth in Section 2.3, all other Registrable Securities included in such Shelf that any Holders have requested the Company to offer by request received by the Company within one (1) Business Day after such Holders receive the Company’s notice of the Underwritten Takedown, all to the extent necessary to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be offered.

Promptly after the expiration of the one (1) Business Day-period referred to in subsection 2.1.5(b), the Company will notify all selling Holders of Registrable Securities included in such Shelf of the identities of the other selling Holders in the Underwritten Takedown and the number of shares of Registrable Securities requested to be included therein.

The Company shall only be required to effectuate one Underwritten Takedown pursuant to this Agreement within any six-month period and not more than five (5) times in the aggregate.

2.1.6 Withdrawal. Holders of majority-in-interest of the Registrable Securities included in an Underwritten Takedown may elect to withdraw from such Underwritten Takedown by giving written notice to the Company and the Underwriter or Underwriters of their request to withdraw prior to the public announcement of such Underwritten Takedown, in which case, such withdrawn Underwritten Takedown will count as an Underwritten Takedown for the purposes of subsection 2.1.5(d) unless the withdrawing Holders reimburse the Company for all Registration Expenses with respect to such Underwritten Takedown; provided, however, that if at the time of such withdrawal, the withdrawing Holders have learned of a material adverse change in the condition, business or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the withdrawing Holders shall not be required to pay any of such expenses and shall retain their rights pursuant to subsection 2.1.5(d). Following the receipt of a notice of withdrawal, the Company shall promptly forward such notice to any other Holders that had elected to participate in such Underwritten Takedown. The Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Takedown prior to its withdrawal under this subsection 2.1.6, other than if a Holder elects to pay such Registration Expenses pursuant to this subsection 2.1.6.

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2.1.7 Selection of Underwriters. In connection with an Underwritten Takedown, the Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the prior reasonable approval by the initially requesting Holder(s) (which approval shall not be unreasonably withheld, conditioned or delayed). The Company shall enter into customary agreements (including an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Securities in such Underwritten Takedown, including, if necessary, the engagement of a “qualified independent underwriter” in connection with the qualification of the underwriting arrangements with the Financial Industry Regulatory Authority, Inc. No Holder participating in an Underwritten Takedown shall be required to make any representations or warranties to or agreements with the Company or the Underwriters other than representations, warranties or agreements regarding such Holder’s authority to enter into such underwriting agreement and to sell, and its ownership of, the securities being registered on its behalf, its intended method of distribution and any other representation required by law.

2.2 Demand Registration.

2.2.1 Request for Registration. Subject to compliance with Section 3.4 hereof, if there is not an effective Shelf available for the resale for the Registrable Securities pursuant to Section 2.1, at any time and from time to time on or after the date that is 180 days from the consummation of the Business Combination, the Holders who hold at least a majority in interest of the then-outstanding number of Registrable Securities held by any of (i) the Northstar Holders, collectively, or (ii) the Original Holders, collectively (as applicable, the “Demanding Holders”) may make a written demand for Registration of all or part of their Registrable Securities, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, within five (5) Business Days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of such demand, and each Holder who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) Business Days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall use its commercially reasonable efforts to effect, as soon thereafter as practicable, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration. Under no circumstances shall the Company be obligated pursuant to this Agreement to take any action to effect: (1) any such Demand Registration by Holders of Registrable Securities with an estimated market value of less than $10,000,000, (2) more than one (1) Demand Registration during any six-month period, (3) more than two (2) Demand Registrations in total pursuant to this Section 2.2.1 for any of the NorthStar Holders or the Original Holders, or (4) any Demand Registration at any time there is an effective Shelf on file with the Commission pursuant to Section 2.1.

2.2.2 Effective Registration. Notwithstanding the provisions of subsection 2.2.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (a) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (b) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, however, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency, the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) Business Days, of such election; provided, further, that the Company shall not be obligated or required to file another Registration Statement until a Registration Statement that has been filed is counted as a Demand Registration or is terminated.

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2.2.3 Underwritten Demand Registration. If a majority-in-interest of the Demanding Holders so advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Demand Registration, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such underwriting by the Company (which shall consist of one or more reputable nationally recognized investment banks), subject to the prior reasonable approval by the Demanding Holder(s) (which approval shall not be unreasonably withheld, conditioned or delayed). The parties agree that, in order to be effected, any Underwritten Demand Registration must result in aggregate gross proceeds to the selling Holders of at least $10,000,000.

2.2.4 Withdrawal. A majority-in-interest of the Demanding Holders may elect to withdraw from such Demand Registration by giving written notice to the Company and the Underwriter or Underwriters of their request to withdraw prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Demand Registration, in which case, such withdrawn Demand Registration will count as a Demand Registration for the purposes of subsection 2.2.1 unless the withdrawing Holders reimburse the Company for all Registration Expenses with respect to such Demand Registration; provided, however, that if at the time of such withdrawal, the withdrawing Holders have learned of a material adverse change in the condition, business or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the withdrawing Holders shall not be required to pay any of such expenses and shall retain their rights pursuant to subsection 2.2.1. Following the receipt of a notice of withdrawal, the Company shall promptly forward such notice to any other Holders that had elected to participate in such Demand Registration. The Company shall be responsible for the Registration Expenses incurred in connection with a Demand Registration prior to its withdrawal under this subsection 2.2.4, other than if a Holder elects to pay such Registration Expenses pursuant to this subsection 2.2.4.

2.3 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration conducted pursuant to this Agreement advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that, in such Underwriters’ opinion, the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other securities of the Company that the Company desires to sell and the Common Shares, if any, as to which a Registration has been requested pursuant to separate written contractual piggyback registration rights held by any other shareholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (a) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Registration, regardless of the number of shares held by each such person (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the securities of the Company that the Company desires to sell for its own account; and (c) any securities of the Company for the account of other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons as to which “piggyback” registration has been requested by the holders thereof that can be sold without exceeding the Maximum Number of Securities.

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2.4 Piggyback Registration.

2.4.1 Piggyback Rights. If, at any time, subject to compliance by the Holders with Section 3.3, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for equityholders of the Company for their account (or by the Company and by the shareholders of the Company including, without limitation, pursuant to Section 2.2 hereof (subject to Section 2.3)), other than a Registration Statement (a) filed in connection with any employee stock option or other benefit plan, (b) for an exchange offer or offering of securities solely to the Company’s existing shareholders, (c) for an offering of debt that is convertible into equity securities of the Company, (d) for a dividend reinvestment plan, or (e) for a corporate reorganization or transaction under Rule 145 of the Securities Act, then the Company shall give written notice of such proposed filing to all of the Holders as soon as practicable but not less than seven (7) days before the anticipated filing date of such Registration Statement, which notice shall (i) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (ii) offer to all of the Holders the opportunity to register the sale of such number of Registrable Securities as such holders may request in writing within three (3) Business Days after receipt of such written notice (a “Piggyback Registration”). The Company shall cause such Registrable Securities to be included in such Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All holders proposing to distribute their securities through a Piggyback Registration shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Piggyback Registration.

2.4.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that, in such Underwriters’ opinion, the dollar amount or number of securities of the Company that the Company desires to sell for its own account, taken together with securities of the Company, if any, as to which Registration has been demanded pursuant to written contractual arrangements with persons other than the Holders hereunder, and the Registrable Securities as to which Registration has been requested pursuant to this Section 2.4, exceeds the Maximum Number of Securities, then the Company shall include in any such Registration:

(a) If the Registration is undertaken for the Company’s account: (i) first, the securities of the Company that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities as to which Registration has been requested pursuant to the terms of this Agreement which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the securities of the Company for the account of other persons that the Company is obligated to register pursuant to written contractual piggyback registration rights with such persons, other than pursuant to this Agreement, which can be sold without exceeding the Maximum Number of Securities; and

(b) If the Registration is undertaken as a demand pursuant to contractual rights with the Company other than this Agreement: (i) first, the securities of the Company for the account of the persons entitled to such contractual rights making such demand that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to the terms of this Agreement that can be sold without exceeding the Maximum Number of Securities, Pro Rata; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the securities of the Company that the Company desires to sell that can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the securities of the Company for the account of any other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

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2.4.3 Piggyback Registration Withdrawal. Any Holder shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration, if such offering is pursuant to a Demand Registration, or prior to the public announcement of the offering, if such offering is pursuant to an Underwritten Takedown or similar transaction. The Company (whether on its own determination or as the result of a withdrawal by persons pursuant to written contractual obligations) may withdraw a Registration Statement at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.4.3.

2.4.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.4 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.2 hereof; provided, however that the Representatives are only entitled to piggyback registration rights for a period of three (3) years following the commencement of sales of units in the Company’s initial public offering.

2.5 Block Trades; Other Coordinated Offerings.

2.5.1 Notwithstanding any other provision of this Article 2, at any time and from time to time when an effective Shelf is on file with the Commission, if one or more Holders wish to engage in (a) a Block Trade or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, with an anticipated aggregate offering price of at least $10,000,000, then such Holder(s) only needs to notify the Company of the Block Trade or Other Coordinated Offering at least five (5) Business Days prior to the day such offering is to commence and the Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Holder(s) representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.5.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Holder(s) initiating such Block Trade or Other Coordinated Offering shall have the right to submit a written notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sale agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering.

2.5.3 The Holder(s) in a Block Trade or Other Coordinated Offering shall have the right to select the underwriter(s) and any brokers, sale agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.5.4 Each of (a) the NorthStar Holders and (b) the Original Holders may collectively demand not more than two (2) Block Trades or Other Coordinated Offerings in the aggregate pursuant to this Section 2.5 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effecting pursuant to this Section 2.5 shall not be counted as a Demand Registration.

2.6 Lock-Up. The Company agrees and shall cause each director and officer (that makes filings pursuant to Section 16 of the Exchange Act) of the Company, along with any affiliated trust holding securities controlled by or for the benefit of such directors and officers or any other entity holding equity interests of the Company over which any such director or officer exercises dispositive control with respect to such equity securities of the Company, to agree, that, in connection with each sale of Registrable Securities pursuant to Section 2.1 or Section 2.2 conducted as an Underwritten Offering, if requested, to become bound by and to execute and deliver a customary lock-up agreement with the Underwriter(s) of such offering(s) restricting such applicable person’s or trust’s right to (a) Transfer, directly or indirectly, any equity securities of the Company held by such person or entity or (b) enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of such securities during the period commencing on the date of the final prospectus relating to such offering and ending on the date specified by the Underwriter(s) (such period not to exceed ninety (90) days). The terms of such lock-up agreements shall be negotiated among the applicable Holders, the Company and the Underwriter(s) and shall include customary exclusions from the restrictions on Transfer set forth therein.

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2.7 Legends. In connection with any sale or other disposition of the Registrable Securities by a Holder pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) and upon compliance by the Holder with the requirements of this Section 2.7, if requested by the Holder, the Company shall cause the transfer agent for the Registrable Securities (the “Transfer Agent”) to remove any restrictive legends related to the book entry account holding such Registrable Securities and make a new, unlegended entry for such book entry shares sold or disposed of without restrictive legends within one (1) trading day of any such request therefor from the Holder; provided that the Company and the Transfer Agent have timely received from the Holder customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith. Subject to receipt from the Holder by the Company and the Transfer Agent of customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith, the Holder may request that the Company remove any legend from the book entry position evidencing its Registrable Securities and the Company will, if required by the Transfer Agent, use its commercially reasonable efforts to cause an opinion of the Company’s counsel be provided, in a form reasonably acceptable to the Transfer Agent, to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, following the earliest of such time as such Registrable Securities (i) are subject to or have been or are about to be sold pursuant to an effective registration statement or (ii) have been or are about to be sold pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission). If restrictive legends are no longer required for such Registrable Securities pursuant to the foregoing, the Company shall, in accordance with the provisions of this section and within one (1) trading day of any request therefor from the Holder accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry shares. The Company shall be responsible for the fees of its Transfer Agent, its legal counsel and all DTC fees associated with such issuance.

Article 3

COMPANY PROCEDURES

3.1 General Procedures. If at any time on or after the date hereof the Company is required to effect the Registration of Registrable Securities, the Company shall use commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as practicable:

3.1.1 use commercially reasonable efforts to prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and use commercially reasonable efforts to keep it effective during the Effectiveness Period;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the prospectus, as may be reasonably requested by any Holder that holds at least 5% of the Registrable Securities included in such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until such time as there are no longer any Registrable Securities (the “Effectiveness Period”);

3.1.3 prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge, to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided, however, that if any such Registration Statement is determined by the Company to contain material non-public information, the Company may satisfy this Section 3.1.3 by providing the information under the caption “Selling Securityholders” (or similar section) applicable to such Holder;

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3.1.4 prior to any public offering of Registrable Securities, use commercially reasonable efforts to (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request (or provide evidence reasonably satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (b) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 use commercially reasonable efforts to cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each Holder of Registrable Securities included in such Registration Statement, promptly after the Company receives notice thereof, of the time when such Registration Statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed;

3.1.8 advise each Holder of such Registrable Securities, promptly after it shall receive written notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.9 at least five (5) days prior to the filing of any Registration Statement or prospectus or any amendment or supplement to such Registration Statement or prospectus (other than by way of a document incorporated by reference) furnish a copy thereof to each Holder of such Registrable Securities or its counsel; provided, however, that if such Registration Statement is determined by the Company to contain material non-public information, the Company may satisfy this Section 3.1.9 by providing the information under the caption “Selling Securityholders” (or similar section) applicable to such Holder;

3.1.10 comply with all applicable rules and regulations of the Commission and the Securities Act, and make available to its shareholders, as soon as practicable, an earnings statement covering a period of twelve (12) months, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

3.1.11 permit a representative of the Holders (such representative to be selected by a majority-in-interest of the participating Holders), the Underwriters or other financial institutions facilitating any Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

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3.1.12 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent pursuant to a Registration Statement, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.13 on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders;

3.1.14 in the event of any Underwritten Offering, a Block Trade, an Other Coordinated offering, or sale by a broker, placement agent or sales agent pursuant to a Registration Statement, enter into and perform its obligations under an underwriting agreement, purchase agreement, sales agreement or placement agreement, in usual and customary form, with the managing Underwriter or broker, sales agent or placement agent of such offering or sale;

3.1.15 with respect to an Underwritten Offering, if the Registration involves the Registration of Registrable Securities with an aggregate offering price (before deduction of underwriting discounts) in excess of $25,000,000, use commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or other sales agent or placement agent if such Underwriter or other sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering, Block Trade, or Other Coordinated Offering that is registered pursuant to a Registration Statement.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders, in each case pro rata based on the number of Registrable Securities that such Holders have sold in such Registration.

3.3 Requirements for Participation in Underwritten Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not timely provide the Company with any requested information in connection with an Underwritten Offering, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No person may participate in any Underwritten Offering, Block Trade or Other Coordinated Offering of equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any arrangements approved by the Company and (ii) timely completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such arrangements. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

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3.4 Information. The Holders shall promptly provide such information as may reasonably be requested by the Company, or the managing Underwriter, if any, in connection with the preparation of any Registration Statement, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act and in connection with the Company’s obligation to comply with Federal and applicable state securities laws.

3.5 Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until he, she or it is advised in writing by the Company that the use of the prospectus may be resumed.  If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than forty-five (45) calendar days, determined in good faith by the Company to be necessary for such purpose.  In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities.  The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.5. The Company shall not delay the filing or effectiveness of, or suspend use of, a Registration Statement or prospectus for a period of more than sixty (60) calendar days in any 12-month period.

Article 4

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder and each of their respective affiliates and each of their respective officers, employees, directors, partners, members, attorneys and agents, and each person, if any, who controls a Holder (within the meaning of the Securities Act or the Exchange Act) against all losses, claims, damages, liabilities and reasonable expenses (including reasonable outside attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein or is based on any selling holder’s violation of the federal securities laws (including Regulation M) or failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus.

4.1.2 In connection with any Registration Statement in which a Holder is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act or the Exchange Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein or is based on any selling Holder’s violation of the federal securities laws (including Regulation M) or failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders, and the liability of each such Holder shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

4.1.3 Any person or entity entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

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4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under this Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

Article 5

REPORTING OBLIGATIONS

5.1 Rule 144. The Company covenants that it shall file any reports required to be filed by it under the Securities Act and the Exchange Act and shall take such further action as the Holders may reasonably request, all to the extent required from time to time to enable such holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

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Article 6

MISCELLANEOUS

6.1 Notices. Any notice or communication under this Agreement must be in writing and given by (a) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person or by courier service providing evidence of delivery, or (c) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third (3rd) Business Day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed to the parties as follows:

If to the Company:

[    ]

384 Rue Saint-Jacques #300 Montreal, Quebec H2Y 1S1
Attention: ***
E-mail: ***

with a copy (which shall not constitute notice) to:

Greenberg Traurig, LLP

One Vanderbilt Ave

New York, NY 10017

Attention: ***

Email: ***

If to the Sponsor:

Viking Acquisition Sponsor I, LLC

900 Third Avenue, 10th Floor

New York, NY, 10022

Attention: ***

Email: ***

with a copy (which shall not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP

901 15th Street NW, Suite 1200

Washington, DC 20005

Attention: ***

Email: ***

If to any Holder, at such Holder’s address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) calendar days after delivery of such notice as provided in this Section 6.1.

6.2 Assignment; No Third-Party Beneficiaries. This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part. This Agreement and any of the rights, duties and obligations of the Holders hereunder may be freely assigned or delegated, in whole or in part, by such Holder in conjunction with and to the extent of any Transfer of any Registrable Security by any such Holder to a Permitted Transferee(s). This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns and the Holders and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or benefits on any persons that are not party hereto other than as expressly set forth in Section 4 and this Section 6.2. The rights of a Holder under this Agreement may be Transferred, in whole or in part, by such Holder to a Permitted Transferee who acquires or holds any Registrable Security; provided, however, that such Permitted Transferee has executed and delivered to the Company a properly completed agreement to be bound by the terms of this Agreement substantially in form attached hereto as Exhibit A (a “Joinder”), and the Permitted Transferee shall have delivered to the Company no later than five (5) Business Days following the date of the Transfer, written notification of such Transfer setting forth the name of the transferor, the name and address of the Permitted Transferee, and the number of Registrable Securities so Transferred. The execution of a Joinder shall constitute a permitted amendment of this Agreement.

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6.3 Amendments and Modifications. Upon the written consent of the Company and the holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects a Holder, solely in his, her or its capacity as a holder of the securities of the Company, in a manner that is materially different from other Holders (in such capacity) shall require the consent of such Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company.

6.4 Other Registration Rights and Arrangements. The Company represents and warrants that no person, other than a holder of the Registrable Securities has any right to require the Company to register any of the Company’s share capital or capital stock for sale or to include the Company’s share capital or capital stock in any registration filed by the Company for the sale of shares for its own account or for the account of any other person. The Company and the Sponsor hereby terminate the Original RRA, which shall be of no further force and effect and is hereby superseded and replaced in its entirety by this Agreement. The Company shall not hereafter enter into any agreement with respect to its securities that would provide to such holder registration rights on a basis more favorable than the registration rights granted to the Holders in this Agreement or violate the rights granted to the Holders in this Agreement, and in the event of any conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

6.5 Term. This Agreement shall terminate upon the earlier of (a) the fifth (5th) anniversary of the date of this Agreement or (b) the date as of which there shall be no Registrable Securities outstanding; provided further that with respect to any Holder, such Holder will have no rights under this Agreement and all obligations of the Company to such Holder under this Agreement shall terminate upon the date that such Holder no longer holds Registrable Securities.

6.6 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.

6.7 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced. Signatures to this Agreement transmitted via facsimile or e-mail shall be valid and effective to bind the party so signing (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law (e.g., www.docusign.com)).

6.8 Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitutes the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written, including, without limitation, the Original RRA.

6.9 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT, THE RIGHTS OF THE PARTIES UNDER OR IN CONNECTION HEREWITH OR IN CONNECTION WITH ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND ALL ACTIONS ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION HEREWITH OR THEREWITH (WHETHER AT LAW OR IN EQUITY, WHETHER SOUNDING IN CONTRACT, TORT, STATUTE OR OTHERWISE) SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CHOICE OR CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION.

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6.10 Consent to Jurisdiction; Venue; Service. Each party to this Agreement, by its execution hereof, (a) hereby irrevocably submits to the exclusive jurisdiction and venue of the courts sitting in the State of New York for the purpose of any suit, action or other proceeding described in Section 6.9; (b) hereby waives to the extent not prohibited by applicable law, and agrees not to assert, and agrees not to allow any of its subsidiaries to assert, by way of motion, as a defense or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such suit, action or proceeding brought in one of the above-named courts is improper, or that this Agreement or the subject matter hereof may not be enforced in or by such court; and (c) hereby agrees not to commence or maintain any such action other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action to any court other than one of the above-named courts whether on the grounds of inconvenient forum or otherwise. Each party to this Agreement hereby also (i) consents to service of process in any action described in this Section 6.10 in any manner permitted by New York law, (ii) agrees that service of process made in accordance with clause (i) or made by overnight delivery by a nationally recognized courier service addressed to a party’s address specified pursuant to Section 6.1 shall constitute good and valid service of process in any such action and (iii) waives and agrees not to assert (by way of motion, as a defense or otherwise) in any such action any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process. Notwithstanding the foregoing in this Section 6.10, a party may commence any action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

6.11 WAIVER OF TRIAL BY JURY. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, SUIT, COUNTERCLAIM OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE SPONSOR IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

6.12 Titles and Headings. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.

6.13 Waivers and Extensions. Any party to this Agreement may waive any right, breach or default which such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.

6.14 Remedies Cumulative. In the event that the Company fails to observe or perform any covenant or agreement to be observed or performed under this Agreement, the Holders may proceed to protect and enforce their rights by suit in equity or action at law, whether for specific performance of any term contained in this Agreement or for an injunction against the breach of any such term or in aid of the exercise of any power granted in this Agreement or to enforce any other legal or equitable right, or to take any one or more of such actions, without being required to post a bond. None of the rights, powers or remedies conferred under this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to any other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

[ ]

By:
Name:
Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

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HOLDERS:

VIKING ACQUISITION SPONSOR I, LLC

By:
Name:
Title:

COHEN & COMPANY CAPITAL MARKETS,
a division of Cohen and Company Securities, LC

By:
Name:

[HOLDER]

By:
Name:

[Signature Page to Amended and Restated Registration Rights Agreement]

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EXHIBIT A

Joinder

 This Joinder (“Joinder”) is executed on ________, 20__, by the undersigned (the “New Holder”) pursuant to the terms of that certain Amended and Restated Registration Rights Agreement, dated as of [●], 2026 (the “Agreement”), by and among [ ], a corporation existing under the Canadian Business Corporations Act (formerly known as Viking Acquisition Corp. I, a Cayman Islands exempted corporation) (the “Company”), Viking Acquisition Sponsor I, LLC, a Delaware limited liability company, and the undersigned parties listed under Holder on the signature pages thereto, as such Agreement may be amended, supplemented or otherwise modified from time to time. Capitalized terms used but not defined in this Joinder shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Joinder, the New Holder hereby agrees as follows:

 1. Acknowledgment. New Holder acknowledges that New Holder is acquiring certain equity securities of the Company (the “Shares”) as a transferee of such Shares from a party in such party’s capacity as a holder of Registrable Securities under the Agreement, and after such transfer, New Holder shall be considered a holder of Registrable Securities (a “Holder”) for all purposes under the Agreement.

 2. Agreement. New Holder hereby (a) agrees that the Shares shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if the New Holder were originally a party thereto.

 3. Notice. Any notice required or permitted by the Agreement shall be given to New Holder at the address or facsimile number listed below New Holder’s signature below.

NEW HOLDER:	ACCEPTED AND AGREED:

Print Name:	By:
Name:
By:	Title:

Address:

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Exhibit 10.4

LOCK-UP AGREEMENT

[Closing Date]

VIKING ACQUISITION CORP. I
900 Third Avenue, 18th Floor

New York, NY

Re:	Lock-Up Agreement

Ladies and Gentlemen:

 This letter (this “Letter Agreement”) is being delivered to you in accordance with that certain Business Combination Agreement (the “BCA”), dated as of April 16, 2026, entered into by and among Viking Acquisition Corp. I, a Cayman Islands exempted corporation (including following its continuation from the Cayman Islands to Canada, the “Acquiror”), Viking NS Amalgamation Corp.,, a corporation existing under the Canadian Business Corporations Act and a wholly-owned subsidiary of the Acquiror (“NewCo”), and NorthStar Earth and Space Inc., a corporation existing under the Canadian Business Corporations Act (the “Company”), pursuant to which, among other things, NewCo shall amalgamate with and into the Company (the “Amalgamation”) to form one corporate entity (the “Amalgamated Company”) except that the legal existence of the Company will not cease and Newco will survive the Amalgamation as the Amalgamated Company (the transactions contemplated by the BCA collectively being the “Business Combination”). Capitalized terms used but not otherwise defined herein have the meaning ascribed to such terms in the BCA.

 In order to induce Acquiror to proceed with the Business Combination and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned (the “Securityholder”) hereby agrees with Acquiror as follows:

1. Subject to the exceptions set forth herein, the Securityholder agrees not to, without the prior written consent of the board of directors of Acquiror, (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, any Acquiror Class A common shares (the “Common Shares”) held by it immediately after the effective time of the Amalgamation, any Common Shares issuable upon the exercise of options to purchase Common Shares held by the Securityholder immediately after the effective time of the Amalgamation, or any securities convertible into or exercisable or exchangeable for Common Shares held by the Securityholder immediately after the effective time of the Amalgamation (the “Lock-Up Securities”), (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-Up Securities, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) (the actions specified in clauses (a)-(c), collectively, “Transfer”) until 180 days after the closing date of the Amalgamation (the “Lock-Up Period”), subject to the early release provisions set forth in Section 2 below.

2. The restrictions set forth in Section 1 shall not apply to:

i. in the case of an entity, (A) to another entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the undersigned, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the undersigned or affiliates of the undersigned or who shares a common investment advisor with the undersigned or (B) as part of a distribution to members, partners or shareholders of the undersigned;

ii. in the case of an individual, Transfers by gift to members of the individual’s immediate family (as defined below) or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization;

iii. in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;

iv. in the case of an individual, Transfers by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement;

v. in the case of an individual, Transfers to a partnership, limited liability company or other entity of which the undersigned and/or the immediate family (as defined below) of the undersigned are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

vi. in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

vii. in the case of an entity, Transfers by virtue of the laws of the jurisdiction of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

viii. transactions relating to Common Shares or other securities convertible into or exercisable or exchangeable for Common Shares acquired in open market transactions after the effective time of the Amalgamation, provided, that no such transaction is required to be, or is, publicly announced (whether on Form 4, Form 5 or otherwise, other than a required filing on Schedule 13F, 13G or 13G/A) during the Lock-Up Period;

ix. the exercise of stock options or warrants to purchase Common Shares or the settlement of stock or unit appreciation rights that are based on, and settled with, Common Shares or the vesting of stock awards of Common Shares and any related transfer of Common Shares to Acquiror in connection therewith (A) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (B) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options, warrants or stock awards, or as a result of the vesting of such Common Shares, it being understood that all Common Shares received upon such exercise, vesting, settlement or transfer will remain subject to the restrictions of this Letter Agreement during the Lock-Up Period;

x. transfers to Acquiror pursuant to any contractual arrangement in effect at the effective time of the Amalgamation that provides for the repurchase by Acquiror or forfeiture of Common Shares or other securities convertible into or exercisable or exchangeable for Common Shares in connection with the termination of the Securityholder’s service to Acquiror;

xi. the entry, by the Securityholder, at any time after the effective time of the Amalgamation, of any trading plan providing for the sale of Common Shares by the Securityholder, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act; provided, however, that such plan does not provide for, or permit, the sale of any Common Shares during the Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period;

xii. transactions in the event of completion of a liquidation, merger, stock exchange or other similar transaction which results in all of Acquiror’s securityholders having the right to exchange their Common Shares for cash, securities or other property; and

xiii. transactions to satisfy any U.S. federal, state, or local income tax obligations of the Securityholder (or its direct or indirect owners) arising from a change in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or the U.S. Treasury Regulations promulgated thereunder (the “Regulations”) after the date on which the BCA was executed by the parties, and such change prevents the Amalgamation from qualifying as a “reorganization” pursuant to Section 368 of the Code (and the Amalgamation does not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Regulations taking into account such changes), in each case solely and to the extent necessary to cover any tax liability as a direct result of the transaction,

2

provided, however, that (A) in the case of clauses (i) through (vii), these permitted transferees must enter into a written agreement, in substantially the form of this Letter Agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the Securityholder and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions. For purposes of this paragraph, “immediate family” shall mean a spouse, domestic partner, child (including by adoption), father, mother, brother or sister, in each case, of the undersigned, and lineal descendant (including by adoption) of the undersigned or of any of the foregoing persons; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended.

Notwithstanding anything in this Agreement to the contrary, it is understood and agreed that Acquiror, with the approval of the board of directors of the Acquiror, shall be entitled to release any Securityholder from any or all of its obligations hereunder, provided, however, that if one Securityholder is released, the other Securityholders shall also be similarly released on the same terms and on a pro rata basis to the number of Lock-Up Securities with respect to the released Securityholder.

3. For the avoidance of any doubt, (i) the Securityholder shall retain all of its rights as a shareholder of the Acquiror during the Lock-Up Period, including the right to vote, and to receive any dividends, distributions, or other entitlements in respect of, any Lock-Up Securities.

4. If any Transfer is made or attempted contrary to the provisions of this Letter Agreement, such purported Transfer shall be null and void ab initio, and Acquiror and any duly appointed transfer agent shall refuse to make any such Transfer or recognize any such purported transferee of the Lock-Up Securities as an equity holder of Acquiror for any purpose.

5. During the Lock-Up Period, stop transfer orders shall be placed against the Lock-Up Securities and each certificate or book entry position statement evidencing any Lock-Up Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP LETTER AGREEMENT, DATED AS OF [●], 2026, DELIVERED BY THE ISSUER’S SECURITY HOLDER NAMED THEREIN. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

6. This Letter Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by the undersigned (i) Securityholder and (ii) Acquiror.

7. No party hereto may assign either this Letter Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other party. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Letter Agreement shall be binding on the Securityholder and each of its respective successors, heirs and assigns and permitted transferees.

8. This Letter Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereto (a) all agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Letter Agreement shall be brought and enforced in any state or federal court located in the State of New York, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (b) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.

9. This Letter Agreement shall terminate on the expiration of the Lock-up Period.

[Signature Pages Follow]

3

SECURITYHOLDER:

Print Name of Securityholder:

[NAME]

Sign Below:

If a non-individual Securityholder:

Name of Signatory: [SIGNATORY]

Title of Signatory:

Securityholder notice details:

Name of Registered Securityholder:	[Name]

Address:	[Address]

Attention:	[Name]

Telephone:	[Telephone]

Email:	[Email]

[Signature Page to Lock-Up Agreement]

Exhibit 10.5

Execution Copy

FORM OF SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of April 16, 2026 by and among Viking Acquisition Corp. I, a Cayman Islands exempted company (the “Company”), NorthStar Earth and Space Inc., a corporation existing under the Canada Business Corporations Act (the “Target”), Viking Acquisition Sponsor I, LLC, a Delaware limited liability company (“Sponsor”) and the purchaser identified on the signature pages hereto (including its successors and assigns, the “Purchaser”).

WHEREAS, substantially concurrently with the execution of this Agreement, the Company, the Target and Viking NS Amalgamation Corp., a corporation existing under the Canada Business Corporations Act and a direct wholly owned subsidiary of the Company (“Merger Sub”), entered into a Business Combination Agreement, dated as of even date herewith (the “Business Combination Agreement”), providing for, among other things, the implementation of a plan of arrangement under Section 192 of the Canada Business Corporations Act (the “Plan of Arrangement”) pursuant to which, among other things, Merger Sub shall amalgamate with and into the Target (the “Amalgamation”) to form one corporate entity, except that the legal existence of Merger Sub will not cease and Merger Sub will survive the Amalgamation and, as a result of which, the Target will become a direct, wholly owned subsidiary of the Company;

WHEREAS, prior to the Closing (and as more fully described in the Business Combination Agreement), the Company will continue from the Cayman Islands to Canada as a Canadian corporation in accordance with the Canada Business Corporation Act and the Cayman Islands Companies Law (2020 Revision) (the “Continuation”, and together with the Amalgamation and the other transactions contemplated by the Business Combination Agreement, the “Transactions”), and in connection therewith the Company shall change its name to a name reasonably determined by the Target;

WHEREAS, in connection with the Transactions, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(a)(2) of the Securities Act (as defined below), the Target desires to issue and sell to the Purchaser, and the Purchaser desires to purchase from the Target, securities of the Target as more fully described in this Agreement; and

WHEREAS, upon completion of the Transactions, subject to the terms and conditions set forth in this Agreement and the Plan of Arrangement, the securities of the Target acquired pursuant to the terms of this Agreement will be exchanged into securities of the Company as more fully described in this Agreement;

WHEREAS concurrently with the execution and delivery of this Agreement, the Company and the Target have entered into securities purchase agreements with certain other investors pursuant to which such other investors have agreed to purchase, and the Target has agreed to sell to such other investors, securities in an aggregate amount, inclusive of the purchases under this Agreement, of $30,000,000 (the “PIPE Financing”); and

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company, the Target, Sponsor and the Purchaser agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement the following terms have the meanings set forth in this Section 1.1:

“Action” means any action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the applicable party, threatened against or affecting the applicable party or any of its properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign).

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“AMF” means the Autorité des marchés financiers of Quebec.

“Ancillary Document” or “Ancillary Documents” shall have the meaning ascribed to such term in the Business Combination Agreement.

“Board of Directors” means the board of directors of the Company.

“Business Combination Agreement” shall have the meaning ascribed to such term in the recitals.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in New York, NY or Montreal, Quebec are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home,” “shelter-in-place,” “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any Governmental Authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York are generally open for use by customers on such day.

“Canadian securities laws” means the applicable securities laws in each of the provinces and territories of Canada, and the respective regulations and rules under such laws together with applicable published rules, policy statements, blanket rulings and orders, instruments, rulings and notices of the regulatory authorities in such provinces and territories.

“Class A Ordinary Shares” means the Class A ordinary shares of the Company, par value $0.0001 per share.

“Closing” means the closing of the purchase and sale of the Securities pursuant to Section 2.1.

“Closing Date” means the Transactions are consummated, and all conditions precedent to (i) the Purchaser’s obligations to pay the Purchase Price and (ii) the Target’s and the Company’s obligations to deliver the Securities, in each case, have been satisfied or waived.

“Common Shares” means, following the Amalgamation, the common shares of the Company, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Commission” means the United States Securities and Exchange Commission.

“Company Securities” means the Common Shares, the New Warrants, and the Common Shares underlying the New Warrants.

“Company Material Adverse Effect” means any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences has had a materially adverse effect on the legal authority and ability of the Company to comply with the terms of this Agreement, including the issuance and sale of the Securities; provided, however, that no change or effect related to any of the following, alone or in combination, shall be taken into account in determining whether a Company Material Adverse Effect has occurred: (i) the announcement of the Business Combination Agreement, this Agreement or any other Ancillary Document and consummation of the transactions contemplated hereby and thereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Company, Merger Sub or the Target; (ii) the taking of any action required by the Business Combination Agreement, this Agreement or any other Ancillary Document; (iii) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate; (iv) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions; (v) the percentage of SPAC Shareholder Redemptions; (vi) any breach of any covenants, agreements or obligations of the Purchaser or any other investor in the PIPE Financing, under this Agreement or other similar agreement related to financing the Company or the Target (including any breach of such Person’s obligations to fund any amounts thereunder when required); (vii) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement; or (viii) any change in interest rates or economic, political, business or financial market conditions generally.

“Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any Indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

“Effectiveness Date” means the first date on which (a) the initial Registration Statement has been declared effective by the Commission registering the resale of all of the Company Securities purchased hereunder or (b) all of the Company Securities purchased hereunder have been sold pursuant to Rule 144 or may be sold pursuant to Rule 144 (but with no volume or other restrictions or limitations including as to manner or timing of sale or current public information requirements).

“Escrow Account” means the escrow account to be established by the Escrow Agent into which the Purchaser shall deposit the Purchase Price.

“Escrow Agent” means Continental Stock Transfer & Trust Company.

“Escrow Agreement” means the escrow agreement to be entered into by and among the Company, Target, Purchaser and Escrow Agent pursuant to which the Purchaser shall deposit Purchase Price with the Escrow Agent to be applied to the transactions contemplated hereunder, in such form as the Company, Target and the Escrow Agent may agree prior to Closing.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” has the meaning ascribed to such term in the Business Combination Agreement.

“GAAP” shall mean generally accepted accounting principles in the United States of America.

“Governmental Authority” means any nation, state, provincial, county, city, town, village, district, or other political jurisdiction of any nature, federal, state, provincial, local, municipal, foreign, or other government, governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), multi-national organization or body; or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature or instrumentality of any of the foregoing, including any entity or enterprise owned or controlled by a government or a public international organization or any of the foregoing.

“Indebtedness” of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including, without limitation, “capital leases” in accordance with GAAP) (other than trade payables entered into in the ordinary course of business consistent with past practice), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with GAAP, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above.

“Investor Presentation” means the PowerPoint presentation dated April 16, 2026 detailing the transactions contemplated by the Business Combination Agreement.

“Law” means any federal, state, provincial, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, order or consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Losses” means losses, liabilities, obligations, claims, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation.

“New Warrants” means, following Amalgamation, warrants to purchase Common Shares of the Company, each warrant exercisable for one Common Share at an exercise price of $11.50 per share, on terms identical to the Public Warrants except for any changes reasonably necessary to reflect the Continuation and applicable Canadian securities laws.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“PIPE Financing” shall have the meaning ascribed to such term in the recitals.

“Placement Agent” means Cohen & Company Securities, LLC, acting through its Cohen & Company Capital Markets division.

“Proceeding” means an action, claim, suit, investigation or proceeding, whether commenced or threatened.

“Public Warrants” means, following the Amalgamation, the 7,666,645 warrants to purchase Common Shares of the Company, for $11.50 per share, issued pursuant to the Warrant Agreement in connection with the Company’s initial public offering.

“Purchase Price” shall mean the aggregate amount to be paid for the Securities purchased hereunder pursuant to the terms of this Agreement as set forth across from the Purchaser’s name on Schedule A hereto in U.S. dollars and in immediately available funds.”

“Registration Statement” means a registration statement meeting the requirements set forth in Section 4.10 of this Agreement and covering the resale of the Company Securities by the Purchaser as provided for in Section 4.10 of this Agreement.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such rule.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such rule.

“SEC Guidance” shall have the meaning ascribed to such term in the introductory paragraph to Section 3.1.

“SEC Reports” shall have the meaning ascribed to such term in Section 3.1(m).

“Securities” means the Target Securities and the Company Securities.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“SPAC Shareholder Redemption” shall have the meaning ascribed to such term in the Business Combination Agreement.

“Sponsor” means Viking Acquisition Sponsor I, LLC, a Delaware limited liability company.

“Sponsor Transfer Shares” shall have the meaning ascribed to such term in section 4.11.

“Stock Exchange” means either The Nasdaq Stock Market LLC or the New York Stock Exchange (or any successors to any of the foregoing).

“Target Companies” means the Target and its subsidiaries.

“Target Material Adverse Effect” means any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences has had a materially adverse effect on the legal authority and ability of the Target to comply with the terms of this Agreement, including the issuance and sale of the Securities; provided, however, that no change or effect related to any of the following, alone or in combination, shall be taken into account in determining whether a Target Material Adverse Effect has occurred: (i) the announcement of the Business Combination Agreement, this Agreement or any other Ancillary Document and consummation of the transactions contemplated hereby and thereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Target, Merger Sub or the Target; (ii) the taking of any action required by the Business Combination Agreement, this Agreement or any other Ancillary Document; (iii) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate; (iv) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions; (v) the percentage of SPAC Shareholder Redemptions; (vi) any breach of any covenants, agreements or obligations of the Purchaser or any other investor in the PIPE Financing, under this Agreement or other similar agreement related to financing the Company or the Target (including any breach of such Person’s obligations to fund any amounts thereunder when required); (vii) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement; or (viii) any change in interest rates or economic, political, business or financial market conditions generally.

“Target Securities” means the Target Shares, the Target Warrants, and the Target Shares underlying the Target Warrants.

“Target Shares” means the common shares of the Target.

“Target Warrants” means warrants of the Target, each exercisable for a number of Target Shares equal to the quotient of one divided by the Exchange Ratio.

 “Taxes” means all direct or indirect federal, state, provincial, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges in the nature of a tax, together with any interest and any penalties, additions to tax or additional amounts with respect thereto imposed by a Governmental Authority.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Common Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, the Escrow Agreement, and all exhibits and schedules hereto or thereto.

“Transfer Agent” means Continental Stock Transfer & Trust Company, the current transfer agent of the Company, and any successor transfer agent of the Company.

“Warrant Agent” means Continental Stock Transfer & Trust Company, the current warrant agent of the Company, and any successor warrant agent of the Company.

“Warrant Agreement” means the Public Warrant Agreement, dated as of October 30, 2025, by and between the Company and the Warrant Agent.

ARTICLE 2

PURCHASE AND SALE

2.1 Closing. On the Closing Date, immediately prior to the Amalgamation and in accordance with the Plan of Arrangement as part of the consummation of the Transactions, upon the terms and subject to the conditions set forth herein, the Target agrees to sell, and the Purchaser agrees to purchase, that number of Target Shares (the “Purchased Shares”) obtained by dividing the Purchaser’s aggregate purchase price of $[ ] by the product of (x) $10.00 and (y) the Exchange Ratio. The Target shall provide written notice (which may be via email) to the Purchaser (the “Closing Notice”) that the Target reasonably expects the Closing to occur (and the conditions thereto to be satisfied) on a date specified in the notice (the “Scheduled Closing Date”) not less than five (5) Business Days after the date of the Closing Notice, which Closing Notice shall contain the Target’s wire instructions for the Escrow Account. The failure of the Closing to occur on the Scheduled Closing Date shall not terminate this Agreement or otherwise relieve any party of any of its obligations hereunder. Provided that the Closing Notice is timely delivered in accordance with the foregoing, no later than one (1) Business Day prior to Closing, the Purchaser shall deliver to the Escrow Agent, via wire transfer, immediately available funds equal to the Purchaser’s Purchase Price. At the Closing, the Target shall deliver to the Purchaser its Target Shares as determined pursuant to Section 2.2(a), and the Target and the Purchaser shall deliver the other items set forth in Section 2.2 deliverable at the Closing. Upon satisfaction of the covenants and conditions set forth in Sections 2.2 and 2.3, the Closing shall occur by electronic exchange of documents and signatures and the Target shall deliver to the Escrow Agent any required escrow release notice, duly executed, which shall cause the release of the funds in the Escrow Account to the Target. If this Agreement is terminated prior to the Closing and any funds have already been sent by the Purchaser to the Escrow Account, or the Closing Date does not occur within six (6) Business Days after the Scheduled Closing Date specified in the Closing Notice, the Target shall or shall cause the Escrow Agent to promptly (but not later than eight (8) Business Days after the Scheduled Closing Date specified in the Closing Notice), return the funds delivered by the Purchaser for payment of the Purchaser’s Purchase Price by wire transfer in immediately available funds to the account specified in writing by the Purchaser (provided, that the failure of the Closing Date to occur within such eight (8) Business Day period and the return of the relevant funds shall not relieve the Purchaser from its obligations under this Agreement for a subsequently rescheduled Closing Date determined by the Target in good faith and indicated to the Purchaser in a timely delivered subsequent Closing Notice).

At the Closing, the Target shall issue to the Purchaser, for no additional consideration, a number of Target Warrants equal to the number obtained by dividing the Purchaser’s aggregate purchase price of $[ ] by $10 (not taking into account any reduction in such purchase price due to the purchase of Reduction Shares (as defined below)).

At the Amalgamation Effective Time (as defined in the Business Combination Agreement), pursuant to the Amalgamation, each Purchased Share shall be exchanged for that number of Common Shares equal to the Exchange Ratio, and each Target Warrant shall be exchanged for one New Warrant.

Notwithstanding anything to the contrary contained in this Agreement, if Purchaser owns or acquires ownership of Class A Ordinary Shares in the open market or in privately negotiated transactions with third parties (along with any related rights to redeem or convert such Class A Ordinary Shares in connection with any redemption conducted by the Company in accordance with the Company’s Amended and Restated Memorandum and Articles of Association (“A&R Memo and Articles”) in conjunction with the Closing (the “Redemption”)) prior to the extraordinary general meeting to approve the Transactions and Purchaser does not redeem or convert such Class A Ordinary Shares in connection with the Redemption (including revoking or reversing any previously submitted redemption demand or conversion elections made with respect to such Class A Ordinary Shares) (any such Class A Ordinary Shares, “Non-Redeemed Shares”), and Purchaser notifies the Company and the Target in writing at least two (2) Business Days prior to the anticipated Closing Date that it wishes to apply a specified number of such Non-Redeemed Shares to reduce the number of Purchased Shares it is required to purchase hereunder (the “Reduction Right” and such number of Non-Redeemed Shares, the “Reduction Shares”), the number of Purchased Shares for which Purchaser is obligated and has the right to purchase under this Agreement will be reduced by the number of Reduction Shares and the Purchase Price shall accordingly be reduced by an amount equal to the product of the number of Reduction Shares and $10.00; provided, that (i) promptly upon the Company’s or the Target’s request, Purchaser shall provide the Company and the Target with documentary evidence reasonably requested by the Company or the Target to evidence such Reduction Shares and (ii) the Purchaser agrees that with respect to any such Reduction Shares, it will (A) not sell or otherwise transfer such Reduction Shares prior to the consummation of the Transactions, (B) not vote any Reduction Shares in favor of approving the Transactions and instead submit a proxy abstaining from voting thereon, and (C) to the extent it has the right to have any of its Reduction Shares redeemed for cash in connection with the consummation of the Transactions, not exercise any such redemption rights.

2.2 Deliveries.

(a) On or prior to the Closing Date, the Target (or the Company, as applicable) shall deliver or cause to be delivered to the Purchaser the following:

(i) following the Amalgamation, reasonable evidence of issuance by book entry of the Common Shares and the New Warrants into which the Purchased Shares and Target Warrants have been converted, registered in the name of the Purchaser, and evidence of the effectiveness of the Continuation;

(ii) an email from the Target setting forth the wire transfer instructions of the Target; and

(iii) an amended and restated version of the Warrant Agreement, reflecting the Continuation and the other transactions contemplated by the Business Combination Agreement, and the issuance of the New Warrants purchased hereunder.

(b) On or prior to the Closing Date, the Purchaser shall deliver or cause to be delivered to the Target or the Escrow Agent, as applicable, the Purchaser’s Purchase Price.

2.3 Closing Conditions.

(a) The Closing shall be subject to the satisfaction, or valid waiver in writing by each of the parties hereto, of the conditions that, on the Closing Date:

(i) the Common Shares and the Public Warrants shall have been approved for listing on a Stock Exchange, subject only to official notice of issuance and no suspension of the qualification of the Common Shares and Public Warrants for offering or sale or trading on such Stock Exchange and, to the knowledge of the Company, no initiation or threatening of any proceedings for any of such purposes or delisting, shall have occurred;

(ii) all conditions precedent to the closing of the Transactions set forth in the Business Combination Agreement shall have been satisfied (as determined by the parties to the Business Combination Agreement) or waived in writing by the Person(s) with the authority to make such waiver (other than those conditions which, by their nature, are to be satisfied at the closing of the Transactions pursuant to the Business Combination Agreement including to the extent that any such condition precedent is, or is dependent upon, the consummation of the transactions contemplated hereby), and the closing of the Transactions shall be scheduled to occur substantially concurrently with the Closing; and

(iii) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation which is then in effect and has the effect of making the consummation of the transactions contemplated hereby (including, without limitation, the Continuation) illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby.

(b) The obligation of the Company and the Target to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by the Company of the additional conditions that, on the Closing Date:

(i) except as otherwise provided under Section 2.3(b)(ii), all representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or material adverse effect, which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or material adverse effect, which representations and warranties shall be true and correct in all respects) as of such earlier date), and consummation of the Closing shall constitute a reaffirmation by the Purchaser of each of the representations, warranties and agreements of the Purchaser contained in this Agreement as of the Closing Date, but without giving effect to consummation of the Transactions, or as of such earlier date, as applicable;

(ii) the representations and warranties of the Purchaser contained in Section 3.2(q) of this Agreement shall be true and correct at all times on or prior to the Closing Date, and consummation of the Closing shall constitute a reaffirmation by the Purchaser of such representations and warranties;

(iii) the Purchaser shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it at or prior to the Closing; and

(iv) the delivery by the Purchaser of the items set forth in Section 2.2(b) of this Agreement.

(c) The obligation of the Purchaser to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by the Purchaser of the additional conditions that, on the Closing Date:

(i) all representations and warranties of the Company, the Target and the Sponsor contained in this Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, Target Material Adverse Effect or Company Material Adverse Effect, which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, Target Material Adverse Effect or Company Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such earlier date), and consummation of the Closing shall constitute a reaffirmation by the Company of each of the representations, warranties and agreements of the Company contained in this Agreement as of the Closing Date, but without giving effect to consummation of the Transactions, or as of such earlier date, as applicable;

(ii) each of the Company and the Target shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it at or prior to the Closing;

(iii) no amendment or modification of the Business Combination Agreement shall have occurred that would reasonably be expected to materially and adversely affect the economic benefits that the Purchaser would reasonably expect to receive under this Agreement without having received Purchaser’s prior written consent (not to be unreasonably withheld, conditioned or delayed); and

(iv) the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. Except as set forth in any SEC Reports filed or submitted on or prior to the date hereof, or on or prior to the Closing Date, as applicable, the Company represents and warrants to the Purchaser, as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a specified date, as of such date):

(a) The Company (i) is validly existing and in good standing under the laws of the jurisdiction of incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Agreement and the other Transaction Documents, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect.

(b) As of the Closing Date, the Company Securities will be duly authorized and, when issued, paid for and delivered in accordance with the applicable Transaction Documents, will be validly issued, fully paid and non-assessable, free and clear of all liens or other restrictions (other than those arising under the Transaction Documents, the Organizational Documents of the Company or applicable securities laws), and will not have been issued in violation of any preemptive or similar rights created under the Company’s Organizational Documents (as adopted on the Closing Date) or the laws of its jurisdiction of incorporation.

(c) This Agreement and the other Transaction Documents has been duly authorized, validly executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by the Purchaser of this Agreement and the other Transaction Documents to which they are a party and the due authorization, execution and delivery of the same by all other parties to any Transaction Document, this Agreement and the other Transaction Documents shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(d) Assuming the accuracy of the representations and warranties of the Purchaser set forth in Section 3.2 of this Agreement, the execution and delivery of this Agreement and the other Transaction Documents, the issuance and sale of the Company Securities hereunder, the compliance by the Company with all of the provisions hereof and thereof and the consummation of the transactions contemplated herein and therein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, (ii) the Organizational Documents of the Company, or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Company Material Adverse Effect.

(e) Assuming the accuracy of the representations and warranties of the Purchaser set forth in Section 3.2 of this Agreement, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, provincial, local or other Governmental Authority, self-regulatory organization or other person in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents (including, without limitation, the issuance of the Company Securities), other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement pursuant to Section 4.10 of this Agreement or of a prospectus in Canada, (iii) filings required by the Commission, the AMF or any similar securities commission, (iv) filings required by the Stock Exchange, including with respect to obtaining shareholder approval, (v) filings and approvals required to consummate the Transactions as provided under the Business Combination Agreement, including those required in connection with the Continuation, (vi) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, and (vii) those filings, the failure of which to obtain would not have a Company Material Adverse Effect.

(f) Except for such matters as have not had and would not have a Company Material Adverse Effect, there is no (i) Action, Proceeding or arbitration before a Governmental Authority or arbitrator pending, or, to the knowledge of the Company, threatened in writing against the Company or (ii) judgment, decree, injunction, ruling or order of any Governmental Authority or arbitrator outstanding against the Company.

(g) Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 3.2 of this Agreement, no registration under the Securities Act or any state securities (or Blue Sky) laws is required for the offer and sale of the Company Securities by the Company to the Purchaser.

(h) Neither the Company nor any person acting on its behalf has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Company Securities. The Company Securities are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, any state securities laws, or, if applicable, any Canadian securities laws. Neither the Company nor any person acting on the Company’s behalf has, directly or indirectly, at any time within the past six (6) months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would cause the offering of the Company Securities pursuant to this Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act or any applicable shareholder approval provisions. Neither the Company nor any person acting on the Company’s behalf has offered or sold any securities, or has taken any other action, which would reasonably be expected to subject the offer, issuance or sale of the Company Securities, as contemplated hereby, to the registration provisions of the Securities Act.

(i) Except as would not reasonably be expected to be material to the Company, the Company is in all material respects in compliance with applicable provisions of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations thereunder; and no material weaknesses have been identified that have not been disclosed to the Purchaser.

(j) As of the Closing Date, the Common Shares and the Public Warrants will be eligible for clearing through The Depository Trust Company (“DTC”), through its Deposit/Withdrawal At Custodian (DWAC) system, and the Company is eligible and participating in the Direct Registration System (DRS) of DTC with respect to the Common Shares and the Public Warrants. The Company’s Transfer Agent is a participant in DTC’s Fast Automated Securities Transfer Program.

(k) [reserved].

(l) As of their respective filing dates, or, if amended, as of the date of such amendment, which shall be deemed to supersede such original filing, all reports required to be filed by the Company with the Commission (the “SEC Reports”) complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, or, if amended, as of the date of such amendment, which shall be deemed to supersede such original filing, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no material outstanding or unresolved comments in comment letters received by the Company from the staff of the Division of Corporation Finance of the Commission with respect to any of the SEC Reports. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing, or, if amended, as of the date of such amendment, which shall be deemed to supersede such original filing, and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. Notwithstanding the foregoing, this representation and warranty shall not apply to any statement or information in the SEC Reports that relates or arises from the topics referenced in the SEC Guidance, and any restatement, revision or other modification to the SEC Reports (including any financial statements contained therein) relating to or arising from the SEC Guidance shall not be deemed material noncompliance for purposes of this Agreement or the other Transaction Documents.

(m) As of the date hereof, the authorized share capital of the Company is $22,100 divided into 200,000,000 Class A Ordinary Shares, 20,000,000 Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Ordinary Shares”) and 1,000,000 preference shares of a par value of $0.0001 (the “Preference Shares”). As of the date hereof and immediately prior to the Continuation and prior to giving effect to the Closing and the Transactions: (i) 23,660,000 Class A Ordinary Shares, 7,666,667 Class B Ordinary Shares and no Preference Shares were issued and outstanding; and (ii) 7,666,645 warrants, each exercisable to purchase one Class A Ordinary Share at $11.50 per share, and 219,998 private placement warrants, each exercisable to purchase one Class A Ordinary Share at $11.50 per share (together “Outstanding Warrants”), were issued and outstanding. No Outstanding Warrants are exercisable on or prior to the closing of the Transactions. All (A) issued and outstanding Ordinary Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to preemptive rights; and (B) Outstanding Warrants have been duly authorized and validly issued, are fully paid and are not subject to preemptive rights. As of the date hereof, except as set forth above and pursuant to the Business Combination Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Ordinary Shares or other equity interests in the Company (collectively, “Equity Interests”) or securities convertible into or exchangeable or exercisable for Equity Interests. Except as set forth in the Business Combination Agreement, as of the date hereof, the Company has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any Equity Interests, other than (A) as set forth in the SEC Reports and (B) as contemplated by the Business Combination Agreement. Except as described in the SEC Reports, there are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Company Securities.

(n) The issued and outstanding Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on the New York Stock Exchange under the symbol “VACI.” The issued and outstanding Public Warrants are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on the New York Stock Exchange under the symbol “VACI.WS.” Except as set forth in the SEC Reports or as contemplated by the Business Combination Agreement: (i) there is no suit, Action, Proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by the Stock Exchange or the Commission with respect to any intention by such entity to deregister the Class A Ordinary Shares or the Public Warrants or prohibit or terminate the listing of the Class A Ordinary Shares or the Public Warrants on the Stock Exchange; (ii) no suspension of trading in or listing of the Class A Ordinary Shares or the Public Warrants is pending or, to the knowledge of the Company, threatened; and (iii) the Company has taken no action that is designed to terminate the registration of the Class A Ordinary Shares or the Public Warrants under the Exchange Act. Following the Continuation and upon consummation of the Transactions, the Common Shares and the Public Warrants are expected to be registered under the Exchange Act and listed for trading on the Stock Exchange.

(o) To the knowledge of the Company, the Company is not, and immediately after receipt of payment for the Company Securities and consummation of the Transactions, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(p) Neither the Company nor, to the knowledge of the Company, any agent or other person acting on behalf of the Company has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company (or made by any person acting on its behalf of which the Company is aware) which is in violation of law, (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any other applicable anti-bribery or anti-corruption law, or (v) to the knowledge of the Company, is owned or controlled by any person that is the subject of sanctions administered by the U.S. Office of Foreign Assets Control or any other applicable sanctions authority.

(q) The Company’s accounting firm is WithumSmith+Brown, PC. To the knowledge and belief of the Company, such accounting firm is a registered public accounting firm as required by the Exchange Act.

(r) There are no disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants and lawyers formerly or presently employed by the Company and the Company is current with respect to any fees owed to its accountants and lawyers which could affect the Company’s ability to perform any of its obligations under any of the Transaction Documents.

(s) The Company acknowledges and agrees that the Purchaser is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that the Purchaser is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by the Purchaser or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchaser’s purchase of the Company Securities. The Company further represents to the Purchaser that the Company’s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(t) The Company has not, and to its knowledge no one acting on its behalf has, taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Company Securities.

(u) The Company acknowledges that the Purchaser and the Placement Agent will rely on the acknowledgments, understandings, agreements, representations and warranties of the Company contained in this Agreement or any agreements or documents issued in connection herewith; provided, however, that the foregoing clause of this clause (v) shall not give the Purchaser or the Placement Agent any rights other than those expressly set forth herein. Prior to the Closing, the Company agrees to promptly notify the Purchaser and, until the Effectiveness Date, the Placement Agent if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Company set forth herein are no longer accurate in all material respects, whether before or after the Closing Date and until the earlier of (i) the Effectiveness Date and (ii) the date on which all Securities have been sold pursuant to an effective Registration Statement or Rule 144. The Company acknowledges and agrees that the sale by the Company of Company Securities to the Purchaser will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by Company as of the time of such purchase.

(v) The Company has not entered into any side letter or similar agreement with any other investor in the PIPE Financing that provides such investor with terms that are materially more favorable than those set forth in this Agreement with respect to the economic terms of the Securities, without providing the Purchaser with substantially equivalent terms. The Company represents and warrants that this Agreement, together with the other Transaction Documents, represents the entirety of the agreements between the Company, the Target and the Purchaser with respect to the subject matter hereof, and there are no side letters or other agreements between the Company or the Target and the Purchaser relating to the transactions contemplated hereby that have not been disclosed to all other investors in the PIPE Financing. For the avoidance of doubt, the foregoing shall not apply to, and shall not be deemed to be violated by, any side letter or similar agreement relating to (a) lock-up undertakings by any investor with respect to such investor’s investment in the PIPE Financing, (b) the transfer to any investor of (i) securities of the Company by existing securityholders of the Company (including the Sponsor), which may be effectuated as a forfeiture to the Company and reissuance (including pursuant to Section 4.11 of this Agreement), or (ii) securities to be issued to the direct or indirect securityholders of the Target pursuant to the Business Combination Agreement, or (c) any other arrangements that do not affect the economic terms of the Securities issued to such investor in the PIPE Financing.

(w) Each of the Company and the Target is in compliance in all material respects with all applicable Laws, including, without limitation, applicable U.S. federal and state securities laws and applicable Canadian securities laws. Neither the Company nor the Target has received any written notice of any material violation of any applicable Law that has not been cured or resolved.

(x) Except for the fees and commissions payable to the Placement Agent (which shall be the sole responsibility of the Target as set forth herein), neither the Company nor the Target has incurred any obligation to pay any brokerage commission, finder’s fee or similar payment to any broker, finder, financial advisor or other intermediary in connection with the transactions contemplated by the Transaction Documents. The Company agrees to indemnify and hold harmless the Purchaser from and against any claims, losses or liabilities arising from any such obligations incurred by the Company or the Target (other than with respect to the Placement Agent).

(y) Neither the Company nor the Target (i) has filed a petition in bankruptcy, (ii) had filed against it an involuntary petition in bankruptcy that has not been dismissed within sixty (60) days of filing, (iii) made a general assignment for the benefit of creditors, (iv) had a receiver, trustee, liquidator or similar official appointed for it or any substantial part of its properties or assets, or (v) taken or had taken against it any action under any applicable insolvency, bankruptcy, reorganization, moratorium or similar law for the relief of debtors.

(z) Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Company Material Adverse Effect, the Company (i) has made or filed all United States federal, state, and local income and all foreign income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and no audit or examination of the Company is pending or, to the knowledge of the Company, threatened.

(aa) No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (each, a “Disqualification Event”) is applicable to the Company or, to the Company’s knowledge, any Company covered person, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or Rule 506(d)(3) is applicable.

3.2 Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a specified date, as of such date):

(a) The Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of its jurisdiction of formation or incorporation with the requisite power and authority to enter into and perform its obligations under the Transaction Documents.

(b) Each Transaction Document to which it is a party has been duly authorized, executed and delivered by the Purchaser, and assuming the due authorization, execution and delivery of the same by the Company and the Target, each Transaction Document to which the Purchaser is a party shall constitute the valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(c) The execution, delivery and performance of the Transaction Documents, including the purchase of the Securities hereunder, the compliance by the Purchaser with all of the provisions of the Transaction Documents and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Purchaser pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Purchaser is a party or by which the Purchaser is bound or to which any of the property or assets of the Purchaser is subject; (ii) the Organizational Documents of the Purchaser; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Purchaser or any of its properties that in the case of clauses (i) and (iii), would reasonably be expected to have a material adverse effect on the Purchaser’s ability to consummate the transactions contemplated by the Transaction Documents, including the purchase of the Securities.

(d) At the time the Purchaser was offered the Securities, it was, and as of the date hereof it is (i) an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), satisfying the applicable requirements set forth on Annex A hereto, (ii) acquiring the Securities only for its own account and not for the account of others, or if the Purchaser is subscribing for the Securities as a fiduciary or agent for one or more investor accounts, each owner of such account is an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and the Purchaser has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) not acquiring the Securities with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company and the Target with the requested information on Annex A following the signature page hereto). Purchaser is not an entity formed for the specific purpose of acquiring the Securities, unless such newly formed entity is an entity in which all of the equity owners are accredited investors. Purchaser is aware that neither the Company nor the Target is relying specifically on the safe harbor from the registration requirements of the Securities Act provided by Regulation D under the Securities Act, and neither the Company nor the Target will file a Form D under the Securities Act with respect to the offer and sale of the Securities.

(d.1) At the time Purchaser was offered the Securities, it was, and as of the date hereof, the Purchaser (i) is and as of the Closing Date, will be purchasing the Securities as principal for Purchaser’s own account, not for the benefit of any other person, for investment only and not acquiring the Securities with a view to, or for offer or sale in connection with, any distribution thereof in violation of Canadian securities laws, (ii) is a resident in or otherwise subject to the securities laws of the jurisdiction set out as “Address for Notice to Purchaser” on the signature page hereto, being the Cayman Islands, (iii) is not an individual and is an “accredited investor” (as such term is defined in National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators (“NI 45-106”) or Section 73.3 of the Securities Act (Ontario), as applicable, and partially reproduced in Annex B hereto, and the Purchaser has checked the applicable subparagraph in Annex B attached hereto indicating that Purchaser satisfies one of the categories of “accredited investor” set out therein), (iv) was not created or used solely to purchase or hold securities as an accredited investor, and (v) is a “permitted client” as defined in Section 1.1 of National Instrument 31-103 – Registration Requirements, Exemptions and Ongoing Registrant Obligations.

(d.2) The Purchaser, if not a resident of Canada or the United States, is purchasing the Securities in compliance with the securities law of the jurisdiction where the Purchaser is a resident.

(e) The Purchaser acknowledges and agrees that the Securities are being offered in a transaction not involving any public offering within the meaning of the Securities Act or applicable Canadian securities laws and that the Securities have not been registered under the Securities Act or the securities laws of any state in the United States or other jurisdiction or qualified by prospectus under applicable Canadian securities laws and that the Company is not required to register the Securities except as set forth in Section 4.10 of this Agreement. The Purchaser acknowledges and agrees that the Securities may not be offered, resold, transferred, pledged or otherwise disposed of by the Purchaser under applicable Canadian securities laws or absent an effective registration statement under the Securities Act, except with respect to the Securities Act, (i) to the Company or a subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act (including without limitation a private resale pursuant to so called “Section 4(a)1½”), or (iii) an ordinary course pledge such as a broker lien over account property generally, and, in each of clauses (i)-(iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States or other jurisdictions, and that any certificates or account entries representing the Securities shall contain a restrictive legend to such effect. The Purchaser acknowledges and agrees that the Securities will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, the Purchaser may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Securities and may be required to bear the financial risk of an investment in the Securities for an indefinite period of time. The Purchaser acknowledges and agrees that the Securities will not be immediately eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act until at least one year from the date the Company files a Current Report on Form 8-K following the closing date of the Transactions that includes the “Form 10” information required under applicable Commission rules and regulations. The Purchaser acknowledges and agrees that the Company is not a “reporting issuer”, in any jurisdiction of Canada, that the Purchased Shares are subject to statutory resale restrictions under applicable Canadian securities laws of the province in which Purchaser resides (as applicable) and under other applicable Canadian securities laws, which resale restrictions may apply outside of Canada, the Securities may not be resold, transferred, pledged or otherwise disposed of by Purchaser in Canada or to a Canadian investor absent the qualification of such Securities by prospectus or an exemption from, or not being subject to, the prospectus requirements of applicable Canadian securities laws. The Purchaser acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Securities.

(f) The Purchaser understands and agrees that it is purchasing the Purchased Shares and the Target Warrants directly from the Target. The Purchaser further acknowledges that there have not been, and the Purchaser hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to the Purchaser by or on behalf of the Company, the Target, the Placement Agent, the Sponsor, any of their respective Affiliates or any control persons, officers, directors, employees, partners, agents or representatives, any other party to the Transactions or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company and the Target set forth in this Agreement. The Purchaser agrees that none of (i) any other Purchaser (including the controlling persons, members, officers, directors, partners, agents, or employees of any such other Purchaser), (ii) the Placement Agent, its Affiliates or any of its or its Affiliates’ control persons, officers, directors or employees, (iii) the Sponsor, its Affiliates (other than the Company), or any of its or its’ Affiliates respective control persons, officers, directors or employees or (iv) any other party to the Business Combination Agreement, including any such party’s representatives, Affiliates or any of its or their control persons, officers, directors or employees, that is not a party hereto, shall be liable to the Purchaser pursuant to this Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Securities.

(g) In making its decision to purchase the Securities, the Purchaser has relied solely upon independent investigation made by the Purchaser and the Company’s and the Target’s representations in Sections 3.1 and Section 3.3, respectively, of this Agreement. The Purchaser acknowledges and agrees that the Purchaser has received such information as the Purchaser deems necessary in order to make an investment decision with respect to the Securities, including with respect to the Company, the Target Companies and the Transactions, and made its own assessment and is satisfied concerning the relevant financial, tax and other economic considerations relevant to the Purchaser’s investment in the Securities. Without limiting the generality of the foregoing, the Purchaser acknowledges that it has reviewed the Company’s filings with the Commission. The Purchaser represents and agrees that the Purchaser and the Purchaser’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Purchaser and the Purchaser’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Securities. The Purchaser acknowledges that certain information provided by the Company and the Target was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The Purchaser further acknowledges that the information provided to the Purchaser was preliminary and subject to change, including in the registration statement and the proxy statement and/or prospectus that the Company intends to file with the Commission in connection with the Transactions (which will include substantial additional information about the Company, the Target Companies and the Transactions and will update and supersede the information previously provided to the Purchaser). The Purchaser acknowledges and agrees that none of the Placement Agent, the Sponsor or any of their Affiliates or any of such Person’s or its Affiliate’s control persons, officers, directors, employees or other representatives, legal counsel, financial advisors, accountants or agents (collectively, “Representatives”) has provided the Purchaser with any information, recommendation or advice with respect to the Securities nor is such information, recommendation or advice necessary or desired. None of the Placement Agent, the Sponsor or any of their respective Affiliates or Representatives has made or makes any representation as to the Company or the Target Companies or the quality or value of the Securities. In addition, the Company, the Target, the Sponsor, Placement Agent and their respective Affiliates or Representatives may have acquired non-public information with respect to the Company or the Target Companies which the Purchaser agrees need not be provided to it. In connection with the issuance of the Securities to the Purchaser, none of the Placement Agent, its Affiliates or the Company, the Target, the Sponsor or any of their respective Affiliates or Representatives has acted as a financial advisor or fiduciary to the Purchaser. Purchaser further acknowledges that certain financial information (whether historical, audited, unaudited or otherwise, or in the form of projections) was prepared without the participation of the Placement Agent and that the Placement Agent does not assume responsibility for independent verification of, or the accuracy or completeness of, such information or projections. Purchaser further acknowledges that no disclosure or offering document has been prepared or reviewed by the Placement Agent or any of its Affiliates in connection with the offer and sale of the Securities, and the Placement Agent and its Affiliates and any control persons, officers, directors, employees, partners, agents or representatives of the Placement Agent and its Affiliates have made no independent investigation with respect to the Company or the Target, the Securities, the PIPE Financing or the Transactions or the accuracy, completeness or adequacy of any information supplied to the Placement Agent by the Company or the Target. Purchaser acknowledges that it has not relied on the Placement Agent in connection with its determination as to the legality of its acquisition of the Securities or as to the other matters referred to herein. Purchaser agrees that none of the Placement Agent, nor any of their respective Affiliates or any of their or their respective Affiliates’ control persons, officers, directors or employees, shall be liable to the Purchaser pursuant to this Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Securities. Purchaser further acknowledges that Purchaser has not relied upon the Placement Agent in connection with Purchaser’s due diligence review of the offering of the Securities and of the Company and the Target, and Purchaser will not look to the Placement Agent for all or part of any such Loss or Losses that Purchaser may suffer.

(h) The Purchaser became aware of this offering of the Securities solely by means of direct contact between the Purchaser and the Target or its Affiliates, or by means of contact from the Placement Agent, and Securities were offered to the Purchaser solely by direct contact between the Purchaser and the Target or its Affiliates. The Purchaser did not become aware of this offering of the Securities, nor were the Securities offered to the Purchaser, by any other means. The Purchaser acknowledges that the Target represents and warrants that the Securities (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, any state securities laws, or any Canadian securities laws. If the Purchaser is located in or subject to the securities laws of a province of Canada, the Purchaser acknowledges receipt of the Investor Presentation and that, except for the Investor Presentation, it has not received or been provided with, nor has it requested, nor does it have any need to receive, any offering memorandum (within the meaning of Canadian securities laws), any prospectus, sales or advertising literature, or any other document describing or purporting to describe the Target, the Company, their respective businesses and affairs or the transactions contemplated herein which has been prepared for delivery to, and review by, prospective subscribers in order to assist them in making an investment decision in respect of the Securities.

(i) The Purchaser acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Securities, including those set forth in the SEC Reports. The Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities, and the Purchaser has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as the Purchaser has considered necessary to make an informed investment decision. The Purchaser (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Securities. The Purchaser understands and acknowledges that the purchase and sale of the Securities hereunder meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

(j) The Purchaser has adequately analyzed and fully considered the risks of an investment in the Securities and determined that the Securities are a suitable investment for the Purchaser and that the Purchaser is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Purchaser’s investment in the Target and/or the Company. The Purchaser acknowledges specifically that a possibility of total loss exists.

(k) The Purchaser understands and agrees that no federal, provincial or state agency, securities commission or similar authority has passed upon or endorsed the merits of the offering of the Securities or made any findings or determination as to the fairness of this investment.

(l) The Purchaser is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Purchaser agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Purchaser is permitted to do so under applicable law. If the Purchaser is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Purchaser maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, the Purchaser maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, the Purchaser maintains policies and procedures reasonably designed to ensure that the funds held by the Purchaser and used to purchase the Securities were legally derived. The funds representing the subscription funds to be provided by the Purchaser which will be advanced by the Purchaser hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTFA”).

(m) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company or the Target as a result of the purchase and sale of Securities hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company or the Target from and after the Closing as a result of the purchase and sale of Securities hereunder.

(n) The Purchaser (i) will have sufficient funds to pay the Purchase Price pursuant to Section 2.1 of this Agreement and any expenses incurred by the Purchaser in connection with the transactions contemplated by or in connection with the Transaction Documents; (ii) has the resources and capabilities (financial or otherwise) to perform its obligations under the Transaction Documents; and (iii) has not incurred any obligation, commitment, restriction or liability of any kind, absolute or contingent, present or future, which would impair or adversely affect its ability to perform its obligations under the Transaction Documents.

(o) The Purchaser acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, the Target, the Sponsor, the Placement Agent or any of their respective Affiliates or any of their respective or their respective Affiliates’ control persons, officers, directors, employees, agents or representatives), other than the representations and warranties of the Company and the Target contained in Sections 3.1 and Section 3.3, respectively, of this Agreement, in making its investment or decision to invest in the Company or the Target. The Purchaser agrees that none of (i) any other Purchaser or any other Person participating in any other private placement of Common Shares or New Warrants (including the controlling persons, officers, directors, partners, agents or employees of any such other Person), (ii) the Company, the Target, their respective Affiliates or any of their respective Affiliates’ control persons, officers, directors, partners, agents, employees or representatives, (iii) the Sponsor, its Affiliates or any of its or their respective Affiliates’ control persons, officers, directors, partners, agents, employees or representatives, nor (iv) the Placement Agent, its Affiliates or any of its or their respective control persons, officers, directors, partners, agents, employees or representatives shall be liable to the Purchaser or any other Purchaser pursuant to the Transaction Documents or any other agreement related to a private placement of Securities for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Securities hereunder or thereunder.

(p) No broker or finder is entitled to any brokerage or finder’s fee or commission to be paid by the Purchaser solely in connection with the sale of the Securities to the Purchaser.

(q) [reserved].

(r) [reserved].

(s) Except as expressly disclosed in a Schedule 13D or Schedule 13G (or amendments thereto) filed by the Purchaser with the Commission with respect to the beneficial ownership of the Company’s outstanding securities prior to the date hereof, the Purchaser is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of the Company (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(t) The Purchaser acknowledges that (i) the Company, the Target Companies, the Sponsor and the Placement Agent, and any of their respective Affiliates, control persons, officers, directors, employees, agents or representatives currently may have, and later may come into possession of, information regarding the Company and the Target Companies that is not known to the Purchaser and that may be material to a decision to purchase the Securities, (ii) the Purchaser has determined to purchase the Securities notwithstanding its lack of knowledge of such information, and (iii) none of the Company, the Target Companies, the Sponsor or the Placement Agent or any of their respective Affiliates, control persons, officers, directors, employees, agents or representatives shall have liability to the Purchaser, and the Purchaser hereby, to the extent permitted by law, waives and releases any claims it may have against the Company, the Target Companies, the Sponsor, the Placement Agent and their respective Affiliates, control persons, officers, directors, employees, agents or representatives, with respect to the nondisclosure of such information.

(u) The Purchaser acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to the Company.

(v) Purchaser acknowledges and agrees that the Placement Agent and any of its Affiliates (i) have not made and will not make any representation, whether express or implied, of any kind or character and have not provided any advice or recommendation in connection with the PIPE Financing, the Transactions, the Company, the Target, the quality or value of the Securities, any of the documents furnished pursuant therewith, or the execution, legality, validity or enforceability (with respect to any person) of any thereof, or the business, condition (financial and otherwise), management, operations, properties or prospects of, or any other matter concerning, the Company, the Target, the PIPE Financing or the Transactions; and (ii) may have existing or future business relationships with the Company and the Target (including, but not limited to, lending, depository, risk management, advisory and banking relationships) and will pursue actions and take steps that it deems or they deem necessary or appropriate to protect its or their interests arising therefrom. The Purchaser further acknowledges and agrees that the Company’s and the Target’s respective Affiliates and/or Placement Agent and/or its Affiliates may now or in the future own securities of the Company and may purchase securities in connection with the Transactions.

(w) Purchaser acknowledges and agrees that (i) it has been informed that, in connection with the Transactions, (A) the Placement Agent is acting as the sole placement agent to the Target, (B) the Placement Agent is acting as financial advisor to the Target, and (C) any additional placement agents engaged by the Company or the Target in connection with the PIPE Financing may act as placement agents or advisors to the Company or the Target after the date of this Agreement, (ii) the Placement Agent is not acting as an underwriter or in any other capacity in connection with the PIPE Financing, and (iii) the Placement Agent will receive deferred underwriting commissions in connection with the IPO. Purchaser waives and releases any claim that it or its Affiliates may have against the Placement Agent and its Affiliates and any control persons, officers, directors, employees, partners, agents or representatives of the Placement Agent and its Affiliates with respect to any actual or perceived conflict of interest that may arise from the Placement Agent’s engagements as indicated in the immediately preceding sentence, in the context of the Placement Agent’s engagement by the Target as its placement agent or lead capital markets advisor in connection with the PIPE Financing. The Target is solely responsible for paying any fees or other commission owed to the Placement Agent in connection with the PIPE Financing or the Transactions.

(x) Purchaser acknowledges that Purchaser shall be responsible for any of Purchaser’s tax liabilities that may arise as a result of the transactions contemplated by this Agreement, and that none of the Company, the Placement Agent, the Target, or any of their respective agents or Affiliates has offered Purchaser any tax advice relating to Purchaser’s investment in the Securities, or made any representations, warranties or guarantees, whether written or oral, regarding the tax consequences of Purchaser’s investment in the Securities.

(y) Purchaser acknowledges that the Company, the Target and the Placement Agent will rely on the acknowledgments, understandings, agreements, representations and warranties of Purchaser contained in this Agreement or any agreements or documents issued in connection herewith; provided, however, that the foregoing clause of this clause (y) shall not give the Company, the Target or the Placement Agent any rights other than those expressly set forth herein. Prior to the Closing, Purchaser agrees to promptly notify the Company, the Target and the Placement Agent if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Purchaser set forth herein are no longer accurate in all material respects. Purchaser acknowledges and agrees that the purchase by Purchaser of Securities from the Target will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by Purchaser as of the time of such purchase.

(z) Purchaser agrees that the Placement Agent shall not be liable to it (including in contract, tort, under federal or state securities laws or otherwise) for any action heretofore or hereafter taken or omitted to be taken by any of them in good faith in connection with the Transactions and the purchase and sale of the Securities hereunder or otherwise for all or any part of any Loss or Losses with respect to the Securities that Purchaser may suffer. On behalf of Purchaser and its Affiliates, Purchaser releases the Placement Agent in respect of any Losses related to the Transactions and the purchase and sale of Securities hereunder. Purchaser agrees not to commence any litigation or bring any claim against the Placement Agent in any court or other forum which relates to, may arise out of, or is in connection with, the Transactions and the purchase and sale of the Securities hereunder. This undertaking is given freely and after obtaining independent legal advice. Purchaser, the Target and the Company agree that the obligations of the Placement Agent and any additional placement agent under this Agreement or any other agreement entered into in connection with the PIPE Financing are several and not joint.

3.3 Representations and Warranties of the Target. The Target represents and warrants to the Purchaser, as of the date of this Agreement and as of immediately prior to the Amalgamation (or, if such representations and warranties are made with respect to a specified date, as of such date):

(a) The Target (i) is validly existing and in good standing under the laws of the jurisdiction of incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Agreement and the other Transaction Documents, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Target Material Adverse Effect.

(b) When issued under the Plan of Arrangement, the Target Securities will be duly authorized and, when issued, paid for and delivered in accordance with the applicable Transaction Documents, will be validly issued, fully paid and non-assessable, free and clear of all liens or other restrictions (other than those arising under the Transaction Documents, the Organizational Documents of the Target or applicable securities laws), and will not have been issued in violation of any preemptive or similar rights created under the Organizational Documents of the Target (as adopted on the Closing Date) or the laws of its jurisdiction of incorporation.

(c) This Agreement and the other Transaction Documents has been duly authorized, validly executed and delivered by the Target, and assuming the due authorization, execution and delivery of the same by the Purchaser of this Agreement and the other Transaction Documents to which they are a party and the due authorization, execution and delivery of the same by all other parties to any Transaction Document, this Agreement and the other Transaction Documents shall constitute the valid and legally binding obligation of the Target, enforceable against the Target in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(d) Assuming the accuracy of the representations and warranties of the Purchaser set forth in Section 3.2 of this Agreement, the execution and delivery of this Agreement and the other Transaction Documents, the issuance and sale of the Target Securities hereunder, the compliance by the Target with all of the provisions hereof and thereof and the consummation of the transactions contemplated herein and therein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Target pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Target is a party or by which the Target is bound or to which any of the property or assets of the Target is subject, (ii) the Organizational Documents of the Target, or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Target or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Target Material Adverse Effect.

(e) Assuming the accuracy of the representations and warranties of the Purchaser set forth in Section 3.2 of this Agreement, the Target is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, provincial, local or other Governmental Authority, self-regulatory organization or other person in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents (including, without limitation, the issuance of the Target Securities), other than (i) filings required by applicable state, provincial or federal securities laws, (ii) the filing of the Registration Statement pursuant to Section 4.10 of this Agreement or of a prospectus in Canada, (iii) filings required by the Commission, the AMF or any similar securities commission, (iv) filings required by the Stock Exchange, including with respect to obtaining shareholder approval, (v) filings and approvals required to consummate the Transactions as provided under the Business Combination Agreement, including those required in connection with the Plan of Arrangement, (vi) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, and (vii) those filings, the failure of which to obtain would not have a Target Material Adverse Effect.

(f) Except for such matters as have not had and would not have a Target Material Adverse Effect, there is no (i) Action, Proceeding or arbitration before a Governmental Authority or arbitrator pending, or, to the knowledge of the Target, threatened in writing against the Target or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Target.

(g) Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 3.2 of this Agreement, no registration under the Securities Act or any state securities (or Blue Sky) laws is required for the offer and sale of the Target Securities by the Target to the Purchaser.

(i) Neither the Target nor any person acting on its behalf has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Target Securities. The Target Securities are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Neither the Target nor any person acting on the Target’s behalf has, directly or indirectly, at any time within the past six (6) months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would cause the offering of the Target Securities pursuant to this Agreement to be integrated with prior offerings by the Target for purposes of the Securities Act or any applicable shareholder approval provisions. Neither the Target nor any person acting on the Target’s behalf has offered or sold any securities, or has taken any other action, which would reasonably be expected to subject the offer, issuance or sale of the Target Securities, as contemplated hereby, to the registration provisions of the Securities Act.

(j) The Target is solely responsible for the payment of any fees, costs, expenses and commissions of the Placement Agent and Affiliates of the Target.

(l) To the knowledge of the Target, the Target is not, and immediately after receipt of payment for the Target Securities and consummation of the Transactions, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(m) Neither the Target nor, to the knowledge of the Target, any agent or other person acting on behalf of the Target has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Target (or made by any person acting on its behalf of which the Target is aware) which is in violation of law, (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any other applicable anti-bribery or anti-corruption law or (v) to the knowledge of the Company, is owned or controlled by any person that is the subject of sanctions administered by the U.S. Office of Foreign Assets Control or any other applicable sanctions authority.

(n) There are no disagreements of any kind presently existing, or reasonably anticipated by the Target to arise, between the Target and the accountants and lawyers formerly or presently employed by the Target and the Target is current with respect to any fees owed to its accountants and lawyers which could affect the Target’s ability to perform any of its obligations under any of the Transaction Documents.

(o) The Target acknowledges and agrees that the Purchaser is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Target further acknowledges that the Purchaser is not acting as a financial advisor or fiduciary of the Target (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by the Purchaser or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchaser’s purchase of the Securities. The Target further represents to the Purchaser that the Target’s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Target and its representatives.

(p) The Target has not, and to its knowledge no one acting on its behalf has, taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Target to facilitate the sale or resale of any of the Target Securities.

(q) Target acknowledges that the Purchaser and the Placement Agent will rely on the acknowledgments, understandings, agreements, representations and warranties of Target contained in this Agreement or any agreements or documents issued in connection herewith; provided, however, that the foregoing clause of this clause (v) shall not give the Purchaser or the Placement Agent any rights other than those expressly set forth herein. Prior to the Closing. Target agrees to promptly notify the Purchaser and the Placement Agent if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Target set forth herein are no longer accurate in all material respects. Target acknowledges and agrees that the sale by Target of Target Securities to the Purchaser will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by Target as of the time of such purchase.

(r) Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Target Material Adverse Effect, the Target (i) has made or filed all United States federal, state, local and foreign income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and no audit or examination of the Target or any of its subsidiaries is pending or, to the knowledge of the Target, threatened.

(s) No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (each, a “Disqualification Event”) is applicable to the Target or, to the Target’s knowledge, any Target covered person, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or Rule 506(d)(3) is applicable.

3.4 Representations and Warranties of the Sponsor. The Sponsor represents and warrants to the Purchaser, as of the date of this Agreement and as of immediately prior to the Amalgamation (or, if such representations and warranties are made with respect to a specified date, as of such date):

(a) The Sponsor is duly organized and validly existing under the laws of the jurisdiction of incorporation, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within the Sponsor’s organizational powers and have been duly authorized by all necessary organizational actions on the part of the Sponsor. This Agreement has been duly executed and delivered by the Sponsor and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of the Sponsor, enforceable against the Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the Sponsor.

(b) The Sponsor is the record and beneficial owner (as defined in the Securities Act) of, and has good, valid and marketable title to, all of its Sponsor Transfer Shares, and there exist no liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Sponsor Transfer Shares (other than transfer restrictions under the Securities Act)) affecting any such Sponsor Transfer Shares.

(c) The execution and delivery of this Agreement by the Sponsor does not, and the performance by the Sponsor of its obligations hereunder and the consummation of the transactions contemplated hereby and the Transactions and the other transactions contemplated by the Business Combination Agreement will not constitute or result in, (i) conflict with or result in a violation of the organizational documents of the Sponsor, (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any contract binding upon the Sponsor or the Sponsor Transfer Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Agreement, or (iii) result in the creation of any lien upon any of the properties or assets of Purchaser, to the extent the creation of such lien would prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Agreement.

(d) The Sponsor acknowledges that the Purchaser and the Placement Agent will rely on the acknowledgments, understandings, agreements, representations and warranties of the Sponsor contained in this Agreement or any agreements or documents issued in connection herewith; provided, however, that the foregoing clause of this clause (v) shall not give the Purchaser or the Placement Agent any rights other than those expressly set forth herein. Prior to the Closing, the Sponsor agrees to promptly notify the Purchaser and the Placement Agent if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Sponsor set forth herein are no longer accurate in all material respects. The Sponsor acknowledges and agrees that the transfer of the Sponsor Transfer Shares to the Purchaser will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Sponsor as of the time of such purchase.

ARTICLE 4

OTHER AGREEMENTS OF THE PARTIES

4.1 Transfer Restrictions.

(a) The Securities may only be disposed of in compliance with state, provincial territorial and federal U.S. and Canadian securities laws. In connection with any transfer of Securities other than pursuant to an effective registration statement or Rule 144, to the Target or to an Affiliate of the Purchaser, the Target may require the transferor thereof to provide to the Target an opinion of counsel selected by the transferor and reasonably acceptable to the Target, the form and substance of which opinion shall be reasonably satisfactory to the Target, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act. As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and shall have the rights and obligations of the Purchaser under this Agreement.

(b) Subject to applicable securities laws, including Canadian securities laws, the Purchaser agrees to the imprinting, so long as is required by this Section 4.1, of a legend on any of the Securities in the following form:

THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (I) [DATE OF DISTRIBUTION], AND (II) THE DATE THE ISSUER BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA.

The Target acknowledges and agrees that the Purchaser may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Securities to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and who agrees to be bound by the provisions of this Agreement and, if required under the terms of such arrangement, the Purchaser may transfer pledged or secured Securities to the pledgees or secured parties. At the Purchaser’s expense, the Target will execute and deliver such reasonable documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of the Securities, including, if the Securities are subject to registration pursuant to Section 4.10 of this Agreement, the preparation and filing of any required prospectus supplement under Rule 424(b) under the Securities Act or other applicable provision of the Securities Act to appropriately amend the list of selling securityholders thereunder.

(c) At any time and from time to time in connection with a bona fide sale of Securities effected in compliance with the requirements of Rule 144 under the Securities Act or through any broker-dealer sale transactions described in the plan of distribution set forth within any prospectus and pursuant to an effective registration statement of which such prospectus forms a part, the Target shall use its commercially reasonable efforts, subject to the receipt of customary documentation required from the holder of the applicable Securities and broker, if applicable, in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Securities being sold and (ii) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). The Target shall be responsible for the fees of its transfer agent, its legal counsel (including for purposes of giving the opinion referenced herein) and all DTC fees associated with such issuance and legend removal and the Purchaser shall be responsible for its own fees or costs associated therewith (including its legal fees or costs of its legal counsel).

(d) The Purchaser agrees with the Company that the Purchaser will sell any Securities pursuant to either the registration requirements of the Securities Act and applicable Canadian securities laws, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if Securities are sold pursuant to a Registration Statement, they will be sold in compliance with the plan of distribution set forth therein and will not be sold if Purchaser has been notified in writing by the Company that the use of such Registration Statement has been suspended or if Purchaser knows or has reason to know that the Commission has issued a stop order suspending the effectiveness of the Registration Statement, and Purchaser acknowledges that the removal of the restrictive legend from certificates (or reasonable evidence of issuance by book entry, as applicable) representing Securities as set forth in this Section 4.1 is predicated upon the Company’s reliance upon this understanding.

Certificates (or book entries) evidencing the Company Securities received hereunder shall not bear any restrictive legend, or such legend shall be removed, as applicable, at such time as such securities may be sold pursuant to an effective registration statement and otherwise in accordance with applicable law and this Agreement, or at such time as such legend is no longer required under applicable securities laws.

Upon the written request of a Purchaser, and subject to the receipt by the Company, its counsel and/or the Transfer Agent of such customary representations, certifications and other documentation as they may reasonably request, the Company shall use commercially reasonable efforts to cause its counsel to deliver to the Transfer Agent such customary legal opinion as may be reasonably necessary to effect the removal of such legend.

The Company agrees that following the Effectiveness Date, or at such earlier time as such legend is no longer required under this Section, it shall, no later than two (2) Trading Days following receipt by the Company or the Transfer Agent of the applicable certificate (if any) or book-entry legend removal request, together with such customary supporting documentation, deliver or cause to be delivered to such Purchaser a certificate or evidence of book-entry position representing such Shares or Warrant Shares free of the restrictive legend required by this Section.

The Company shall not make any notation on its records or give instructions to the Transfer Agent that would enlarge the restrictions on transfer set forth in this Section, except as required by applicable law. Company Securities subject to legend removal hereunder shall be transmitted by the Transfer Agent by crediting the account of the Purchaser’s prime broker with DTC through its Deposit/Withdrawal at Custodian system, if available, as directed by such Purchaser. The Purchaser shall provide the Company written notice of a removal request at least two (2) Trading Days prior to delivery of any legended certificate, if applicable.

4.2 Furnishing of Information; Public Information. Until the time that the Purchaser does not own any Securities, the Company shall use commercially reasonable efforts to maintain the registration of the Common Shares and the Public Warrants under Section 12(b) or 12(g) of the Exchange Act and to timely file all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act even if the Company is not then subject to the reporting requirements of the Exchange Act.

4.3 Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities or that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.

4.4  Reliance To the extent the Company or Target issue any legal opinions to Purchaser or any other subscriber of Common Shares or New Warrants under any other agreement entered into in connection with the PIPE Financing, the same opinion shall also be delivered to the Placement Agent, or the Placement Agent shall otherwise be permitted to rely on such opinion to the same extent as the addressee thereof.

4.5 Securities Laws Disclosure; Publicity. The Company shall within one (1) Business Day of the date of the entry into the Business Combination Agreement (a) issue a press release disclosing the material terms of the transactions contemplated hereby, and (b) file a Current Report on Form 8-K, including the Transaction Documents and the Investor Presentation as exhibits thereto, with the Commission (11:59 P.M Eastern Time on the date of the filing of such press release and Current Report, the “Cleanse Time”). As soon as practicable following the Cleanse Time, the Company shall inform the Purchaser in writing that it is no longer in possession of material, non-public information regarding the Company. From and after the Cleanse Time, the Company represents to the Purchaser that it shall have publicly disclosed all material, non-public information, as of immediately prior to the Cleanse Time, delivered to the Purchaser by the Company or any of its officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. Notwithstanding the foregoing, the Company shall not publicly disclose the name of the Purchaser, or include the name of the Purchaser in any filing with the Commission or any regulatory agency or Trading Market, without the prior written consent of the Purchaser (not to be unreasonably withheld, delayed or conditioned), except (a) as required by federal or provincial securities law or requested by the staff of the Commission, the AMF or any similar securities commission in connection with (i) any filings in connection with the Transactions, (ii) any registration statement or prospectus contemplated by Section 4.10 of this Agreement and (iii) the filing of final Transaction Documents with the Commission, the AMF or any similar securities commission and (b) to the extent such disclosure is required by law or Trading Market regulations, in which case the Company shall provide the Purchaser with prior notice of such disclosure permitted under this clause (b).

4.6 Non-Public Information. From and after the Cleanse Time, each of the Company, the Target and the Sponsor covenants and agrees that neither it, nor any other Person acting on their respective behalf will provide the Purchaser or its agents or counsel with any information that constitutes, or the Company, the Target or the Sponsor reasonably believes constitutes, material non-public information, unless prior thereto the Purchaser shall have consented in writing to the receipt of such information and agreed with the Company to keep such information confidential. To the extent that, after the Cleanse Time, the Company, the Target, the Sponsor or any of their respective officers, directors, agents, employees or Affiliates delivers any material, non-public information to the Purchaser without the Purchaser’s consent, the Company, the Target and the Sponsor hereby covenants and agrees that the Purchaser shall not have any duty of trust or confidentiality to the Company, the Target, the Sponsor or any of their respective officers, directors, agents, employees or Affiliates, or a duty to the Company, the Target, the Sponsor or any of their respective officers, directors, agents, employees or Affiliates not to trade while aware of, such material, non-public information, provided that the Purchaser shall remain subject to applicable law. In such event, the Company shall promptly disclose such material, non-public information to the public, either by filing a Current Report on Form 8-K with the Commission or by such other means of public disclosure as may be reasonably determined by the Company (including by way of press release), and shall notify the Purchaser in writing promptly upon such public disclosure having been made. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or the Target, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K. Each of the Company and the Target understands and confirms that the Purchaser shall be relying on the foregoing covenants in effecting transactions in securities of the Company.

4.7 Indemnification.

(a)  To the extent Purchaser is named as a selling stockholder under any Registration Statement, the Company shall indemnify and hold harmless, to the extent permitted by law, Purchaser, its directors, trustees, officers, partners, members, managers, stockholders, affiliates, employees, advisers and agents, and each person who controls Purchaser (within the meaning of the Securities Act or the Exchange Act) and each affiliate of Purchaser (within the meaning of Rule 405 under the Securities Act) from and against any and all Losses (including, without limitation, any reasonable and documented attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) that arise out of or are caused by, based upon, arising out of or relating to (i) any untrue or alleged untrue statement of material fact contained in such Registration Statement, any prospectus included in such Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto, or document incorporated therein by reference, (ii) or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances in which they were made) not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, Exchange Act, or any state, provincial, territorial or federal securities laws or rules or regulation thereunder, in connection with the performance of its obligations under Section 4.10 of this Agreement, except insofar as such untrue statement, alleged untrue statement, omissions, or alleged omission is caused by or contained in any information furnished in writing to the Company by or on behalf of the Purchaser expressly for use therein.

(b)  To the extent permitted by law, and in connection with any Registration Statement in which Purchaser is participating as a selling stockholder, Purchaser agrees, severally and not jointly with any other investor in the PIPE Financing, to indemnify and hold harmless the Company and its directors, officers, employees and agents, and each person who controls the Company (within the meaning of the Securities Act or the Exchange Act) and each affiliate of the Company against any Losses (including, without limitation, reasonable attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, any prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances in which they were made) not misleading, but only to the extent that such untrue statement, alleged untrue statement, omissions, or alleged omission is caused by or contained in any Purchaser Information furnished in writing to the Company by or on behalf of Purchaser expressly for use therein; provided, however, that the indemnification contained in this Section 4.7(b) shall not apply to amounts paid in settlement of any such Losses if such settlement is effected without the consent of Purchaser. In no event shall the liability of Purchaser payable by way of indemnity or contribution under this Section 4.7(b) be greater than the dollar amount of the net proceeds received by Purchaser upon the sale of the Securities purchased pursuant to this Agreement giving rise to such indemnification or contribution obligation.

 (c) If any Action or Proceeding shall be brought against any Person in respect of which indemnity may be sought pursuant to this Agreement, such Person (the “Indemnified Party”) shall promptly notify the Person against whom such indemnity may be sought (the “Indemnifying Party”) in writing, but the omission to notify such Indemnifying Party will not relieve the Indemnifying Party from any liability that it may have to any Indemnified Party under this Section 4.7 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the Indemnifying Party. The Indemnifying Party shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Indemnified Party. Any Indemnified Party shall have the right to employ separate counsel in any such Action or Proceeding and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party except to the extent that (i) the employment thereof has been specifically authorized by the Indemnifying Party in writing, (ii) the Indemnifying Party has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such Action or Proceeding there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Indemnifying Party and the position of such Indemnified Party, in which case the Indemnifying Party shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Indemnifying Party shall not be liable for any settlement of any Proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify the Indemnified Party from and against any Loss or liability by reason of such settlement or judgment. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending or threatened Proceeding in respect of which any Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.

4.8 Certain Transactions and Confidentiality. The Purchaser covenants that neither it, nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales of any of the Company’s securities during the period commencing with the execution of this Agreement and ending at the Cleanse Time. The Purchaser covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the initial press release and the Current Report on Form 8-K as described in Section 4.5, the Purchaser will maintain the confidentiality of the existence and terms of this transaction. Notwithstanding the foregoing, and notwithstanding anything contained in this Agreement to the contrary, the Company expressly acknowledges and agrees that, (i) the Purchaser does not make any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the Cleanse Time and (ii) the Purchaser shall not be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the Cleanse Time. Notwithstanding the foregoing, each of the Company, the Placement Agent and Purchaser is irrevocably authorized to produce this Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby to the extent required by law or regulatory bodies.

4.9 Blue Sky Filings. The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Securities for, sale to the Purchaser at the Closing under applicable securities or “Blue Sky” laws of the states of the United States.

4.10 Registration Rights.

(a)  The Company shall submit or file with the Commission (at the Company’s sole cost and expense) a registration statement registering the resale of the Company Securities purchased hereunder and naming the Purchaser as a selling stockholder thereunder (the “Registration Statement”) no later than thirty (30) calendar days after the Closing (such deadline the “Filing Deadline”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the Commission notifies the Company that it will “review” the Registration Statement) following the earlier of (A) the filing of the Registration Statement and (B) the Filing Deadline, and (ii) the 7th Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such deadline the “Effectiveness Deadline”), provided, that if the Filing Deadline or Effectiveness Deadline falls on Saturday, Sunday or other day that the Commission is closed for business, the Filing Deadline or Effectiveness Deadline, as the case may be, shall be extended to the next Business Day on which the Commission is open for business, provided, further, however, that the Company’s obligations to include Purchaser’s Company Securities in the Registration Statement are contingent upon Purchaser furnishing in a completed questionnaire in customary form to the Company that contains the information required by Commission rules for a Registration Statement regarding Purchaser, the securities of the Company held by Purchaser and the intended method of disposition of the Company Securities (which shall be limited to non-underwritten public offerings) (collectively, the “Purchaser Information”) as shall be reasonably requested by the Company to effect the registration of the Company Securities, and shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations, provided that Purchaser shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Company Securities, including, for the avoidance of doubt, the Sponsor Transfer Shares. If the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of Business Days on which the Commission remains closed. Any failure by the Company to file the Registration Statement by the Filing Deadline or to cause the effectiveness of such Registration Statement by the Effectiveness Deadline shall not otherwise relieve the Company of its obligations to file or cause the effectiveness of the Registration Statement as set forth above in this Section 4.10. Upon notification by the Commission that any Registration Statement has been declared effective by the Commission, and within two (2) Business Days thereafter, the Company shall file the final prospectus under Rule 424 of the Securities Act.

(b)  The Company will provide a copy of such portions of the draft of the Registration Statement that include Purchaser Information to Purchaser for review and comment at least two (2) Business Day in advance of filing the Registration Statement, provided, that, for the avoidance of doubt, in no event shall the Company be required to delay or postpone the filing of such Registration Statement as a result of or in connection with Purchaser’s review. With respect to the Purchaser Information, the Company shall request such information at least five (5) Business Days prior to the anticipated initial filing date of the Registration Statement.

(c)  In no event shall the Purchaser be identified as a statutory underwriter in the Registration Statement unless requested by the Commission; provided, that if the Commission requests that the Purchaser be identified as a statutory underwriter in the Registration Statement, the Purchaser will have an opportunity to withdraw from the Registration Statement, it being understood that such withdrawal shall not relieve the Company of its obligation to register for resale the Company Securities at a later date.

(d)  The Company agrees that, except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, the Company will use its commercially reasonable efforts to, at its expense, cause such Registration Statement to remain effective with respect to Purchaser, keep any qualification, exemption or compliance under state securities laws which the Company determines to obtain continuously effective with respect to Purchaser, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of (i) four years from the issuance of the Securities issued hereunder, (ii) the date on which all of the Securities issued hereunder shall have been sold, or (iii) the first date on which the undersigned can sell all of its Securities issued hereunder (or shares received in exchange therefor) under Rule 144 without limitation as to the manner of sale, the amount of such securities that may be sold and without the requirement for the Company to be in compliance with the current public information required under Rule 144; provided, that the Company shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Purchaser not to sell under the Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Company or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event, the Board of Directors reasonably believes, upon the advice of outside legal counsel, would require additional disclosure by the Company in the Registration Statement of material non-public information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Board of Director, upon the advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (such circumstance, a “Suspension Event”); provided, however, that the Company may not delay or suspend the Registration Statement on more than two (2) occasions or for more than thirty (30) consecutive calendar days during any twelve-month period. Upon receipt of any written notice from the Company (which notice shall not contain any material non-public information regarding the Company and which notice shall not be subject to any duty of confidentiality) (A) of the occurrence of any Suspension Event during the period that the Registration Statement is effective or (B) that, as a result of a Suspension Event, the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Purchaser agrees that it will promptly discontinue offers and sales of the Securities under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144 or any other applicable exemption to the registration requirements under the Securities Act) until Purchaser receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales (which notice shall not contain any material non-public information regarding the Company and which notice shall not be subject to any duty of confidentiality). If so directed by the Company, Purchaser will deliver to the Company or, in Purchaser’s sole discretion destroy, all copies of the prospectus covering the Securities in Purchaser’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Securities shall not apply (i) to the extent Purchaser is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up. Notwithstanding anything to the contrary herein, the Company shall use its commercially reasonable efforts to cause its transfer agent to deliver unlegended Common Shares or New Warrants to a transferee of the Purchaser in connection with any sale of Securities with respect to which the Purchaser has entered into a contract for sale, prior to the Purchaser’s receipt of the notice of a Suspension Event and for which the Purchaser has not yet settled.

(e)  If the Commission prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Securities issued hereunder by Purchaser or Common Shares or New Warrants by any other selling stockholder named in the Registration Statement, the Company will promptly notify Purchaser of such event, and such Registration Statement shall register for resale such number of Common Shares and New Warrants which is equal to the maximum number of Securities as is permitted by the Commission. In such event, the number of Common Shares or New Warrants, as applicable, to be registered for Purchaser or other selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders (or as otherwise directed by the Commission) and as promptly as practicable after being permitted to register additional Securities under Rule 415 under the Securities Act, the Company shall use commercially reasonable efforts to amend the Registration Statement or file with the Commission and cause to be declared effective, as promptly as allowed by the Commission, one or more registration statements to register the resale of those Securities that were not registered on the initial Registration Statement, as so amended and to cause such amendment or Registration Statement to become effective as promptly as practicable. Any such amended or new registration statement(s) shall be deemed to be a “Registration Statement” and all provisions of Section 5 shall apply with respect thereto.

(f)  In the case of a registration effected by the Company pursuant to this Agreement, the Company shall, upon reasonable request, inform Purchaser as to the status of such registration. The Company shall advise Purchaser as promptly as practicable, but in no event later than five (5) Business Days following or such earlier date as indicated:

(i)  when a Registration Statement or any amendment thereto has been filed with the Commission and when such Registration Statement or any post-effective amendment thereto has become effective;

(ii)  of any request by the Commission for amendments or supplements to any Registration Statement or the prospectus included therein or for additional information with respect to the Purchaser;

(iii)  of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose within two (2) Business Days of the Company’s notice of such event;

(iv)  within two (2) Business Days of the receipt by the Company of any notification with respect to the suspension of the qualification of the Securities included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(v)  subject to the provisions in this Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising Purchaser of such events, provide Purchaser with any material, non-public information regarding the Company other than to the extent that providing notice to Purchaser of the occurrence of the events listed in clauses (i) through (v) above may constitute the provision of material, non-public information regarding the Company.

(g) The Company shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable.

(h)  Except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement as contemplated by this Agreement, the Company shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Securities included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(i)  The Company shall use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Securities required hereby and to provide all customary and reasonable cooperation necessary to enable Purchaser to resell the Securities pursuant to the Registration Statement.

(j)  For purposes of this Section 4, “Securities” shall be deemed to include, as of any date of determination, the Securities and any equity security issued or issuable with respect to such Securities by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event, and “Purchaser” shall mean the Purchaser or any Affiliate of the Purchaser or other person to whom the rights under this Section 5 shall have been assigned.

(k)  If (i) the Registration Statement is not filed by the Filing Deadline, (ii) the Registration Statement is not declared effective by the Commission by the Effectiveness Deadline, or (iii) after the Registration Statement has been declared effective, the Company suspends the use of or the effectiveness of the Registration Statement for a period exceeding that permitted by Section 4.10(e) (each such event, a “Registration Default” and the date on which such Registration Default occurs, a “Registration Default Date”), then the Company shall pay to the Purchaser an amount in cash equal to one-half percent (0.5%) of the aggregate Purchase Price paid by the Purchaser for the Securities then held by the Purchaser for each thirty (30) day period (or pro rata portion thereof) during which such Registration Default continues (the “Registration Default Payments”); provided, however, that no such liquidated damages shall accrue or be payable (A) for the first thirty (30) days following the applicable Registration Default Date, (B) to the extent such Registration Default arises from or relates to the Purchaser’s failure to timely furnish information, representations, questionnaires or other documents required to be provided by the Purchaser for inclusion in the Registration Statement, or (C) during any period in which the Purchaser is not permitted to use the Registration Statement as a result of a suspension permitted under Section 4.10(e). The aggregate Registration Default Payments payable to the Purchaser shall not exceed two percent (2.0%) of the aggregate Purchase Price paid by the Purchaser. Registration Default Payments shall be paid within five (5) Business Days of the end of each applicable thirty (30) day period. The parties agree that the Registration Default Payments represent a reasonable estimate of the damages that would be suffered by the Purchaser as a result of a Registration Default.

(l) Notwithstanding anything to the contrary in this Agreement, at any time that the Company notifies the Purchaser that it is in possession of material non-public information regarding the Company or the Target, or upon the occurrence of a Suspension Event, the Purchaser shall have the right, exercisable upon written notice to the Company (an “Opt-Out Notice”), to opt out of inclusion in the applicable Registration Statement for such period of time as the Purchaser reasonably determines is necessary to avoid a violation of applicable securities laws. Promptly upon receipt of an Opt-Out Notice, the Company shall use commercially reasonable efforts to remove the Purchaser’s Securities from the applicable Registration Statement (or the relevant portion thereof). Such opt-out shall not affect the Company’s obligation to register the Purchaser’s Securities at a later date when the Purchaser notifies the Company that it wishes to be included in a Registration Statement (an “Opt-In Notice”), and the Company shall use commercially reasonable efforts to include the Purchaser’s Securities in the next available Registration Statement or amendment thereto following receipt of an Opt-In Notice.

(m)  The parties acknowledge and agree that the Purchased Shares, the New Warrants and the Common Shares issuable upon exercise of the New Warrants are intended to be issued under the Plan of Arrangement and therefore are not intended to require separate registration on the Form F-4. To the extent permitted by applicable Law, the Company shall use commercially reasonable efforts to ensure that such securities are freely tradable promptly following Closing. If any such securities are not freely tradable within thirty (30) days following Closing or otherwise require resale registration within thirty (30) days following Closing, the applicable provisions of this Section 4.10 shall apply. For the avoidance of doubt, any failure by the Company to cause such securities to be freely tradable within thirty (30) days following Closing shall not, in and of itself, constitute a Registration Default under Section 4.10(k), so long as the Company continues to comply with its obligations to file and cause the effectiveness of a separate Registration Statement pursuant to this Section 4.10.

4.11 Sponsor Accommodation. At the Closing, Sponsor, shall transfer (including by way of forfeiture and reissuance) to Purchaser [ ]1 Common Shares (the “Sponsor Transfer Shares”).

4.12 Privacy. The Purchaser acknowledges and consents to the fact that the Company and the Target are collecting the Purchaser’s personal information (as that term is defined under applicable privacy legislation, including, the Personal Information Protection and Electronic Documents Act (Canada) and any other applicable similar, replacement or supplemental provincial or federal legislation or laws in effect from time to time) for the purpose of completing this Agreement and the transactions contemplated hereby. The Purchaser acknowledges and consents to the Company and the Target retaining such personal information for as long as necessary for the purposes described in this Section 4.12 or as required by law. The Purchaser further acknowledges and consents to the fact that the Company and the Target and their respective representatives may be required by securities laws, the rules and policies of any stock exchange or the rules of the Canadian Investment Regulatory Organization or otherwise by applicable law to provide regulatory authorities with any personal information provided under this Agreement. In addition to the foregoing, the Purchaser agrees and acknowledges that the Company and the Target may use and disclose the Purchaser’s personal information as follows: (A) for internal use solely with respect to managing the relationships between and contractual obligations of the Company and the Target and the Purchaser directly arising from this Agreement and the transactions contemplated herein; (B) for use and disclosure for income tax related purposes, including, without limitation, where required by law, disclosure to the Canada Revenue Agency (C) for disclosure to securities regulatory authorities and other regulatory bodies with jurisdiction with respect to reports of trades and similar regulatory filings; (D) for disclosure to a governmental or other authority to which the disclosure is required by court order or subpoena compelling such disclosure and where there is no reasonable alternative to such disclosure, provided that, to the extent permitted by applicable law, the Company or the Target as applicable, shall provide the Purchaser with prompt prior written notice of any such compelled disclosure to that the Purchaser may seek protective order or other appropriate remedy; (E) for disclosure to professional advisers of the Company and the Target in connection with the performance of their professional services and subject to customary confidentiality obligations; (F) for disclosure to any person where such disclosure is necessary for legitimate business reasons and is made with the Purchaser’s prior written consent; (G) for disclosure to a court determining the rights of the parties under this Agreement; or (H) for use and disclosure as otherwise required by law.

4.13 Company and Target Standstill. From the date hereof until the date that is sixty (60) days following the Closing Date, neither the Company nor the Target shall, without the prior written consent of holders of a majority of the Securities issued in the PIPE Financing (by dollar amount), issue or agree to issue any Common Shares or securities convertible into or exercisable for Common Shares at an effective price per share less than the effective per share purchase price paid by the Purchaser hereunder (as adjusted for any stock splits, combinations, or similar events); provided, that the foregoing shall not apply to (i) issuances pursuant to employee benefit plans, option plans or other equity incentive plans approved by the Board of Directors, (ii) issuances in connection with acquisitions or strategic transactions approved by the Board of Directors, (iii) issuances pursuant to the exercise of warrants, options or convertible securities outstanding as of the date here of, or (iv) issuances in connection with any refinancing of Indebtedness approved by the Board of Directors.

4.14 Prohibition on Variable Rate Transactions. From the date hereof until the date that is six (6) months following the Closing Date (or, if earlier, the date on which the Purchaser no longer holds any Securities), the Company shall not enter into any agreement providing for the issuance of Common Shares or securities convertible into, exercisable for, or exchangeable for Common Shares at a conversion, exercise, or exchange price that (i) is subject to adjustment based on the market price of the Common Shares (other than customary anti-dilution adjustments for stock splits, combinations, and the like), (ii) incorporates a variable rate feature, or (iii) constitutes a “variable rate transaction” as commonly understood in the context of convertible note or similar financings (including, without limitation, equity lines of credit, at-the-market offerings that are not disclosed to the Purchaser, and similar structures); provided, that the foregoing shall not apply to (w) issuances pursuant to employee benefit plans approved by the Board of Directors, (x) issuances in connection with acquisitions or strategic transactions approved by the Board of Directors, (y) issuances pursuant to the exercise or conversion of securities outstanding as of the Closing Date or (z) bona fide at-the-market offerings effected pursuant to an effective registration statement and conducted through a nationally recognized broker-dealer in accordance with customary market terms.

[1]	One Common Share for each Common Share issued hereunder and each Reduction Share purchased to satisfy Purchaser Obligations.

ARTICLE 5

MISCELLANEOUS

5.1 Termination. This Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect hereof, upon the earlier to occur of (a) the mutual written agreement of the parties hereto to terminate this Agreement, or (b) the termination (for any reason) of the Business Combination Agreement by any party to the same. Additionally, (i) the Company may terminate this Agreement with respect to the Purchaser if any of the conditions set forth in Section 2.3(b) applicable to the Purchaser shall have become incapable of fulfillment, and shall not have been waived by the Company; and (ii) the Purchaser may terminate this Agreement if (X) any of the conditions set forth in Section 2.3(c) shall have become incapable of fulfillment, and shall not have been waived by the Purchaser; or (Y) the Closing shall not have occurred on or prior to January 31, 2027. Notwithstanding the foregoing, nothing herein will relieve any party from liability for any willful or intentional breach, or any breach resulting from gross negligence, hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover Losses arising from such willful, intentional or grossly negligent breach; provided, that in the event that the Business Combination Agreement is ever terminated by the Company and/or the Target for any reason, the Purchaser hereby agrees not to indirectly assert a claim against the Target by funding the Company or any other party to assert any such claim.

5.2 Fees and Expenses. Except as expressly set forth in the Transaction Documents, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement and the Transaction Documents. The Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company and any conversion notice delivered by a Purchaser), stamp taxes and other Taxes and duties levied in connection with the delivery of any Securities to the Purchaser.

5.3 Entire Agreement. This Agreement and the annexes hereto contains the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such Agreement and annexes.

5.4 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via email at the e-mail address as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the time of transmission, if such notice or communication is delivered via email attachment at the e-mail address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto.

5.5 Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and the Purchaser or, in the case of a waiver, by the Company or the Purchaser, as the case may be, dependent on the party against whom enforcement of any such waived provision is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right. Additionally, Article 3, this Section 5.5 and Section 5.8 of this Agreement may not be amended, modified, supplemented or waived without the written consent of the Placement Agent (which may be withheld at the Placement Agent’s sole discretion). Notwithstanding the foregoing, any amendment, modification, supplement or waiver of any provision of this Agreement that would have a disproportionate adverse effect on the Purchaser relative to other investors in the PIPE Financing, or that would provide any other investor in the PIPE Financing with economic terms that are more favorable than those provided to the Purchaser, shall not be effective against the Purchaser unless the Purchaser has provided its prior written consent to such amendment, modification, supplement or waiver. For the avoidance of doubt, the foregoing shall not apply to, and shall not be deemed to be violated by, any amendment, modification, supplement or waiver relating to (a) lock-up undertakings by any specific investor with respect to such investor’s investment in the PIPE Financing, or (b) any other arrangements that are specific to a particular investor based on such investor’s particular regulatory, legal, or administrative requirements and that do not affect the economic terms of the Securities issued to such investor in the PIPE Financing. Any amendment to this Agreement that applies uniformly to all investors in the PIPE Financing on the same economic terms shall not require individual consent from the Purchaser beyond that set forth in the first sentence of this Section 5.5.

5.6 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Purchaser may assign any or all of its rights under this Agreement to any Person to whom the Purchaser assigns or transfers any Securities, including without limitation to any (i) Affiliate of the Purchaser, (ii) fund, account or other investment vehicle managed or advised by the same investment manager or investment adviser as the Purchaser or by an Affiliate thereof, or (iii) successor entity in connection with a reorganization, merger, or consolidation of the Purchaser; provided that, in each case, such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the “Purchaser.” Any such assignment shall not relieve the Purchaser of its obligations under this Agreement with respect to Securities not so transferred.

5.8 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except (a) as otherwise set forth in Section 4.7 and (b) the Placement Agent shall be a third party beneficiary of the representations and warranties in Article 3 hereof, and with respect to Section 4.7, Section 4.8, Section 4.10, Section 5.5 this Section 5.8 and Section 5.15 hereof.

5.9 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof that would require the application of the laws of any other jurisdiction. Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the State of New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Action or Proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such Action or Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence an Action or Proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the parties under Section 4.7, the prevailing party in such Action or Proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Action or Proceeding.

5.10 Survival. The representations and warranties contained in Section 3.1, Section 3.2 and Section 3.3 herein shall survive the Closing and the delivery of the Securities.

5.11 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such “.pdf” signature page were an original thereof.

5.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.13 Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever the Purchaser exercises a right, election, demand or option under a Transaction Document and the Company or the Target (as applicable) does not timely perform its related obligations within the periods therein provided, then the Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company or the Target (as applicable), any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

5.14 Replacement of Securities. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company or the Target (as applicable) shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company or the Target (as applicable) of such loss, theft or destruction. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Securities.

5.15 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchaser, the Target and the Company will be entitled to specific performance under this Agreement and each of the other Transaction Documents to which they are respectively a party. The parties agree that monetary damages may not be adequate compensation for any Loss incurred by reason of any breach of obligations contained in this Agreement and hereby agree to waive and not to assert in any Action for specific performance of any such obligation the defense that a remedy at law would be adequate. Additionally, it is agreed that the Placement Agent shall be entitled to seek equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches or restraining any violation or threatened violation of this Agreement and to specifically enforce Purchaser’s obligations to fund the Purchase Price and the provisions of this Agreement, in each case, on the terms and subject to the conditions set forth herein.

5.16 Payment Set Aside. To the extent that the Company or the Target (as applicable) makes a payment or payments to the Purchaser pursuant to this Agreement or the Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company or the Target (as applicable), a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

5.17 Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.18 Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and Common Shares and Target Shares in any Transaction Document shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Shares or Target Shares that occur after the date of this Agreement. In this Agreement, unless the context otherwise requires: (i) whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; and (iii) the words “herein”, “hereto” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular portion of this Agreement.

5.19 Trust Account Waiver. The Purchaser hereby acknowledges that, as described in the Company’s prospectus relating to its initial public offering (the “IPO”) dated October 30, 2025 available at www.sec.gov, the Company has established a trust account (the “Trust Account”) containing the proceeds of the IPO and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company, its public shareholders and certain other parties. For and in consideration of the Company entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Purchaser on behalf of itself and each of its Affiliates and subsidiaries, and each of its and their employees, agents, representatives and any other person or entity acting on its and their behalf hereby (a) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, arising out or as a result of, in connection with or relating in any way to this Agreement, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (b) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, this Agreement, and (c) agrees that it will not seek recourse against the Trust Account as a result of, in connection with or relating in any way to this Agreement; provided, however, that nothing in this Section 5.19 shall be deemed to limit the Purchaser’s right to distributions from the Trust Account in accordance with the Company’s memorandum and articles of association in respect of any SPAC Shareholder Redemptions by the Purchaser in respect of Common Shares acquired by any means other than pursuant to this Agreement.

5.20 NO LIABILITY UPON GOOD FAITH TERMINATION. OTHER THAN WITH RESPECT TO ANY LIABILITIES ARISING PURSUANT TO SECTION 4.7 AND/OR SECTION 5.2 ABOVE, NONE OF THE COMPANY, TARGET, ANY OF THEIR AFFILIATES, OR ANY OTHER PARTY TO THE BUSINESS COMBINATION AGREEMENT, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EQUITYHOLDERS, MANAGERS, MEMBERS, ADVISORS OR LEGAL COUNSEL SHALL HAVE ANY LIABILITY (INCLUDING, BUT NOT LIMITED TO, AS A RESULT OF POTENTIAL LOST PROFITS AND OPPORTUNITIES) TO THE PURCHASER AS A RESULT OF THE TERMINATION OF THIS AGREEMENT AS A RESULT OF THE GOOD FAITH TERMINATION OF THE BUSINESS COMBINATION AGREEMENT BECAUSE OF A FAILURE OF A CLOSING CONDITION TO BE MET (SOLELY TO THE EXTENT SUCH FAILURE IS OUTSIDE OF THE CONTROL OF THE COMPANY, BUT REGARDLESS OF WHETHER THE BUSINESS COMBINATION AGREEMENT IS TERMINATED BY THE COMPANY OR TARGET).

5.21 WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

NorthStar Earth and Space Inc.		Address for Notice:

By:		384 Rue Saint-Jacques #300
Name:	[ ]	Montreal, Québec H2Y 1S1
Title:	[ ]	Attention: *** Email: ***

With a copy to (which shall not constitute notice):

Greenberg Traurig, LLP

One Vanderbilt Avenue

New York, New York 10017

Attention: ***

Email: ***

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGE FOR COMPANY FOLLOWS]

[TARGET SIGNATURE PAGE TO SPA]

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

VIKING ACQUISITION CORP. I		Address for Notice:

900 Third Avenue, 10th Floor
By:		New York, New York
Name:	[ ]
Title:	[ ]	Email: ***

With a copy to (which shall not constitute notice):

Nelson Mullins Riley & Scarborough LLP 901 15th Street, NW, Suite 1200 Washington, DC 20005
Attn: ***
Email: ***

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGE FOR SPONSOR FOLLOWS]

[COMPANY SIGNATURE PAGES TO SPA]

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

VIKING ACQUISITION SPONSOR I, LLC		Address for Notice:

900 Third Avenue, 10th Floor
By:		New York, New York
Name:	[ ]
Title:	[ ]	Email: ***

With a copy to (which shall not constitute notice):

Nelson Mullins Riley & Scarborough LLP 901 15th Street, NW, Suite 1200 Washington, DC 20005
Attn: ***
Email: ***

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGE FOR PURCHASER FOLLOWS]

[SPONSOR SIGNATURE PAGE TO SPA]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser:

Signature of Authorized Signatory of Purchaser: ______________________________

Name of Authorized Signatory:

Title of Authorized Signatory:

Email Address of Authorized Signatory:

Address for Notice to Purchaser:

Address for Delivery of Securities to Purchaser (if not same as address for notice):

EIN Number:

[PURCHASER SIGNATURE PAGES TO SPA]

ANNEX A

U.S. ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex A should be completed and signed by Purchaser
and constitutes a part of the Securities Purchase Agreement.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐	Purchaser is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) (a “QIB”)

☐	Purchaser is subscribing for the Securities as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

**OR**

B.	ACCREDITED INVESTOR STATUS (Please check the box)

☐	Purchaser is an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an “accredited investor.”

**OR**

C.	ACCREDITED INVESTOR STATUS (Please check the box)

☐	Purchaser is an “accredited investor” (within the meaning of Rule 501(a)(5) or (6) of Regulation D under the Securities Act).

**AND**

D.	AFFILIATE STATUS (Please check the applicable box)

SUBSCRIBER:

☐ is:

☐ is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or the Target or acting on behalf of an affiliate of the Company or the Target.

A-1

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Purchaser has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Purchaser and under which Purchaser accordingly qualifies as an “accredited investor.”

☐	Any bank as defined in section 3(a)(2) of the Securities Act of 1933 (the “Act”), or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

☐	Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐	Any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

☐	Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

☐	Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐	Any natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of his purchase exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence must not be included as an asset; (b) indebtedness secured by the person’s primary residence up to the estimated fair market value of the primary residence must not be included as a liability (except that if the amount of such indebtedness outstanding at the time of calculation exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess must be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the residence must be included as a liability;

☐	Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

☐	Any trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person.

This Annex should be completed by Purchaser and constitutes a part of the Securities Purchase Agreement.

A-2

ANNEX B

Canadian ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

The undersigned (the “Investor”) (or, as the case may be, the disclosed principal on behalf of whom the Investor is contracting for) is a resident of or otherwise subject to the securities legislation of any province of Canada and is an “accredited investor,” as such term is defined in National Instrument 45-106 or subsection 73.3 of the Securities Act (Ontario), because, at the time of the purchase and sale of securities of the Target (the “Securities”) as set forth in the agreement to which this certificate is attached, the Investor falls within one or more of the following categories:

Please select at least one of the provisions listed below by selecting the corresponding letter and including it on the signature page below.

*see relevant definitions below*

A.	a Canadian financial institution, or a Schedule III bank (or in Ontario, (1) a bank listed in Schedule I, II or III to the Bank Act (Canada), (2) an association to which the Cooperative Credit Associations Act (Canada) applies or a central cooperative credit society for which an order has been made under subsection 473(1) of that Act, or (3) loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, financial services cooperative or credit union central or federation that is authorized by a statute of Canada or Ontario to carry on business in Canada or Ontario, as the case may be),
B.	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada),
C.	a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary,
D.	a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer,
E.	[Reserved]
E.1	[Reserved]
F.	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada,
G.	a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec,
H.	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government,
I.	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada), a pension commission or similar regulatory authority of a jurisdiction of Canada,
J.	[Reserved]
J.1	[Reserved]
K.	[Reserved]
L.	[Reserved]
M.	a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements,

N.

an investment fund that distributes or has distributed its securities only to a person that is or was an accredited investor at the time of the distribution,

a person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) or 2.19 (Additional investment in investment funds) of National Instrument 45-106, or a person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of National Instrument 45-106,

O.	an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt,
P.	a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be,
Q.	a person acting on behalf of a fully managed account managed by that person, if that person is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction,
R.	a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded,
S.	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function,
T.	a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors,
U.	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser,
V.	a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as an accredited investor, or
W.	a trust established by an accredited investor for the benefit of the accredited investor’s family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor’s spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor’s spouse or of that accredited investor’s former spouse.

All amounts are in Canadian dollars.

As used in this Certificate, the following terms have the following meanings:

“bank” means a bank named in Schedule I or II of the Bank Act (Canada);

“Canadian financial institution” means

(a)	an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or

(b)	a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

“company” means any corporation, incorporated association, incorporated syndicate or other incorporated organization;

“control person” has the same meaning as in securities legislation except in Manitoba, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Prince Edward Island and Québec where control person means any person that holds or is one of a combination of persons that holds

(a)	a sufficient number of any of the outstanding voting securities of an issuer so as to affect materially the control of the issuer, or

(b)	more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holding of those securities does not affect materially the control of the issuer;

“director” means

(a)	a member of the board of directors of a company or an individual who performs similar functions for a company, and

(b)	with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company;

“eligibility adviser” means

(a)	a person that is registered as an investment dealer and authorized to give advice with respect to the type of security being distributed, and

(b)	in Manitoba, also means a lawyer who is a practicing member in good standing with a law society of a jurisdiction of Canada or a chartered professional accountant who is a member in good standing of an organization of chartered professional accountants in a jurisdiction of Canada provided that the lawyer or chartered professional accountant does not

(i)	have a professional, business or personal relationship with the issuer, or any of its directors, executive officers, founders, or control persons, and

(ii)	have acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person that has acted for or been retained by the issuer or any of its directors, executive officers, founders or control persons within the previous 12 months;

“entity” means a company, syndicate, partnership, trust or unincorporated organization;

“executive officer” means, for an issuer, an individual who is

(a)	a chair, vice-chair or president,

(b)	a vice-president in charge of a principal business unit, division or function including sales, finance or production, or

(c)	performing a policy-making function in respect of the issuer;

“financial assets” means

(a)	cash,

(b)	securities, or

(c)	a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

“founder” means, in respect of an issuer, a person who,

(a)	acting alone, in conjunction, or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, and

(b)	at the time of the distribution or trade is actively involved in the business of the issuer;

“fully managed account” means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client’s express consent to a transaction;

“investment fund” has the same meaning as in National Instrument 81-106 Investment Fund Continuous Disclosure;

“issuer” means a person or company who has outstanding, issues or proposes to issue, a security;

“person” includes

(a)	an individual,

(b)	a corporation,

(c)	a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

(d)	an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative;

“related liabilities” means

(a)	liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or

(b)	liabilities that are secured by financial assets;

“Schedule III bank” means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

“spouse” means, an individual who,

(a)	is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual,

(b)	is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or

(c)	in Alberta, is an individual referred to in paragraph (a) or (b), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta);

“subsidiary” means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

For the purpose hereof, an issuer is an affiliate of another issuer if

(a)	one of them is the subsidiary of the other, or

(b)	each of them is controlled by the same person.

“voting security” means any security other than a debt security of an issuer carrying a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

For the purpose hereof, a person (first person) is considered to control another person (second person) if

(a)	the first person beneficially owns or directly or indirectly exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation,

(b)	the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership, or

(c)	the second person is a limited partnership and the general partner of the limited partnership is the first person.

For the purpose hereof, for residents of Manitoba, “distribution” means a primary distribution to the public.

For the purpose hereof, for residents of Québec, “trade” refers to any of the following activities:

(a)	the activities described in the definition of “dealer” in section 5 of the Securities Act (Québec), including the following activities:

(i)	the sale or disposition of a security by onerous title, whether the terms of payment be on margin, installment or otherwise, but does not include a transfer or the giving in guarantee of securities in connection with a debt or the purchase of a security, except as providing in paragraph (b);

(ii)	participation as a trader in any transaction in a security through the facilities of an exchange or a quotation and trade reporting system;

(iii)	the receipt by a registrant of an order to buy or sell a security;

(b)	a transfer or the giving in guarantee of securities of an issuer from the holdings of a control person in connection with a debt.

In NI 45-106 a trust company or trust corporation described in paragraph (p) above of the definition of “accredited investor” (other than in respect of a trust company or trust corporation registered under the laws of Prince Edward Island that is not registered or authorized under the Trust and Loan Companies Act (Canada) or under comparable legislation in another jurisdiction of Canada) is deemed to be purchasing as principal.

In NI 45-106 a person described in paragraph (q) above of the definition of “accredited investor” is deemed to be purchasing as principal.

The foregoing representation and warranty is true and accurate as of the date of this certificate and will be true and accurate at the time of the purchase and sale of the Securities. If any representation or warranty shall not be true and accurate at the time of the purchase and sale of the Securities, and/or at the time of issuance of any underlying securities to the Investor, the undersigned shall give immediate written notice of such fact to the Company.

The Investor acknowledges that the Securities are subject to restrictions on resale under applicable Canadian securities laws and that the Securities may not be sold other than pursuant to an exemption from the prospectus requirements under applicable Canadian securities laws. The Investor acknowledges and agrees not to trade the Securities other than in accordance with applicable Canadian securities laws. The Investor further acknowledges that any certificate or direct registration statement representing the Securities will bear the following legend (being, the “Canadian Legend”): “UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE CLOSING DATE” and further that if such Securities are delivered by way of an electronic book-entry system, or if the Investor does not directly receive a certificate representing the Securities that the Investor has received notice of such legend. The Canadian Legend may be removed in connection with and subject to the terms of an available exemption from the applicable prospectus requirements under applicable Canadian securities laws, including, where applicable, under applicable outbound distribution requirements.

The Investor falls within one or more of the following categories.

OPTIONAL: If additional provision(s) apply to the Investor please enter the corresponding letter(s) in the text box.

DATED:

By:

Name:

Exhibit 99.1

Privileged & Confidential

Press Release

NorthStar Earth & Space Announces Plans to Become Publicly Traded via Merger with Viking Acquisition Corp. I

●	Space economy has been growing rapidly (estimated $1.8T in 2035E); undetected and unmonitored space objects put national security, national sovereignty, and vitality of the space economy at risk, calling for robust infrastructure to protect high-value assets

●	NorthStar is a highly differentiated space and satellite data analytics company established to monitor and react to active space threats, recognized as mission-critical by key defense, civil, and commercial customers

●	Transaction includes a fully committed $30 million common stock PIPE anchored by Cartesian Capital Group, with participation from leading Canadian and U.S. institutional investors

●	Transaction is expected to provide the business with minimum gross proceeds of $30 million, before giving effect to any additional funds remaining in the trust account

●	New capital enables NorthStar to accelerate deployment of its space-based sensor network and scale its data and analytics platform

MONTREAL and NEW YORK, Apr. 17, 2026 (GLOBE NEWSWIRE) -- NorthStar Earth & Space Inc. (“NorthStar” or the “Company”), a global leader in Space Situational Awareness (“SSA”) and Space Domain Awareness (“SDA”), and Viking Acquisition Corp. I (“Viking”) (NYSE: VACI), a special purpose acquisition company, announced that they have entered into a definitive business combination agreement (the “Business Combination Agreement”). Upon closing of the transaction, shares of the combined company are expected to trade on the New York Stock Exchange under the ticker “NSTR”.

NorthStar’s planned constellation demonstrates industry-defining capabilities in delivering advanced, scalable SSA and geospatial intelligence services to commercial customers and governments. Through its network of bespoke sensors designed to monitor orbital activity and provide threat detection, NorthStar is uniquely equipped to service the rapidly growing space economy and to provide the necessary support systems to ensure satellite safety, support defense and security operations, and enable orbital sustainability.

Stewart Bain, Founder and Chief Executive Officer of NorthStar, said, “NorthStar intends to play a vital role in safeguarding orbital environments and advancing sustainability in space. At this critical juncture, becoming a public company provides NorthStar with unprecedented access to capital to scale our operations. The transaction positions NorthStar to keep pace with the challenges presented by the increased frequency of new launches and deliver greater value to stakeholders across the space industry. Our team is mission-driven as we seek to make a lasting positive impact on our planet through advanced Space Situational Awareness.”

“We are proud to partner with NorthStar, a company at the forefront of space-based intelligence and a clear leader in addressing the growing need for Space Situational Awareness,” said N. Håkan Wohlin, Chief Executive Officer of Viking. “NorthStar’s differentiated technology, strong customer interest, and scalable business model position it to capitalize on powerful secular tailwinds across defense, security, and commercial space. We believe this transaction offers a compelling opportunity for investors to participate in the next generation of space infrastructure.”

Beth Michelson, Partner at Cartesian Capital Group, added, “We are thrilled to build on our partnership with NorthStar as it enters its next phase of growth. We have been consistently impressed by NorthStar’s execution capabilities and its ability to commercialize space information and intelligence services. These strengths reinforce our conviction in NorthStar’s differentiated value proposition and long-term growth potential. As lead investor in this round, we are excited to support the company in scaling its platform, expanding its global reach, and unlocking new opportunities across the sector.”

Privileged & Confidential

Transaction Overview

The transaction includes a fully committed $30 million common stock PIPE anchored by Cartesian Capital Group, with participation from leading Canadian and U.S. institutional investors, which may be satisfied through a direct subscription or the purchase and non-redemption of Viking’s existing public shares. The transaction is expected to provide the business with minimum gross proceeds of $30 million, before giving effect to any additional funds remaining in the trust account.

Under the terms of the Business Combination Agreement, the transaction values NorthStar at a pre-money valuation of $300 million. The expected proceeds from the transaction will be used to fund payload capital expenditures such as sensors to include on satellites, spacecraft integration and deployment, and non-recurring engineering expenses.

Stewart Bain and the NorthStar executive team will continue to lead the Company following the close of the transaction, with the defined goal of executing NorthStar’s growth strategy.

The boards of directors of NorthStar and Viking have each unanimously approved the proposed transaction, which is expected to close in Q3 2026, subject to customary closing conditions.

Advisors

Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC, is serving as exclusive financial advisor, lead capital markets advisor, and sole placement agent to NorthStar, and Greenberg Traurig, LLP is serving as the Company’s legal counsel. KingsRock Advisors, LLC is serving as exclusive financial advisor to Viking. Nelson Mullins Riley & Scarborough, LLP is serving as legal counsel to Viking.

About NorthStar

NorthStar’s precise information services identify and anticipate the position of space objects to enhance spaceflight safety. NorthStar is the first commercial service to deliver space-based SSA and SDA capabilities on an international scale. With headquarters in Montreal, Canada, a European headquarters in Luxembourg, and a dedicated US operation in New York, NorthStar addresses the ever-growing threat of space collisions as a major contribution to empower humanity to preserve our planet.

About Viking

Viking Acquisition Corp. I is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Viking is sponsored by KingsRock Advisors, LLC, an independent global advisory firm, with securities offered by KingsRock Securities, LLC, a FINRA member firm and SIPC. KingsRock advises on a wide range of corporate finance matters and private capital markets transactions, including debt, hybrid, equity and M&A.

Media Contacts

NorthStar

Prosek Partners

Pro-NorthStar@Prosek.com

Viking

Gil Ottensoser

Gil.Ottensoser@viking.kingsrock.com

Exhibit 99.2

NORTHSTAR
EARTH & SPACE

Investor Presentation

April 2026

Investor Presentation April 2026

© NorthStar Earth & Space, Inc. 2026 2 Disclaimer This Presentation (together with oral statements made in connection herewith, the “Presentation”) is for informational purpos es only to assist prospective purchasers in a private placement in making their own evaluation with respect to a proposed busine ss combination (the “Business Combination”) between Viking Acquisition Corp. I (“Viking”) and NorthStar Earth & Space Inc. (together with its subsidiaries , “ NorthStar”), and a proposed private placement of securities in connection with the Business Combination. This Presentation do es not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of Viking or No rthStar or any affiliates thereof. The terms of the Business Combination set forth in this Presentation are indicative, non - bin ding and subject to further discussion, negotiation and change. By accepting this Presentation, you acknowledge and agree that all of the information contained herein or disclosed orally re gar ding the Business Combination is confidential, that you will not distribute, reproduce, disclose or use such information for any purpose other than for the purpose of evaluating your firm’s participation in the potential placement, that you will not distribute, reproduce, disclose or use suc h information in any way detrimental to Viking or NorthStar, and that you will return, delete or destroy this Presentation up on request. Further, by accepting this Presentation, the recipient agrees to maintain all such information in confidence until such information becomes publicly ava ila ble not as a result of any breach by recipient and comply with any other contractual obligations or laws applicable to the re cip ient. You are hereby advised that the United States securities laws restrict persons with material non - public information about a comp any obtained directly or indirectly from that company from purchasing or selling securities of such company, or from communic ati ng such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such se cur ities on the basis of such information. The information contained herein does not purport to be all - inclusive and none of Viking, NorthStar, nor any of their respective subsidiaries, stockholders, affiliates, representatives, control persons, partners, members, managers, directors, officers, e mp loyees, advisers or agents make any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation, including any information based on studies, publications, surveys, or internal estimates. Prospective inve sto rs in the proposed private placement should consult with their own counsel and tax and financial advisors as to legal and related matters concerning the matters d esc ribed herein, and, by accepting this Presentation, you confirm that you are not relying solely upon the information contained he rein to make any investment decision. The recipient shall not rely upon any statement, representation or warranty made by any other person, firm or corpo rat ion in making its investment decision to subscribe for securities of the combined company expected to result from the Busines s C ombination (the “Combined Company”). To the fullest extent permitted by law, in no circumstances will Viking, NorthStar or any of their respective subs idi aries, stockholders, affiliates, representatives, control persons, partners, members, managers, directors, officers, employee s, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its conten ts, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise ar ising in connection therewith. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectiv es, financial situations or financial needs. This Presentation shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as a men ded. This Presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in whi ch such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any su ch jurisdiction. Any offering of securities will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be offered as a private place men t to a limited number of institutional “accredited investors” as defined in Rule 501(a)(1), (2), (3) or (7) under the Securit ies Act and “Institutional Accounts” as defined in FINRA Rule 4512(c). Accordingly, any such securities must continue to be held unless a subsequent disposition is e xem pt from the registration requirements of the Securities Act. Investors should consult with their counsel as to the applicable re quirements for a purchaser to avail itself of any exemption under the Securities Act. The transfer of any such securities may also be subject to conditions set f ort h in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the econom ic risk of their investment for an indefinite period of time. Viking, NorthStar and their respective directors and executive o ﬃ cers may be deemed participants in the solicitation of proxies from Viking’s shareholders with respect to the potential Busin ess Combination. A list of the names of Viking’s directors and executive o ﬃ cers and a description of their interests in Viking is contained in Viking’s ﬁnal prospectus relating to its initial public offering, which was ﬁled wi th the Securities and Exchange Commission (the “SEC”) on October 31, 2025 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Viking. Additional information regarding the interests of the participants in the solicitation of proxies from the shareho lde rs of Viking with respect to the proposed Business Combination will be contained in the proxy statement/prospectus for the pr opo sed Business Combination ﬁled by Viking when available. Certain statements in this Presentation may be considered “forward - looking statements”. Forward - looking statements herein genera lly relate to future events or the future financial or operating performance of Viking, NorthStar or the Combined Company. Fo r e xample, projections of future financial performance of the Combined Company, the Business Combination, the Combined Company’s business plan, other projecti ons concerning key performance metrics or milestones, the proceeds of the Business Combination and the Combined Company’s expecte d cash runway, and the potential effects of the Business Combination on Viking and the Combined Company, are forward - looking statements. In some ca ses, you can identify forward - looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “project,” “target,” “plan,” or “potentially” or the negatives of these terms or variations of them or similar ter min ology. Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results t o differ materially from those expressed or implied by such forward - looking statements. This includes any projected financial information, which is for illustrative purp oses only, is based on assumptions that may not materialize, and has not been audited or reviewed by any independent auditors . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable by Viking, NorthStar and their respective management, as the case may be, are inherently uncertain and subject to material change. New risks and u nc ertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to di ffe r materially from current expectations include, but are not limited to, factors beyond management’s control, including genera l e conomic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward - Looking Statem ents” in Viking’s final prospectus relating to its initial public offering, dated October 31, 2025, and other filings with th e S EC, as well as factors associated with companies, such as NorthStar, including anticipated trends, growth rates, and challenges in their businesses and in the marke ts in which they operate, including the factors described in the summary risk factors that will accompany this Presentation. Not hin g in this Presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved. You should not place undue reliance on forward - loo king statements in this Presentation, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionar y s tatements herein. This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the propert y o f their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, © or ® symbols, but Viking and NorthStar, as applicable, will assert, to the fullest extent under app licable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Nothing contained in this Presentation will be deemed or construed to create the relationship of partnership, association, pr inc ipal and agent or joint venture. This Presentation does not create any obligation on the part of NorthStar, Viking or the rec ipi ent to enter into any further agreement or arrangement. Unless and until a definitive agreement has been fully executed and delivered, no contract or agreement provi din g for a transaction will be deemed to exist and none of Viking, NorthStar or the recipient will be under any legal obligation of any kind whatsoever. Accordingly, this Presentation is not intended to create for any party a right of specific performance or a right to seek any payment or d ama ges for failure, for any reason, to complete the proposed transactions contemplated herein. Certain information contained in this Presentation relates to or is based on studies, publications, surveys and NorthStar’s o r V iking’s own internal estimates and research. In addition, all of the market data included in this Presentation involves a num ber of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while NorthStar and Viking believe the ir internal research is reliable, such research has not been veriﬁed by any independent source and NorthStar and Viking canno t g uarantee and make no representation or warranty, express or implied, as to its accuracy and completeness.

© NorthStar Earth & Space, Inc. 2026 Today’s speakers 3 • 30+ years of developing, and commercializing leading - edge technologies for aerospace applications • Led and advised on international aerospace missions across engineering, project management, and business development roles • Extensive experience as a board member for private industry and associations • Seasoned financial executive with two decades of experience building and scaling global businesses • Leads NorthStar’s U.S. subsidiary, strengthening the company’s role in the U.S. space industrial base • Partner at Cartesian Capital Group, with experience leading investments and acquisitions across 20 countries • Engineering leader driving NorthStar’s space - based sensor & data infrastructure, with satellite safety services • Experienced in terrestrial and space multidisciplinary projects across aerospace and high - tech sectors • Holds a Bachelor in Aerospace Engineering and M.A.Sc. in Mechanical & Aerospace Engineering, skilled in FEM & CFD • 30+ years of experience in global capital markets, M&A, underwriting, & complex capital solutions • Also serves as the Founder & Managing Partner at KingsRock, and engages in a range of advisory or trustee roles • Led Deutsche Bank’s global debt origination and major sovereign restructurings during the Eurozone debt crisis • 20+ years of driving revenue growth across traditional and alternative asset classes, including hedge funds and SPACs • Also, serves as the Managing Director at KingsRock • Co - founded and scaled a boutique investment bank, went on to lead SPAC investments • Holds an MBA in Finance from NYU Stern School of Business • Former U.S. Office of Space Commerce Director bringing deep policy and commercial - space insight to NorthStar’s U.S. Advisory Board • Leads NorthStar’s U.S. strategy across space - situational and space - traffic services, strengthening safety and awareness for government and industry Stewart Bain Founder & CEO Beth Michelson CFO & President, US Peter Klimas Exec. Dir. of Engineering Håkan Wohlin CEO of Viking Acquisition Corp. I Gil Ottensoser CFO of Viking Acquisition Corp. I Kevin O’Connell Key Advisor, Chairman of NorthStar US Board

N. Håkan Wohlin

CEO

KingsRock · Deutsche Bank · Bear Stearns

Lou Jaffe

Chairman

KingsRock · Deutsche Bank

Gil Ottensoser

CFO

KingsRock · Deutsche Bank · BTIG

Philipp von Girsewald

Chief Strategy Officer

KingsRock · Deutsche Bank · NAX · raisin

Dr. Josef Ackermann

KingsRock · Deutsche Bank · World Economic Forum · Zurich · Siemens

Seth Waugh

KingsRock · Deutsche Bank · PGA

Fred Brettschneider

KingsRock · Deutsche Bank · LibreMax Capital · Credit Suisse

Yassine Bouhara

KingsRock · Deutsche Bank · Tell

Independent Advisory Excellence

- **4,500** Years of Combined Experience
- **30+** Average Years of Senior Leadership Experience
- **15+** Industries

Team / Partnerships

- **52** Core Team Members
- **120+** Senior Advisors Worldwide
- **5** Strategic Partnerships

Global Reach

- **85+** Countries Served
- **37** Nationalities
- **45** Countries with Direct Presence

© NorthStar Earth & Space, Inc. 2026

4

© NorthStar Earth & Space, Inc. 2026 Core Team Members …and is Supported by a Seasoned Board with Deep Expertise Viking’s Strong Leadership Team is Comprised of Industry Veterans… Differentiated SPAC partner backed by KingsRock’s expertise & global network KingsRock is a global independent advisory firm that provides creative financial and strategic advisory to a range of clients across in du stries, asset classes, and geographies Global Reach Team / Partnerships Independent Advisory Excellence Nationalities 37 52 Years of Combined Experience 4,500 Countries with Direct Presence 45 Strategic Partnerships 5 Senior Advisors Worldwide 120+ Countries Served 85+ Fred Brettschneider Dr. Josef Ackermann Seth Waugh Yassine Bouhara Lou Jaffe Chairman Gil Ottensoser CFO Philipp von Girsewald Chief Strategy Officer N. Håkan Wohlin CEO 4 Industries 15+ Average Years of Senior Leadership Experience 30+

© NorthStar Earth & Space, Inc. 2026 Investment highlights 5 NorthStar Overview Industry Backdrop • NorthStar is a highly differentiated Space and Satellite data analytics company to monitor and react to active space threats • Recognized as critical by key defense, civil & commercial customers such as DARPA, 3CSD (Canadian Government), the Luxembourg Space Agency, the European SPACE Agency, etc. • 1 of 2 companies to be selected by DARPA Space Watch for their monitoring capabilities • Attractive financial profile with $30M revenues & strong profitability margins in 2026E with potential for significant cash flows in the long - term • The Space economy has been growing rapidly ( $1.8T in 2035E) (1) , calling for robust infrastructure to protect these high - value assets • Undetected and unmonitored Space objects put national security, national sovereignty & vitality of the Space economy at risk (1) McKinsey & Company, Space: The $1.8 trillion opportunity for global economic growth

NORTHSTAR
EARTH & SPACE

Capital injected to date

~US$100M

Strategics

- ses
- TELESPAZIO — a LEONARDO and THALES company
- ThalesAlenia Space

Governments

- *Canadian Provincial Investor*
- LE GOUVERNEMENT DU GRAND-DUCHÉ DE LUXEMBOURG

Financials

- CARTESIAN capital group
- telesystem

© NorthStar Earth & Space, Inc. 2026

6

© NorthStar Earth & Space, Inc. 2026 NorthStar is backed by blue chip strategic, financial and government investors 6 Strategics ~US$100M Capital injected to date Financials Governments Canadian Provincial Investor

© NorthStar Earth & Space, Inc. 2026 Our world runs on Space. It’s under threat Humanity has never been more interconnected or data - driven than it is today, and space infrastructure sits at the heart of this transformation Satellites enable global connectivity , power our economies and underpin the digital systems on which we depend every day . They provide communications in disaster zones, deliver tele - education to remote communities, monitor environmental changes, track disruptions in global supply chains, support farmers in managing their crops and keep our navigation and timing systems running Over the years, we have grown heavily reliant on data coming from or through the satellites orbiting our planet Yet this infrastructure is under increasing pressure “ ” Source: World Economic Forum , Clear Orbit, Secure Future: A Call to Action on Space Debris Excerpt from the January 2026 World Economic Forum Insight Report 7

Active threats are increasingly common in our orbital environment

Russian spy spacecraft have intercepted Europe's key satellites, officials believe

Unencrypted European communications are being targeted by Moscow

The suspicious manoeuvres of Russian satellite Luch-2
Equator

Luch-2 has approached several GEO satellites since 2023, including:
Luch-2
GEO satellite
Longitude
Distance between satellites (km)
Rascom-QAF 1R 2.85°E
Eutelsat 3B 2.85°E
Eutelsat Konnect VHTS 3°E
Astra 4A 3°E
SES-5 4.85°E
Eutelsat KA-SAT 9A 5°E
Eutelsat 9B 9°E
Eutelsat 3C 9°E
33°E
0 20 40 60 80 100 120 140 160 180 200 220

China's space moves: Highly mobile satellites stalking GEO spook Space Force

Hijacked satellites and orbiting space weapons: In the 21st century, space is the new battlefield

Russia is tracking two satellites used by the German military, defense minister says

A Mysterious Satellite Hack Has Victims Far Beyond Ukraine

The biggest hack since Russia's war began knocked thousands of people offline. The spillover extends deep

Congestion in Earth's orbit is getting even worse

Orbiting satellites could start crashing into one another in less than 3 days, theoretical new 'CRASH Clock' reveals

China demonstrated 'satellite dogfighting,' Space Force general says

By Courtney Albon

LOW EARTH ORBIT, where most satellites operate, has become a whirlwind of metal shards and dead, tumbling debris.

China's Long March 6A rocket is making a mess in low-Earth orbit

After nearly every flight, the upper stage of this rocket breaks apart in orbit.

Comment

Anti-satellite weapon tests to disrupt large satellite constellations

© NorthStar Earth & Space, Inc. 2026

Source: News articles

8

© NorthStar Earth & Space, Inc. 2026 Active threats are increasingly common in our orbital environment China has demonstrated satellite ‘dogfighting’ — multiple spacecraft maneuvering in close coordination — a capability with clear implications for space combat Highly maneuverable Chinese satellites are operating near other spacecraft in geostationary orbit, behavior that Space Force officials say is increasingly concerning Russia is closely tracking satellites used by the German military, raising concerns about targeting and the vulnerability of space - based defense systems Satellites can now be jammed, hijacked, or physically attacked, turning space into an increasingly contested battlefield The satellite hack disrupted communications far beyond Ukraine, exposing how vulnerable commercial space systems are during conflict A powerful solar storm could rapidly increase atmospheric drag, destabilizing satellite orbits & triggering collisions within days rather than years Earth’s orbit is becoming increasingly crowded, with thousands of new satellites dramatically raising the risk of close calls and collisions A single collision can generate thousands of debris fragments, each capable of triggering further impacts in a self - sustaining cascade The U.S. military is tracking more than 300 pieces of debris from a single Chinese rocket launch, adding to an already congested low - Earth orbit Russian spacecraft have repeatedly maneuvered close to European satellites, lingering nearby for extended periods in what officials believe may be intelligence - gathering missions 8 Debris from anti - satellite weapon tests can function as an indirect means of disrupting large satellite constellations for years after the event Source: News articles These are deliberate maneuvers in space that target high - value space assets

NorthStar addresses active threats & supports a safe Space environment

NorthStar's primary use cases

- Defense
- National security

- AI / datacenters
- Weather monitoring
- Manufacturing
- Earth observation
- Pharma
- Communications
- Energy production
- Human habitat
- Natural resource production

© NorthStar Earth & Space, Inc. 2026

9

© NorthStar Earth & Space, Inc. 2026 NorthStar addresses active threats & supports a safe Space environment 9 National security Communications Earth observation Weather monitoring Human habitat Energy production AI / datacenters Manufacturing Pharma Natural resource production Defense The Space economy estimated at $1.8 Trillion for 2035 (1) is vital for several critical industries (1) McKinsey & Company, Space: The $1.8 trillion opportunity for global economic growth NorthStar’s primary use cases Other potential secondary markets in the $1.8T Space economy

© NorthStar Earth & Space, Inc. 2026 Why NorthStar? Proven leader in active space threat monitoring utilizing space - based sensors vs. ground - based sensors only Source - agnostic & fully - adaptable data pipeline to any third - party data & sensors One of only two companies selected for DARPA Space - WATCH program to detect active threats 10 1 2 3 4 Best - in - class proprietary data analytics platform utilizing AI / ML models Capital light business model that is operationally breakeven 5

© NorthStar Earth & Space, Inc. 2026 NorthStar’s novel space - based approach closes gaps of ground - based systems Global coverage of ground - based systems, representing current gaps in observability (gray areas) Space Fence (1) (1) Ground - based radar system operated by the U.S. Space Force. Construction began in 2009 and its cost totaled ~$1.6B. The Spac e Fence became operational in 2020 11 1 NorthStar addresses low revisit rates, low quality data, gaps in coverage, and insufficient precision

© NorthStar Earth & Space, Inc. 2026 NorthStar is a data & analytics provider first - enabled by space - based sensors Delivers a fully integrated Space Domain Awareness “SDA” solution, combining: 12 Proprietary AI / ML models for space domain awareness Extensive library of model and simulation tools for precise predictions Patented concept of operations 55+ STEM individuals including backgrounds in orbital dynamics, computer systems, software, image processing and astrophysics 2

Source-agnostic data pipeline

3

3rd Party Data

NORTHSTAR EARTH & SPACE **Data**

NORTHSTAR EARTH & SPACE

Data Processing / Applications support

→

Plug & play with third party APIs

Contextualized Data

© NorthStar Earth & Space, Inc. 2026

(1) Low Earth Orbit

13

© NorthStar Earth & Space, Inc. 2026 3rd Party Data Source - agnostic data pipeline Data Processing / Applications support Integrates ground - based & space - based data sources to maintain custody of space & detect anomalies in real time 13 Data Contextualized Data Ra / Dec State Vectors Catalogue 3D Objects position & Velocity Mapping Change Detection Celestial surveillance from LEO (1) to Cislunar Simulation Plug & play with third party APIs 3 (1) Low Earth Orbit

© NorthStar Earth & Space, Inc. 2026 NorthStar’s system provides rapid detection & never loses track of the threat 06:15 PM – Initial detection of lost object by other ground - based systems; 04:15 PM – Separation of a 10cm object from 15cm JIMSAT Day 2 Day 1 NorthStar detected lost, spawned object 52x faster 14 At work for the U.S. Department of War / Department of Commerce in a live exercise 04:45 PM – Object first detected by NorthStar 07:45 PM – NorthStar is the only system to establish full custody of the object which means NorthStar will never lose track of the object 26 hours 30 min 3 hours than other ground - based systems Custody never established

MANEUVER DETECTION & ANALYSIS

UNCORRELATED TRACKS (UCTs) IDENTIFICATION

?

PATTERN OF LIFE AND BEHAVIORAL ANALYSIS

A
B

NEIGHBOURHOOD (GEO)

STATE VECTORS

CONJUNCTION PREDICTION

CO-ORBITAL/CO-PLANAR (LEO)

SENSOR PASS SCHEDULE

WATERFALL PLOT

UTC
longitude

PHOTOMETRIC ANALYSIS

© NorthStar Earth & Space, Inc. 2026

See Appendix for fuller detail of services and descriptions

15

© NorthStar Earth & Space, Inc. 2026 NorthStar offers a complete range of services to monitor active threats UNCORRELATED TRACKS (UCTs) IDENTIFICATION MANEUVER DETECTION & ANALYSIS PATTERN OF LIFE AND BEHAVIORAL ANALYSIS 15 SENSOR PASS SCHEDULE WATERFALL PLOT STATE VECTORS CONJUNCTION PREDICTION PHOTOMETRIC ANALYSIS NEIGHBOURHOOD (GEO) CO - ORBITAL/CO - PLANAR (LEO) See Appendix for fuller detail of services and descriptions

© NorthStar Earth & Space, Inc. 2026 Bespoke sensors in space first improve quality and then revisit rates 16 Completed Phase 1 Phase 2 Phase 3 Phase 4 • NorthStar is fully operational and uses third - party data • 80 million observations per day • Increased proprietary data enhances the quality of the system • 5+ bespoke sensors • 120 - minute revisit rate of all resident space objects • Critical mass achieved – more powerful than any combination of systems • 40+ bespoke sensors • 60 - minute revisit rate of all resident space objects • Meeting full requirements of the warfighter • 90+ bespoke sensors • 20 - minute revisit rate of all resident space objects Roadmap for deployment

© NorthStar Earth & Space, Inc. 2026 Uniquely positioned to meet the needs of the warfighter Enhancing threat detection & early warning against hostile actions in space Enabling more timely, secure, and informed decisions for joint force commanders Protecting satellite - based assets critical to C4ISR (1) , navigation, & strike coordination Supporting resilient space operations 17 “Look Wide, Look Close, Call the Shot” Space Force active threat management (1) Command, Control, Communications, Computers, Intelligence, Surveillance, and Reconnaissance which is the integrated syste m o f technologies and processes used by militaries to collect data, analyze intelligence, and coordinate forces

NorthStar leads SDA capabilities vs. other space technology companies

		Ground optical			Ground radar					Passive RF					Space-based optical				
Company	NORTHSTAR EARTH & SPACE	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18
Type	Private	Private	US	Private	US	US	US	Private	Private	US	US	FR	Private	Private	US	CA	Private	Private	Private
Identify active threats	✓	-	X	-	X	-	X	X	X	X	-	X	X	X	X	X	X	-	-
Scalable to warfighter specifications	✓	X	X	X	-	-	X	-	X	X	X	X	-	X	-	-	-	-	-
Adaptable to new requirements	✓	-	✓	-	X	-	-	-	-	✓	X	-	✓	-	X	-	✓	-	✓
Identify anomalies (Catalogue UCTs)	✓	-	X	X	✓	✓	X	-	X		X	X	X	X	✓	✓	-	-	-
Multi-Source fusion capability	✓	✓	-	✓	-	-	✓	✓	✓	✓	✓	✓	-	-	-	-	-	-	-

© NorthStar Earth & Space, Inc. 2026

✓ Capable X Not Capable - Capability not demonstrated

18

© NorthStar Earth & Space, Inc. 2026 NorthStar leads SDA capabilities vs. other space technology companies NorthStar's WFOV system uniquely scans for active threats with no prior knowledge of an object’s existence required 18 Space - based optical Passive RF Ground radar Ground optical 18 17 16 15 14 13 12 11 10 9 8 7 6 5 4 3 2 1 Company Private Private Private Private Private Private Private Private Private Private Type - - x x x x x x - x x x x - x - x - ض Identify active threats - - - - - X - x x x x - x - - x x x ض Scalable to warfighter specifications ض - ض - x - ض - x ض - - - - x - ض - ض Adaptable to new requirements - - - ض ض x x x x x - x ض ض x x - ض Identify anomalies (Catalogue UCTs) - - - - - - - ض ض ض ض ض ض - - ض - ض ض Multi - Source fusion capability ض Capable X Not Capable - Capability not demonstrated

NorthStar targets large & rapidly growing SSA market

~2X
$39B
$20B
2025 (1)
2035 (1)

© NorthStar Earth & Space, Inc. 2026

(1) Market Research Future "Space Situational Awareness Market"

19

© NorthStar Earth & Space, Inc. 2026 $20B $39B 2025 2035 NorthStar targets large & rapidly growing SSA market © NorthStar Earth & Space, Inc. 2026 (1) Market Research Future “Space Situational Awareness Market” Space Situational Awareness (SSA) services are critical in protecting the $1.8 Trillion global space economy 19 (1) (1) ~2X

Supplementary SSA data

Data transfer

aws | KEPLER

Global optical sensor network data

Major Defense Contractor

NORTHSTAR EARTH & SPACE

Proprietary electro-optical payload

Honeywell | Aerospace

- ✓ Integrated in Canada's 3CSD operation mission for national security
- ✓ Extensive IP portfolio
- ✓ Plug-and-play with any API

Satellite for hosted payloads

KEPLER

Satellite Internet Constellation Company | spire

© NorthStar Earth & Space, Inc. 2026
20

© NorthStar Earth & Space, Inc. 2026 Globally renowned partners power NorthStar’s patented data & analytics platform x Integrated in Canada’s 3CSD operation mission for national security x Extensive IP portfolio x Plug - and - play with any API Satellite for hosted payloads Global optical sensor network data Proprietary electro - optical payload Data transfer Supplementary SSA data 20 Major Defense Contractor Satellite Internet Constellation Company Space technology companies operating across launch, satellite tracking, SSA and orbital intelligence

Proven defense, commercial and civil customer use cases

PROMINENT CLIENT RELATIONSHIPS

DARPA

NATO DIANA — DEFENCE | INNOVATION | ADOPTION

SPACE DEFENSE AGENCIES

A European Air and Space Force

NORTHSTAR EARTH & SPACE

GOVERNMENT

Military Defense Alliance

A U.S.-based Agency

COMMERCIAL

On-orbit Servicing Company

SPACE42

Canadian Satellite Operator

© NorthStar Earth & Space, Inc. 2026

21

© NorthStar Earth & Space, Inc. 2026 Proven defense, commercial and civil customer use cases SPACE DEFENSE AGENCIES GOVERNMENT COMMERCIAL PROMINENT CLIENT RELATIONSHIPS 21 On - orbit Servicing Company Canadian Satellite Operator A European Air and Space Force Military Defense Alliance A U.S. - based Agency

High-margin service offerings

Fully Loaded Gross Margin %

Data fusion	*Operations services*	*Tracking data*	*Analytics toolkit*	*Training*
75%	*30%*	*45%*	*100%*	*30%*

% Estimated Revenues

© NorthStar Earth & Space, Inc. 2026

22

© NorthStar Earth & Space, Inc. 2026 High - margin service offerings 22 EMBEDDED CUSTOMER TRAINING & ANALYTICS Fully Loaded Gross Margin % DATA PROCESSING SERVICES Transforming unusable & large observation datasets to provide a clearer operating picture Providing on - site technical training & subject - matter expertise SCANNING & DETECTION SERVICES 30% Analytics toolkit 100% Training 45% Tracking data 75% 30% Data fusion Operations services Leveraging NorthStar’s full space - based capabilities to provide higher quality & improved rate of revisits of active threats % Estimated Revenues l l l Note: Margins are subject to change on a case - by - case basis and are not standardized across all offerings

Our 2026 financial projections

US$30M+
Revenue

~54%
Gross Margin %

250%+
YoY Revenue Growth %

~38%
EBITDA Margin %

© NorthStar Earth & Space, Inc. 2026

23

© NorthStar Earth & Space, Inc. 2026 Our 2026 financial projections 23 US$30M+ Revenue 250%+ YoY Revenue Growth % ~54% Gross Margin % ~38% EBITDA Margin %

Public comparable company universe

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BLACKSKY

planet.

Data / Security Intelligence

CLOUDFLARE

CROWDSTRIKE

DATADOG

FORTINET

Palantir

paloalto NETWORKS

rubrik

SentinelOne

servicenow.

snowflake

zscaler

Aerospace & Defense

L3HARRIS FAST. FORWARD.

LOCKHEED MARTIN

NORTHROP GRUMMAN

RTX

© NorthStar Earth & Space, Inc. 2026

24

© NorthStar Earth & Space, Inc. 2026 Public comparable company universe 24 Aerospace & Defense Space Hardware & Data Analytics Data / Security Intelligence

Detailed transaction overview

TRANSACTION HIGHLIGHTS

SOURCES & USES ($ MILLIONS)

SOURCES	
NorthStar Rollover Equity	$300.0
SPAC Investors	$100.0
PIPE Investors	$30.0
Estimated Net Debt Rollover[1][2]	$10.0
Total Sources	**$440.0**
USES	
Equity to NorthStar	$300.0
New Cash to Balance Sheet	$120.0
Illustrative Transaction Expenses	$10.0
Estimated Net Debt Rollover[1][2]	$10.0
Total Uses	**$440.0**

PRO-FORMA VALUATION ($ MILLIONS)[7]

Shares Outstanding (Millions)	**51.5**
Share Price ($)	$10.00
Equity Value	**$515.4**
(+) Estimated Debt[1]	$16.0
(-) Estimated Cash[2]	($126.0)
Enterprise Value	**$405.4**

PRO-FORMA OWNERSHIP[7]

	Shares (Millions)	% Own.
NorthStar[3]	30.0	58.2%
SPAC Investors	10.0	19.4%
PIPE Investors[4][5]	6.0	11.6%
SPAC Sponsor[4][5][6]	5.5	10.8%

NORTHSTAR
EARTH & SPACE

© NorthStar Earth & Space, Inc. 2026

25

© NorthStar Earth & Space, Inc. 2026 Detailed transaction overview • NorthStar’s pre - money valuation of $300M Valuation • Includes a $30M common stock PIPE anchored by Cartesian Capital Group and with participation from leading Canadian and U.S. institutional investors • In addition to each newly issued subscribed PIPE share, PIPE investors will be transferred or issued 1 share and 1 warrant identical existing SPAC warrants • Assumes $100M remaining cash in trust after accounting for redemptions • Expected use of net proceeds to support efforts to expand into different markets including, launch proprietary sensors in LEO for data collection (~50%), SpaceCraft Integration & Deployment (~40%) and non - recurring engineering expenses (~10%) Financing • NorthStar shareholders would rollover 100% of their equity and are expected to hold ~58% of the outstanding pro - forma equity • Valuation shown excludes 10M share earnout based on run rate revenues of $50M in 2027 and $100M in 2028 Structure 51.5 Shares Outstanding (Millions) $10.00 Share Price ($) $515.4 Equity Value $16.0 (+) Estimated Debt (1) ($126.0) ( - ) Estimated Cash (2) $405.4 Enterprise Value TRANSACTION HIGHLIGHTS SOURCES & USES ($ MILLIONS) PRO - FORMA VALUATION ($ MILLIONS) (7) PRO - FORMA OWNERSHIP (7) 25 (1) Assumes CAD to USD spot rate of 1.37 (2) Includes estimated EOP cash in Q3 2026. Assumes CAD to USD spot rate of 1.37 (3) Ex cludes 9M shares from earnout (4) Assumes 3.0M shares purchased at $10.00 per share, SPAC Sponsor transfers 2.5M shares to PIPE Investors, and company issues 500K shares to PIPE investors (5) Includes im pac t of 2.5M SPAC Sponsor Shares transferred to PIPE Investors (6) Excludes 1M shares from earnout and includes private placement shares (7) Excludes impact from shares issuable for 7.67M public warrants, 220K p riv ate placement warrants and 3.0M PIPE warrants % Own. Shares (Millions) 58.2% 30.0 NorthStar (3) 19.4% 10.0 SPAC Investors 11.6% 6.0 PIPE Investors (4)(5) 10.8% 5.5 SPAC Sponsor (4)(5)(6) USES $300.0 Equity to NorthStar $120.0 New Cash to Balance Sheet $10.0 Illustrative Transaction Expenses $10.0 Estimated Net Debt Rollover (1)(2) Total Uses SOURCES $300.0 NorthStar Rollover Equity $100.0 SPAC Investors $30.0 PIPE Investors $10.0 Estimated Net Debt Rollover (1)(2) Total Sources $440.0 $440.0

Appendix

NORTHSTAR
EARTH & SPACE

NORTHSTAR CASSY
Collision Analysis
Collision Avoidance
Search
/ Collision Analysis / NS Event 61
NorthStar Event 61
04j 22h 32m 43s
RSO1
LEOSAT - 23233
RSO2
DEBRIS - 54443
Latest Assessment
2024-12-11 // 12:22:22
Latest PC
3.333 e-16
Latest Miss Distance
2982.04 m
Latest TCA (UTC)
2024-12-11 // 12:22:22.2222
Radial Separation
200.0m
Cross Track Separation
219m
hard body radius
219m
2D Map
Displayed
3D Map
Displayed
B - Plan
Displayed
Assigned
Escalated
Ephemerid
Collision
Debris 54443
LEOSAT 23233
Miss Distance / Time of Assesment
Probability of Collision / Time of Assesment
Mitigation
16:36
Oct 2024
B-Plane
Delta Magnitude / Time
Radial
Intrack
Crosstrack

Highly Confidential. © NorthStar Earth & Space, Inc. 2026

Highly Confidential. © NorthStar Earth & Space, Inc. 2026 NORTHSTAR’S DATA - DRIVEN PLATFORM OF HIGH - FIDELITY PRODUCTS AND SERVICES IS DESIGNED TO ACHIEVE A SAFE AND SECURE ENVIRONMENT , ON EARTH AND IN SPACE Appendix

© NorthStar Earth & Space, Inc. 2026 Our products and services enable a wide range of applications SENSOR PASS SCHEDULE Assist with scheduling and coordinating observations or passes of ground - based tracking stations with specific satellites or objects of interest in orbit UNCORRELATED TRACKS (UCTS) IDENTIFICATION Detect and track objects in space that are not associated with known satellite trajectories or space objects catalogues MANEUVER DETECTION & ANALYSIS Monitor and analyse in real - time trajectory changes in a satellite’s vicinity WATERFALL PLOT Track change in longitude of a RSO over time or a series of mission events. Visualize RSO pattern of life to assess manoeuvre effectiveness, track orbit evolution, & identify critical mission events/performance PATTERN OF LIFE & BEHAVIORAL ANALYSIS Integrate multiple data sources - ground, space based, radiometric, optical to reconstruct & predict space object trajectory STATE VECTORS Automatically generate state vector via Orbit Determination Pipeline CONJUNCTION PREDICTION Determine distance between multiple satellites, in their respective orbits, using the propagated (i.e., predicted) trajectories PHOTOMETRIC ANALYSIS Identify & survey satellites, capturing changes to nominal photometric signatures, characterizing anomalous behaviour to include spinning, orientation changes, and loss of control NEIGHBOURHOOD (GEO) Continuously monitor area surrounding a specific GEO satellite or space asset to identify and track nearby objects CO - ORBITAL/CO - PLANAR (LEO) Monitor and analyze objects in Low Earth Orbit (LEO) that share the same orbital path or plane as a reference Resident Space Object (RSO) 27

© NorthStar Earth & Space, Inc. 2026 • Served as a pre - processing team to enable downstream data fusion by others is a critical gap filler • Allowed us to plug in a new sensor while maintaining compatibility across all processing workflows • Made data plug - and - play, agnostic to sensor location or provenance • With this modular construct, we continue to look for ground - and space - based optical & RF capabilities Solutions Demonstrated Precision Space Data Calibration High - Realism Simulation & Synthetic Data Sensor Development, Hosting & Deployment Commercial Crew Augmentation 28 NorthStar’s Key Value Adds Customer case study: U.S. Geospatial Intelligence Foundation Source - Agnostic Sensor Ingest & Pre - Processing Orbital Analytics & Trajectory Management Multi - INT RF + EO Sensor Fusion Space - to - Space Edge Processing

Company snapshot & history of execution

NorthStar Canada
Headcount: 46

NorthStar Luxembourg
Headcount: 20

NorthStar USA
Headcount: 6

NorthStar Pacific
Headcount: 2

Satellites in orbit	Team	Capital injected
4 → 96 (Now → Future)	74 → 150 (Now → Future)	~$100M

Select Investors

CARTESIAN capital group | Canadian Provincial Investor | TELESPAZIO a LEONARDO and THALES company | ThalesAlenia Space | telesystem | ses | LE GOUVERNEMENT DU GRAND-DUCHÉ DE LUXEMBOURG

© NorthStar Earth & Space, Inc. 2026
29

© NorthStar Earth & Space, Inc. 2026 Company snapshot & history of execution 2019 • Secured funding from Space Alliance (Telespazio, Thales Alenia Space), Telesystem, Rogers Family Trust, and Investissement Quebec • Luxembourg Government and NorthStar establish a Clean Space Centre of Excellence in Luxembourg 2021 • Collaborated with US DoC (GEO Pilot) and runs SACTs (US DoD) Meridian Cell from Luxembourg • Luxembourg Future Fund (Lux Gov) invests in NorthStar 2022 • Partnership with SES, Telespazio and Astroscale • Investment from SES, Cartesian Capital Group (and existing investors) 2023 • European operations kick off with the support of LuxIMPULSE (LSA) • Initiation of DARPA Space WATCH program 2024 • Launched first 4 satellites from New Zealand • Delivery of SDA operations support to USSF Joint Commercial Operations (JCO) International Cells 2025 • Commercialization of Space Information & Intelligence Services to commercial satellite operators • 24/5 operations support to Canadian DnD – 3CSD operation mission for national security ~$100M Capital injected 4 Satellites in orbit 96 Now Future 150 Team 74 Now Future NorthStar Canada NorthStar USA NorthStar Luxembourg Headcount: 46 Headcount: 6 Headcount: 20 NorthStar Pacific Headcount: 2 Select Investors 29 Canadian Provincial Investor

Highly experienced leadership team & board in the space industry

Leadership team

Stewart Bain

Founder and CEO

UBE
RADARSAT Constellation
NASA

Beth Michelson

CFO
President, NorthStar US

CARTESIAN capital group
Columbia Business School
AIG

Peter Klimas

Executive Director, Engineering

WEBB SPACE TELESCOPE
Honeywell
JDSU VIAVI
SANMINA

Nadia Rochdi

Technical Director, Ei2 Products

CRSS·SCT
INRAE
Institut national agronomique Paris-Grignon

Yann Picard

Executive Director of Products

SAFRAN
PHILIPS

Board of directors

Charles Sirois

Chairman of the Board

telesystem
BCE
CIBC

Kevin O'Connell

Key Advisor, Chairman of NorthStar US Board

© NorthStar Earth & Space, Inc. 2026

30

© NorthStar Earth & Space, Inc. 2026 Highly experienced leadership team & board in the space industry 30 Executive Director of Products Yann Picard Key Advisor, Chairman of NorthStar US Board Kevin O’Connell Founder and CEO Stewart Bain Chairman of the Board Charles Sirois Technical Director, Ei2 Products Nadia Rochdi Institut national agronomique Paris - Grigon CFO President, NorthStar US Beth Michelson Executive Director, Engineering Peter Klimas Leadership team Board of directors

© NorthStar Earth & Space, Inc. 2026 31 Risk Factors RISKS RELATED TO OUR OPERATIONS • The development of advanced data analytics services is complex, and delays could adversely affect our business and prospects. • We may be unable to adequately control the costs associated with our operations and the components necessary to develop and c omm ercialize our data analytics technology. • We may not accurately estimate future supply and demand for our analytics services, leading to inefficiencies and hindering o ur ability to generate revenue and profits. • Our expectations and targets regarding technical, pre - production, and production objectives depend on assumptions and analyses t hat may prove incorrect, affecting milestone achievement. • If existing customers do not continue to purchase our analytics services, our revenue and results of operations would be adve rse ly impacted. • If we are unable to integrate our analytics services into customer systems on commercially reasonable terms, our results of o per ations could be impaired. • Our future growth and success depend on our ability to grow our customer base and effectively sell to a wide variety of custo mer s. Failure to do so would adversely affect our business and prospects. • We intend to provide analytics services globally. If customers prefer local providers, our revenue could decline and our pros pec ts may be adversely affected. • If the performance characteristics of our analytics services fall short of targets or customer requirements, our ability to m ark et and sell could be harmed. • Our business depends significantly on securing and maintaining government contracts, which are subject to complex procurement pr ocesses, regulatory requirements, and budgetary constraints. Any failure to comply with these requirements or changes in gove rnm ent priorities could adversely affect our revenue and growth prospects. • Government contracts often include terms that allow for termination, reduction, or modification at the government’s discretio n, which could lead to unexpected revenue loss and impact our financial condition. • The competitive bidding process for government contracts is highly competitive and time - consuming, and we may not be successful in securing new contracts or renewing existing ones, affecting our business operations. • We may not establish or maintain supply relationships for necessary data sources or may face higher costs, delaying service i ntr oduction and impacting revenue and profits. • Our ability to scale our analytics services depends on successfully designing, engineering, and operating our data processing in frastructure. • Establishing data processing facilities involves risks, including construction, permitting, delays, cost overruns, and operat ing in new geographic areas. • Our growth may be influenced by the willingness of customers to adopt advanced data analytics solutions. • Our ability to market our services depends on the compatibility with existing customer systems and infrastructure. • If our analytics services do not meet industry standards, our business, results of operations, and prospects could be adverse ly affected. • The data analytics market is evolving and highly competitive, with competitors having greater resources and technologies that ma y be superior to ours. • Developments in alternative analytics technologies may adversely affect demand for our services. • We rely on complex data processing equipment, creating risks and uncertainties in operational performance and costs. • We pursue strategic alliances, which could adversely impact our business if unsuccessful or disadvantageous. • Certain data processing activities pose security risks. We may face financial and reputational risks due to data breaches and li ability claims. • The reduction or elimination of government incentives could adversely affect our business, financial condition, and prospects . • Our operations expose us to legal and compliance risks. Compliance is expensive, and failure may result in monetary damages a nd adverse effects on our business. • We are subject to data privacy and security regulations, which could adversely affect our business and results of operations. • Our business depends on the efforts of our senior executives and key personnel, as well as attracting and retaining skilled e mpl oyees. RISKS RELATED TO OUR FINANCIAL CONDITION • We are an early - stage company with a history of financial losses and expect to incur significant expenses and continuing losses from operations. • Our business plan has yet to be tested, and we may not succeed in executing on our strategic plans, including commercializati on. • We will need substantial additional capital in the future to fund our business and may be unable to meet our future capital r equ irements, impairing our financial position and results of operations. • Incorrect estimates or assumptions by management in the preparation of our consolidated financial statements could adversely imp act our reported assets, liabilities, income, revenue, or expenses. • Our ability to utilize any net operating losses or tax credit carryforwards to offset taxable income are subject to complex l imi tations. RISKS RELATED TO OUR INTELLECTUAL PROPERTY • We rely heavily on our intellectual property portfolio. If we are unable to protect our intellectual property rights, our bus ine ss and competitive position would be harmed. • We may need to defend ourselves against intellectual property infringement claims, which may be time - consuming and could cause u s to incur substantial costs or limit our ability to use certain technology. • We may obtain licenses on technology that has not been commercialized or has been commercialized only to a limited extent, an d t he success of our business may be adversely affected if such technology does not perform as expected. • We may face risks relating to protecting our intellectual property in various countries resulting from our international busi nes s operations.

© NorthStar Earth & Space, Inc. 2026 32 Risk Factors OTHER GENERAL RISKS RELATED TO NORTHSTAR • Governmental trade controls, including export and import controls, sanctions, customs requirements and related regimes, could su bject us to liability or loss of contracting privileges, limit our ability to transfer technology or compete in certain marke ts and affect our ability to hire qualified personnel. • Changes in U.S., Canadian and foreign government policy, including the imposition of or increases in tariffs and changes to e xis ting trade agreements, could have a material adverse effect on global economic conditions and our business, financial conditi on, results of operations and prospects. • We are subject to U.S., Canadian and foreign anti - corruption, anti - bribery, anti - money laundering, financial and economic sancti ons and similar laws and regulations. We can face criminal liability and other serious consequences for violations, which can ha rm our business. • Our insurance coverage may not be adequate to protect us from all business risks. • From time to time, we may be involved in legal proceedings and commercial or contractual disputes, which could have an advers e i mpact on our financial condition and results of operations. • We believe that our technology enables a variety of business models, including but not limited to sole manufacturing, joint v ent ures, and licensing, each of which may involve certain risks and tradeoffs. • Changes in U.S., Canadian and foreign tax laws could have a material adverse effect on our business, financial condition or r esu lts of operations. • We are exposed to risks related to the use of artificial intelligence by us, our suppliers, partners and competitors. • Evolving scrutiny and changing expectations from global regulators and our stakeholders regarding our environmental, social a nd governance (ESG) practices and value proposition could adversely affect our business, brand and reputation. • We may be negatively impacted by epidemics, pandemics, and other outbreaks. • Our facilities or operations could be damaged or adversely affected by natural disasters and other catastrophic events outsid e o f our control. • Any economic, financial or banking crisis, or perceived threat of such a crisis, including a significant decrease in consumer co nfidence, may materially and adversely affect our business, financial condition and results of operations. • Inflation and increased interest rates may adversely affect our financial condition and results of operations. • Our ability to manage our business is highly dependent on IT systems and our website, systems, and data may be subject to int ent ional or inadvertent disruption, security incidents, or alleged violations of laws, regulations, or other obligations relatin g t o data handling could adversely impact our reputation and future sales. RISKS RELATED TO THE BUSINESS COMBINATION • The consummation of the Business Combination is subject to a number of conditions and, if such conditions are not satisfied o r w aived, any definitive agreement with respect to the Business Combination may be terminated in accordance with its terms and t he Business Combination may not be completed. • Our management has limited experience in operating a public company. • We will incur significant expenses and administrative burdens as a public company, which could have an adverse effect on our bus iness, financial condition, and results of operations. • We will be required to develop and maintain proper and effective internal control over financial reporting. • We will be controlled or substantially influenced by Viking’s founders, whose interests may conflict with other stockholders. • Subsequent to consummation of the Business Combination, we may be required to subsequently take write - downs or write - offs, restr ucturing and impairment or other charges that could have a significant negative effect on our financial condition, results of op erations and the price of our common stock. • The ability of Viking’s shareholders to exercise redemption rights prior to the consummation of the Business Combination may pre vent us from achieving an optimal capital structure. • Viking and NorthStar will incur substantial transaction costs in connection with the Business Combination. • The Sponsor and other insiders of Viking or NorthStar may elect to purchase Viking public shares, which may reduce the public fl oat of such shares. • We are an emerging growth company and a smaller reporting company under applicable U.S. securities laws and SEC rules, and if we take advantage of certain exemptions from disclosure requirements available to “emerging growth companies” or “smaller report in g companies,” this could make our securities less attractive to investors and may make it more difficult to compare our perform anc e with other public companies. • The price of our shares of common stock and warrants may be volatile. • Viking’s outstanding warrants will become exercisable for shares of common stock, which would increase the number of shares e lig ible for future resale in the public market and result in dilution to our stockholders. • If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our mark et, or if they change their recommendations regarding our securities adversely, the price and trading volume of our securities co ul d decline. • There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.